Prospectus filed pursuant to Rule 424(b)(4)

Registration No. 333-285108

5,000,000 Class A Ordinary Shares

BGIN BLOCKCHAIN LIMITED

This is an initial public offering of the Class A ordinary shares of BGIN BLOCKCHAIN LIMITED (“Bgin,” the “Company,” “our Company,” “we,” “our,” “ours,” or “us”). We are offering on a firm commitment basis our Class A ordinary shares, par value US$0.0000695652173913043 per share. The initial public offering price is US$6.00 per Class A ordinary share.

Prior to this offering, there has been no public market for our Class A ordinary shares. We have received the approval to list our Class A ordinary shares on the Nasdaq Stock Market under the symbol “BGIN”.

Investing in our Class A ordinary shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 31 to read about factors you should consider before buying our Class A ordinary shares.

Our issued and outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Taking into account the 249,500 Class A ordinary shares purchased by Mr. Qingfeng Wu in this offering, after the completion of this offering, Mr. Qingfeng Wu, our founder and chief executive officer, will beneficially own 249,500 Class A ordinary shares and 22,554,375 Class B ordinary shares, or 100% of our total issued and outstanding Class B ordinary shares, representing 55.46% of our total voting power, assuming the option to purchase additional Class A ordinary shares is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rules 5615(c). As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. However, we do not currently intend to elect to opt out of corporate governance requirements under the Nasdaq Listing Rules as a result of being a “controlled company.” See “Risk Factors — Risks Related to Our Corporate Structure.”

We are an “emerging growth company” as defined under the federal securities laws and are subject to reduced public company reporting requirements. See “Risk Factors” and “Prospectus Summary — Implications of our being an ‘Emerging Growth Company’” on pages 31 and 27, respectively.

This prospectus refers to (i) BGIN BLOCKCHAIN LIMITED, a Cayman Islands holding company, as the “Company,” “Bgin”, “we”, “our” and “us”, and (ii) the Company’s subsidiaries as “our subsidiaries” or the “subsidiaries”. The Cayman Islands holding company does not conduct any business operations and the Company’s subsidiaries are entities that conduct business operations in Singapore, the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and the U.S. Investors in our Class A ordinary shares and other equity securities we issue are not purchasing equity interests in our subsidiaries but instead are purchasing equity interests in the Company, the ultimate Cayman Islands holding company.

Bgin is not an operating company, but an exempted company with limited liability incorporated in the Cayman Islands. As an exempted company with no material operations, our operations are conducted by our subsidiaries, including (i) our subsidiaries in Singapore, Bgin Tech Pte. Ltd. (“Bgin Singapore”) and Bgin Technologies Pte Ltd (“Bgin SG”), (ii) our subsidiaries in Hong Kong, Bgin Tech Limited (“Bgin HK”), Bgin Trading Limited (“Bgin Trading”), Bgin Trade HK Limited (“Bgin Trade HK”), and Bgin Chip Limited (“Bgin Chip”), (iii) our subsidiaries in the U.S., Bgin Infrastructure, LLC (“Bgin Infrastructure US”), BGIN MANAGEMENT, LLC (“Bgin Management”) and Bgin Mining Inc. (“Bgin Mining”). This is an offering of the Class A ordinary shares of BGIN BLOCKCHAIN LIMITED, an exempted company incorporated in the Cayman Islands, instead of shares of our operating entities. This structure involves unique risks to the investors as you may never directly hold any equity interest in our operating subsidiaries, and our ability to receive dividends and other contribution from our subsidiaries in Hong Kong is significantly affected by regulations promulgated by Hong Kong or PRC authorities. Any change in the interpretation of existing rules and regulations or the promulgation of new rules and regulations would likely result in a material change in the operations of our operating entities and/or a material change in the value of the securities we are registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless” on page 35.

(Prospectus cover continued on the following page.)

	Per Share	Total
Initial public offering price	$6.0	$30,000,000
Underwriter discounts (7%) for sales to investors introduced by the underwriter(1)	$0.42	$2,100,000
Proceeds to us, before expenses(2)	$5.58	$27,900,000

____________

(1)         The Company has agreed to pay the underwriters, an underwriting discount equal to (i) 7% of the gross proceeds of this offering for investors who are introduced by the underwriters, or (ii) 4% of the gross proceeds of this offering for investors that are solely introduced by the Company. The calculation above is based on the assumption that all shares sold in this offering were to investors introduced by the underwriters. Proceeds to the Company will be higher if any shares sold in this offering were to investors introduced by us. If the underwriters do not exercise their over-allotment option, the total underwriting discounts payable will be approximately $1.69 million, based on the initial offering price of $6.0 per Class A ordinary share, assuming that 54.8% of the investors in this offering are introduced by the underwriters and 45.2% of the investors in this offering are introduced by the Company, and the total gross proceeds to us, before underwriting expenses, will be approximately $28.31 million. See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriters.

(2)         We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $3,323,717, exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Class A ordinary shares if any such shares are taken. We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the Class A ordinary shares to be offered by us pursuant to this offering (excluding Class A ordinary shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be approximately $1.88 million based on the initial offering price of $6.0 per Class A ordinary share, assuming that 48% of the investors in this offering are introduced by the underwriters and 52% of the investors in this offering are introduced by the Company, and the total gross proceeds to us, before underwriting expenses, will be approximately $32.62 million.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A ordinary shares to purchasers in the offering on or about October 22, 2025.

D. Boral Capital

Prospectus dated October 20, 2025

(Prospectus cover continued from preceding page.)

Mr. Qingfeng Wu, our chief executive officer and director, purchased 249,500 Class A ordinary shares in this offering at the initial public offering price. The shares purchased by Mr. Qingfeng Wu are control securities and also subject to the 180-day lock-up period. See “Shares Eligible for Future Sale — Lock-up Agreements.”

In addition to our operations in the U.S. and Singapore, a portion of our operations are conducted in Hong Kong by Bgin HK, Bgin Trading, Bgin Trade HK and Bgin Chip, our subsidiaries in Hong Kong. As such, we are subject to certain legal and operational risks associated with such operating subsidiaries being based in Hong Kong and having all of their operations to date in Hong Kong. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. The basic policies of the PRC regarding Hong Kong as a special administrative region of the PRC are reflected in the Basic Law, providing Hong Kong with executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. Nevertheless, the Chinese government may intervene or influence our current or future operations in Hong Kong at any time. For details relating to risks of doing business in Hong Kong, see “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.”

In addition, through Bgin SG, we entered into an agreement with our affiliated entity, Shenzhen Bgin Technology Co., Ltd., a company formed in the PRC (“Shenzhen Bgin”), pursuant to which Shenzhen Bgin agreed to provide project requirement development services and maintenance services to Bgin HK. Historically, from March 31, 2022 to June 2024, we also entered into agreements with Shenzhen Bgin through Bgin HK, pursuant to which agreements Shenzhen Bgin agreed to provide research and development services, administrative support, and maintenance services to Bgin HK, and from March 2019 to May 2022, Bgin HK also entered into a series of agreements with Shenzhen Bgin and its subsidiary, Zhongshan Bgin Technology Co., Ltd., a company formed in the PRC (“Zhongshan Bgin”), pursuant to which our affiliated entities provided services to Bgin HK with respect to the manufacturing of mining machines and the operation of mining farms in the PRC. See “Prospectus Summary — Agreements with Affiliated Entities Controlled by Our Directors and Officers.”

In general, any risks related to doing business in Mainland China also apply to doing business in Hong Kong. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.” In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact our ability to conduct out business, accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. In light of the PRC government’s recent expansion of authority in Hong Kong, we may be subject to uncertainty about any future actions of the PRC government or authorities in Hong Kong. Moreover, all the legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong. There is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong. The PRC government has intervened and may continue to intervene or influence our current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in issuers like ourselves. On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant supporting guidelines, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfil the filing procedure with the CSRC. As advised by our PRC legal counsel, we are not required to obtain the approval from or complete filings with the CSRC for this offering based on the facts that: (1) we do not meet the above explicit conditions set out in the Overseas Listing Trial Measures to determine whether an overseas offering shall be deemed as an indirect overseas offering and listing by a domestic company; (2) we do not have any subsidiary in mainland China or use any VIE structure to control any entity in mainland China; and (3) the main parts of our business activities are not conducted in mainland China and our main place of business is located in Singapore, the U.S. and Hong Kong. However, as the Overseas Listing Trial Measures was newly published, there are substantial uncertainties as to the implementation and interpretation, and the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company”, over which the CSRC may have substantial discretions. If we are required by the CSRC to submit and complete the filing procedures of this offering and listing, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure by us to comply with such filing requirements under the Overseas Listing Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or to continue to offer our securities. If certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations, and significantly limited or completely hinder our ability to continue our operations and/or our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including the Class A ordinary shares, to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless” on page 35, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The enactment of Law of the PRC on Safeguarding National Security in Hong Kong (the “Hong Kong National Security Law”) and the enactment of Safeguarding National Security Ordinance in Hong Kong (the “Hong Kong National Security Ordinance”) could impact our Hong Kong subsidiaries”, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations” and “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — If we were to be required to obtain any permission or approval from or complete filings with the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, our ability to offer or continue to offer our securities to investors could be significantly limited or hindered, which could cause the value of our Class A ordinary shares to significantly decline or become worthless, and we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected” on page 39.

As of the date of this prospectus, our subsidiaries’ mining operations (otherwise referred to as “self-mining”) are conducted in the United States, and a substantial amount of our assets are located in the United States. Since April 2023, our business of selling mining machines designed by us has also been conducted in the United States through Bgin Mining, in Hong Kong through Bgin Trading and in Singapore through Bgin SG. However, many of our directors and officers, including Mr. Zhao Xiang, Mr. Pengju Wang, and Mr. Qi Shao are all nationals and residents of mainland China, and a substantial portion of their assets are located in mainland China. Additionally, Mr. Qiuhua Li and Mr. Qingfeng Wu, our directors and officers, while being nationals of Mainland China, are residents of Singapore and Hong Kong, respectively. Further, Mr. Boquan He and Mr. Chung Shing (Paul) Tsang, our independent directors, are residents of Hong Kong, and a substantial portion of their assets are located in Hong Kong. Mr. Nicholas Williams, our communications officer, a national of the United Kingdom, is a resident of Hong Kong, and a substantial portion of his assets are located in Hong Kong. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to bring actions or enforce against us or our directors and officers judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Enforceability of Civil Liabilities.”

Additionally, our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (“PCAOB”), is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, with the last inspection having occurred in February 2025, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, recent developments could add uncertainties to this offering and we cannot assure you that the Nasdaq Stock Market (“Nasdaq”) or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Moreover, an exchange may determine to delist our securities, and our Class A ordinary shares may be prohibited from being traded on a national exchange, or an exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable, or determines that it cannot, inspect or fully investigate our auditors for two consecutive years. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already resuming regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. See more detailed discussion of this risk factor on page 31 of this prospectus, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

We are permitted under the laws of the Cayman Islands to provide funding to our subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Bgin HK, Bgin Trading, Bgin Trade HK and Bgin Chip are permitted under the laws of Hong Kong to provide funding to Bgin, the holding company incorporated in the Cayman Islands, through dividend distribution or payments without restrictions on the amount of the funds.

The PRC government’s significant authority to intervene in or influence operations of an offshore holding company at any time could limit our ability to transfer cash both into and outside of China, including Hong Kong. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares” on page 34 for more information. From time to time, cash may be transferred between our Cayman Islands holding company and its subsidiaries, and among the Company’s subsidiaries as intercompany cash transfers. For the fiscal year ended December 31, 2022, (i) Bgin HK transferred cash in the amount of US$365,636 to Bgin Management, US$1,588,500 to Bgin Infrastructure US, US$501,000 to Bgin Singapore and HK$1,101,000 (US$141,154) to Bgin Chip Limited (“Bgin Chip”), (ii) Bgin Infrastructure US transferred cash in the amount of US$100,000 to Bgin Management and US$100 to Bgin HK, (iii) Bgin Management transferred cash in the amount of US$350,000 to Bgin Infrastructure US, and (iv) Bgin Chip transferred cash in the amount of HK$1,000,000 (US$128,205) to Bgin HK. For the fiscal year ended December 31, 2023, (i) Bgin HK transferred cash in the amount of US$5,352,200 to Bgin Infrastructure US, US$8,800 to Bgin Chip, US$9,222,745 to Bgin Singapore, US$36,884,440 to Bgin Trading, and US$298,500 to Bgin Mining, (ii) Bgin Chip transferred cash in the amount of US$22,113 to Bgin HK and US$413,002 to Bgin Singapore, (iii) Bgin Singapore transferred cash in the amount of US$58,913 to Bgin HK, US$650,776 to Bgin Trading, US$446,186 to Bgin Chip, and US$59,467 to Bgin Infrastructure US, (iv) Bgin Trading transferred cash in the amount of US$45,181,002 to Bgin HK, US$27,668,359 to Bgin Singapore, US$1,203,102 to Bgin Mining, and US$8,000 to Bgin Chip, (v) Bgin Infrastructure US transferred cash in the amount of US$10,010 to Bgin Mining, and (vi) Bgin Mining transferred cash in the amount of US$680,000 to Bgin Infrastructure US. For the fiscal year ended December 31, 2024, (i) Bgin HK transferred cash in the amount of SG$400,000 (approximately US$298,418) to Bgin Singapore, US$220,651,271 to Bgin Trading, US$66,107,110 to Bgin Singapore, US$41,224 to Bgin Chip, and US$100 to Bgin Management, US$3,750,000 to Bgin Infrastructure; (ii) Bgin Trading transferred cash in the amount of US$15,665,000 to Bgin Infrastructure, US$134,485,959 to Bgin Singapore, and US$295,192,349 to Bgin HK, US$3,000,000 to Bgin Chip, US$1,000,000 to Bgin Mining, US$6,200,000 to Bgin SG, US$50,000 to Bgin Trade; (iii) Bgin Singapore transferred cash in the amount of US$1,964,400 to Bgin HK, US$3,290,000 to Bgin Infrastructure, US$1,390,000 to Bgin SG; (iv) Bgin Infrastructure transferred cash in the amount of US$793,400 to Bgin Mining, US$451,780 to Bgin HK, US$970,000 to Bgin Trading, US$1,000,000 to Bgin Singapore; (v) Bgin Management transferred cash in the amount of US$6,403,934 to Bgin HK, US$3,379,800 to Bgin Infrastructure, US$8,248 to Bgin Mining; (vi) Bgin Mining transferred cash in the amount of US$280,000 to Bgin Infrastructure, US$328,384 to Bgin HK, US$994,965 to Bgin Singapore; (vii) Bgin Chip transferred cash in the amount of US$102,716 to Bgin Singapore; (viii) Bgin SG transferred cash in the amount of US$10,550,992 to Bgin HK; and (ix) Bgin Trade transferred cash in the amount of US$701,009 to Bgin HK. From January 1, 2025 to the date of this prospectus, (i) Bgin HK transferred cash in the amount of US$150,000 to Bgin Mining, US$6,060,000 to Bgin Trading, US$97,600 to Bgin Management, US$49,930,099 to Bgin SG, US$31,000 to Bgin Singapore, US$949,000 to the Company, US$11,000 to Bgin Chip, US$3,000 to Bgin Trade, and US$3,120,000 to Bgin Infrastructure, (ii) Bgin Trading transferred cash in the amount of US$8,796,172 to Bgin HK, US$912,828 to Bgin Singapore, US$31,600,000 to Bgin Infrastructure, US$33,500,000 to Bgin SG, US$5,750,000 to the Company, US$50,000 to Bgin Chip, and US$3,000 to Bgin Trade, (iii) Bgin Singapore transferred cash in the amount of US$950,000 to Bgin HK, (iv) Bgin Infrastructure US transferred cash in the amount of US$2,630,000 to Bgin Management, (v) Bgin SG transferred cash in the amount of US$11,580,082 to Bgin HK, US$71,000,000 to Bgin Singapore, US$3,000,000 to Bgin Infrastructure, US$50,000 to Bgin EU, and US$1,002,523 to the Company, (vi) Bgin Management transferred cash in the amount of US$2,321,384 to Bgin HK, (vii) Bgin Mining transferred cash in the amount of US$605,806 to Bgin HK, (viii) Bgin Trade transferred cash in the amount of US$1,049,995 to Bgin HK, and (ix) the Company transferred cash in the amount of US$20,000 to Bgin Field, and US$20,000 to Bgin Rig. On January 13, 2024, the board of directors of Bgin Trading declared a dividend with an aggregate amount of US$17,005,000, payable in USDT coins to Bgin Rig, which has been paid to Bgin Rig in full. On January 14, 2024, the sole director of Bgin Rig declared a dividend with an aggregate amount of US$17,000,000, payable in USDT coins to the Company, which has been paid to the Company in full. On January 15, 2024, our board of directors declared a final dividend with an aggregate amount of US$5,000,000, payable in USDT coins to our shareholders of record as of December 31, 2023, to be paid on or before February 29, 2024. As of February 2024, all of the US$5,000,000 of declared dividend had been paid. On March 12, 2024, our board of directors passed resolutions reclassifying the dividend as an interim dividend rather than a final dividend. On March 15, 2024, our shareholders unanimously passed written resolutions ratifying, approving and confirming in all respects the reclassification by the board of directors of the dividend as an interim dividend rather than a final dividend. On June 2, 2025, the board of directors of Bgin Trading declared a dividend with an aggregate amount of US$5,005,000, payable in USDT coins to Bgin Rig, which has been paid to Bgin Rig in full. On June 3, 2025, the sole director of Bgin Rig declared a dividend with an aggregate amount of US$5,000,000, payable in USDT coins to the Company, which has been paid to the Company in full. On June 6, 2025, our board of directors recommended a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company and that any such dividend declared by the shareholders of the Company be settled in cash. On June 21, 2025, our board of directors passed further resolutions updating the recommendation of June 6, 2025, to recommend that a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company and that any such dividend declared by the shareholders of the Company be settled in cash or by a distribution in specie of USDT coins, in each case at the sole discretion of the shareholder entitled to payment of the said final dividend. On June 21, 2025, our board of directors passed resolutions recommending that a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company, and that any such dividend declared by the shareholders of the Company be settled either in cash or by a distribution in specie of USDT coins, in each case at the sole discretion of the shareholders entitled to payment of the said final dividend, to our shareholders of record as of December 31, 2024. On June 23, 2025, our shareholders unanimously passed written resolutions declaring a final dividend with an aggregate amount of US$5,000,000 to be paid, at the election of each relevant shareholder, in either cash or by a distribution in specie of USDT coins. As of June 30, 2025, all US$5,000,000 of the declared final dividend had been paid to the shareholders, among which US$949,000 was paid in USDT coins. As of the date of this prospectus, no other dividend declarations have been made by our board of directors or by a subsidiary to the Company. For a discussion of the risks in connection with distributing USDT coins to our shareholders as dividends, see “Risk Factors — Risks Related to Our Business and Industry — If USDT were to be deemed a “security” under the Securities Act, we might have liabilities arising out of a possible violation of Section 5 of the Securities Act in connection with our distributions of dividends to shareholders in the form of USDT coins.” Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. See “Risk Factors — Risks Related to Our Class A ordinary shares and This Offering — We may or may not pay dividends in the foreseeable future after this offering, and any future determination related to our dividend policy will be made at the discretion of our board of directors. In the event that our board of directors does not declare any dividends, you must rely on price appreciation of our Class A ordinary shares for return on your investment” and our consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included elsewhere in this prospectus beginning on page F-1. Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company and its subsidiaries.

Under the current practice of the Inland Revenue Department of Hong Kong, generally no tax is payable in Hong Kong in respect of dividends paid by us on the Class A ordinary shares. As of the date of this prospectus, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of Hong Kong dollars into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors.

Bgin and our subsidiaries may from time to time declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

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About this Prospectus

You should rely on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy the Class A ordinary shares, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A ordinary shares. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the underwriters have taken any action to permit a public offering of the Class A ordinary shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. For the avoidance of doubt, no offer or invitation to subscribe for the Class A ordinary shares is made to the public in the Cayman Islands. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A ordinary shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

Until November 14, 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “ALPH” are to Alephium, a cryptocurrency operating on a sharded layer 1 blockchain;

•        “amended and restated memorandum and articles” are to the amended and restated memorandum and articles of association of Bgin currently in effect;

•        “ASIC(s)” are to application-specific integrated circuit(s), microchip(s) designed for a special application;

•        “BGA” are to Bugna, a digital currency using proof-of-work consensus mechanism;

•        “Bgin CA” are to Bgin CA Limited, a limited liability company formed under the laws of the British Virgin Islands and a former indirect wholly-owned subsidiary of Bgin, which was dissolved on March 13, 2025;

•        “Bgin Chip” are to Bgin Chip Limited, a limited liability company formed in Hong Kong and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Construction” are to BGIN CONSTRUCTION INC., a corporation incorporated in the State of Delaware and a wholly-owned subsidiary of Bgin EU;

•        “Bgin EU” are to BGIN EU LIMITED, a private company limited by shares formed under the laws of Ireland (as defined below) and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Field” are to Bgin Field Limited, a limited liability company formed under the laws of the British Virgin Islands and a wholly-owned subsidiary of Bgin;

•        “Bgin HK” are to Bgin Tech Limited, a Hong Kong company incorporated on March 18, 2019 and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Infrastructure US” are to Bgin Infrastructure, LLC, a limited liability company formed in the State of Delaware and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Management” are to BGIN MANAGEMENT, LLC, a limited liability company formed in the State of Delaware and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Mining” are to Bgin Mining Inc., a corporation formed in the State of Nebraska and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Rig” are to Bgin Rig Limited, a limited liability company formed under the laws of the British Virgin Islands and a wholly-owned subsidiary of Bgin;

•        “Bgin SG” are to Bgin Technologies Pte Ltd, a limited liability company formed in Singapore and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Singapore” are to Bgin Tech Pte. Ltd., a limited liability company formed in Singapore and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Trade HK” are to Bgin Trade HK Limited, a limited liability company formed in Hong Kong and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin Trading” are to Bgin Trading Limited, a limited liability company formed in Hong Kong and an indirect wholly-owned subsidiary of Bgin;

•        “Bgin US” are to Bgin US Limited, a limited liability company formed under the laws of the British Virgin Islands and an indirect wholly-owned subsidiary of Bgin;

•        “BVI” are to the British Virgin Islands;

•        “CAGR” are to compound annual growth rate;

•        “China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

•        “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.0000695652173913043 per share;

•        “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.0000695652173913043 per share;

•        “Company,” “Bgin,” “we”, “us”, or “our,” are to BGIN BLOCKCHAIN LIMITED, a Cayman Islands exempted company, and to describing our consolidated financial information;

•        “cryptocurrency” are to any form of currency that only exists digitally, that usually has no central issuing or regulating authority but instead uses a decentralized system to record transactions and manage the issuance of new units, and that relies on cryptography to prevent counterfeiting and fraudulent transactions;

•        “Decho Investment” are to Decho Investment Limited, a limited liability company formed under the laws of the British Virgin Islands and controlled by Mr. Qingfeng Wu;

•        “digital assets” are to any digital representation of value that may function as a medium of exchange, a unit of account, and/or a store of value. Digital assets may include, but not limited to, cryptocurrencies;

•        “Frost & Sullivan Report” are to the industry report commissioned by us and prepared by Frost & Sullivan International Limited, or “Frost & Sullivan,” an independent research firm, titled “Global Blockchain and Cryptocurrency Market”, to provide information regarding our industry and our global market position;

•        “FPGA(s)” are to field-programmable gate array(s), the integrated circuit(s) designed to be configured by customers after manufacturing;

•        “GH” are to GigaHashes and “GH/s” are to GigaHashes per second, representing 1,000,000,000 hashes per second;

•        “GPU(s)” are to graphics processing unit(s);

•        “hash” are to the computation run by mining machines in support of the blockchain;

•        “hash rate” are to the speed at which a computer can solve computations in support of the blockchain;

•        “Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•        “HK$” and “HK dollars” are to the legal currency of Hong Kong;

•        “Investment Company Act” or “1940 Act” are to the Investment Company Act of 1940;

•        “Ireland” are to the Republic of Ireland;

•        “KAS” are to “Kaspa”, a cryptocurrency relying on proof-of-work system;

•        “MH” are to MegaHashes and “MH/s” are to MegaHashes per second, representing 1,000,000 hashes per second;

•        “Moon Aquarius” are to Moon Aquarius Limited, a limited liability company formed under the laws of the British Virgin Islands and controlled by Mr. Qiuhua Li;

•        “Mainland China” are to the People’s Republic of China, excluding Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•        “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.0000695652173913043 per share;

•        “PCB” are to printed circuit board, a base for mounting microelectronic components in electronics;

•        “PH” are to PetaHash and “PH/s” are to PetaHashes per second, representing 1,000,000,000,000,000 hashes per second;

•        “RMB” and “Renminbi” are to the legal currency of China;

•        “RXD” are to Radiant, a peer-to-peer programmable digital asset system;

•        “SDR” are to Special Drawing Rights, an international reserve asset created by the International Monetary Fund to supplement the official reserves of its member countries;

•        “Singapore dollars” and “S$” are to the legal currency of Singapore;

•        “Tether” or “USDT” are to an asset-backed cryptocurrency “stablecoin” with an exchange rate pegged to fiat currency and designed to be valued at US$1.0;

•        “TH” are to TeraHashes and “TH/s” are to TeraHashes per second, representing 1,000,000,000,000 hashes per second;

•        “U.S.”, “US” or “United States” are to United States of America, its territories, its possessions and all areas subject to its jurisdiction;

•        “U.S. GAAP” are to generally accepted accounting principles in the United States; and

•        “$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States.

We do not have any operations of our own. We are a holding company with operations conducted (i) in Hong Kong through our Hong Kong operating subsidiaries Bgin HK, Bgin Trading, Bgin Trade HK and Bgin Chip, using U.S. dollars as their functional currency, (ii) in Singapore through our Singapore subsidiaries, Bgin Singapore and Bgin SG, using U.S. dollars as their functional currency, and (iii) in the U.S. through our U.S. subsidiaries, Bgin Infrastructure US, Bgin Management and Bgin Mining, using U.S. dollars as their functional currency. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of its readers. Assets and liabilities are translated into U.S. dollars at the closing rate of exchange as of the balance sheet dates, the statement of income is translated using average rate of exchange in effect during the reporting periods, and the equity accounts are translated at historical exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Translations from HK dollars to U.S. dollars and from U.S. dollars to HK dollars in this prospectus are made at a pegged exchange rate of US$1=HK$7.8. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made as follows:

	December 31, 2023		December 31, 2024
	Period-end spot rate	Average rate	Period-end spot rate	Average rate
US$ against Renminbi	US$1=RMB 7.0999	US$1=RMB 7.0809	US$1=RMB 7.2993	US$1=RMB 7.1957

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A ordinary shares, discussed under “Risk Factors,” on page 31 before deciding whether to buy our Class A ordinary shares. This prospectus contains information from an industry report that was commissioned by us and prepared by Frost & Sullivan. We refer to this report as the Frost & Sullivan Report.

Overview

Through our operating subsidiaries, we are a digital asset technology company based in Singapore, Hong Kong and the U.S. with proprietary cryptocurrency-mining technologies.

We were established as a cryptocurrency mining business in 2019. Given our limited financial resources at the time, we decided to focus on selected alternative cryptocurrencies as it was more cost effective. We leveraged our in-house technical expertise to design the software and the chips that could efficiently mine different types of cryptocurrencies that we focused on. This experience has built our understanding of how to approach designing appropriate software to address the Proof-of-Work (“PoW”) algorithms of various cryptocurrencies.

Over time, we have scaled our business and presently operate through subsidiaries located in the United States, Hong Kong and Singapore. We primarily generate revenue from selling self-designed mining machines, conducting mining operations, operating mining pools, and providing mining machine hosting services to customers. Sales of mining machines contributed approximately 85.43% and 63.57% of our total revenue for the fiscal years ended December 31, 2023 and 2024, respectively.

While our long-term strategic focus has always been on self-mining and generating service revenue from mining farms and mining pools, we recognized early on that other miners valued our proprietary chip design and mining machines. As an early-stage growth company, we recognized the opportunity to fund our growth strategy by exploiting this interest in our mining machines.

We design our mining machines to address the needs the miners of all sizes. Different models of our machines cater to a diverse range of size segments: from small-scale models for home miners to industrial-scale machines tailored for mid-to-large mining enterprises. Our focus has always been on delivering cost effective and energy efficient machines. Our subsidiaries design and sell mining machines equipped with our proprietary ASIC chips under different series dedicated to the mining of KAS coins and ALEO coins, and, prior to March 2025, also ALPH coins and RXD coins. For the years ended December 31, 2023 and 2024, mining machine sales was the primary source of our revenue, representing 85.43% and 63.57% of our total revenue in the respective fiscal year. These machines are available for purchase only through our website: iceriver.io. Customers may view and place orders for machines they intend to purchase directly through the website, and have the option to enroll in our miner hosting services, through which we operate and manage mining machines on customers’ behalf in return for service fees. Customers purchasing machines sold by our subsidiaries are primarily based in Hong Kong, the U.S. and Southeast Asia. For the fiscal years ended December 31, 2023 and 2024, we sold an aggregate of 67,998 and 102,849 mining machines, respectively, to customers across the world. As of the date of this prospectus, we host a total of 1,926 machines on behalf of our customers, of which 1,165 are in operation and 145 are non-operational at our mining farm located in York, Nebraska, and 616 are stored in our warehouse in Beatrice, Nebraska.

KAS coin mining machines constitute 90.88% of our machine sales for the fiscal year ended December 31, 2024. There is increased competition in this segment due to an increasing number of KAS machines on the market launched by competitors, and we continually work on refining and developing newer, more efficient ASIC chips and mining machines to retain our status as a market leading brand. We strategically targeted developing an expertise in designing and developing ASIC chips for this cryptocurrency as the mining algorithm underlying this coin is similar to the algorithm utilized by Bitcoin. The experience and insights we have gained position us well to leverage our enhanced financial capacity to design, for our own use and for external sales, mining machines that can expand our business into mining larger cryptocurrencies such as Bitcoin if we decide to take this approach.

As our subsidiaries produce cryptocurrencies through their mining operations, they exchange cryptocurrencies mined for fiat currency on a regular basis to generate cash flow to fund our subsidiaries’ business operations. We attribute our substantial growth in the cryptocurrency mining business since our inception to our strategic focus on selected alternative cryptocurrency mining. These selected alternative cryptocurrencies are generally considered to have more growth potential with higher risks compared to large-capitalization cryptocurrencies. To mitigate such risks and maximize profit potential, our subsidiaries adopt a flexible approach to mining operations by using their cloud-based mining machine management software to monitor mining results on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined.

We believe that our innovative research and development capabilities are a key competitive strength as this has enabled us to design and deliver mining machines that are robust and come in various sizes to address the needs of various size segments of the mining industry. Users of our machines, including our subsidiaries, have the ability to conduct cryptocurrency mining with greater computing power and power efficiency while retaining the flexibility to select a machine size that suits their specific needs and storage facility specifications. Our subsidiaries fully rely on our self-designed mining machines for their daily cryptocurrency mining operations. To date, through our subsidiaries, we have designed 28 and put into use 15 different models of cryptocurrency mining machines, each specifically adapted and dedicated to mining a specific cryptocurrency.

As of the date of this prospectus, our subsidiaries own a total of 73,608 mining machines for operation purposes, of which 8,406 are in operation, and 65,202 are not operated and are stored in mining farms and hosting facilities in the U.S., our warehouses in Hong Kong and Beatrice, Nebraska, or stored by our partner manufacturer in Malaysia. Through our subsidiaries, we currently manage and operate some of our mining machines in the U.S. at mining farms owned by our subsidiaries in Omaha, Nebraska and York, Nebraska. The remaining mining machines are hosted by a third-party hosting service provider in the state of Ohio. As of the date of this prospectus, other than 156 mining machines located in our warehouse in Hong Kong and 26,584 mining machines stored by our partner manufacturer in Malaysia, all the mining machines owned by our subsidiaries are located in the U.S. See “Business — Growth Strategies — Further Integrating Our Business Model across the Value Chain.”

We strive to continuously develop and implement technological improvement into our subsidiaries’ mining process. The technological cornerstone of our subsidiaries’ cryptocurrency mining operations is their proprietary cloud-based mining machine management software, which is used at all of the mining farms in which our subsidiaries maintain and operate mining machines, and allows them to make timely and informed decisions as to the use and management of their mining machines.

Since September 2023, we have been providing mining pool services, which currently support five mineable cryptocurrencies, through which we generate income by receiving crypto coins as rewards and deducting a percentage of such rewards as pool fees from payouts to pool participants. See “— Mining Pools.”

For the fiscal years ended December 31, 2023 and 2024, the Company’s business operations were heavily dependent upon KAS coins. See “Risk Factors — Risks Related to Our Business and Industry — Our business operations are heavily dependent upon the stability and popularity of KAS coins” and “Industry — Total Market Capitalization of Cryptocurrencies — KAS.”

Our revenue increased from US$257,268,371 for the fiscal year ended December 31, 2023 to US$302,277,581 for the fiscal year ended December 31, 2024, representing an increase of 17.5%. We had a net income of US$139,760,782 for the fiscal year ended December 31, 2023, as compared with a net income of US$66,140,805 for the fiscal year ended December 31, 2024.

Our Competitive Strengths

We believe that the following strengths have contributed to our success:

•        experience driven innovative research and development capabilities;

•        a strategic focus on maintaining operational flexibility;

•        proprietary technologies support a defensible business model; and

•        experienced and visionary management team with proven track records.

Our Growth Strategies

We intend to achieve our mission and further grow our business by pursuing the following strategies:

•        further integrating our business model across the value chain;

•        designing new ASIC chips and mining machines; and

•        increasing research and development efforts.

Recent Development

Unaudited Preliminary Financial Results for the Six Months Ended June 30, 2025

We are in the process of finalizing our financial results for our six months ended June 30, 2025. Based on currently available information, the following table shows our unaudited preliminary financial results for the six months ended June 30, 2025, as compared with the six months ended June 30, 2024.

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(USD) (unaudited)	(USD) (unaudited)
Revenues	47,663,674	144,483,931
Cost of revenue	53,972,249	59,704,329
Gross profit	(6,308,575)	84,779,602
Gross profit margin %	(13)%	59%
Total operating expenses	54,825,558	8,065,362
Selling expenses	290,862	386,181
General and administrative expenses	13,233,353	2,627,482
Research & development expenses	7,496,308	5,585,754
Change in fair value of cryptocurrencies	14,374,757	1,102,968
Impairment of Property and equipment	19,124,349	—
Others	305,929	(1,637,023)
Net income (loss)	(60,161,171)	63,575,979

For the six months ended June 30, 2025, our total revenue was US$47.66 million, as compared to US$144.48 million for the six months ended June 30, 2024, representing a period-over-period decrease of US$96.82 million, or 67%. The sharp decline was primarily attributable to a reduction in mining machine sales revenue, as the per unit price of KAS decreased from US$0.1165 on December 31, 2024 to US$0.0755 as of June 30, 2025, representing a cumulative decline of approximately 35%, as a result of which miners reduced their KAS machines purchases due to lower mining profitability.

Cost of revenues decreased by US$5.73 million, or 10%, from US$59.70 million for the six months ended June 30, 2024 to US$53.97 million for the six months ended June 30, 2025. The decrease reflected a US$10.25 million decrease in mining machine sales costs and a US$30.63 million decrease in mining pool costs, offset by a US$34.92 million increase in mining costs, with further details provided in the respective business segment discussions.

Operating expenses increased by US$46.76 million, or 579%, from US$8.07 million the six months ended June 30, 2024 to US$54.83 million for the six months ended June 30, 2025, primarily due to higher general and administrative expenses, fluctuations in the fair value of cryptocurrencies, and impairment charges on property and equipment.

As a result, our net loss increased by US$123.74 million, reflecting the combined impact of lower revenues, higher mining costs, and significantly increased operating expenses.

Mining Revenue

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(USD) (unaudited)	(USD) (unaudited)
Revenues	30,797,322	11,649,316
Cost of services	39,903,509	4,985,782
Gross profit	(9,106,187)	6,663,535
Gross profit margin %	(30)%	57%

For the six months ended June 30, 2025, our mining revenue increased by US$19.15 million from US$11.65 million in the six months ended June 30, 2024 to US$30.80 million for the six months ended June 30, 2025, primarily due to the Company’s expanded deployment of KAS mining machines. Mining costs increased by US$34.92 million compared to the same period of last year, driven by both the higher number of machines in operation and the increase in electricity rates. Specifically, the increase in self-mining machines resulted in an additional US$7.22 million in depreciation expense, while the combined effect of additional machines and higher average electricity costs per kilowatt-hour contributed to an increase of US$25.83 million in electricity expenses.

Sales of Mining Machines

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(USD) (unaudited)	(USD) (unaudited)
Revenues	9,733,185	94,947,127
Cost of services	7,494,999	17,742,554
Gross profit	2,238,186	77,204,573
Gross profit margin %	23%	81%

For the six months ended June 30, 2025, revenue from sales of mining machines decreased by US$85.21 million compared to the six months ended June 30, 2024. The decline was primarily due to the decrease in the market price of KAS, which resulted in significantly lower demand for mining machines. In the first half of 2025, the Company sold 6,618 units, compared to 47,252 units sold in the first half of 2024. In addition, intensified market competition further contributed to a decline in the gross profit margin of KAS mining machine sales.

Hosting Revenue

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(USD) (unaudited)	(USD) (unaudited)
Revenues	2,311,069	2,131,656
Cost of services	1,799,401	1,569,095
Gross profit	511,668	562,561
Gross profit margin %	22%	26%

For the six months ended June 30, 2025, revenue and costs from our hosting services remained largely unchanged compared to the six months ended June 30, 2024.

Mining Pool Revenue

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024
	(USD) (unaudited)	(USD) (unaudited)
Revenues	4,822,098	35,755,832
Cost of services	4,774,340	35,406,898
Gross profit	47,758	348,934
Gross profit margin %	1%	1%

For the six months ended June 30, 2025, our mining pool revenue decreased by US$30.9 million, or 87%, from US$35.76 million for the six months ended June 30, 2024 to US$4.82 million in the six months ended June 30, 2025, primarily due to the Company’s strategic decision to shift its mining pool operations primarily for internal use since February 2025 due to its lower gross profit margin and limited long-term strategic value.

The above unaudited preliminary financial information for the six months ended June 30, 2025 is based upon our preliminary accounting records and subject to adjustments, if any, upon completion of the review of our six months financial results. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. The unaudited preliminary financial information for the six months ended June 30, 2025 has not been reviewed or audited by our independent public accounting firm. This preliminary financial information is not a comprehensive statement of our financial results for this period.

Factors that could cause actual results to differ from those described above are set forth in “Risk Factors” and “Disclosure Regarding Forward-Looking Statements.” You should read this information together with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for prior fiscal periods included elsewhere in this prospectus. Our consolidated financial statements for the six months ended June 30, 2025 are not expected to be reported to the public until after this offering is completed.

We believe that the foregoing information about our revenues, gross margins and operating profit is important to an investor’s understanding of our performance and is a meaningful indicator for assessing our operating performance.

Recent tariffs imposed on goods imported to the U.S. from China

Recently, U.S. President, Donald J. Trump, announced that the U.S. would impose significant tariffs on Chinese imports. There have been ongoing negotiations between U.S, and Chinese government officials regarding these tariffs and the reciprocal tariffs introduced by the government of China. At present, the effective average tariff rate on Chinese imports is about 27.8%, and Chinese and U.S. officials have reached an agreement to temporarily reduce reciprocal tariffs while trade negotiations continue. Despite this temporary pause, a heightened tariff environment persists, and there is no assurance that the reduced tariff rates will be extended or that additional tariffs or other trade restrictions will not be imposed with little warning. The additional tariffs imposed by the U.S. government on certain products imported from China may impact our supply chain and cost structure. In manufacturing our mining machines, while we collaborate with a leading foundry in Asia (not located in China) for chip fabrication and manufacturing, some of our materials and components are sourced from China. These materials, along with the chips, are shipped to our partner manufacturers in Malaysia and China for manufacturing and assembly. See “Business — Mining Machines.” For our own mining operations and hosting services, assembled machines are shipped to the United States, and for our business of mining machine sales, machines are usually shipped directly to customers by the manufacturing partner, including to those customers in the U.S.

We are currently evaluating the impact of the recently imposed additional tariffs as a whole. If our mining machines are deemed to be subject to the additional tariffs as a result of our using components sourced from China in the manufacturing of our mining machines, the profitability of several existing lines of business, including our own mining operations, hosting services, and sales of mining machines, may all be materially and negatively affected. If our customers in the U.S. are required to pay additional tariffs on our products, demand for our mining machines could decline, negatively affecting our sales. See also “Risk Factors — Risks Related to Our Business and Industry — Our

mining machines exported from Asia to the United States may be subject to the additional tariffs recently imposed by the U.S. government on certain products imported from China, which could adversely affect our supply chain, cost structure, and results of operations.”

Corporate History and Holding Company Structure

In March 2019, we commenced our operations in the cryptocurrency mining business through Bgin HK, our subsidiary in Hong Kong, which was co-founded by Mr. Qiuhua Li, our chairman of the board of directors, and Mr. Qingfeng Wu, our chief executive officer.

In September 2021, we decided to expand our operations to the North American market. On September 10, 2021, Bgin Infrastructure US and Bgin Management were formed in the State of Delaware, through which we conducted our mining business in the State of Nebraska.

On March 23, 2022, BGIN BLOCKCHAIN LIMITED was incorporated under the laws of the Cayman Islands as our offshore holding company.

From January 2022 to July 2022, in anticipation of the proposed initial public offering, we completed a series of reorganizational steps.

In April 2023, we started selling self-designed mining machines to customers under our “ICERIVER” brand. Such business is conducted in the U.S. through Bgin Mining, in Hong Kong through Bgin Trading and Bgin Trade HK, and in Singapore through Bgin SG.

Since September 2023, we have been providing mining pool services, which currently support five mineable cryptocurrencies. Our mining pool services are mainly conducted through Bgin HK.

Since November 2023, we have been offering miner hosting services as an elective, value-added service to customers who purchase selected models of our self-designed mining machines. Hosting services are operated in the U.S. by Bgin Management and Bgin Infrastructure US.

On November 14, 2024, we incorporated BGIN EU LIMITED in Ireland as a wholly-owned subsidiary of Bgin SG. Through Bgin EU, we intend to launch after-sales services to customers who purchase our “ICERIVER” brand mining machines.

On February 3, 2025, our board of directors passed unanimous written resolutions to approve, among other things, a subdivision of the Company’s authorized and issued share capital on a 1:10 basis (the “February 2025 Share Subdivision”), such that (i) the authorized share capital of the Company be amended from US$50,000 divided into 39,540,000 Class A ordinary shares of par value US$0.001 each and 10,460,000 Class B ordinary shares of par value US$0.001 each to US$50,000.00 divided into 395,400,000 Class A ordinary shares of par value US$0.0001 each and 104,600,000 Class B ordinary shares of par value US$0.0001 each and (ii) the issued share capital of the Company be amended from 3,954,000 Class A ordinary shares of par value US$0.001 each and 1,046,000 Class B ordinary shares of par value US$0.001 each to 39,540,000 Class A ordinary shares of par value US$0.0001 each and 10,460,000 Class B ordinary shares of par value US$0.0001 each.

Through the same set of resolutions, our board of directors approved an increase in the Company’s authorized share capital from US$50,000.00 divided into 395,400,000 Class A ordinary shares of par value US$0.0001 each and 104,600,000 Class B ordinary shares of par value US$0.0001 each to US$75,000.00 divided into 593,100,000 Class A ordinary shares of par value US$0.0001 each and 156,900,000 Class B ordinary shares of par value US$0.0001 each (the “Share Capital Increase”), and the issuance of an aggregate of 19,770,000 Class A ordinary shares and 5,230,000 Class B ordinary shares to existing shareholders of the Company on a pro rata basis (the “Share Issuance”).

On February 4, 2025, our shareholders, passed unanimous written resolutions, to approve the February 2025 Share Subdivision, the Share Capital Increase, and the Share Issuance, which all became effective as of the same date. See also “Description of Share Capital — History of Securities Issuances.”

On July 16, 2025, our board of directors passed unanimous written resolutions to approve, among other things, a subdivision of the Company’s authorized and issued share capital on a 1:1.4375 basis (the “July 2025 Share Subdivision”, together with the February 2025 Share Subdivision, the “Share Subdivisions”), such that (i) the authorized share capital of the Company be amended from US$75,000.00 divided into 593,100,000 Class A ordinary shares of par value US$0.0001 each and 156,900,000 Class B ordinary shares of par value US$0.0001 each to US$75,000.00 divided into 852,581,250 Class A ordinary shares of par value US$0.0000695652173913043 each and 225,543,750 Class B ordinary shares of par value US$0.0000695652173913043 each, and (ii) the issued share capital of the Company be amended from 59,535,000 Class A ordinary shares of par value US$0.0001 each and 15,690,000 Class B ordinary shares of par value US$0.0001 each to 85,581,566 Class A ordinary shares of par value US$0.0000695652173913043 each and 22,554,375 Class B ordinary shares of par value US$0.0000695652173913043 each.

On July 16, 2025, our shareholders, passed unanimous written resolutions, to approve the July 2025 Share Subdivision, which became effective as of the same date. See also “Description of Share Capital — History of Securities Issuances.”

As of the date of this prospectus, we conduct our operations primarily through (i) our subsidiaries in Singapore, Bgin Singapore, which was incorporated in Singapore on December 27, 2021, and Bgin SG, which was incorporated in Singapore on May 27, 2024, (ii) our subsidiaries in Hong Kong, Bgin HK, which was incorporated in Hong Kong on March 18, 2019, Bgin Trading, which was incorporated in Hong Kong on December 8, 2022, Bgin Trade HK, which was incorporated in Hong Kong on August 20, 2024, and Bgin Chip, which was incorporated in Hong Kong on June 24, 2022, and (iii) our subsidiaries in the U.S., including Bgin Infrastructure US, which was incorporated in the State of Delaware on September 10, 2021, Bgin Management, which was incorporated in the State of Delaware on September 10, 2021, and Bgin Mining, which was incorporated in the State of Nebraska on December 5, 2022.

Under our dual-class share structure, our shares are divided into Class A ordinary shares and Class B ordinary shares. Except for voting rights (each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings while each Class B ordinary share shall entitle the holder thereof to five votes on all matters subject to vote at general meetings) and conversion rights (each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof and upon any sale, transfer, assignment or disposition of such Class B ordinary share to any person or entity other than an affiliate of the holder of that Class B ordinary share but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances), Class A ordinary shares and Class B ordinary shares rank pari passu with one another and have the same rights, preferences, privileges, and restrictions. Although Class B ordinary shares have super voting power, any rights attached to Class A ordinary shares can only be materially and adversely varied if (a) the shareholders holding two thirds of the issued Class A ordinary shares consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued Class A ordinary shares. Therefore, notwithstanding the fact that Mr. Qingfeng Wu, our chief executive officer, beneficially owns 249,500 Class A ordinary shares and all of our Class B ordinary shares and has the ability to control the outcome of matters put to a shareholder vote at general meetings, he does not have the right to conclude on proposals that will materially and adversely affect the rights of Class A ordinary shares in any way without affecting the rights of Class B ordinary shares in the same way unless with the approval of the holders of all Class A ordinary shares.

The following diagram illustrates our corporate legal structure and shareholders in our corporate structure as of the date of this prospectus and upon completion of this offering, assuming no exercise of the over-allotment option.

Agreements with Affiliated Entities Controlled by Our Directors and Officers

Shenzhen Bgin Technology Co., Ltd. (“Shenzhen Bgin”) is a company formed in Mainland China on January 9, 2018 and controlled by Mr. Qi Shao, our chief technology officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin Technology Co., Ltd. (“Zhongshan Bgin”), a company formed in the PRC on March 31, 2015.

Mr. Qiuhua Li has served as the supervisor of Shenzhen Bgin since 2018. Mr. Qi Shao serves as the general manager of Shenzhen Bgin and oversees the operations of the company. Conflicts of interest may arise related to Mr. Shao’s and Mr. Li’s involvement in Shenzhen Bgin. See “Risk Factors — Risks Related to Our Business and Industry — The involvement of Mr. Qi Shao and Mr. Qiuhua Li in Shenzhen Bgin could present conflicts of interest.”

Services Agreement with Shenzhen Bgin (Expired)

On December 31, 2024, Bgin SG and Shenzhen Bgin entered into a services agreement (the “December 2024 Services Agreement”), pursuant to which Shenzhen Bgin agreed to provide services to Bgin SG for the period from January 1, 2025 to June 30, 2025, including without limitation providing project requirement development services and maintenance services. Bgin SG agreed to pay Shenzhen Bgin monthly services fees of US$70,000. Bgin SG did not renew the December 2024 Services Agreement and does not intend to enter into similar agreement with Shenzhen Bgin in the future. On March 3, 2025, each of Bgin SG and Bgin Singapore entered into a services agreement with Shenzhen ATKE Tech Limited, a non-affiliate of the Company (“ATKE”), pursuant to which ATKE agreed to provide production operation and maintenance advisory services and on-site counseling to Bgin Singapore in consideration for US$100,000 per month until August 31, 2025, and provide labor dispatch and remote support services to Bgin SG in consideration for US$190,000 per month until August 31, 2025, respectively. Bgin Singapore’s services agreement with ATKE was renewed with the exact same terms on September 1, 2025, with a service period ending on February 28, 2026.

Bgin HK and Shenzhen Bgin previously maintained service agreements. Bgin HK and Shenzhen Bgin entered into a service agreement on March 1, 2019 to provide Bgin HK with research and development services, administrative support, mining farm operation and maintenance services. This agreement was renewed on January 1, 2020 and then again on January 1, 2021. Bgin HK and Shenzhen Bgin entered into a revised agreement on March 31, 2022 which was substantially similar to the previous agreements except that it no longer included mining farm operation and maintenance services. This revised agreement was renewed three times on January 21, 2023, December 1, 2023, and June 28, 2024.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into a technology services agreement (the “2021 Technology Services Agreement”) pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020 and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into an agency agreement (the “Agency Agreement”), pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased components of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Under the Agency Agreement, Bgin HK owned title to the component materials purchased and the mining machines manufactured and assembled by the third party manufacturer that had contracted with Shenzhen Bgin. Bgin HK reimbursed Shenzhen Bgin for the actual costs incurred under this Agency Agreement.

The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase components materials through our subsidiaries in the future.

The above-mentioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed on an arm’s length basis.

Impact of FTX’s Bankruptcy and Other Market Events

In recent years, some cryptocurrency market participants have experienced bankruptcies and financial distress and this caused widespread disruption in the cryptocurrency markets. Our financial condition and results of operations were negatively impacted by such disruptions. FTX, a Bahamas-based cryptocurrency exchange, filed for Chapter 11 bankruptcy on November 10, 2022. We had stored cryptocurrencies valued at $1.08 million, which consisted only of Bitcoins, in the hot wallets maintained on FTX prior to its bankruptcy, and as of the date of this prospectus, we have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy. See “Risk Factors — Risks Related to Our Business and Industry — Bankruptcies and financial distress among cryptocurrency market participants, including the bankruptcy of FTX, a large cryptocurrency exchange, have caused widespread disruption in these markets and have negatively impacted our business operations, results of operations and financial condition.” Further, the market disruptions caused and may continue to cause price declines and volatility in cryptocurrencies, which may negatively impact our financial position and results of operations if the trading prices of the types of cryptocurrencies our subsidiaries mine materially decline. See “Risk Factors — Risks Related to Our Business and Industry — Disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.” The bankruptcy of FTX has not had and we do not expect it to have a material negative impact on our subsidiaries’ daily business operations, but we will continue monitoring any market changes and adjust our business strategies accordingly.

Additionally, the collapse of certain commercial banks including Silicon Valley Bank and Silvergate Capital, represented challenges for many crypto technology companies, especially those with assets and cash deposited at those banks. On March 11, 2023, as a result of Silicon Valley Bank’s collapse, stable coin USD Coin (USDC) temporarily lost its dollar peg and its price fell below $0.87. We did not hold any cash or assets at any of the collapsed commercial banks, nor did we hold any USDC on our account, and we do not expect those events to have a materially negative impact on our business operations, financial condition and results of operations at this time. Nevertheless, those events have negatively impacted and may continue to impact the cryptocurrency industry in general, we plan to continue monitoring the future developments and assess their potential impact on our business operations, financial condition and results of operations on a regular basis.

Additionally, regulatory developments related to cryptocurrencies and cryptocurrency markets as well as the regulatory environment in which our subsidiaries operate can impact our operating costs and interfere with our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine. For instance, as a result of cryptocurrency mining being listed as an “eliminated industry” by the National Development and Reform Commission (“NDRC”) on December 30, 2021, we were directly impacted and made a strategic decision to move our subsidiaries’ operations to the U.S. As of the date of this prospectus, other than 156 mining machines located in our warehouse in Hong Kong and 26,584 mining machines stored by our partner manufacturer in Malaysia, all of our subsidiaries’ mining machines are located in the U.S., and as a result of this strategic decision, we expect our electricity costs, the main components of the operating costs for our cryptocurrency mining business, to decrease in the future. Additionally, to the extent that certain types of cryptocurrencies, but not others, are affected by regulatory developments, including being categorized and regulated as securities, our business strategy with respect to what cryptocurrencies we mine could be interfered with as well. Should crypto-legislature that limits or regulates our business activities as such be enacted and/or the regulatory environment be changed, our operating costs could significantly increase, and our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine could be affected.

Further, as we maintain significant balance in Tethers, we are subject to potential risks, including the risk that Tether breaks its U.S. dollar peg in response to market events. Tether has previously broken its U.S. dollar peg. For instance, in May 2022, the value of Tether dropped to $0.95 after the collapse of TerraUSD, a stable coin, and after the bankruptcy of FTX in November 2022, the value of Tether temporarily again dropped to $0.98. Any similar material negative market event may cause Tether to break its U.S. dollar peg again in the future. In such event, we may be subject to the risks of losing some or all of the value of the Tethers we own, and as a result, our financial position and results of operations may be materially and negatively impacted. See “Risk Factors — Risks Related to Our Business and Industry — We are subject to the risks of maintaining a significant balance in Tethers.”

Our Crypto Asset Custody Policies and Procedures

Prior to July 15, 2023, we observed a cash management policy, which required cryptocurrencies earned from cryptocurrencies earned through mining activities to be stored in cold wallets, and be transferred and exchanged into Tethers on crypto exchanges on the immediately following day. Tethers were then placed and stored in our self-custodied cold wallets. Each time the value of Tethers in cold wallets reached US$100,000, we would initiate a request on the same day to exchange the Tethers into fiat currency. We adopted this custody policy on January 1, 2023. From January 1, 2023 to July 14, 2023, our Tether balance exceeded US$100,000 on weekends and holidays, during which days banks were closed and we were unable to exchange USDT into fiat currency. Since July 15, 2023, due to a material increase in the value of cryptocurrencies mined on a daily basis and customer payments in USDT coins for mining machines purchased, our USDT balance exceeded the US$100,000 threshold on a daily basis. As of December 31, 2023 and December 31, 2024, we had USDT balance of US$115,794,346 and US$2,352,373, respectively.

This custody policy is no longer observed in practice since July 15, 2023, and we believe this policy no longer suits our operational needs. Since June 2023, we have experienced significant growth in terms of its revenue and net income due to the new business line of selling mining machines. From June 2023 to December 2023, we averaged nearly US$1.3 million in daily revenue, with the highest single-day sales revenue exceeding US$20 million. As a result, it had become impractical for us to comply with the requirements set forth in the previously adopted custody policy of maintaining a USDT balance of no more than US$100,000 without initiating an average of dozens of exchange requests each day. Additionally, we did not maintain enough bank accounts in the U.S. to receive the money transferred if all USDT balances were to be exchanged and transferred on the immediate following day. We have adopted the following plans to safeguard and store our crypto assets, which have been approved by our chief executive officer and chairman of the board of directors. First, given our current business scale, profitability, and risk tolerance, we intend to continue holding a portion of our assets in USDT coins, not to exceed 20% of our net assets at any given time. To achieve this goal, we have been converting any extra USDT coins exceeding the 20% limit into fiat currency through exchanges including Actyve and MCE. Second, going forward, we intend to store our cryptocurrencies in licensed, U.S.-regulated centralized custodians and implement a multi-level authorization mechanism for access to ensure security. As of the date of this prospectus, 14.81% of our crypto assets are stored in hot wallets maintained with crypto exchanges and the remaining 85.19% of the crypto assets are stored in self-custodied cold wallets.

For the fiscal year ended December 31, 2023, we primarily used cryptocurrency exchanges including MEXC, TXBIT, KuCoin, Gate.io and OKX to exchange cryptocurrencies we mined into Tethers. For the fiscal year ended December 31, 2024, we primarily used cryptocurrency exchanges including OKX, Binance.com, KuCoin, MEXC, Kraken, Gate.io, Bitget, XeggeX, and CoinEx. Currently, we exchange substantially all of our mined cryptocurrencies into Tethers on MEXC, Gate.io, KuCoin, XeggeX, Bitget and CoinEx.

For the fiscal year ended December 31, 2023, the crypto exchanges we used to exchange Tethers we held into fiat currency included CD Digital Assets S.L (“CD Digital”), WD Global Service Limited (“WD Global”), MCE, Actyve and ONC. For the fiscal year ended December 31, 2024, the crypto exchanges we used to exchange Tethers we held into fiat currency included MCE, Actyve, ONC, and HashKey Exchange. As of the date of this prospectus, the crypto exchanges we use to exchange Tethers we hold into fiat currency include MCE and Actyve. The exchanges we use do not impose limits on exchanges of USDT to U.S. dollars. However, we have set daily limits on the exchanges we initiate. Currently, we have set daily limits of US$3 million for each of MCE and Actyve.

After each exchange of Tethers into fiat currency, the funds are wired to our accounts maintained with payment platforms, including WindPayer, Pyvio, World First and KUN. Thereafter, we transfer a majority of the funds from these platforms to our bank accounts maintained with banks in Hong Kong or the U.S. and keep a small amount in the accounts with payment platforms for purposes of distributing payments to our suppliers and other business partners, with such amount determined based on our needs and accounts payable at the time of transfer. From time to time, to the extent that the funds available on these payment platforms are lower than the cash requirement for payments to suppliers and other business partners, we may transfer cash from our bank accounts back to these payment platforms for the sole purpose of making such payments. The following table sets forth the information of each cryptocurrency exchange and payment platform we use for the fiscal years ended December 31, 2023 and 2024, and from January 1, 2025 to the date of this prospectus:

Crypto Exchanges	Descriptions of the Exchanges	Headquarters	USDT to Fiat Currency Exchange Procedures	Fiat Currencies Received
MCE	MCE is a Singapore based licensed currency exchange	Singapore	For an exchange, we transfer Tethers to MCE’s USDT wallets. The U.S. dollars received from MCE are wired to our accounts maintained with payment platforms.	U.S. dollars
Actyve	Actyve is a U.S. based MSB-registered currency exchange	The U.S.	For an exchange, we transfer Tethers to Actyve’s crypto wallets. The U.S. dollars received from Actyve are wired to our accounts maintained with payment platforms.	U.S. dollars
ONC	ONC is a Singapore-based licensed currency exchange	Singapore	For an exchange, we transfer Tethers to ONC’s crypto wallets. The U.S. dollars received from ONC are wired to our accounts maintained with payment platforms.	U.S. dollars
HashKey Exchange	HashKey Exchange is a Hong Kong based licensed currency exchange	Hong Kong	For an exchange, HashKey Exchange would act as an intermediary and contact a licensed currency exchange on the Company’s behalf.	U.S. dollars
WD Global	WD Global is a crypto exchange based in the U.K.	The U.K.	For an exchange, we transfer Tethers to WD Global’s crypto wallets. The U.S. dollars received from WD Global are wired to our accounts maintained with payment platforms.	U.S. dollars
CD Digital	CD Digital is a crypto exchange based in Spain	Spain	For an exchange, we transfer Tethers to CD Digital’s crypto wallets. The U.S. dollars received from CD Digital are wired to our accounts maintained with payment platforms.	U.S. dollars
Payment Platforms	Descriptions of the Platforms	Headquarters	Period in Use
WindPayer

These platforms provide fiat currency distribution services to clients including us, which services include taking in, storing and safeguarding funds for clients, which are subsequently deposited by these payment platforms into local banks of these platforms, and distributing funds based on clients’ instructions. For ease of administration, we often make payments to our business partners, including suppliers, using funds available on these payment platforms.

		Hong Kong	From the fiscal year ended December 31, 2023 to the date of this prospectus
Pyvio		Hong Kong	From the fiscal year ended December 31, 2023 to the date of this prospectus
Inst		Hong Kong	From the fiscal year ended December 31, 2024 to April 2025
RD Wallet		Hong Kong	For the fiscal year ended December 31, 2024
World First		Singapore	From the fiscal year ended December 31, 2024 to the date of this prospectus
KUN		Hong Kong	From the fiscal year ended December 31, 2024 to the date of this prospectus

The use of payment platforms to exchange Tethers into fiat currencies presents substantial risks for us. See “Factors — Risks Related to Our Business and Industry — We use payment platforms to receive cash exchanged from Tethers and to make payments to our suppliers and other business partners. Such practice could expose us to substantial risks.”

As of December 31, 2023 and 2024, we held 24.0% and 3.4% of our cash in the U.S., respectively. As of December 31, 2023 and 2024, the deposits held at some of the bank accounts in the U.S. exceeded the amount insured by the Federal Deposit Insurance Corporation (the “FDIC”), and therefore, we are subject to risks relating to loss of such deposits to the extent they exceeded the amount insured by the FDIC in the event of a bank failure. See “Risk Factors — Risks Related to Our Business and Industry — We depend on banks insured by the FDIC to safeguard our cash deposits and should one of our depository banks be put into receivership by the FDIC we could experience delays in accessing our cash deposits or lose our cash deposits that may exceed the FIDC insured amounts of $250,000.” Other than cash in the U.S., we hold our remaining cash with local banks in Hong Kong and on the aforementioned payment platforms, and in Singapore with local banks. The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China and limit our ability to transfer cash both into and outside of China, including Hong Kong, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China and limit our ability to transfer cash both into and outside of China, including Hong Kong, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares” on page 34.

As of December 31, 2023, our inventory of cryptocurrencies had an aggregate value of approximately US$116.08 million, 0.4% of which was stored in hot wallets maintained with crypto exchanges and 99.6% was stored in our self-custodied cold wallets. As of December 31, 2024, our inventory of cryptocurrencies had an aggregate value of approximately US$32.14 million, 10.73% of which was stored in hot wallets maintained with crypto exchanges and 89.27% was stored in our self-custodied cold wallets. In addition, as of December 31, 2024, we held US$16.19 million in crypto short-term investments with Binance.com. See “Risk Factors — Risks Related to Government Regulation Regulatory Framework — We invest a significant portion of our crypto assets in crypto short-term investments, if such crypto short-term investments or the cryptocurrencies we mine were deemed to be investment securities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.” For risks associated with storing a significant amount of cryptocurrencies in hot wallets maintained with crypto exchanges, please see “Risk Factors — Risks Related to Our Business and Industry — We have identified deficiencies in our risk management processes and policies in light of current cryptocurrency market conditions and plan to adopt changes to address these deficiencies. Nevertheless, if our risk management process and policies are still inadequate to protect our assets, we may experience material loss and our business, financial condition and results of operations may be adversely affected.”

Our self-custodied cold wallets are located in Hong Kong. Each wallet is assigned to and safeguarded by one of three authorized individuals, each of whom holds the private keys to their respective wallet. Members of our accounting and financial department are responsible for verifying the existence of the cryptocurrencies stored in the cold wallets through visiting such wallets’ addresses. As part of the monthly accounting procedures, our financial management department verifies and records the value of cryptocurrencies stored in each cold wallet by requiring each individual with cold wallet access to access wallets and download transaction details and balance information. Only the three individuals with cold wallet custody have the authority to release proceeds from our self-custodied cold wallets. See “Risk Factors — Risks Related to Our Business and Industry — The cryptocurrencies stored by our subsidiaries may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.” This practice constitutes a material weakness in the design of our internal control over financial reporting. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.”

A significant amount of our crypto assets is stored with Binance.com. As of December 31, 2023 and 2024, crypto assets (excluding crypto short-term investments) worth approximately US$0.43 million and US$2.15 million were stored with Binance.com, respectively, representing approximately 0.37% and 6.68% of our total crypto assets as of each respective period end. In addition, we held US16.19 million in crypto short-term investments with Binance.com as of December 31, 2024. There are risks and uncertainties associated with storing our crypto assets with Binance.com. See “Risk Factors — Risks Related to Our Business and Industry — We may experience reputational harm if disruption in the cryptocurrency markets occurs.”

Risks Related to Doing Business in Hong Kong

We are a holding company incorporated in the Cayman Islands with operating subsidiaries in Hong Kong. We currently do not have, nor do we currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in Mainland China.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, which serves as Hong Kong’s constitution. The Basic Law provides Hong Kong with executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” Nevertheless, legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong, and the Chinese government may intervene or influence our current or future operations in Hong Kong at any time. For details relating to risks of doing business in Hong Kong, see “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.”

We face various legal and operational risks and uncertainties relating to the operations of our Hong Kong subsidiaries. In general, any risks related to doing business in Mainland China also apply to doing business in Hong Kong. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.” Although we do not have any material operation and we do not have any variable interest entities structure in place, we face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would apply to us. Additionally, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Legal and operational risks associated with having operations in the PRC also apply to operations in Hong Kong, and companies operated in Hong Kong face similar regulatory risks as those operated in the PRC, including the ability to offer securities to investors, list their securities on a U.S. or other foreign exchange, conduct their business or accept foreign investment. In light of China’s recent expansion of authority in Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. The Chinese government may intervene or influence the current and future operations in Hong Kong at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in a Hong Kong-based issuer like us. These risks, together with uncertainties in the legal system and the interpretation and enforcement of laws in Mainland China, regulations, and policies, could hinder our ability to offer or continue to offer the Class A ordinary shares, result in a material adverse change to our business operations, and damage our reputation, which could cause the Class A ordinary shares to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in Hong Kong, see “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.”

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by companies or individuals in mainland China to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In the opinion of our PRC counsel, Commerce & Finance Law Offices, we are not required to obtain prior approvals from the CSRC under the M&A Rules, because we are a holding company incorporated in the Cayman Islands with operating entities based in Singapore, Hong Kong, and the U.S., and we do not have any subsidiary in mainland China or use any VIE structure. We do not intend to acquire any equity interest in any companies in mainland China. Therefore, we are not required to obtain CSRC approval prior to our listing on Nasdaq under the M&A Rules. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and their opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC legal counsel. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless.

In recent years, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on January 4, 2022, the Measures for Cybersecurity Review (the “Measures”) were published and became effective on February 15, 2022; the Measures require that, among other things, and in addition to any “operator of critical information infrastructure”, any “network platform operator” controlling personal information of no less than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. The Measures further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. As of the date of this prospectus, none of our subsidiaries in Hong Kong has been informed that it is a critical information infrastructure operator by any government authorities and we do not have any material operation in Mainland China. Our Hong Kong subsidiaries have not collected, stored, or managed any personal information in Mainland China. As such, we currently do not expect the foregoing measures will have an impact on our business, results of operations, or this offering, and we believe that we are compliant with these measures to date. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If any of our Hong Kong subsidiaries is deemed to be an “operator of critical information infrastructure” or a “network platform operator” controlling personal information of no less than one million users under the Measures, or if other regulations promulgated under the Measures are deemed to apply to any of our Hong Kong subsidiaries, such subsidiary’s operations and the listing of our Class A ordinary shares in the U.S. could be subject to the cybersecurity review by Cyberspace Administration of China (the “CAC”) in the future. In the opinion of Commerce & Finance Law Offices, our PRC counsel, neither Bgin nor our subsidiaries in Hong Kong are required to obtain approval from the CAC or any other competent authorities of mainland China in relation to the current operations of our Hong Kong subsidiaries. However, there can be no assurance that we or our Hong Kong subsidiaries can obtain any required permits or approvals if such approvals were to be required in the future. Furthermore, On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant supporting guidelines, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfil the filing procedure with the CSRC. As advised by our PRC legal counsel, we are not required to obtain the approval from or complete filings with the CSRC for this offering based on the facts that: (1) we do not meet the above explicit conditions set out in the Overseas Listing Trial Measures to determine whether an overseas offering shall be deemed as an indirect overseas offering and listing by a domestic company; (2) we do not have any subsidiary in mainland China or use any VIE structure to control any entity in mainland China; and (3) the main parts of our business activities are not conducted in mainland China and our main place of business is located in Singapore, the U.S. and Hong Kong. However, as the Overseas Listing Trial Measures was newly published, there are substantial uncertainties as to the implementation and interpretation, and the CSRC may take a view that is contrary to our understanding of the Overseas Listing Trial Measures because the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company”, over which the CSRC may have substantial discretions. If we are required by the CSRC to submit and complete the filing procedures of this offering and listing, we cannot assure you that we will be able to complete such filings in a timely manner, or even at all. Any failure by us to comply with such filing requirements under the Overseas Listing Trial Measures may result in an order to rectify, warnings and fines against us and could materially hinder our ability to offer or to continue to offer our securities. The relevant regulatory authorities would have broad discretion in dealing with such violations, including imposing fines on our Hong Kong subsidiaries, discontinuing or restricting the operations of such subsidiaries; imposing conditions or requirements with which we or our Hong Kong subsidiaries may not be able to comply; restricting or prohibiting our use of the proceeds from our initial public offering to finance the business and operations in Hong Kong. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct business and/or the value of our Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors or cause the value of such securities to significantly decline.

Based on PRC laws and regulations in effect as of the date of this prospectus and the advice of our PRC legal counsel, Commerce & Finance Law Offices, and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that currently we and our subsidiaries are not required to obtain any licenses, approvals or permissions from or complete filings with any government authorities of mainland China (including the CSRC, the CAC, or any other government entity) to offer securities to foreign investors or operate our subsidiaries’ business operations. As a result, we and our subsidiaries have not submitted any application to the CSRC, the CAC or other PRC authorities for such approval or filing. As of the date of this prospectus, we and our subsidiaries have not received any inquiry, notice, warning or official objection from the CSRC, the CAC or any other authorities of mainland China. However, the relevant PRC government agencies could reach a different conclusion, applicable laws, regulations, or interpretations could change, and we and our subsidiaries could be required to obtain such approvals or complete filings in the future. If any approval, review, filing or other procedure is in fact required, we and our subsidiaries are not able to guarantee that they will obtain such approval or complete such review or filing or other procedure in a timely manner or at all. Any approval that we and our subsidiaries may be able to obtain could nevertheless be revoked and the terms of its issuance may impose restrictions on our subsidiaries’ operations and our offerings relating to our securities. If we and/or our subsidiaries fail to obtain the necessary licenses, permits and approvals or complete filings or inadvertently conclude that any permissions, approvals or filing are not required, or if applicable laws, regulations, or interpretations change and we or our subsidiaries are required to obtain such permissions or approvals or complete filings in the future, we and/or our subsidiaries may be subject to fines, confiscation of revenues generated from incompliant operations or the suspension of relevant operations. We and/or our subsidiaries may also experience adverse publicity arising from such non-compliance with government regulations that negatively impact our brand.

We are advised by TWSL Partners, our Hong Kong legal counsel, that neither we nor our Hong Kong subsidiaries are required to obtain permission or approval from Hong Kong authorities to offer the securities of non-Hong Kong registered companies not registered in Hong Kong to foreign investors outside of Hong Kong. In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, neither we nor our Hong Kong subsidiaries are required to obtain any permission or approval from or complete filings with authorities of mainland China to offer securities being registered to foreign investors as of the date of this prospectus, including permissions from the CSRC under the M&A Rules, CAC, or other governmental authorities or filing with the CSRC under the Overseas Listing Trial Measures. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals or complete filings in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

The Holding Foreign Companies Accountable Act

We face risks relating to the ability of the PCAOB to inspect our auditor. In the event that the PCAOB is unable to inspect or completely investigate our auditor, our securities may be delisted from the Nasdaq or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for two consecutive years. The delisting or the cessation of trading of our Class A ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, ZH CPA, LLC, an independent registered public accounting firm with its headquarters in Denver, Colorado, with the last inspection having occurred in February 2025, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction. As of the date of this prospectus, we have not been identified by the SEC under these rules, and we do not expect to be identified by the SEC as such. However, recent developments could add uncertainties to this offering, and we cannot assure you that the Nasdaq Stock Market (“Nasdaq”) or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already resuming regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. On December 29, 2022, the Consolidated Appropriations Act was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

Transfers of Cash to and from Our Subsidiaries

Bgin is a holding company with no operations of its own. In addition to conducting business operations in the U.S. and Singapore through its subsidiaries, Bgin conducts a portion of its operations through its Hong Kong operating subsidiaries, Bgin HK, Bgin Trading, Bgin Trade HK and Bgin Chip, in Hong Kong. We may rely on dividends or payments to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and U.S. investors, to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

We have established stringent controls and procedures for cash outflows and cash flows among entities within our organization based on the internal cash management policies established by our finance department. As part of our cash management policies, a number of steps are taken to effect a cash transfer. Each subsidiary and department initiates a cash request by putting forward a cash demand plan and submitting it to our finance department. Depending on the amount of cash requested, the demand plan may be submitted for review and approval to the relevant subsidiary’s finance manager, general manager, or the board of directors. The reviewing person(s) shall examine all documents related to the cash transfer request, including applicable governing agreements and invoices. After a cash request is approved, it shall be submitted to the finance department for further review and approval.

We are permitted under the laws of the Cayman Islands to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries in the U.S., Hong Kong, and Singapore, are also permitted under the laws of each jurisdiction they are regulated under to provide funding to Bgin, through dividend distributions or payments, without restrictions on the amount of the funds.

There are no restrictions or limitation on our ability to distribute earnings by dividends from our subsidiaries, including our subsidiaries in Hong Kong, to us and our shareholders and U.S. investors, provided that the entity remains solvent after such distribution. Subject to the Cayman Islands law and our amended and restated memorandum and articles, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they deem fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

Under the current practice of the Inland Revenue Department of Hong Kong, generally no tax is payable in Hong Kong in respect of dividends paid by us on the Class A ordinary shares. See “Regulations — Regulations related to Hong Kong taxation” on page 155.

As of the date of this prospectus, there are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK$ into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S. investors. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Bgin to our Hong Kong subsidiaries nor from our Hong Kong subsidiaries to Bgin, our shareholders or U.S. investors.

Both Bgin and its subsidiaries may from time to time declare or pay dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Currently, a portion of our operations are conducted in Hong Kong through Bgin HK, Bgin Trading, Bgin Trade HK and Bgin Chip, our Hong Kong subsidiaries. We do not have or intend to set up any subsidiary or enter into any contractual arrangements to establish a variable interest entity, or VIE, structure with any entity in China. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, or the Basic Law, providing Hong Kong with executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”, The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Bgin to Bgin HK or from Bgin HK to Bgin and the investors in the U.S. Nevertheless, the Chinese government may intervene or influence our current or future operations in Hong Kong and cash transfer policies and regulations at any time. For details relating to risks of doing business in Hong Kong, see “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.”

However, in general, any risks related to doing business in Mainland China also apply to doing business in Hong Kong. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.” Specifically, the PRC government’s significant authority to intervene in or influence operations of an offshore holding company at any time could limit our ability to transfer cash both into and outside of China, including Hong Kong. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares” on page 34 for more information.

From time to time, cash may be transferred between our Cayman Islands holding company and its subsidiaries, and among the Company’s subsidiaries as intercompany cash transfers. For the fiscal year ended December 31, 2022, (i) Bgin HK transferred cash in the amount of US$365,636 to Bgin Management, US$1,588,500 to Bgin Infrastructure US, US$501,000 to Bgin Singapore and HK$1,101,000 (US$141,154) to Bgin Chip, (ii) Bgin Infrastructure US transferred cash in the amount of US$100,000 to Bgin Management and US$100 to Bgin HK, (iii) Bgin Management transferred cash in the amount of US$350,000 to Bgin Infrastructure US, and (iv) Bgin Chip transferred cash in the amount of HKD1,000,000 (US$128,205) to Bgin HK. For the fiscal year ended December 31, 2023, (i) Bgin HK transferred cash in the amount of US$5,352,200 to Bgin Infrastructure US, US$8,800 to Bgin Chip, US$9,222,745 to Bgin Singapore, US$36,884,440 to Bgin Trading, and US$298,500 to Bgin Mining, (ii) Bgin Chip transferred cash in the amount of US$22,113 to Bgin HK and US$413,002 to Bgin Singapore, (iii) Bgin Singapore transferred cash in the amount of US$58,913 to Bgin HK, US$650,776 to Bgin Trading, US$446,186 to Bgin Chip, and US$59,467 to Bgin Infrastructure US, (iv) Bgin Trading transferred cash in the amount of US$45,181,002 to Bgin HK, US$27,668,359 to Bgin Singapore, US$1,203,102 to Bgin Mining, and US$8,000 to Bgin Chip, (v) Bgin Infrastructure US transferred cash in the amount of US$10,010 to Bgin Mining, and (vi) Bgin Mining transferred cash in the amount of US$680,000 to Bgin Infrastructure US. For the fiscal year ended December 31, 2024, (i) Bgin HK transferred cash in the amount of SG$400,000 (approximately US$298,418) to Bgin Singapore, US$220,651,271 to Bgin Trading, US$66,107,110 to Bgin Singapore, US$41,224 to Bgin Chip, and US$100 to Bgin Management, US$3,750,000 to Bgin Infrastructure; (ii) Bgin Trading transferred cash in the amount of US$15,665,000 to Bgin Infrastructure, US$134,485,959 to Bgin Singapore, and US$295,192,349 to Bgin HK, US$3,000,000 to Bgin Chip, US$1,000,000 to Bgin Mining, US$6,200,000 to Bgin SG, US$50,000 to Bgin Trade; (iii) Bgin Singapore transferred cash in the amount of US$1,964,400 to Bgin HK, US$3,290,000 to Bgin Infrastructure, US$1,390,000 to Bgin SG; (iv) Bgin Infrastructure transferred cash in the amount of US$793,400 to Bgin Mining, US$451,780 to Bgin HK, US$970,000 to Bgin Trading, US$1,000,000 to Bgin Singapore; (v) Bgin Management transferred cash in the amount of US$6,403,934 to Bgin HK, US$3,379,800 to Bgin Infrastructure, US$8,248 to Bgin Mining; (vi) Bgin Mining transferred cash in the amount of US$280,000 to Bgin Infrastructure, US$328,384 to Bgin HK, US$994,965 to Bgin Singapore; (vii) Bgin Chip transferred cash in the amount of US$102,716 to Bgin Singapore; (viii) Bgin SG transferred cash in the amount of US$10,550,992 to Bgin HK; and (ix) Bgin Trade transferred cash in the amount of US$701,009 to Bgin HK. From January 1, 2025 to the date of this prospectus, (i) Bgin HK transferred cash in the amount of US$150,000 to Bgin Mining, US$6,060,000 to Bgin Trading, US$97,600 to Bgin Management, US$49,930,099 to Bgin SG, US$31,000 to Bgin Singapore, US$949,000 to the Company, US$11,000 to Bgin Chip, US$3,000 to Bgin Trade, and US$3,120,000 to Bgin Infrastructure, (ii) Bgin Trading transferred cash in the amount of US$8,796,172 to Bgin HK, US$912,828 to Bgin Singapore, US$31,600,000 to Bgin Infrastructure, US$33,500,000 to Bgin SG, US$5,750,000 to the Company, US$50,000 to Bgin Chip, and US$3,000 to Bgin Trade, (iii) Bgin Singapore transferred cash in the amount of US$950,000 to Bgin HK, (iv) Bgin Infrastructure US transferred cash in the amount of US$2,630,000 to Bgin Management, (v) Bgin SG transferred cash in the amount of US$11,580,082 to Bgin HK, US$71,000,000 to Bgin Singapore, US$3,000,000 to Bgin Infrastructure, US$50,000 to Bgin EU, and US$1,002,523 to the Company, (vi) Bgin Management transferred cash in the amount of US$2,321,384 to Bgin HK, (vii) Bgin Mining transferred cash in the amount of US$605,806 to Bgin HK, (viii) Bgin Trade transferred cash in the amount of US$1,049,995 to Bgin HK, and (ix) the Company transferred cash in the amount of US$20,000 to Bgin Field, and US$20,000 to Bgin Rig.

On January 13, 2024, the board of directors of Bgin Trading declared a dividend with an aggregate amount of US$17,005,000, payable in USDT coins to Bgin Rig, which has been paid to Bgin Rig in full. On January 14, 2024, the sole director of Bgin Rig declared a dividend with an aggregate amount of US$17,000,000, payable in USDT coins to the Company, which has been paid in full. On January 15, 2024, our board of directors declared a final dividend with an aggregate amount of US$5,000,000, payable in USDT coins to our shareholders of record as of December 31, 2023, to be paid on or before February 29, 2024. As of February 2024, all of the US$5,000,000 of the declared dividend had been paid. On March 12, 2024, our board of directors passed resolutions reclassifying the dividend as an interim dividend rather than a final dividend. On March 15, 2024, our shareholders unanimously passed written resolutions ratifying, approving and confirming in all respects the reclassification by the board of directors of the dividend as an interim dividend rather than a final dividend. On June 2, 2025, the board of directors of Bgin Trading declared a dividend with an aggregate amount of US$5,005,000, payable in USDT coins to Bgin Rig, which has been paid to Bgin Rig in full. On June 3, 2025, the sole director of Bgin Rig declared a dividend with an aggregate amount of US$5,000,000, payable in USDT coins to the Company, which has been paid to the Company in full. On June 6, 2025, our board of directors recommended a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company and that any such dividend declared by the shareholders of the Company be settled in cash. On June 21, 2025, our board of directors passed further resolutions updating the recommendation of June 6, 2025, to recommend that a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company and that any such dividend declared by the shareholders of the Company be settled in cash or by a distribution in specie of USDT coins, in each case at the sole discretion of the shareholder entitled to payment of the said final dividend. On June 21, 2025, our board of directors passed resolutions recommending that a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company, and that any such dividend declared by the shareholders of the Company be settled either in cash or by a distribution in specie of USDT coins, in each case at the sole discretion of the shareholder entitled to payment of the said final dividend, to our shareholders of record as of December 31, 2024. On June 23, 2025, our shareholders unanimously passed written resolutions declaring a final dividend with an aggregate amount of US$5,000,000 to be paid, at the election of each relevant shareholder, in either cash or by a distribution in specie of USDT coins. As of June 30, 2025, all US$5,000,000 of the declared final dividend had been paid to the shareholders, among which US$949,000 was paid in USDT coins. As of the date of this prospectus, no other dividend declarations have been made by our board of directors or a subsidiary to the Company. For a discussion of the risks in connection with distributing USDT coins to our shareholders as dividends, see “Risk Factors — Risks Related to Our Business and Industry — If USDT were to be deemed a “security” under the Securities Act, we might have liabilities arising out of a possible violation of Section 5 of the Securities Act in connection with our distributions of dividends to shareholders in the form of USDT coins.” Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. See “Risk Factors — Risks Related to Our Class A ordinary shares and This Offering — We may or may not pay dividends in the foreseeable future after this offering, and any future determination related to our dividend policy will be made at the discretion of our board of directors. In the event that our board of directors does not declare any dividends, you must rely on price appreciation of our Class A ordinary shares for return on your investment” and our consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included elsewhere in this prospectus beginning on page F-1. Subject to certain contractual, legal and regulatory restrictions, cash and capital contributions may be transferred among our Cayman Islands holding company and its subsidiaries.

Summary of Risk Factors

An investment in our Class A ordinary shares is subject to a number of risks, including risks relating to our business and industry, risks relating to doing business in Hong Kong and Mainland China and risks relating to our Class A ordinary shares and this offering. You should carefully consider all the information in this prospectus before making an investment in the Class A ordinary shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Doing Business in Hong Kong and Mainland China

A portion of our operations are conducted in Hong Kong through Bgin HK, Bgin Trading, Bgin Trade HK and Bgin Chip, our Hong Kong subsidiaries, and therefore, we face risks arising from the legal system in Hong Kong and Mainland China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. In addition, the Chinese government has intervened and may continue to intervene or influence our operations at any time or may exert more oversight and control over offerings conducted overseas and/or foreign investment in Hong Kong based issuers, which could result in a material change in our operations and/or the value of our Class A ordinary shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.”

If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, ordered to suspend our relevant business and rectify, prohibited from engaging in relevant business, or subject to an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors or cause such securities to significantly decline in value or become worthless. For details, see “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.”

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor, ZH CPA, LLC, an independent registered public accounting firm with its headquarters in Denver, Colorado, is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, with the last inspection having occurred in February 2025, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. However, recent developments could add uncertainties to this offering and we cannot assure you that the Nasdaq or regulatory authorities would not apply additional or more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. Moreover, an exchange may determine to delist our securities, and our Class A ordinary shares may be prohibited from being traded on a national exchange, or an exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable, or determines that it cannot, inspect or fully investigate our auditors for two consecutive years. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already resuming regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. See more detailed discussion of this risk factor on page 31 of this prospectus, “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

In general, we face risks and uncertainties relating to doing business in Hong Kong, including, but not limited to, the following:

•        As of September 5, 2025, through our Hong Kong subsidiaries, we maintain service or freelancer agreements with 34 PRC individuals, including our officer, Mr. Pengju Wang, who is based in Mainland China, and provides services to us. The service relationship between our Hong Kong subsidiaries and such PRC citizens does not constitute a labor relationship which refers to a relationship between domestic enterprises and employees under the PRC Labor Law. As a result of this relationship, we may be subject to arbitration or litigation filed by such service providers or required to adjust such form of services in the future. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Through our Hong Kong subsidiaries, we maintain service or freelancer agreements with PRC individuals, including our officer, Mr. Pengju Wang, who is based in Mainland China and provides services to us. Such service relationship does not constitute a labor relationship under the PRC laws and the service providers are unable to enjoy the protection under the PRC Labor Law and other related regulations, as a result of which we may be subject to arbitration or litigation filed by such service providers or required to adjust such form of services in the future” on page 31.

•        The compensation to the PRC service providers who entered into service or freelancer agreements with Bgin HK is paid in Renminbi by Bgin HK through a third-party payment institution, which exchanges the U.S. dollars received from Bgin HK for Renminbi. In addition, prior to July 2023, Shenzhen Bgin, an affiliated entity of ours, was responsible for engaging with third-party production partners on behalf of Bgin HK. The payment to third-party suppliers was first made by Shenzhen Bgin in Renminbi, and then Bgin HK reimbursed Shenzhen Bgin through a third-party payment institution, which exchanged the U.S. dollars received from Bgin HK for Renminbi. If the third-party payment institution providing service for us fails to hold the relevant licenses for cross-border payment business, we shall have to make arrangements with other qualified third-party payment institutions or otherwise make the cross-border payment through a bank. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The compensation to the PRC service providers and procurement and service fees to our affiliated entities are and were paid in Renminbi by Bgin HK through a third-party payment institution. If the third-party payment institution providing service for us fails to hold the relevant licenses for cross-border payment business, we shall have to make arrangements with other qualified third-party payment institutions or otherwise make the cross-border payment through a bank” on pages 31 and 32.

•        Through Bgin HK, our Hong Kong subsidiary, we had entered into agreements with our affiliated entities, which operated our subsidiaries’ mining machines in Mainland China prior to October 2022. From January to October 2022, our mining machines in China were operated in a hosting facility in Guangxi province, and for the fiscal year ended December 31, 2021, our mining machines were operated in a few additional hosting facilities located in several different provinces in China. Cryptocurrency mining was officially listed as an “eliminated industry” by the NDRC on December 30, 2021 and was deemed as an eliminated industry during the period from September 3, 2021 to December 30, 2021. The continuing operation of mining machines in China after September 3, 2021 were in violation of applicable laws regulating cryptocurrency mining activities in Mainland China. As such, we could be subject to fines and penalties pursuant to the Circular Economy Promotion Law as a result of such violation. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Through Bgin HK, our Hong Kong subsidiary, we had entered into agreements with our affiliated entities, which operated our subsidiaries’ mining machines in Mainland China prior to October 2022. Even though we have ceased such practice since October 2022, the operation of mining machines in China prior to October 2022 was in violation of applicable laws regulating cryptocurrency mining activities in Mainland China” on pages 32 and 33.

•        In 2022, we shipped all of the mining machines owned by our subsidiaries from Mainland China to the mining farms and hosting facilities located in Nebraska and West Virginia. If the act of shipping mining machines overseas from Mainland China by third parties entrusted by our subsidiaries is found in violation of PRC laws and regulations related to “mining” activities, those third parties may be subject to penalties and we may be exposed to liability or compensation for breach of contract asserted against us by those third parties. In such event, our business operations, financial position and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — If the shipment of our subsidiaries’ mining machines from Mainland China to the U.S. are deemed to be in violation of applicable PRC laws and regulations, we may be subject to claims for breach of contract or compensation by third parties, and our business operations, financial position and results of operations may be adversely affected” on pages 33 and 34.

•        The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China and limit our ability to transfer cash both into and outside of China, including Hong Kong, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China and limit our ability to transfer cash both into and outside of China, including Hong Kong, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares” on page 34.

•        Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless” on page 35.

•        A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time period before our securities may be prohibited from trading or delisted. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor, with the last inspection having occurred in February 2025, and it is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already resuming regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB” on pages 35 to 37.

•        Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations” on pages 37 to 39.

•        If we were to be required to obtain any permission or approval from or complete filings with the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — If we were to be required to obtain any permission or approval from or complete filings with the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, our ability to offer or continue to offer our securities to investors could be significantly limited or hindered, which could cause the value of our Class A ordinary shares to significantly decline or become worthless, and we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected” on pages 39 and 40.

•        It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong” on page 41.

•        You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws” on page 41.

•        The enactment of Law of the PRC on Safeguarding National Security in Hong Kong (the “Hong Kong National Security Law”) and the enactment of Safeguarding National Security Ordinance in Hong Kong (the “Hong Kong National Security Ordinance”) could impact our Hong Kong subsidiaries. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The enactment of Law of the PRC on Safeguarding National Security in Hong Kong (the “Hong Kong National Security Law”) and the enactment of Safeguarding National Security Ordinance in Hong Kong could impact our Hong Kong subsidiaries” on pages 42.

•        The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections” on page 42.

•        There are some political risks associated with conducting business in Hong Kong. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — There are some political risks associated with conducting business in Hong Kong” on page 43.

In general, any risks related to doing business in Mainland China also apply to doing business in Hong Kong. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.” For more detailed discussions of these risks, see “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China” on pages 31 to 43.

Risks Related to Doing Business in Singapore

We are subject to risks and uncertainties relating to doing business in Singapore, which include without limitation the following:

•        We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

•        We are subject to risks associated with operating in rapidly evolving Southeast Asia region, and we might therefore be exposed to various risks inherent in operating and investing in the region.

•        Adverse changes in government regulations in Singapore may materially and adversely affect our operations and financial condition.

•        The ability of our subsidiaries in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

•        It is not certain if the Company will be classified as a Singapore tax resident.

Risks Related to Our Business and Industry

We are subject to risks and uncertainties relating to our business and industry, which include without limitation the following:

•        We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially adversely affected.

•        Our business operations are heavily dependent upon the stability and popularity of KAS coins.

•        Our business operations are subject to any special risks with respect to KAS’ blockchain.

•        Our mining machines exported from Asia to the United States may be subject to the additional tariffs recently imposed by the U.S. government on certain products imported from China, which could adversely affect our supply chain, cost structure, and results of operations.

•        There is no assurance that cryptocurrencies will maintain their long-term value and volatility in the market price of cryptocurrencies may adversely affect our business and results of operations.

•        Bankruptcies and financial distress among cryptocurrency market participants, including the bankruptcy of FTX, a large cryptocurrency exchange, have caused widespread disruption in these markets and have negatively impacted our business operations, results of operations and financial condition.

•        We use payment platforms to receive cash exchanged from Tethers and to make payments to our suppliers and other business partners. Such practice could expose us to substantial risks.

•        We may experience reputational harm if disruption in the cryptocurrency markets occurs.

•        If our policies and procedures surrounding the safeguarding of cryptocurrencies, conflicts of interest, or comingling of assets fail, we may be subject to risks of loss of assets and damaged reputation, which could negatively affect our business, financial position, and results of operations.

•        If USDT were to be deemed a “security” under the Securities Act, we might have liabilities arising out of a possible violation of Section 5 of the Securities Act in connection with our distributions of dividends to shareholders in the form of USDT coins.

•        We have identified deficiencies in our risk management processes and policies in light of current cryptocurrency market conditions and plan to adopt changes to address these deficiencies. Nevertheless, if our risk management process and policies are still inadequate to protect our assets, we may experience material loss and our business, financial condition and results of operations may be adversely affected.

•        Disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies. Additionally, prices of cryptocurrencies are volatile in nature, including those of the cryptocurrencies we mine. We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of such cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners, and leads to an increase in mining difficulty of such cryptocurrency. As the cryptocurrency market is volatile in nature, we monitor the trading prices of alternative cryptocurrencies on a constant basis, and adjust the mining ratios of different types of cryptocurrencies on a daily basis to maximize the overall rate of return. However, in the event that the prices of cryptocurrencies our subsidiaries mine decrease, we may not be able to achieve the optimal rate of return or any return at all, and our financial position and results of operations may suffer as a result. See “Risk Factors — Risks Related to Our Business and Industry — Disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.”

•        We are subject to regulatory risks with regard to mining, holding, using, or transferring cryptocurrencies, which could negatively affect our business, results of operations and financial position.

•        Erosion or loss of user confidence in cryptocurrencies could adversely impact our business, results of operations and financial condition.

•        Producing new mining machines and obtaining machine components for such production has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

•        Our subsidiaries source a substantial portion of the components for their mining machines from a major supplier and, historically, have depended on one manufacturer for their miners, making them vulnerable to supply disruption and price fluctuation.

•        We rely on a steady and inexpensive power supply for operating mining farms or and running mining machines. Failure to access large quantities of power at reasonable costs could significantly increase our expense related to certain businesses and adversely affect our business and results of operations.

•        The quality of our subsidiaries’ mining machines relies on third-party production partners that we maintain business relationships with. Any failure by such third-party production partners to manufacture mining machines with high quality could materially and adversely affect our business, financial condition and results of operations.

•        Our subsidiaries do not maintain long-term contracts with most of their suppliers. If our subsidiaries are unable to source from their current suppliers and unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase and our business and results of operations may be materially and adversely affected.

•        Changes in market conditions, including the competitive environment, may restrict our ability to price our mining machines and our services at our desired margins or sell our mining machines.

•        If we fail to maintain an effective quality control system, our business could be materially and adversely affected.

•        Product defects resulting in a large-scale product recall or product liability claims against us could materially and adversely affect our business, results of operations and reputation.

For more detailed discussions of these risks, see “Risk Factors — Risks Related to Our Business and Industry” on pages 45 to 69.

Risks Related to Government Regulation Regulatory Framework

We are subject to risks and uncertainties relating to government regulation regulatory framework, which include without limitation the following:

•        We are deemed as a “Covered Foreign Person” within the meaning of U.S. Executive Order 14105, and in connection with this offering, the Representative is subject to mandatory notification requirements under U.S. Executive Order 14105 and its implementing regulations, and failure to comply may result in penalties.

•        We invest a significant portion of our crypto assets in crypto short-term investments, if such crypto short-term investments or the cryptocurrencies we mine were deemed to be investment securities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

•        We may be required to register as an investment company under the 1940 Act. In such event, we may be deemed as operating as an unregistered investment company in violation of the 1940 Act and required to register as an investment company or to adjust our strategies.

•        If a regulator with jurisdiction on our activities concludes that we improperly characterized a cryptocurrency, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

•        Regulatory developments related to cryptocurrencies and cryptocurrency markets may impact our business, financial condition, and results of operations.

•        If U.S. and/or foreign regulators and other government entities, including the Chinese government, assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected.

We have internal procedures in place for analyzing whether a particular cryptocurrency that we intend to mine, invest in, or transact is a “security” within the meaning of Section 2(a)(1) of the Securities Act of 1933, as amended, herein referred to as the Securities Act. Once we identify a cryptocurrency as potentially mineable, we will submit information relating to such cryptocurrency to our internal legal counsel for review, who will then provide an assessment as to the likelihood of such cryptocurrency being deemed a “security” within the meaning of Section 2(a)(1) of the Securities Act, based on the state of the law and any guidance available at the time of determination. We plan to take additional steps to implement internal compliance procedures for this purpose, including working with employees trained to identify the indicia of a “security” and outside legal counsel experienced in cryptocurrency regulatory matters to make a determination with respect to each type of cryptocurrencies proposed to be mined, invested in, or transacted. In making such determinations, we and our outside legal counsel should consider compliance with judicial precedents, and reports, orders and statements issued by the SEC and other related guidance, including the Framework for “Investment Contract” Analysis of Digital Assets. Under these proposed procedures, if we conclude that a cryptocurrency is reasonably likely to be regarded as a “security” within the meaning of Section 2(a)(1) of the Securities Act, the Company will either choose to not mine, invest in, or transact such cryptocurrencies, or work with our outside legal counsel to adopt procedures or set up the process that complies with applicable laws and regulations. Any policies and procedures we plan to adopt for this purpose in the future do not constitute a legal standard but rather represent a framework for our analysis, which permits us to make a risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. Our risk-based assessments do not constitute a legal determination binding on regulators or the courts and do not preclude legal or regulatory action.

If it is subsequently determined that we have participated in the unregistered issuance or distribution of securities, we may be deemed to be in violation of Section 5 of the Securities Act, which may materially and negatively impact our business operations, financial condition and results of operations. For instance, Section 12(a)(1) allows any purchaser of such unregistered securities to bring a lawsuit to rescind the purchase of the securities or to receive the damages suffered from the purchase. The SEC may also initiate a civil cause of action against the issuer who issues or distributes unregistered securities in violation of Section 5 of the Securities Act. We may also experience adverse publicity arising from such non-compliance with the Securities Act that negatively impact our brand. For details, see “Risk Factors — Risks Related to Government Regulation Regulatory Framework. — If it is subsequently determined that we have participated in the unregistered issuance or distribution of securities, we may be deemed to be in violation of Section 5 of the Securities Act, which may materially and negatively impact our business operations, financial condition and results of operations.”

For more detailed discussions of these risks, see “Risk Factors — Risks Related to Government Regulation Regulatory Framework” on pages 69 to 75.

Risks Related to Our Class A Ordinary Shares and This Offering

We are subject to risks and uncertainties relating to our Class A ordinary shares and this offering, which include without limitation the following:

•        There has been no public market for our Class A ordinary shares prior to this offering, and you may not be able to resell our Class A ordinary shares at or above the price you paid, or at all.

•        The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

•        If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A ordinary shares, the market price for the Class A ordinary shares and trading volume could decline.

•        We may or may not pay dividends in the foreseeable future after this offering, and any future determination related to our dividend policy will be made at the discretion of our board of directors. In the event that our board of directors does not declare any dividends, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

For more detailed discussions of these risks, see “Risk Factors — Risks Related to Our Class A Ordinary shares and This Offering” on pages 75 to 83.

We also face other challenges, risks and uncertainties that may materially adversely affect our business, financial condition, results of operations and prospects. You should consider the risks discussed in “Risk Factors” and elsewhere in this prospectus before investing in our Class A ordinary shares.

Our Corporate Information

Our principal executive offices are located at #09 12 Paya Lebar Square, 60 Paya Lebar Road, Singapore 409051 and our telephone number is +65 9658 5681. Our registered office in the Cayman Islands is at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. We maintain a website at www.bgin.io. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., with an address at 122 East 42nd Street, 18th Floor, New York, NY 10168 and phone number of (212) 947-7200.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our independent registered accounting firm on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act or such earlier time that we no longer meet the definition of an emerging growth company.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.235 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

Implications of Being a Controlled Company

Taking into account the 249,500 Class A ordinary shares purchased by Mr. Qingfeng Wu in this offering, upon the completion of this offering, Mr. Qingfeng Wu, our founder and chief executive officer will beneficially own 249,500 Class A ordinary shares and 22,554,375 Class B ordinary shares, or 100% of our total issued and outstanding Class B ordinary shares, representing 55.46% of our total voting power, assuming the option to purchase additional Class A ordinary shares is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the Nasdaq Listing Rules because Mr. Qingfeng Wu will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. However, we do not currently intend to elect to opt out of corporate governance requirements under the Nasdaq Listing Rules as a result of being a “controlled company.” If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Implication of Being a Foreign Private Issuer

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we may no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Class A ordinary shares offered by us	5,000,000 Class A ordinary shares
Offering Price	$6.00 per Class A ordinary share
Ordinary shares issued and outstanding prior to completion of this offering	85,581,566 Class A ordinary shares and 22,554,375 Class B ordinary shares
Ordinary shares issued and outstanding immediately after this offering

90,581,566 Class A ordinary shares if the underwriters do not exercise their option to purchase additional Class A ordinary shares (or if the underwriters exercise their option to purchase additional Class A ordinary shares in full, 91,331,566 Class A ordinary shares) and 22,554,375 Class B ordinary shares

Over-allotment Option

We have granted to the underwriters an option, exercisable within 45 days after the closing of this offering, to purchase up to an aggregate of 15% additional Class A ordinary shares at the initial public offering price, less underwriting discounts.

Listing	Our Class A ordinary shares are listed on Nasdaq Global Market under the symbol “BGIN.”
Use of proceeds

We intend to use the proceeds from this offering for (i) purchase and/or construction of mining farms, even though the Company has not entered into any definitive agreements or letters of intent in connection with such purchase or construction, (ii) research and development of new proprietary chips to be used in cryptocurrency mining machines, and (iii) general corporate purposes.

See “Use of Proceeds” on page 91 for more information.

Lock-up

We, our officers, directors, and existing beneficial owners of 1% or more outstanding Class A ordinary shares have agreed in writing, not to sell, transfer or otherwise dispose of any of such securities (or underlying securities) of the Company for a period of 180 days from the date of this prospectus.

See “Underwriting” on page 209 for more information.

Risk factors

The Class A ordinary shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 31 for a discussion of factors to consider before deciding to invest in our Class A ordinary shares.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We have derived the following statements of operations data for the years ended December 31, 2024 and 2023 from our audited financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

Summary of Consolidated Balance Sheets

	December 31, 2024	December 31, 2023
	US$	US$
Cash and cash equivalents	114,804,348	46,696,859
Total current assets	194,664,583	178,299,431
Total assets	270,787,910	191,666,710
Total current liabilities	60,602,611	42,564,344
Total liabilities	60,725,626	42,745,231
Total shareholders’ equity	209,710,137	148,777,890
Total liabilities and shareholders’ equity	270,787,910	191,666,710

Summary of Consolidated Statements of Operations

	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$
Total revenue	302,277,581	257,268,371
Gross profit	127,685,910	199,173,343
Total operating costs and expenses	46,052,174	25,505,544
Income from operations	81,633,736	173,667,799
Total other expenses	847,670	94,327
Income before provision for income taxes	80,786,066	173,573,472
Income taxes expense	14,645,261	33,812,690
Net income	66,140,805	139,760,782
Basic & diluted earnings per share attribute to BGIN BLOCKCHAIN LIMITED ordinary shareholder	0.61	1.30
Weighted average number of ordinary shares-basic and diluted	107,812,503	107,812,503

Summary of Consolidated Statements of Cash flows

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	US$	US$
Net cash used in operating activities	(199,337,316)	(31,285,401)
Net cash provided from investing activities	267,983,491	77,741,089
Net cash used in financing activities	(538,686)	(361,584)
Effect of foreign exchange rate changes	—	1,024
Net increase in cash	68,107,489	46,095,128
Cash and cash equivalents, beginning of year	46,696,859	601,731
Cash and cash equivalents, end of year	114,804,348	46,696,859

RISK FACTORS

An investment in our Class A ordinary shares involves a high degree of risk. Before deciding whether to invest in our Class A ordinary shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A ordinary shares to decline, resulting in a loss of all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A ordinary shares if you can bear the risk of loss of your entire investment.

Risks Related to Doing Business in Hong Kong and Mainland China

Through our Hong Kong subsidiaries, we maintain service or freelancer agreements with PRC individuals, including our officer, Mr. Pengju Wang, who is based in Mainland China and provides services to us. Such service relationship does not constitute a labor relationship under the PRC laws and the service providers are unable to enjoy the protection under the PRC Labor Law and other related regulations, as a result of which we may be subject to arbitration or litigation filed by such service providers or required to adjust such form of services in the future.

As of September 5, 2025, through our Hong Kong subsidiaries, we maintained service agreements with 34 PRC individuals, including our officer, Mr. Pengju Wang, who is based in Mainland China and provides services to us. The service relationship between our Hong Kong subsidiaries and such PRC citizens does not constitute a labor relationship which refers to a relationship between enterprises in mainland China and employees under the PRC Labor Law but rather a civil legal relationship of the provision and receipt of services under the PRC laws, as a result of which, we are not required to pay social insurance premiums and housing provident funds for such PRC individuals. Currently, there are no explicit regulations under the PRC laws that apply to or restrict the provision of services by PRC individual in mainland China to a Hong Kong company. However, if these PRC individuals believe that they have a substantial labor relationship under the PRC laws with Bgin HK, they may initiate labor arbitration or litigation against Bgin HK for compensation alleging their inability to enjoy the protection of the PRC Labor Law and such other related regulations of mainland China. In addition, we cannot assure you that this form of service provision will not be regulated by new legislation in the PRC in the future and then we may be required to make further adjustments to this kind of business service practice. Any such events may result in substantial and unexpected expenditures and could materially and adversely affect our business, financial condition, and results of operations.

The compensation to the PRC service providers and procurement and service fees to our affiliated entity are and were paid in Renminbi by Bgin HK through a third-party payment institution. If the third-party payment institution providing service for us fails to hold the relevant licenses for cross-border payment business, we shall have to make arrangements with other qualified third-party payment institutions or otherwise make the cross-border payments through a bank.

The compensation to the PRC service providers who entered into service or freelancer agreements with Bgin HK is paid in Renminbi by Bgin HK through a third-party payment institution, which exchanges the U.S. dollars received from Bgin HK for Renminbi. In addition, prior to July 2023, Shenzhen Bgin, an affiliated entity of ours, was responsible for engaging with third-party production partners on behalf of Bgin HK. The payment to third-party suppliers was first made by Shenzhen Bgin in Renminbi, and then Bgin HK reimbursed Shenzhen Bgin through a third-party payment institution, which exchanged the U.S. dollars received from Bgin HK for Renminbi.

According to the Administrative Measures on the Payment Services Provided by Non-financial Institutions issued by the People’s Bank of China, or PBOC, on June 14, 2010 and effective on September 1, 2010, non-financial institutions are required to obtain the Payment Business License for their payment services. Furthermore, payment institutions may only conduct foreign exchange business after going through the formalities for the registration in the directory of trade foreign exchange receipt and payment enterprises (“Directory Registration”) pursuant to the Administrative Measures for the Foreign Exchange Business of Payment Institutions promulgated by the State Administration of Foreign Exchange (“SAFE”) on April 29, 2019 and effective on the same day. Therefore, third-party payment institutions shall not be permitted to provide cross-border payment services unless they obtain the Payment

Business License and complete the Directory Registration. We cannot assure you that the third-party payment institution providing payment services for us could obtain or hold the relevant cross-border payment licenses and if it fails to obtain and hold the required licenses or cooperate with other institutions with such licenses, it may be subject to a fine of up to 30% of the amount involved in the illegal conversion of foreign exchange or ordered to terminate its payment business. If this were to occur, we would have to make arrangements with other qualified third-party payment institutions or make payments to the PRC service providers and our affiliated entities through a qualified bank.

Through Bgin HK, our Hong Kong subsidiary, we had entered into agreements with our affiliated entities, which operated our subsidiaries’ mining machines in Mainland China prior to October 2022. Even though we have ceased such practice since October 2022, the operation of mining machines in China prior to October 2022 was in violation of applicable laws regulating cryptocurrency mining activities in Mainland China.

In recent years, the PRC government has pursued a crackdown on cryptocurrency mining and trading in mainland China. On September 15, 2021, the PBOC, with nine other Chinese government authorities, jointly released the Circular on Further Preventing and Handling the Risks Concerning Speculation in Virtual Currency Trading, or Circular No. 237, which for the first time, deemed all cryptocurrency-related business activities, including: (i) exchanging legitimate currencies and cryptocurrencies or different types of crypto currencies for each other, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) cryptocurrency related derivatives trading, as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures businesses or illegal fundraising. It also provided that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet will also be regarded as conducting “illegal financial activities.” Also, according to the Notice on Regulating Virtual Currency “Mining” Activities, or Circular No. 1283, jointly issued by the National Development and Reform Commission (“NDRC”) and ten other authorities on September 3, 2021, then existing cryptocurrency mining projects shall be phased out within the time limits set by local governments and greenfield cryptocurrency mining projects are outright banned by including cryptocurrency mining as an “eliminated industry” in the Catalogue for Guiding Industry Restructuring, or the Catalogue. An eliminated industry refers to an industry to be retired and eliminated in China, and once certain projects fall into the eliminated category, the investment in these projects will be prohibited and they shall be eliminated within a specified time limit and the production technique, equipment and products to be eliminated by explicit orders of the state must not be imported, transferred, produced, sold, used or adopted in accordance with the Interim Provisions on Promoting Industry Restructuring promulgated by the State Council on December 2, 2005. The revised Catalogue came into effect on December 30, 2021 and cryptocurrency mining was officially listed as an “eliminated industry,” and during the period from September 3, 2021 to December 30, 2021, cryptocurrency mining was deemed as an eliminated industry and subject to relevant provisions. Thus, the continuing operation of cryptocurrency mining equipment after September 3, 2021 would not be in compliance with applicable PRC laws and regulations and may subject the operator to certain penalties. Pursuant to the Circular Economy Promotion Law which was promulgated by the Standing Committee of the National People’s Congress of the PRC (“NPC”) on October 26, 2018 and came into effect on the same day, any individual or company which uses equipment or production technique which has been ordered to be eliminated by the State may be ordered to cease the use, and such equipment and materials shall be confiscated, and a fine of not less than RMB50,000 but not more than RMB200,000 shall be imposed. If the circumstances are serious, the individual or company may be ordered to suspend or close down.

Our management carefully evaluated the language and potential impact of Circular No. 237 and the Catalogue on the Company’s operations in mainland China immediately after they were published. Based on its interpretation of the language of Circular No. 237 and the Catalogue, the management believed that suspending all mining activities at that time would cause the Company to lose all of its revenue and income for a substantial period of time and therefore materially and adversely affect the Company’s business operations, financial position, and results of operations, which could potentially be a bigger loss to the Company compared to potential monetary penalties that could be imposed by the PRC authorities for the violation. As such, after weighing its options, in September 2021, management decided to continue the Company’s mining activities but to gradually phrase out its operations in mainland China, and made the strategic decision to move its operations to the U.S. From November 2021, the Company started searching for mining facilities in the U.S., and by October 2022, all of the mining machines the Company owned at that time were shipped to mining farms and hosting facilities in the U.S.

As of the date of this prospectus, we do not own or operate any mining facility in mainland China and all of our mining machines previously located in Mainland China have been shipped to the United States. Historically, through Bgin HK, we had service agreements with our affiliated entities, Shenzhen Bgin and Zhongshan Bgin, pursuant to which they provided management and administration services to mining machines located in several facilities in mainland China that were operated during the fiscal year ended December 31, 2021. As of June 30, 2022, we had suspended those service agreements and ceased activities in those facilities. Furthermore, Bgin HK entered into an escrow agreement with an unrelated third party in October 2021, pursuant to which our mining machines were hosted in a facility owned by such unrelated third party. The escrow agreement expired on October 9, 2022. As of the date of this prospectus, we have completely ceased all mining activities in Mainland China, and all our mining machines previously operated in Mainland China have been shipped to the U.S. Due to the failure to terminate the cryptocurrency mining activities in mainland China in a timely manner, our affiliated entities and the unrelated third party mentioned above, as the service providers providing related services to Bgin HK, may be fined, and the hosting facilities leased and managed by them may be ordered to close down and under serious circumstances, they may be ordered to suspend business or to close down by the relevant authorities. As advised by Commerce & Finance Law Offices, our PRC legal counsel, based on the confirmation by us that (i) as of the date of this prospectus, the service relationship between Bgin HK and the aforementioned unrelated third-party was terminated and we have shipped all of our mining machines out of Mainland China and to the United States and ceased all cryptocurrency mining projects in Mainland China; and (ii) as of the date of this prospectus, our affiliated entities and the unrelated third party have not received any inquiry, notice, warning, or sanction in such respect, we believe that the risk that our affiliated entities and the unrelated third party would be subject to material administrative penalties by the relevant authorities of mainland China is low. However, in the event that they are found to have been in violation of applicable PRC laws and regulations and imposed administrative penalties, we may be exposed to liability or compensation for breach of contract asserted against us by our affiliated entities and the unrelated third party, which would materially and adversely affect our business, financial condition, and results of operations.

If the shipment of our subsidiaries’ mining machines from Mainland China to the U.S. are deemed to be in violation of applicable PRC laws and regulations, we may be subject to claims for breach of contract or compensation by third parties, and our business operations, financial position and results of operations may be adversely affected.

In 2022, we shipped all of the mining machines owned by our subsidiaries from Mainland China to the mining farms and hosting facilities located in Nebraska and West Virginia.

According to the Decision of the National Development and Reform Commission on Amending the Guidance Catalogue for Industrial Structure Adjustment (2019), virtual currency “mining” activities are classified as “production processes and equipment to be eliminated.” According to the decision of the State Council on the issuance and implementation of the Interim Provisions for the Promotion of Industrial Restructuring, production processes, equipment and products that are explicitly eliminated by the state shall not be imported, transferred, produced, sold, used or adopted.

According to Article 17 of the Energy Conservation Law of the People’s Republic of China, the production, import and sale of energy-using products and equipment that are explicitly eliminated by the state or do not meet mandatory energy efficiency standards is prohibited. Any use of energy-using equipment and production processes that are explicitly eliminated by the state is prohibited. According to Article 18 of the Circular Economy Promotion Law of the People’s Republic of China, the production, import, sale and use of equipment and materials and the use of technologies and processes included on the elimination list are prohibited.

According to Article 15 of the Foreign Trade Law of the People’s Republic of China, the state may restrict or prohibit the import or export of goods or technologies based on the following reasons: (a) to protect national security, social public interest or public morality; (b) to protect human health or safety, to protect the life or health of animals or plants, and to protect the environment; (c) for the implementation of measures related to the import and export of gold or silver; (d) for purposes of addressing domestic supply shortages or for the effective protection of natural resources that may be exhausted; (e) market capacity is limited in the exporting country or region; (f) the export market is disordered; (vii) to protect specific domestic industries; (h) imports of any form of agriculture, animal husbandry, fisheries products; (i) to protect the country’s international financial position and balance of payments; (j) in accordance with the provisions of other laws and administrative regulations or international treaties and agreements. Article 16 of the Foreign Trade Law of the People’s Republic of China provides that the state may take any necessary measures to maintain national security with respect to the import and export of goods and technology related to fission or fusion substances or substances derived from such substances, as well as the import and export of weapons, ammunition or other military materials. In times of war or to maintain international peace and security, the state may take any necessary measures in the import and export of goods and technology.

According to the foregoing provisions, (i) “mining” activities, rather than mining machines, are listed within the “production process and equipment to be eliminated” listed in the Industrial Structure Adjustment Guidance Catalogue (2019) and thus shall not be imported, transferred, produced, sold, used and adopted, (ii) the Law of the People’s Republic of China on Energy Conservation and the Law of the People’s Republic of China on the Promotion of Circular Economy do not prohibit the export of “production process and equipment to be eliminated”, and (iii) mining machines are not prohibited from export activities under the Foreign Trade Law of the People’s Republic of China, nor are they included in the list of goods prohibited or restricted for export as stipulated in the Regulations on the Import and Export of Goods of the People’s Republic of China.

According to Article 36 of the PRC Administrative Penalty Law, where an illegal act is not discovered within two years of its commission, no administrative penalty shall be imposed on the offender.

Based on the foregoing, in the opinion of Commerce & Finance Law Offices, our PRC legal counsel, considering that we have shipped all of the mining machines owned by our subsidiaries from Mainland China to the mining farms and hosting facilities located in Nebraska and West Virginia and the third-party carriers have completed applicable export procedures, such as custom declarations, the risk for the act of shipping mining machines overseas from Mainland China by third parties entrusted by our subsidiaries to be found in violation of laws and regulations of mainland China related to “mining” activities and thus subject to penalties is remote. However, if the mining machines were deemed to be goods prohibited or restricted for export during the inspection of the customs within two (2) years of the date on which the export machines were released, the act of shipping mining machines overseas from Mainland China would be considered to be in violation of the foregoing laws and regulations related to import or export, as a result of which the third parties entrusted by our subsidiaries may be subject to a fine up to 30% of the value of the machines under shipment in the case of restricted exports or up to RMB1 million in the case of prohibited exports, provided that such exports do not constitute smuggling. Under such circumstances, we may be exposed to liability or compensation for breach of contract asserted against us by those third parties. In such event, our business operations, financial position and results of operations may be materially and adversely affected.

The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China and limit our ability to transfer cash both into and outside of China, including Hong Kong, and otherwise result in material adverse change in our operations and the value of our Class A ordinary shares.

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. In general, any risks related to doing business in Mainland China also apply to doing business in Hong Kong. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless. See “— Risks Related to Doing Business in Hong Kong and Mainland China” for other risk factors relating to doing business in Hong Kong and Mainland China.

The PRC government has significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time as the government deems appropriate to advance regulatory and social objectives and policy positions. We cannot assure you that policies and regulations implemented by the PRC government will not be extended in the future to cover businesses operating in Hong Kong including our subsidiaries. The PRC government may also prevent us from transferring the cash we maintain in Hong Kong outside of China, or restrict our ability to deploy our cash into the Company or the ability of our Hong Kong subsidiaries to pay dividends. The PRC government may also limit our ability to transfer cash both into and outside of China, including Hong Kong. Any such action could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our subsidiaries’ business, pay dividends, or otherwise fund and conduct our subsidiaries’ business, and could result in a material adverse change to our subsidiaries’ business operations, including our Hong Kong subsidiaries’ operations, our prospects, financial condition, and results of operations, require us to seek additional permission to continue our subsidiaries’ operations, and damage our reputation, which could cause the Class A ordinary shares to significantly decline in value or become worthless. See also “— Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.”

Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless.

We may be affected directly or indirectly by laws and regulations in Mainland China. The legal system in Mainland China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the legal system in Mainland China, particularly those affecting emerging industries, including the cryptocurrency industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, the legal system in Mainland China is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future laws and regulations in Mainland China applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing companies operating in emerging industries with respect to a wide range of issues including but not limited to intellectual property, unfair competition and antitrust, privacy and data protection. Compliance with these laws, regulations, rules, guidelines, and their implementation may be costly, and any noncompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of the Class A ordinary shares.

A recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirements for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act, requiring a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for two consecutive years, the company’s securities will be prohibited from trading on a national exchange.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Holding Foreign Companies Accountable Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under the related process that will be implemented by the SEC.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two, thus reducing the time before our securities may be delisted or prohibited from being traded.

On September 22, 2021, the PCAOB adopted rules to create a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in a foreign jurisdiction. As of the date of this prospectus, we have not been identified by the SEC under these rules, and we do not expect to be identified by the SEC as such.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in Mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The PCAOB has made such designations as mandated under the Holding Foreign Companies Accountable Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future.

The PCAOB has been able to inspect our auditor, ZH CPA, LLC, an independent registered public accounting firm with its headquarters in Denver, Colorado, with its last inspection conducted in February 2025. Our auditor is not subject to the designations issued by the PCAOB on December 16, 2021. However, if the PCAOB is unable to inspect our accounting firm in a foreign jurisdiction during any period of two consecutive years or we become owned or controlled by a government in that foreign jurisdiction in the future, the Holding Foreign Companies Accountable Act may require our Class A ordinary shares to be delisted from the Nasdaq Stock Market or any exchange on which our securities are traded in the future.

On August 26, 2022, the CSRC, the MOF and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already resuming regular inspections, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the Holding Foreign

Companies Accountable Act if needed and does not have to wait another year to reassess its determinations. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the Holding Foreign Companies Accountable Act.

The recent developments would add uncertainties to our offering and may result in prohibitions on the trading of our Class A ordinary shares on the Nasdaq Stock Market, if our auditors fail to meet the PCAOB inspection requirement in time.

We plan to empower our audit committee to take the PCAOB’s lack of inspection, as applicable, into account in connection with the oversight of our independent registered public accounting firm’s audit procedures and establish relevant internal quality control procedures. However, we cannot assure you that our audit committee’s oversight would be effective. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, whether in connection with an audit of our Company or other China-based companies, which could result in the imposition of penalties against our independent registered public accounting firm, such as suspension of its ability to practice before the SEC. All of these could cause our shareholders and investors to lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have a material effect on our business.

Failure to comply with cybersecurity, data privacy, data protection, or any other laws and regulations related to data may materially and adversely affect our business, financial condition, and results of operations.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.

In some jurisdictions, including Mainland China where we do not have material operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. Uncertainties arising from the legal system in the PRC, including Hong Kong, in which uncertainties regarding the interpretation and enforcement of laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A ordinary shares to significantly decline in value or become worthless.

The following summarizes some of the key recent legislative initiatives in mainland China on the matters of data security and privacy.

Data Security

•        In June 2021, the Standing Committee of the NPC promulgated Data Security Law of the People’s Republic of China, or the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the state council promulgated the Regulations on the Protection of Critical Information Infrastructure Security, which became effective on September 1, 2021. Critical information infrastructure encompasses, under this regulation, key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of the applicable laws. As of the date of this prospectus, we have not been informed that we are a critical information infrastructure operator by any government authorities. We have not collected, stored, or managed any personal information in Mainland China. As such, we currently do not expect the foregoing measures will have an impact on our business, results of operations, or this offering, and we believe that we are compliant with these measures to date. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputation damages. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

•        On September 24, 2024, the CAC released the Administrative Regulations on the Network Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations may apply to the use of networks to carry out data processing activities and the supervision and administration of network data security in mainland China and apply to activities outside mainland China to process personal information of any natural persons in mainland China under any of the following circumstances: (i) for the purpose of providing products or services to natural persons in mainland China; (ii) analyze and evaluate the behavior of natural persons in mainland China; and (iii) other circumstances stipulated by laws and administrative regulations. The Data Security Regulations further stipulate that where it is indeed necessary to transfer “important data” collected and generated by a network data processor during its operation within the territory of mainland China to overseas parties, it shall pass the security assessment for cross-border data transfer organized by the CAC. Network data processors should identify and declare “important data” in accordance with the relevant provisions, but they are not required to conduct security assessment for outbound data transfer for data that has not been notified or published as “important data” by relevant departments or regions. In addition, the Data Security Regulations provides that data processors that process “important data” must conduct an annual data security assessment with regard to the data process activities, and submit the assessment report to relevant competent authorities at or above the provincial level. Since the Data Security Regulations is newly promulgated, there remains uncertainty as to how it will be implemented and interpreted by the competent authorities and whether the PRC regulatory agencies, including the CAC, will adopt new laws, regulations, rules, or detailed implementation and interpretation related to security assessment. We cannot predict the impact of the Data Security Regulations on us, if any, at this stage, and we will closely monitor and assess any development in the implementation and interpretation of the Data Security Regulations. If any new laws, regulations, rules, or implementation and interpretation mandate clearance of cybersecurity review and other specific actions to be completed by companies operating in Hong Kong like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Personal Information and Privacy

•        The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council, effective on February 7, 2021, or the Anti-monopoly Guideline, which aims to provide guidelines for supervising and prohibiting the monopolistic conducts in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conducts in the internet platform industry. In particular, pursuant to the Anti-monopoly Guideline the methods of an internet platform collecting, using the privacy information of the internet users may also be one of the factors to be considered for analyzing and recognizing the monopolistic conducts in the internet platform industry. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered to analyze whether there is a bundled sale or additional unreasonable trading condition, which is one of the behaviors constituting the abuse of dominant market position.

•        In August 2021, the Standing Committee of the NPC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law steps up the protection for personal information and imposes additional requirements in terms of its processing. Nonetheless, many provisions under this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. Although as of the date of this prospectus, we have not collected, stored, or managed any personal information in Mainland China, given that there remain uncertainties regarding the further interpretation and implementation of the relevant laws and regulations, if they are deemed to be applicable to companies operating in Hong Kong like us, we cannot assure you that we will be able to comply or remain compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

If we were to be required to obtain any permission or approval from or complete the filing with the CSRC, the CAC, or other PRC authorities in connection with this offering under PRC law, our ability to offer or continue to offer our securities to investors could be significantly limited or hindered, which could cause the value of our Class A ordinary shares to significantly decline or become worthless, and we may be fined or subject to other sanctions, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, require offshore special purpose vehicles that are controlled by companies or individuals in Mainland China and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and implementation of the regulations remain unclear.

In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, and any such action by the Chinese government could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. On July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of overseas listing of China-based companies, cybersecurity and data privacy protection requirements and similar matters. As a follow-up, on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. On December 28, 2021, the Cyberspace Administration of China and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022, and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing. On September 6, 2024, the NDRC and the Ministry of Commerce jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Version), or the 2024 Negative List, which became effective on November 1, 2024. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage should be subject to the relevant regulations on the domestic securities investments by foreign investors. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant supporting guidelines, which took effect on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfil the filing procedures with the CSRC and report relevant information. The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by PRC domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfil the filing procedure with the CSRC. The foregoing regulations are recently issued and there remain substantial uncertainties with respect to their interpretation and implementation.

As of the date of this prospectus, based on the facts that (i) we have not collected, stored, or managed any personal information in Mainland China; (ii) we do not meet the above explicit conditions set out in the Overseas Listing Trial Measures to determine whether an overseas offering shall be deemed as an indirect overseas offering and listing by a domestic company; (iii) we do not have any subsidiary in mainland China or use any VIE structure to control any entity in mainland China; and (iv) the main parts of our business activities are not conducted in mainland China and our main place of business is located in Singapore, the U.S. and Hong Kong, we believe that, based on the advice of Commerce & Finance Law Offices, our PRC counsel, we are not required to obtain any permission from, or complete the filing with authorities of mainland China to operate and issue our Class A ordinary shares to foreign investors as of the date of this prospectus, including permissions from or filing with the CSRC or CAC. However, as the foregoing regulations were newly published, there are substantial uncertainties as to the implementation and interpretation. For example, the Overseas Listing Trial Measures adopts the principle of “substance over form” regarding the determination of “indirect overseas offering and listing by a domestic company”, over which the CSRC may have substantial discretions. We cannot assure you that the CSRC will not adopt the principle of “substance over form”, and that we may need to complete the filing procedure. There can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals or complete the filing for this offering. If (i) we do not receive or maintain any permission or approval or complete the filing required of us, (ii) we inadvertently concluded that certain permissions, approvals or filing have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions, approvals or filings in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of Mainland China, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the Class A ordinary shares to significantly decline in value or become worthless” and “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Uncertainties arising from the legal system in Mainland China, including uncertainties regarding the interpretation and enforcement of laws in Mainland China and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer our securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the Class A ordinary shares to significantly decline in value or become worthless.”

It may be difficult for overseas shareholders and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

A portion of our business operations is conducted in Hong Kong through our Hong Kong subsidiaries, Bgin HK, Bgin Trading, Bgin Trade HK and Bgin Chip. In the event that the U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence within, the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there is no assurance that such cooperation will materialize, or if it does, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Mainland China/Hong Kong against us or our management named in this prospectus based on Mainland China/Hong Kong laws.

Through our subsidiaries, we currently manage and operate some of our mining machines in the U.S. at mining farms owned by our subsidiaries in Omaha, Nebraska and York, Nebraska. The remaining mining machines are hosted by a third-party hosting service provider in the State of Ohio. Of these machines, 8,406, or approximately 11.42% of the total 73,608 mining machines our subsidiaries own for our own operation purposes, are in operation as of the date of this prospectus. As of the date of this prospectus, a majority of our operations are conducted in the United States, and a substantial amount of our assets are located in the United States. However, many of our directors and officers, including Mr. Zhao Xiang, Mr. Pengju Wang, and Mr. Qi Shao, are nationals and residents of Mainland China and a substantial portion of their assets are located in Mainland China. Additionally, Mr. Qiuhua Li and Mr. Qingfeng Wu, our directors and officers, while being nationals of Mainland China, are residents of Singapore and Hong Kong, respectively. Further, Mr. Boquan He and Mr. Chung Shing (Paul) Tsang, our independent directors, are residents of Hong Kong, and a substantial portion of their assets are located in Hong Kong. Mr. Nicholas Williams, our communications officer, a national of the United Kingdom, is a resident of Hong Kong, and a substantial portion of his assets are located in Hong Kong.

It may be difficult for you to effect service of process upon us or the individuals who are residing in Mainland China or Hong Kong. It may also be difficult for you to bring actions or enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and those officers and directors of ours who do not reside in the United States nor have substantial assets located in the United States. In addition, there is uncertainty as to whether the courts of Mainland China would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. The courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the courts of mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court of mainland China would enforce a judgment rendered by a court in the United States.

You may incur additional costs and procedural obstacles in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus, as judgments entered in the United States can be enforced in Hong Kong only at common law. If you want to enforce a judgment of the United States in Hong Kong, it must be a final judgment conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. For more information regarding the relevant laws of the Cayman Islands, Mainland China, and Hong Kong, see “Enforceability of Civil Liabilities.”

The enactment of Law of the PRC on Safeguarding National Security in Hong Kong (the “Hong Kong National Security Law”) and the enactment of Safeguarding National Security Ordinance in Hong Kong (the “Hong Kong National Security Ordinance”) could impact our Hong Kong subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offences — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On March 23, 2024, the Hong Kong National Security Ordinance took effect upon gazettal in Hong Kong, which is similar to the Hong Kong National Security Law, for the purpose of safeguarding national security and setting out the corresponding penalties. It is difficult to predict the full impact of the Hong Kong National Security Law and the Hong Kong National Security Ordinance on Hong Kong and companies located in Hong Kong. If our Hong Kong subsidiaries are determined to be in violation of the Hong Kong National Security Law or the Hong Kong National Security Ordinance by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

The effect of the Hong Kong Autonomy Act (“HKAA”) and other U.S. government policies in response to the enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries.

On July 14, 2020, U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose sanctions against foreign individuals and entities who are determined by the U.S. administration to have materially contributed to the failure to preserve Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including Hong Kong’s then chief executive, Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or clients dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the HKAA on Hong Kong and companies located in Hong Kong. If we were determined to be in violation of the HKAA for any reason, however unlikely, our business operations, financial position and results of operations could be materially and adversely affected.

The Hong Kong legal system embodies uncertainties which could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system.

However, the Chinese government may intervene or influence our current or future operations in Hong Kong at any time. If the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce agreements with the customers.

There are some political risks associated with conducting business in Hong Kong.

A portion of our operations are based in Hong Kong. Accordingly, our business operations and financial conditions will be affected by the political and legal developments in Hong Kong. During the fiscal years ended December 31, 2023 and 2024, we derived approximately 95.72% and 80.12% of our revenue from operations of our Hong Kong subsidiaries, Bgin HK, Bgin Trading and Bgin Trade HK. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, may affect the market and may adversely affect the business operations of our Hong Kong subsidiaries. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. The Chinese government may intervene or influence our current or future operations in Hong Kong at any time. Since a portion of our operations are based in Hong Kong and we derive a significant percentage of our revenue from operations of our Hong Kong subsidiaries, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and President Trump signed an executive order and HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from Mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S., China and Hong Kong, which could potentially harm our business.

Our revenue is susceptible to the ongoing incidents or factors which affect the stability of the social, economic and political conditions in Hong Kong. Any drastic events may adversely affect our business operations. Such adverse events may include changes in economic conditions and regulatory environment, social and/or political conditions, civil disturbance or disobedience, as well as significant natural disasters. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A ordinary shares could be adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollar at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Doing Business in Singapore

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

We are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as the constitution of our Singapore subsidiaries. In particular, we are required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore (“SFA”), which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

The laws of Singapore and of the United States differ in certain significant respects. The application of Singapore law may, in certain circumstances, impose more restrictions on us, our directors and officers than would otherwise be applicable to U.S. corporations. For instance, under the Central Provident Fund Act 1953 of Singapore, we are required to make Central Provident Fund contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore under a contract of service (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). Generally, we are also required to take out mandatory insurance for accidents which arise in the course of an employee’s employment under the Work Injury Compensation Act 2019 of Singapore.

We are subject to risks associated with operating in rapidly evolving Southeast Asia region, and we might therefore be exposed to various risks inherent in operating and investing in the region.

We conduct a portion of our operations in Singapore, a country located in Southeast Asia, and we intend to continue to develop and expand our business and penetration in Singapore. Our operations in Singapore are subject to various risks related to the economic, political and social conditions of Southeast Asia in general, including risks related to the following:

•        currencies may be devalued or may depreciate or currency restrictions or other restraints on transfer of funds may be imposed;

•        the effects of inflation within Southeast Asia generally and/or within Singapore may increase our cost of operations;

•        health epidemics, pandemics or disease outbreaks may affect our operations and demand for our products or services;

•        the performance of our operations in Singapore and the success of the operating strategy of our operations in Singapore, where applicable, could be significantly impacted by changing external economic conditions in the economies of the Southeast Asia region. The stability and sustainability of growth in the economies of the Southeast Asia region may be impacted by terrorism or acts of war. Changing economic conditions could potentially adversely impact the performance of our operations in Singapore; and

•        political changes may lead to changes in the business, legal and regulatory environments in which we operate. Volatile political situations in certain Southeast Asian countries could impact our business in Singapore.

Any disruptions in our business activities or volatility or uncertainty in the economic, political or regulatory conditions in the markets we operate in could adversely affect our business, financial condition, results of operations and prospects.

Adverse changes in government regulations in Singapore may materially and adversely affect our operations and financial condition.

A portion of our business operations is based in Singapore. Our operations in Singapore are subject to laws and government regulations of Singapore. These include requirements to obtain and maintain several statutory and regulatory permits and approvals under the laws of Singapore, generally for carrying out our business. Some these approvals are granted for a limited duration and require renewal and are generally subject to conditions stipulated in the licenses and permits and/or relevant laws or regulations under which such licenses and permits are issued. Failure to comply with such conditions could result in the revocation or non-renewal of the relevant license or permit. As such, we have to constantly monitor and ensure our compliance with such conditions. Should there be any failure to comply with such conditions resulting in the revocation of any of the licenses and permits, we will not be able to carry out our operations.

Currently, we believe we have obtained all licenses, permits and approvals necessary for carrying on our business operations in the current scope in Singapore. Should there be any changes in the regulatory requirements and we are not able to comply with them in a timely manner or if compliance of these requirements involved substantial costs, the business, results of operations and our financial position may be adversely affected.

The ability of our subsidiaries in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

We are a holding company, and we have operating subsidiaries formed in Singapore. Part of our sources of funds to meet our cash needs is our share of the dividends, if any, paid by our operating subsidiaries. The distribution of dividends to us from our subsidiaries is subject to restrictions imposed by the applicable laws and regulations in the jurisdictions where we operate. Although there are currently no foreign exchange control regulations which restrict the ability of our operating subsidiaries in Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of our subsidiaries in Singapore to distribute dividends to us may be restricted in the future.

It is not certain if the Company will be classified as a Singapore tax resident.

Under the Singapore Income Tax Act 1947 (the “Singapore Income Tax Act”), a company established outside Singapore but exercises control and management in Singapore (i.e., where its board of directors meetings where strategic decisions are made) could still be considered a tax resident in Singapore if there are valid reasons for the company not incorporating in Singapore.

We believe that the Company, which is a Cayman Islands exempted company, is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of the Company and the grant of a certificate of residence is subject to determination by the Inland Revenue Authority of Singapore (“IRAS”). Regardless of the tax residency of the Company, any income that is accruing in or derived from Singapore or foreign-sourced income that is received or deemed received in Singapore from outside Singapore is chargeable to income tax at the prevailing corporate tax rate of 17%, unless any applicable exemption applies. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. If the Company derives any dividend income from its foreign subsidiary and such income is received or deemed received in Singapore, such income may be exempt from Singapore income tax (subject to certain other conditions) assuming it is subject to corporate income tax under the laws of that jurisdiction, and that such jurisdiction has a corporate income tax rate of at least 15.0%.

In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if the Company is considered a Singapore tax resident, dividends paid to the holders of our shares will not be subject to withholding tax in Singapore. In respect of any gains from disposal of our shares that is considered by IRAS as income in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature (unless such disposal is in respect of a disposal of foreign assets under Section 10L of the ITA). For more details, please see also “Taxation — Singapore Taxation.”

Risks Related to Our Business and Industry

We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially adversely affected.

We were organized and began our mining activities through our subsidiaries in 2019 and started selling mining machines in April 2023. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Revenue generated from selling mining machines designed by us contributed approximately 85.43% of our total revenue of US$257,268,371 for the fiscal year ended December 31, 2023, and 63.57% of our total revenue of US$302,277,581 for the fiscal year ended December 31, 2024. However, our historical results, particularly the significant revenue growth we experienced from selling mining machines, may not be indicative of our future performance.

Several factors could impact our business differently in the future compared to the past. Market conditions, technological advancements, and competitive dynamics within the cryptocurrency mining industry are constantly evolving. For instance, fluctuations in cryptocurrency prices can directly affect the demand for mining machines, which in turn could impact our sales and revenue.

As of the date of this prospectus, our subsidiaries own a total of 73,608 mining machines for operation purposes, among them 69,307 are “KS” series machines designed for KAS mining. The average per unit price of KAS coins was $0.1440 in 2024. From December 31, 2024 to September 3, 2025, the per unit price of KAS coins decreased from US$0.1165 to US$0.084. The substantial decrease in the market price of KAS has adversely affected the mining profitability of our machines designed for KAS mining, such as KS5M and KS5L machines. In order to optimize overall mining efficiency and profitability, the Company significantly reduced the number of “KS” series machines in operation since the beginning of 2025. As of the date of this prospectus, out of the 73,608 mining machines owned for operation purposes, 8,406, or approximately 11.42%, were under operation, compared with 37,864 out of 46,989 units under operation as of December 31, 2024. Additionally, a majority of the models we have currently available for sale are designed for mining KAS coins. With the decreased per unit price of KAS, the sales volume of our “KS” series machines in the six months ended June 30, 2025 decreased to 6,618 units from 47,252 units in the six months ended June 30, 2024. As a result, our business operations, results of operations and financial condition for the six months ended June 30, 2025 were materially and adversely affected by the decreased price of KAS coins. See also “Prospectus Summary — Recent Development — Unaudited Preliminary Financial Results for the Six Months Ended June 30, 2025.” If the price of KAS coins does not appreciate in the future, our revenues may continue to decline, our profitability may be further reduced, and we may face additional challenges in maintaining sufficient liquidity to fund our operations. Prolonged periods of depressed KAS coin prices could also impair our ability to expand our business, pursue strategic opportunities, or meet our obligations as they become due.

Our operating results will likely fluctuate moving forward as we focus on increasing the capacity of our subsidiaries’ mining farms and mining machines and as the market prices of cryptocurrencies fluctuate, and as we upgrade our mining machines for sale or internal use. We may need to make business decisions that could adversely affect our operating results, such as modifications to our business strategy, structure, or operations. In addition, we have grown rapidly since inception. This growth has placed significant demands on our management, financial, operational, technological, and other resources, and we expect that additional growth could place significant demands on our management and other resources and require us to continue developing and improving our operational, financial, and other internal controls. We may not be able to address these challenges in a cost-effective manner or at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures or take advantage of market opportunities and our business, financial condition, and results of operations could be materially harmed.

Our business operations are heavily dependent upon the stability and popularity of KAS coins.

Our current business operations are heavily dependent upon the stability and popularity of KAS coins and its underlying blockchain. For the fiscal year ended December 31, 2023, the sale of our KAS mining machines contributed 85.43% of our total revenue, the KAS coins we mined contributed 71.5% of our mining revenue, and the fees earned from our mining pool services, which were solely derived from the mining of KAS coins, contributed 9.3% of our total revenue. For the fiscal year ended December 31, 2024, the sale of our KAS mining machines contributed 57.77% of our total revenue, the KAS coins we mined contributed 84.80% of our mining revenue, and the fees earned from our mining pool services derived the mining of KAS coins, contributed 19.46% of our total revenue. As such, our current business operations rely heavily on the stability and popularity of the KAS blockchain.

Any technical issues, security vulnerabilities, or operational disruptions to the KAS blockchain could directly impact our ability to conduct business. If the KAS blockchain suffers from reduced efficiency, security flaws, or prolonged downtime, our platform’s performance could suffer significantly, potentially leading to financial losses and damage to our reputation. Additionally, if KAS becomes less popular among miners due to competition from coins derived from other blockchains, shifts in market trends, or regulatory constraints, our business operations may face challenges in attracting new customers to purchase our KAS mining machines or participate in our mining pools, or retaining existing customers. In such event, our revenue streams may be impacted and our potential for future growth may be limited.

Our business operations are subject to any special risks with respect to KAS’ blockchain.

Special risks exist with respect to KAS’ blockchain. For instance, KAS’ setup is more advanced than some other established blockchains, which makes it harder to check for problems. This extra complexity means there are possibilities that hidden issues could go undetected, making it potentially less secure than simpler, systems that can be tested easier. Further, KAS allows multiple blocks, or groups of transactions, to be created at the same time. While this makes the system faster, blocks sometimes get left out of the main network flow. If too many blocks get left out, it could cause delays or confusion in confirming transactions. Additionally, KAS’ approach is still new and not as widely adopted as other blockchains, meaning that it does not have as much developer support, compatibility with apps, or wallet and exchange options as some bigger networks like Bitcoin or Ethereum. If issues occur, fixing them could take more time since the network has fewer experts familiar with its design. If any of these risks materializes, our current business operations, which are heavily dependent upon the success of KAS, could be materially and adversely affected.

Our revenues may be materially and adversely affected by our operational adjustments in response to fluctuations in coin prices.

Our business model requires us to continuously evaluate the economics of operating our mining machines in light of prevailing coin prices and associated operating costs, such as electricity and maintenance. When coin prices decline to levels that make certain mining activities uneconomical, we may be required to reduce the number of machines in operation or temporarily suspend portions of our mining activities. Conversely, when prices rise, we may seek to increase machine utilization. This operational flexibility, while intended to preserve profitability, exposes us to the risk that frequent or prolonged reductions in machine usage will result in lower mining output and revenues. Moreover, our ability to rapidly scale operations back up may be limited by technical, logistical, or capital constraints, which could further reduce our competitiveness and negatively impact our business, financial condition, and results of operations.

We may be unable to raise additional capital needed to grow our business.

We expect to need to raise additional capital to expand our operations and pursue our growth strategies, and to respond to competitive pressures or unanticipated working capital requirements. We may not be able to obtain additional financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity, or equity-linked, financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our Class A ordinary shares could decline. Furthermore, if we engage in debt financing, the holders of debt likely would have priority over the holders of our Class A ordinary shares on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our shareholders.

Our mining machines exported from Asia to the United States may be subject to the additional tariffs recently imposed by the U.S. government on certain products imported from China, which could adversely affect our supply chain, cost structure, and results of operations.

Recently, U.S. President, Donald J. Trump, announced that the U.S. would impose significant additional tariffs on Chinese imports. There have been ongoing negotiations between U.S, and Chinese government officials regarding these tariffs and the reciprocal tariffs introduced by the government of China. At present, the effective average tariff rate on Chinese imports is about 27.8%, and Chinese and U.S. officials have reached an agreement to temporarily reduce reciprocal tariffs while trade negotiations continue. Despite this temporary pause, a heightened tariff environment persists, and there is no assurance that the reduced tariff rates will be extended or that additional tariffs or other trade restrictions will not be imposed with little warning. The additional tariffs imposed by the U.S. government on certain products imported from China may impact our supply chain and cost structure. In manufacturing our mining machines, while we collaborate with a leading foundry in Asia (not located in China) for chip fabrication and manufacturing, some of our materials and components are sourced from China. These materials, along with the chips, are shipped to our partner manufacturers in Malaysia and China for manufacturing and assembly. See “Business — Mining Machines.” For our own mining operations and hosting services, assembled machines are shipped to the United States, and for our business of mining machine sales, machines are usually shipped directly to customers by the manufacturing partner, including to those customers in the U.S.

We are currently evaluating the impact of the recently imposed additional tariffs as a whole. If our mining machines are deemed to be subject to the additional tariffs as a result of our using machine components sourced from China in the manufacturing of our mining machines or using a partner manufacturer based in China, the profitability of several existing lines of business, including our own mining operations, hosting services, and sales of mining machines, may all be materially and negatively affected. If our customers in the U.S. are required to pay additional tariffs on our products, demand for our mining machines could decline, negatively affecting our sales and revenue.

Additionally, there is no guarantee that the trade relations between the U.S. and the PRC will remain stable in the future. Any deterioration in the relationship between the U.S. and the PRC could further increase our costs of exporting mining machines to the U.S., or limit our ability to export mining machines to the U.S., which could have an adverse effect on our business, financial condition and results of operations.

Finally, the evolving regulatory landscape and potential for further tariff adjustments or trade restrictions create uncertainty. Compliance with tariff-related regulations, including classification and valuation requirements, may increase operational complexity and costs. Any escalation in trade tensions or additional tariffs could further disrupt our supply chain, limit access to certain materials, and negatively impact our ability to meet customer demand, posing significant risks to our business.

Any increase in tariffs on products imported from certain Asian countries may negatively affect our business, supply chain and results of operations.

We are subject to risks associated with international trade policies and tariffs, particularly those affecting our supply chain in Asia. Recently, the United States government has announced plans to impose or increase tariffs on imports from several Asian countries, including Malaysia and South Korea, with rates reportedly ranging from 25% to 40%. If implemented, these tariffs could materially increase our costs of operations and adversely affect our gross margins. In addition, any retaliatory measures, regulatory uncertainty, or prolonged trade tensions may disrupt our supply chain, delay production and delivery timelines of our mining machines, and negatively impact our ability to operate in a timely and cost-effective manner. These risks could materially and adversely affect our business, financial condition, and results of operations.

There is no assurance that cryptocurrencies will maintain their long-term value and volatility in the market price of cryptocurrencies may adversely affect our business and results of operations.

As a relatively new product and technology, cryptocurrencies have only in recent years been accepted as a means of payment for goods and services by selected industries, the use of cryptocurrencies is not anchored by any reserve currency or precious metal, is not backed by any government or commercial enterprise, and the long-term value of cryptocurrencies is uncertain, which may further increase the volatility in cryptocurrency prices. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, or maintain accounts for persons or entities transacting in cryptocurrencies. Meanwhile, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrencies. The prices of cryptocurrencies may also be impacted by an evolving and uncertain regulatory environment and the development of blockchain technology.

Our business and financial condition highly correlate with the market price of cryptocurrencies. During the fiscal years ended December 31, 2023 and 2024, a majority of our revenue was generated from selling mining machines, and we held a significant amount of cryptocurrencies in both fiscal years. As of December 31, 2023 and 2024, the cryptocurrencies held by us in aggregate accounted for approximately 60.56% and 11.87% of our total assets, respectively. Through our subsidiaries, we have adopted measures to minimize the risks associated with the fluctuation in the market price of cryptocurrencies. For example, our subsidiaries utilize their proprietary cloud-based mining machine management software to monitor the amount and fluctuation of the market price of cryptocurrencies mined on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined. However, there can be no assurance that this measure can effectively eliminate or reduce the price risk of cryptocurrencies. Any drastic fluctuation in the market price of cryptocurrencies may have a material adverse impact on our business, financial condition and results of operations.

On the other hand, if there is a rapid increase in the market price of cryptocurrencies, market demand for mining machine components and other cryptocurrency mining services is likely to surge. In such event, in response to increasing market demand, suppliers may increase prices for the machine components sourced by our subsidiaries and, as such, we may incur higher production costs associated with the manufacturing of mining machines by our subsidiaries. Furthermore, a rise in cryptocurrency prices could result in substantial increases in the supply of mining machines connected to the cryptocurrency network. The increased computing power would lead to increasing mining difficulty, which would reduce the economic return of mining and thereby lead to a material adverse impact on our business, financial condition, and results of operations.

Bankruptcies and financial distress among cryptocurrency market participants, including the bankruptcy of FTX, a large cryptocurrency exchange, have caused widespread disruption in these markets and have negatively impacted our business operations, results of operations and financial condition.

Some cryptocurrency market participants have experienced bankruptcies and financial distress, which have caused widespread disruption in the cryptocurrency markets. FTX, a Bahamas-based cryptocurrency exchange, filed for Chapter 11 bankruptcy on November 10, 2022. The rapid collapse and bankruptcy of FTX had a negative impact on cryptocurrency markets. The negative effects in the immediate aftermath of FTX’s bankruptcy announcement included; (i) a broad based drop in cryptocurrency valuations; (ii) a high volume of withdrawal requests from clients of other cryptocurrency exchanges, and (iii) some crypto exchanges announced temporary withdrawal suspensions due to market volatility.

We had stored cryptocurrencies valued at $1.08 million, which consisted only of Bitcoins, in the hot wallets maintained on FTX prior to its bankruptcy, and as of the date of this prospectus, we have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy. This amount represented approximately 7.15% of the Company’s revenue for the fiscal year ended December 31, 2022, and we recorded a loss of $1.08 million in income for the year ended December 31, 2022.

For the fiscal year ended December 31, 2023, we primarily used cryptocurrency exchanges including MEXC, TXBIT, KuCoin, Gate.io and OKX to exchange cryptocurrencies we mined into Tethers. For the fiscal year ended December 31, 2024, we primarily used cryptocurrency exchanges including OKX, Binance.com, MEXC KuCoin, Kraken, Gate.io, Bitget, Xeggex and CoinEx to exchange cryptocurrencies we mined into Tethers. Currently, we exchange substantially all of our mined cryptocurrencies into Tethers on MEXC, Gate.io, KuCoin, XeggeX, Bitget and CoinEx. For the fiscal year ended December 31, 2023, the crypto exchanges we used to exchange Tethers we held into fiat currency included CD Digital, WD Global, MCE, Actyve and ONC. For the fiscal year ended December 31, 2024, the crypto exchanges we used to exchange Tethers we held into fiat currency included MCE, Actyve, ONC, and HashKey Exchange. As of the date of this prospectus, the crypto exchanges we use to exchange Tethers we hold into fiat currency include MCE and Actyve. The exchanges we use do not impose limits on exchanges of USDT to U.S. dollars. However, we have set daily limits on the exchanges we initiate. Currently, we have set daily exchange limits of US$3 million for each of MCE and Actyve. If any of these cryptocurrency exchanges or payment platforms were to suspend redemptions, we may not be able to exchange cryptocurrencies for fiat currency at rates favorable to us or at all, as a result of which our business operations could be disrupted. In such event, our business operations, financial condition, and results of operations may be materially and negatively impacted.

We use payment platforms to receive cash exchanged from Tethers and to make payments to our suppliers and other business partners. Such practice could expose us to substantial risks.

Currently, we use payment platforms to receive cash exchanged from Tethers and to make payments to our suppliers and other business partners, and such payment platforms we use include WindPayer, Pyvio, World First and KUN. These platforms provide fiat currency distribution services to clients including us, including taking in, storing and safeguarding funds for clients, which are subsequently deposited by these payment platforms into local banks of these platforms, and distributing funds based on clients’ instructions. For ease of administration, we often make payments to our business partners, including suppliers, using funds stored with these payment platforms. For details, see “Prospectus Summary — Our Crypto Asset Custody Policies and Procedures.” Such practice could expose us to substantial risks to the security of our funds. Any technical failure, system downtime, or glitches in the systems of these payment platforms can lead to delays or disruptions in the disbursement processes, and any errors in the operational processes may result in erroneous transactions or even loss of our funds. Cybersecurity threats such as hacking, phishing, or other malicious activities can compromise the security of these platforms’ systems. Unauthorized access to sensitive client information or financial transactions can lead to financial losses and privacy breaches. Additionally, any non-compliance by these platforms with ever-evolving regulatory requirements related to the services they offer may subject us to regulatory and legal risks. Further, delays in transaction processing times, whether due to internal issues within these platforms or external factors, can impact our ability to access and distribute our funds on a timely basis, which can adversely and materially affect our business operations and payment plans. If any of the platforms we rely on faces financial instability or difficulty, there is an increased risk to the security of our funds. If any of these events occur, our business operations, reputation, financial position and results of operations could be negatively and adversely affected.

We may experience reputational harm if disruption in the cryptocurrency markets occurs.

We may face reputational harm if disruption in the cryptocurrency markets occurs. In addition to the business of cryptocurrency mining and sale of mining machines, our subsidiaries also launched mining pool services in September 2023, which currently supports the mining of KAS. As of December 31, 2023, the mineable assets at our mining pools included KAS and IRON. As of December 31, 2024, the mineable assets at our mining pools included five types of cryptocurrencies, namely KAS, RXD, SDR, ALPH, and BGA. See “Our Business — Mining Pools.” If customers of our mining pools lose confidence in our subsidiaries’ mining pool services or the cryptocurrency markets in general, our subsidiaries may not be able to attract enough customers to generate profit. Additionally, if disruption in the cryptocurrency markets occurs, regulators, including the SEC, may impose additional regulations and/or tighten control of cryptocurrency market participants. In such event, we may be required to comply with additional regulatory requirements, which can lead to increased compliance costs and adjustment of our subsidiaries’ current business activities.

Additionally, we used Binance.com as one of the primary exchanges through which we exchanged cryptocurrencies mined into Tethers for the fiscal year ended December 31, 2024, and a significant amount of our crypto assets are stored with Binance.com. As of December 31, 2023 and 2024, crypto assets (excluding crypto short-term investments) worth approximately US$0.43 million and US$2.15 million, respectively were stored with Binance.com, representing approximately 0.37% and 6.68% of our total crypto assets as of each respective year end. In addition, we held US$16.19 million in crypto short-term investments with Binance.com as of December 31, 2024. On June 5, 2023, the SEC charged Binance with operating its digital asset trading platform as an unregistered national securities exchange, broker and clearing agency, asserting that certain assets supported on each trading platform are securities. In November 2023, Binance.com pleaded guilty to the Department of Justice’s investigations into violations relating to the Bank Secrecy Act, failure to register as a money transmitting business and the International Emergency Economic Powers Act, and agreed to pay US$4.3 billion to settle with the Department of Justice and the Commodity Futures Trading Commission over illicit finance breaches. The chief executive officer of Binance.com. at the time pled guilty to failing to maintain an effective anti-money-laundering program in violation of the Bank Secrecy Act and agreed to step down as the chief executive officer of Binance.com. To the extent that we continue to use Binance.com as one of our primary exchanges or continue to store crypto assets with Binance.com, we may suffer reputational harm, and our relationships with our suppliers, business partners, and any future customers of our mining pool operations may be damaged as well. If Binance.com’s operations are influenced by recent SEC charges or any other proceedings it becomes subject to, our business operations may be negatively impacted.

If our policies and procedures surrounding the safeguarding of cryptocurrencies, conflicts of interest, or comingling of assets fail, we may be subject to risks of loss of assets and damaged reputation, which could negatively affect our business, financial position, and results of operations.

Prior to the bankruptcy of FTX, we had stored substantially all of our cryptocurrency holdings in hot wallets, a practice which presented a high degree of risk. To safeguard our cryptocurrency assets and mitigate risks, we adopted an internal policy on January 1, 2023 to address the deficiencies in our risk management processes and policies, which was observed until July 15, 2023. Under this policy, we would exchange all of our cryptocurrencies mined on a single day into Tethers the next day, and place the Tethers in cold wallets, and each time the value of Tethers in cold wallets reached US$100,000, we would initiate a request to change the Tethers into fiat currency. We adopted this custody policy on January 1, 2023. From January 1, 2023 to July 14, 2023, our USDT balance exceeded US$100,000 on weekends and holidays, during which days banks were closed and we were unable to exchange USDT into fiat currency. Since July 15, 2023, due to a material increase in the value of cryptocurrencies mined on a daily basis and customer payments in UDST coins for mining machines purchased, our USDT balance exceeded the US$100,000 threshold on a daily basis. This custody policy is no longer observed in practice since July 15, 2023, and we believe this policy no longer suits our operational needs. Since June 2023, we have experienced significant growth in terms of its revenue and net income due to the new business line of selling mining machines. From June 2023 to December 2023, we averaged nearly US$1.3 million in daily revenue, with the highest single-day sales revenue exceeding US$20 million. As a result, it had become impractical for us to comply with the requirements set forth in the previously adopted custody policy of maintaining a USDT balance of no more than US$100,000 without initiating an average of dozens of exchange requests each day. Additionally, we did not maintain enough bank accounts in the U.S. to receive the money transferred if all USDT balances were to be exchanged and transferred on the immediately following day. We subsequently adopted the following policy to safeguard and store our crypto assets, which have been approved by our chief executive officer and chairman of the board of directors:

i.       continue holding a portion of our assets in USDT coins, not to exceed 20% of our net assets at any given time. To achieve this goal, we have been converting any extra USDT coins exceeding the 20% limit into fiat currency through exchanges including Actyve and MCE;

ii.      store cryptocurrency holdings in licensed, U.S.-regulated centralized custodians in the future; and

iii.     implement a multi-level authorization mechanism for access to ensure security. As of the date of this prospectus, 14.81% of our crypto assets are stored in hot wallets maintained with crypto exchanges and the remaining 85.19% of the crypto assets are stored in self-custodied cold wallets.

In order to protect our cryptocurrencies, we take a series of precautionary measures, including opening accounts on reputable and reliable exchanges, setting up complex passwords and changing passwords on a frequent basis, adopting two-factor authentication for log-in, avoiding the use of public Wi-Fi for account access, and staying informed of the latest cybersecurity threats. We also adopted a cash management policy on April 29, 2022, which sets forth the controls and procedures for cash outflows and cash transfers among entities within our organization. Additionally, we launched mining pool services in September 2023, and have adopted certain measures to protect the mining pools from disruption. For details, see “Business — Mining Pools.” Even though we have adopted and plan to adopt policies and procedures to protect cryptocurrencies owned by us and mining pool participants, we cannot assure you that these measures will be effective. If these policies and procedures fail, we may be exposed to risks of loss of assets and experience damaged reputation, which could negatively affect our business, financial condition, and results of operations.

We are subject to the risks of maintaining a significant balance in Tethers.

We maintain a significant balance in Tethers given it is not practical to convert most of our Tether holdings into fiat currency in a timely manner. See “— If our policies and procedures surrounding the safeguarding of cryptocurrencies, conflicts of interest, or comingling of assets fail, we may be subject to risks of loss of assets and damaged reputation, which could negatively affect our business, financial position, and results of operations.” As such, we are subject to the risk that Tether breaks its U.S. dollar peg in response to market events. Tether has previously broken its U.S. dollar peg. For instance, in May 2022, the value of Tether dropped to $0.95 after the collapse of TerraUSD, a stable coin, and after the bankruptcy of FTX in November 2022, the value of Tether again temporarily dropped to $0.98. Any similar material negative market event may cause Tether to break its U.S. dollar peg again in the future. In such event, we may be subject to the risks of losing some or all of the value of the Tethers we own, and as a result, our financial position and results of operations may be materially and negatively impacted.

If USDT were to be deemed a “security” under the Securities Act, we might have liabilities arising out of a possible violation of Section 5 of the Securities Act in connection with our distributions of dividends to shareholders in the form of USDT coins.

On January 13, 2024, the board of directors of Bgin Trading declared a dividend with an aggregate amount of US$17,005,000, payable in USDT coins to Bgin Rig, which has been paid to Bgin Rig in full. On January 14, 2024, the sole director of Bgin Rig declared a dividend with an aggregate amount of US$17,000,000, payable in USDT coins to the Company, which has been paid in full. On January 15, 2024, our board of directors declared a final dividend with an aggregate amount of US$5,000,000, payable in USDT coins to our shareholders of record as of December 31, 2023, to be paid on or before February 29, 2024. As of February 2024, all of the US$5,000,000 of the declared dividend had been paid. On March 12, 2024, our board of directors passed resolutions reclassifying the dividend as an interim dividend rather than a final dividend. On March 15, 2024, our shareholders unanimously passed written resolutions ratifying, approving and confirming in all respects the reclassification by the board of directors of the dividend as an interim dividend rather than a final dividend. On June 2, 2025, the board of directors of Bgin Trading declared a dividend with an aggregate amount of US$5,005,000, payable in USDT coins to Bgin Rig, which has been paid to Bgin Rig in full. On June 3, 2025, the sole director of Bgin Rig declared a dividend with an aggregate amount of US$5,000,000, payable in USDT coins to the Company, which has been paid to the Company in full. On June 6, 2025, our board of directors recommended a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company and that any such dividend declared by the shareholders of the Company be settled in cash. On June 21, 2025, our board of directors passed further resolutions updating the recommendation of June 6, 2025, to recommend that a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company and that any such dividend declared by the shareholders of the Company be settled in cash or by a distribution in specie of USDT coins, in each case at the sole discretion of the shareholder entitled to payment of the said final dividend. On June 21, 2025, our board of directors passed resolutions recommending that a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company, and that any such dividend declared by the shareholders of the Company be settled either in cash or by a distribution in specie of USDT coins, in each case at the sole discretion of the shareholder entitled to payment of the said final dividend, to our shareholders of record as of December 31, 2024. On June 23, 2025, our shareholders unanimously passed written resolutions declaring a final dividend with an aggregate amount of US$5,000,000 to be paid, at the election of each relevant shareholder, in either cash or by a distribution in specie of USDT coins. As of June 30, 2025, all US$5,000,000 of the declared final dividend had been paid to the shareholders, among which US$949,000 was paid in USDT coins.

On April 4, 2025, the SEC’s Division of Corporation Finance issued guidance clarifying that certain “covered” U.S. dollar-backed stablecoins, including USDT, are not considered securities under existing federal law, based on the conditions that such stablecoins are “marketed solely for use in commerce, as a means of making payments, transmitting money, and/or storing value, and not as investments.” In the event that USDT fail to satisfy such conditions at a future time and it were to be deemed a “security” under the Securities Act in the future, we may have retroactive liabilities arising out of a possible violation of Section 5 of the Securities Act in connection with distributing unregistered USDT coins to shareholders from this dividend distribution or incur similar liabilities under any similar dividend distributions in the future, including civil penalties or monetary fines, injunctions and cease-and-desist orders imposed by the SEC, disgorgement of any profits from distributing the USDT coins, and criminal penalties. Additionally, our reputation may be harmed and the trading price of our Class A ordinary shares might decline in value or become worthless in the event we are deemed to have liability, and our financial condition may be materially and adversely affected if we were required to make payments or face sanctions in connection with the potential claim described above.

We depend on banks insured by the FDIC to safeguard our cash deposits, and should one of our depository banks be put into receivership by the FDIC we could experience delays in accessing our cash deposits or lose our cash deposits that may exceed the FIDC insured amounts of $250,000.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Our ability to fund our operations depends on the safety and soundness of the banks that hold our cash deposits. If one of our depository banks experiences losses or a rapid loss of deposits, it may be put into receivership by the FDIC and its applicable banking regulatory authority. As of December 31, 2023 and 2024, we held 24.0% and 3.4% and of our cash in the U.S., respectively. As of December 31, 2023 and 2024, the deposits held at some of the bank accounts in the U.S. exceeded the amount insured by the FDIC. As of the date of this prospectus, we maintain our U.S. bank accounts with several commercial banks in the U.S. If any of these banks, or any other banks and financial institutions enter receivership or become insolvent in the future, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

Banks may be reluctant to provide banking services, or may cut off banking services, to businesses that provide crypto asset-related services or that accept crypto assets as payment.

A number of businesses that provide crypto asset-related services have found it difficult to find banks that are willing to provide them with bank accounts and banking services. In some instances, banks have closed existing bank accounts of such businesses. In the future, banks may refuse to provide bank accounts and other banking services to crypto asset-related companies or companies that accept crypto assets, such as us, for a number of reasons, such as perceived compliance risks or costs. As our business continues to grow and the average value of crypto assets we carry on a daily basis continues to increase, if we are unable to secure bank accounts or banking services in the countries or jurisdictions in which we operate, it could have a material adverse effect on our business operations and results of operations.

Customers may submit cryptocurrencies, including USDT, as a form of payment through our designated payment platform, which creates substantial risks to us.

When placing orders for mining machines on our website, customers have the option to submit the payment electronically in U.S. dollars through wire transfer, or alternatively customers may choose to pay using crypto assets via our designated payment platform and a related party of ours, CoinPal. On CoinPal’s payment portal, our customers may submit payment using Bitcoins, USDT, and Ethereum. The total price of an order in any cryptocurrency will be calculated automatically by CoinPal based on real-time exchange rate information between USDT and the chosen cryptocurrency. We have been advised by CoinPal that they retrieve real-time exchange rate information from Binance.com. Our customers are responsible for any transfer costs associated with transferring crypto assets as payment. For each payment, we are charged processing fees of 0.8% of the total payment amount by CoinPal, and the remaining payment will be remitted to us by CoinPal in USDT based on the conversion rate at the time of purchase. We do not receive Bitcoins or Ethereum from CoinPal. Once CoinPal receives a customer’s payment, we are able to initiate a request to withdraw the available USDT to our wallet account. We have been advised by CoinPal that it stores the crypto assets received as payment for our mining machines in their own hot wallets or with Binance.com.

This practice could expose us to substantial risks. Even though USDT is regarded by industry participants as a “stable coin,” there is no guarantee that USDT will not break its U.S. dollar peg, which could lead to us receiving less value than expected for goods sold. Furthermore, transactions involving cryptocurrencies are irreversible, pseudonymous, and subject to cyber-attacks and fraud. We must implement robust security measures and continuously upgrade them to protect our crypto assets and customer information from theft and cyber-attacks. Also, the perception of accepting cryptocurrencies can vary among different stakeholders, including our customers, investors, and business partners. Any negative publicity or concerns about security and volatility from us accepting cryptocurrencies as a form of payment could affect our reputation.

We rely on CoinPal, a related-party payment platform, to facilitate the receipt of payments in the form of crypto assets from customers, which exposes us to operational, financial, and regulatory risks, including potential conflicts of interest.

We utilize CoinPal, a payment platform operated by a related party to receive payments in the form of crypto assets from our customers as part of our business operations. See “Business — Sale of Mining Machines — Pricing and Sales Model — Submitting Payments through CoinPal” and “Related Party Transactions — Business transactions with CoinPal.” While we believe that using this platform offers certain operational efficiencies, this arrangement exposes us to a number of material risks.

As the platform is operated by a related party, the arrangement may give rise to potential conflicts of interest. Even though we believe that our business transactions with CoinPal were performed on an arm’s length basis, CoinPal’s practices may not always be subject to the same level of independent oversight and scrutiny as transactions with unrelated third parties. Additionally, in the event that CoinPal experiences technological failures, service interruptions, or security breaches, our ability to process transactions or receive customer payments in a timely and secure manner could be materially and adversely affected, which could have a material adverse effect on our business, financial condition, and results of operations. Further, if CoinPal experiences financial distress or becomes subject to insolvency proceedings, we may have limited recourse and could lose access to customer-submitted crypto assets or suffer delays in accessing funds. Such events could negatively impact our liquidity and our relationships with customers.

There can be no assurance that the above risks associated with this related-party arrangement will not materialize or that we will be able to mitigate them effectively. Any such risks could have a material adverse effect on our business, prospects, financial condition, and results of operations.

We have identified deficiencies in our risk management processes and policies in light of current cryptocurrency market conditions and plan to adopt changes to address these deficiencies. Nevertheless, if our risk management process and policies are still inadequate to protect our assets, we may experience material loss and our business, financial condition and results of operations may be adversely affected.

Prior to FTX’s bankruptcy, we had stored cryptocurrencies valued at $1.08 million, which consisted only of Bitcoins, in the hot wallet maintained on this platform and as of the date of this prospectus, we have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy. Hot wallets are also subject to other material risks including security breaches of private keys which are stored online and in the wallets’ browsers. In light of the bankruptcy of FTX and subsequent cryptocurrency market conditions, we adopted an internal policy on January 1, 2023 to address the deficiencies in our risk management processes and policies, which were observed until July 15, 2023. Under this policy, we would exchange all of our cryptocurrencies mined on a single day into Tethers the next day, and place the Tethers in cold wallets, and each time the value of Tethers in cold wallets reached US$100,000, we would initiate a request to change the Tethers into fiat currency. We adopted this custody policy on January 1, 2023. From January 1, 2023 to July 14, 2023, our USDT balance exceeded US$100,000 on weekends and holidays, during which days banks were closed and we were unable to exchange USDT into fiat currency. Since July 15, 2023, due to a material increase in the value of cryptocurrencies mined on a daily basis and customer payments in UDST coins for mining machines purchased, our USDT balance exceeded the US$100,000 threshold on a daily basis and we believe this policy no longer suits our operational needs. Since June 2023, we have experienced significant growth in terms of our revenue and net income due to the new business line of selling mining machines. From June 2023 to December 2023, we averaged nearly US$1.3 million in daily revenue, with the highest single-day sales revenue exceeding US$20 million. As a result, it had become impractical us to comply with the requirements set forth in the previously adopted custody policy of maintaining a USDT balance of no more than US$100,000 without initiating an average of dozens of exchange requests each day. Additionally, we did not maintain enough bank accounts in the U.S. to receive the money transferred if all

USDT balances were to be exchanged and transferred the immediately following day. Therefore, we have adopted the following plans to safeguard and store its crypto assets, which have been approved by our chief executive officer and chairman of the board of directors:

i.       continue holding a portion of our assets in USDT coins, not to exceed 20% of our net assets at any given time. To achieve this goal, we have been converting any extra USDT coins exceeding the 20% limit into fiat currency through exchanges including Actyve and MCE.

ii.      store cryptocurrency holdings in licensed, U.S.-regulated centralized custodians in the future; and

iii.     implement a multi-level authorization mechanism for access to ensure security. As of the date of this prospectus, 14.81% of our crypto assets are stored in hot wallets maintained with crypto exchanges and the remaining 85.19% of the crypto assets are stored in self-custodied cold wallets.

Despite the adoption of the internal policy described above, as of December 31, 2024, our inventory of cryptocurrencies had an aggregate value of approximately US$32.14 million, 10.73% of which was stored in hot wallets maintained with crypto exchanges and 89.27% was stored in our self-custodied cold wallets. In addition, as of December 31, 2024, we held US$16.19 million in crypto short-term investments with Binance.com. Storing cryptocurrencies in hot wallets present significant risks to us. For instance, hot wallets are constantly connected to the Internet, and are more vulnerable to hacking attempts. Cybercriminals can exploit security flaws in wallet software or phishing scams to gain unauthorized access to our hot wallets. Additionally, devices used to access hot wallets can be infected with malware or keyloggers, which could steal login credentials or private keys. If the private keys for any of our hot wallets are compromised, the assets within that wallet can be stolen, and recovery is impossible since blockchain transactions are irreversible. Furthermore, since our hot wallets are maintained with crypto exchanges, in the event that an exchange suffers a security breach, we may lose all the cryptocurrencies maintained with such exchange. Hot wallets are also more susceptible to phishing attacks.

We intend to continue monitoring the cryptocurrencies market and adopting changes to address deficiencies in our risk management processes and policies as we identify them. Nevertheless, if our risk management process and policies are inadequate to protect our assets, we may experience material loss and our business, financial condition, and results of operations may be adversely affected.

Disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.

Disruptions in the cryptocurrency markets have caused price declines and volatility in cryptocurrencies. Any market volatilities and disruptions may negatively impact our financial position and results of operations if the trading prices of those types of cryptocurrencies our subsidiaries mine materially decline.

Additionally, prices of cryptocurrencies are volatile in nature, including those of the cryptocurrencies we mine. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Volatility in market price of cryptocurrencies.” We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of such cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners, and leads to an increase in mining difficulty of such cryptocurrency. As the cryptocurrency market is volatile in nature, we monitor the trading prices of alternative cryptocurrencies on a constant basis, and adjust the mining ratios of different types of cryptocurrencies on a daily basis to maximize the overall rate of return. However, in the event that the prices of cryptocurrencies our subsidiaries mine decrease, we may not be able to achieve the optimal rate of return or any return at all, and our financial position and results of operations may suffer as a result.

We may face several risks due to disruptions in the crypto asset markets, including but not limited to, financing risk, risk of increased losses or impairments in our investments or other assets, loss of customer demand, risks of legal proceedings and government investigations, and risks from price declines or price volatility of crypto assets.

In the second half of 2022 and beginning of 2023, some well-known crypto asset market participants, including digital asset lenders Celsius Network LLC (“Celsius”), Voyager Digital Ltd. (“Voyager”), Three Arrows Capital (“Three Arrows”) and Genesis Global Holdco, LLC (“Genesis”) declared bankruptcy, resulting in a loss of confidence in participants of the digital asset ecosystem and negative publicity surrounding digital assets more broadly. In November 2022, FTX, the third largest digital asset exchange by volume at the time, halted customer withdrawals and shortly thereafter, FTX and its subsidiaries filed for bankruptcy.

In response to these events, the digital asset markets experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets. If the liquidity of the digital assets markets is negatively impacted by events of this nature, digital asset prices (including the price of cryptocurrencies we mine) might experience significant volatility and confidence in the digital asset markets may be undermined.

Our financial position and results of operations were impacted by the bankruptcy of FTX. For details, see “Business — Impact of FTX’s Bankruptcy and Other Market Events.” Any failure or insolvency of other large exchanges may cause the price of crypto assets to fall and decrease confidence in the ecosystem, which could adversely affect an investment in us. Such market volatility has had a material and adverse effect on our results of operations and financial condition and we expect our results of operations to continue to be affected by the price of crypto assets, particularly the prices of those types of cryptocurrencies we mine. If we do not continue adjusting our short-term strategy to optimize our operating efficiency in the current dynamic market conditions, such market conditions could have a further negative result on our business, prospects or operations.

To date, we have financed our operations primarily through cash generated by our business activities. However, to the extent that we require external financing in support of our operations in the future, investor concerns over our business or the crypto asset markets in general could make it difficult for us to obtain adequate financing, at terms favorable to us or at all, and we may be compelled to finance with higher interest rates or costs, tighter financial and operating covenants, or stricter limitations on access to credit and liquidity sources. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses or result in breaches of our contractual obligations, either of which could have material adverse impacts on our operations and liquidity.

We also generate revenue from offering mining pool services since September 2023 through the mining pools operated by our subsidiaries, and currently support the mining of KAS. As of December 31, 2023, the mineable assets at our mining pools included KAS and IRON. As of December 31, 2024, the mineable assets at our mining pools included five types of cryptocurrencies, namely KAS, RXD, SDR, ALPH, and BGA. For details, see “Business — Mining Pools.” Any perceived or actual lack of stability in the digital asset markets and the closure or temporary shutdown of digital asset exchanges due to business failure, hackers or malware, government-mandated regulation, or fraud, may reduce participants’ confidence in digital asset markets and result in greater volatility in the markets and values of cryptocurrencies. These events could result in a loss of customer demand for any products and/or services we may offer through our subsidiaries in the future.

From time to time, we become subject to legal proceedings or government investigations in the United States or in other jurisdictions, in the ordinary course of our business. See “Business — Legal Proceedings.” The nature and complexity of our business could make us susceptible to various claims, both in legal proceedings and government investigations, due to the heightened regulatory scrutiny following disruptions in the crypto asset markets. Since cryptocurrency mining, and the digital asset industry in general, is a relatively new business sector involving higher financial risks, it is more likely subject to government investigation and regulatory determination. Any claims, regulatory proceedings or litigation that could arise in the course of our business could have a material adverse effect on our business, prospects or operations.

Additionally, we cannot assure you that the price of cryptocurrencies will not decline substantially in the future or will remain high enough for our operations to continue being profitable. Fluctuations in the price of cryptocurrencies have had in the past and are expected to continue materially affecting our business, financial position, and results of operations, and may adversely affect the trading price and market value of our Class A ordinary shares after this offering.

We are subject to regulatory risks with regard to mining, holding, using, or transferring cryptocurrencies, which could negatively affect our business, results of operations and financial position.

Our business is subject to governmental supervision and regulation across multiple jurisdictions. These governmental authorities are likely to continue enhancing their oversight of the cryptocurrency industry by issuing new laws, rules and regulations or modifying existing ones. enforcement of existing laws, rules and regulations. Cryptocurrencies have in the past been, and may in the future, be used by market participants for black market transactions, to conduct fraud, money laundering, terrorism-funding, tax evasion, economic sanction evasion or other illegal activities. We cannot assure you that we will successfully detect all money laundering or other illegal activities which may adversely affect our reputation, business, financial condition and results of operations.

There is also no assurance that existing or future regulations on mining, holding, using, or transferring of cryptocurrencies would not result in an adverse effect on our business operations and results of operations. As cryptocurrency mining employs sophisticated and high energy-consuming computing devices, future developments in the regulation of energy consumption, including possible restrictions on energy usage in jurisdictions where our subsidiaries conduct mining activities, may affect our business operations. For instance, on September 24, 2021, ten PRC government authorities, including the People’s Bank of China, jointly issued the Notice on Further Preventing and Resolving the Risks of Virtual Currency Trading and Speculation (the “Notice”). The Notice reinforced the concept that cryptocurrency is illegal and provides that all related services, such as offering trades, exchanging between legal tender and cryptocurrency or between different cryptocurrencies, or providing information, intermediary and pricing services for cryptocurrency transactions, are all deemed illegal financial activities. As of the date of this prospectus, we have not engaged in any activities or transactions prohibited by the Notice. Nevertheless, if the PRC government adopts further laws and regulations prohibiting or restricting business activities involving cryptocurrency mining in the future, our business operations, financial condition and results of operations may be materially and adversely affected.

We are subject to regulatory risks with respect to the international shipping of our mining machines, including those associated with investigations by U.S. Customs and Border Protection and the Federal Communications Commission, which could result in disruptions to our operations, penalties, financial losses, or reputational damage.

In December 2024, eight shipments of ICERIVER mining machines, comprised of 2,412 units with a combined value of approximately US$8,016,268, were detained by U.S. Customs for investigation, initially referencing potential violations of certain FCC regulations. During the investigation, four initial shipments were returned to us by U.S. Customs on the condition that they were to be re-exported. Those machines were shipped back to Malaysia in early 2025. The re-export back to Malaysia ended the U.S. Customs investigation with respect to the four re-exported shipments.

Subsequently, upon completion of a thorough U.S. Customs review and coordination with FCC officials, U.S. Customs found that ICERIVER mining machines do not violate FCC regulations and therefore returned the remaining property consisting of 828 ICERIVER mining machines, collectively valued at approximately US$5,594,332, to us for import into the U.S., as we had originally requested. As of April 2025, the machines were deployed for self-mining at the hosting facility site in Texas. Therefore, U.S. Customs actions against us ended without monetary penalty. See also “Business — Legal Proceedings.”

The detention of these shipments has caused delays in deploying the affected machines and has negatively impacted our self-mining business operations. Any future regulatory compliance risks in connection with the international shipping of our mining machines, including those related to FCC standards and U.S. Customs inspections, may pose challenges to our operations. Any failure to address these risks promptly and effectively could have a material adverse effect on our business, financial condition, and results of operations.

Erosion or loss of user confidence in cryptocurrencies could adversely impact our business, results of operations and financial condition.

Cryptocurrencies are open source and not related to or backed by any sovereign or business entities and are usually not anchored to or pegged to any standard currency, commodity, or rate. The value of cryptocurrencies is greatly dependent on user confidence. Diverging beliefs in the concept of decentralization and negative publicity of cryptocurrencies may erode user confidence in cryptocurrencies and significantly reduce the market prices of cryptocurrencies.

Additionally, the confirmation process and trust in the cryptocurrency network could also be undermined by any centralization of such cryptocurrency. A key reason that cryptocurrencies have attracted many new and committed users in a short period of time is its decentralized nature, or the lack of control by a central authority. Individuals, companies or groups that control vast amounts of computing power of any given cryptocurrency can affect the market price of such cryptocurrency. Moreover, if a malicious actor obtains control of 50% of the aggregate hash rate active on a cryptocurrency’s network, it could prevent new transactions from being confirmed, turn off hashing power as a coercive tactic and possibly reverse transactions that were previously completed, despite the intended decentralized structure. Such concerns or skepticism about the decentralized nature of cryptocurrencies may cause current participants to lose confidence in the cryptocurrency industry. This in turn could adversely affect our business and results of operations as we derive a substantial majority of our revenue from mining cryptocurrencies and selling those we mine.

Producing new mining machines and obtaining components for such production has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

The success and profitability of the mining operations conducted by our subsidiaries depends largely on the costs, including costs of mining machines and electricity, associated with our subsidiaries’ mining activities. We can be profitable only if such costs are lower than the prices of the cryptocurrencies our subsidiaries mine when they sell such cryptocurrencies.

Although the adoption of certain measures, including our subsidiaries’ proprietary mining machine management software, which permits our subsidiaries to turn each mining machine on or off and monitor certain crucial data of these machines in real time, and the equipping of our subsidiaries’ mining machines with high-efficiency cooling systems, which can dissipate heat efficiently and may help maintain the normal functions of our subsidiaries’ mining machines for a longer period of time, all of the mining machines deployed by our subsidiaries will degrade due to ordinary wear and tear from usage. Based on historical data, we estimate that our subsidiaries’ mining machines can function normally for an average of three years. Additionally, all of these machines will eventually become obsolete. Our subsidiaries’ mining machines may also face malfunctions due to unforeseen factors. Over time, our subsidiaries will replace mining machines which are no longer functional with new mining machines our subsidiaries manufacture. Additionally, as technology evolves, our subsidiaries are required to continue investing in developing newer models of mining machines to remain competitive in the market. This replacement process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on our ability to develop new mining machines with greater processing power and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement mining machines at scale, we may be unable to remain competitive in our highly competitive and evolving industry. If this happens, we may not be able to mine cryptocurrencies through our subsidiaries as efficiently or in similar amounts as our competitors and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

We depend on a few customers for a significant portion of our revenues and the loss of any such customers could adversely affect our business, financial condition, results of operations and cash flows.

Since April 2023, through our subsidiaries, we have sold our self-designed mining machines to third party customers. For the fiscal year ended December 31, 2023, we generated a total of approximately $219.78 million in revenue from selling mining machines, representing approximately 85.43% of our total revenue for that fiscal year. Two customers’ purchases each contributed more than 10% of our aggregate revenue for the fiscal year ended December 31, 2023, representing approximately 17.38% and 13.3% of our aggregate revenue, respectively. The largest customer is based in Vietnam, and the second largest customer is based in Hong Kong. For the fiscal year ended December 31, 2024, we generated a total of approximately $192.16 million in revenue from selling mining machines, representing approximately 63.57% of our total revenue of that fiscal year. For the fiscal year ended December 31, 2024, no customer contributed more than 10% of our total revenue.

Any fluctuation or decline in business with our major customers could have an adverse impact on our business, financial condition and results of operations. Our dependence on a small number of major customers may expose us to additional risks. For instance, a slowdown, delay or reduction in a customer’s orders could result in excess inventories or unexpected fluctuations in our operating results and liquidity. Our major customers may have significant purchasing leverage over us to require changes in sales terms including pricing, payment terms and product delivery schedules, which could adversely affect our business, financial condition, results of operations and cash flows. If one of our major customers delays payment or is unable to make payments, that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our subsidiaries source a substantial portion of the components for their mining machines from a major supplier and, historically, have depended on one manufacturer for their miners, making them vulnerable to supply disruption and price fluctuation.

In 2024, our subsidiaries source components, including chips, PCBs, other electronic components, and structure components, from external suppliers. For the fiscal year ended December 31, 2023, one supplier contributed over 10% of our total purchases during the period, representing approximately 22.32% of our total purchases. For the fiscal year ended December 31, 2024, one supplier contributed over 10% of our total purchases during the period, representing approximately 61.5% of our total purchases. Even though we believe our subsidiaries will be able to locate suppliers who will be able to deliver quality components at reasonable costs should the business relationship with the major supplier terminates, in the event that they are unsuccessful or experience delays in finding a suitable alternative supplier, it could result in component delivery problems and delays and reduced control over the pricing and quality of those components our subsidiaries source. Though in some cases, we may prefer to have multiple sources to procure certain key items used in our operations, in some cases it is not practical or feasible to do so, particularly in our industry.

If our subsidiaries lose one or more of the large suppliers, our subsidiaries may suffer a disruption in the supply of components if they are unable to acquire them from an alternate supplier on a timely basis on reasonable commercial terms or at all for any reason. Any supply disruption, including delay in delivery by our suppliers, increased demand in their products causing them to delay production or delivery to our subsidiaries, or the bankruptcy or shutdown of these suppliers, could prevent our subsidiaries from competing with other cryptocurrency mining companies, or could force our subsidiaries to purchase supplies from parties other than those with which our subsidiaries presently have business relationships, which may charge our subsidiaries more, and all of which may materially and adversely affect our business and results of operations. Furthermore, as we do not maintain an inventory of machines for our machine selling business, and only place orders with third-party production partners after an order is received, any supply disruption could also lead to a delay in delivery or potentially a breach of our sales agreements with customers, which could lead to loss of customers, substantial litigation, and material damage to our brand and reputation. See also “Business — Sale of Mining Machines.”

Additionally, we rely on four partner manufacturers located in Malaysia and China to assemble our mining machines. If our business relationship with either partner manufacturer were to terminate or deteriorate, whether due to contractual disputes, operational disruptions, regulatory restrictions, geopolitical tensions, or other unforeseen events, we may face significant difficulties in securing alternative partner manufacturers that can match the same standards of quality, production speed, and cost-efficiency. Any inability to replace these manufacturers in a timely manner, or at all, could result in production delays, increased production costs, lower product quality, and an inability to meet customer demand, all of which could materially and adversely affect our business, financial condition, and results of operations.

We rely on a steady and inexpensive power supply for operating mining farms and running mining machines. Failure to access large quantities of power at reasonable costs could significantly increase our expense related to certain businesses and adversely affect our business and results of operations.

Cryptocurrency mining consumes a significant amount of energy to process the computations and cool down the mining hardware. Therefore, a steady and inexpensive power supply is critical to cryptocurrency mining. To lower mining costs, our subsidiaries currently operate their mining machines in Nebraska and Ohio in the U.S., where energy is less expensive. There can be no assurance that our operations will not be affected by power shortages or increase in energy prices in the future. In particular, the power supply could be disrupted by natural disasters, such as floods, mudslides and earthquakes, or other similar events beyond our control. Power shortages, power outages or increased power prices could negatively impact the normal operation of our mining farms and reduce the expected economic returns from our mining operations. Under such circumstances, our business, results of operations and financial condition could be materially and adversely affected.

Shortages in, or rises in the prices of, the components for our subsidiaries’ mining machines may adversely affect our business, financial condition, and results of operations.

Given the long production period to manufacture, assemble, and deliver certain components, problems could arise in the production process that could seriously interrupt our operations, including the possibility of defective parts, an increase in input costs, delays in delivery schedules, and shortages of machine components. The components our subsidiaries use for the production of mining machines used for operations and to be sold include chips, PCBs, other electronic components, and structure components. The production of mining machines depends on obtaining adequate supplies of these machine components on a timely basis and at competitive prices. Our subsidiaries do not maintain inventories of these components, and rather, our subsidiaries purchase such components on an as-needed basis from various third-party suppliers that satisfy our quality standards and meet our production requirements.

Shortages of machine components could result in reduced production and delays in production, as well as increases in production costs, which may negatively affect our subsidiaries’ abilities to conduct their mining operations according to their plans or to timely fulfill customer orders or at all. Machine components shortages may also increase our costs of operations because we may be required to pay higher prices for these machine components in short supply, or redesign or reconfigure products to accommodate for substitute components. As a result, our subsidiaries’ business and our results of operations could be materially and adversely affected.

The quality of our subsidiaries’ mining machines relies on third-party production partners that we maintain business relationships with. Any failure by such third-party production partners to manufacture mining machines with high quality could materially and adversely affect our business, financial condition and results of operations.

Our subsidiaries rely on third-party production partners to manufacture mining machines for them and conduct quality control testing and, as such, the quality of our subsidiaries’ mining machines and our business operations may be affected by actions taken by the third-party production partners that are outside of our control. Despite the measures our subsidiaries have taken to ensure the quality of mining machines, to the extent that any of the production partners is unable to maintain its production facilities’ efficiency or deliver quality mining machines in a timely manner, we may not be able to carry out our mining operations as planned and our business, financial condition, and results of operations may be materially and adversely affected. While we have not experienced such incidents in the fiscal years ended December 31, 2023 and 2024, we cannot assure you that they will not occur in the future. If we are unable to effectively address these risks, our business operations and financial performance may be materially and adversely affected.

Our subsidiaries rely upon a single chip foundry for the manufacturing of our proprietary ASIC chips. Any failure by us to procure a sufficient number of chips from this chip foundry or shift to another chip foundry may adversely affect our business operations.

Even though we developed our proprietary ASIC chips through our subsidiaries’ in-house research and development team, the production of the ASIC chips is completed by a single third-party chip foundry. It is important for us to maintain a stable relationship with this chip foundry to ensure an adequate supply of ASIC chips, both to satisfy the needs for our subsidiaries’ daily operations and to meet customer demand for mining machines.

We cannot guarantee that this chip foundry will be able to meet our manufacturing requirements at all times. If it is unable to provide quality ASIC chips to our subsidiaries in a consistent manner, the quality of our subsidiaries’ mining machines can suffer, and our subsidiaries’ mining operations, their relationships with customers, and our reputation may be materially and adversely affected. If the chip foundry raises its prices or is unable to provide our subsidiaries the requested products for any reason, or if our business relationship with this chip foundry deteriorates, we may not be able to obtain the required ASIC chips and would have to seek alternatives, which may not be available immediately on commercially reasonable terms, or at all. In such event, our business and results of operations may be materially and adversely affected.

Our subsidiaries do not maintain long-term contracts with most of their suppliers. If our subsidiaries are unable to source from their current suppliers and unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase and our business and results of operations may be materially and adversely affected.

We source the components for mining machines from third party suppliers. Our subsidiaries do not maintain long-term contracts with most of their suppliers. In 2024, our subsidiaries had a total of 124 suppliers, for sourcing the components required for producing the machines both used in our own operations and to be sold to customers. We intend to rely upon our subsidiaries exclusively for the sourcing of machine components in the future. If our subsidiaries lose any of these major suppliers and are unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase, and our production process may be delayed or suspended. In such event, our business and results of operations may be materially and adversely affected.

Our subsidiaries’ mining operations, including the mining farms and hosting facilities in which our subsidiaries’ mining machines are operated, may experience damages, and any resulting damages are not covered by insurance.

Our subsidiaries’ current mining operations are, and any future mining operations our subsidiaries establish, will be, subject to a variety of risks relating to such mining operations’ physical condition, including, but not limited to:

•        the presence of construction or repair defects or other structural or building damage;

•        any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•        any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

•        claims by employees and others for injuries sustained at our properties, including as a result of exposure to high voltage operations, extreme temperature conditions in the mining farms and hosting facilities where our subsidiaries’ mining machines are located, and exposure to on-site contaminants and pollutants.

For example, the mining farms and hosting facilities where our subsidiaries’ mining machines are located could be rendered temporarily or permanently inoperable as a result of a fire or other natural disaster or by a terrorist or other attack on such mining farms and hosting facilities. The security and other measures our subsidiaries take to protect against these risks may not be sufficient. Additionally, the mining farms and hosting facilities where our subsidiaries’ mining machines are located could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Our subsidiaries currently do not maintain any commercial insurance and, as such, they may suffer substantial losses as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining farms and hosting facilities where our subsidiaries’ mining machines are located, our subsidiaries may not be able to remediate that loss in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mining farms and hosting facilities.

We face risks related to disputes with hosting service providers, which could result in operational disruptions, financial losses, and adverse effects on our business.

On June 14, 2024, through Bgin Infrastructure US, we entered into a Hosting Services Agreement with a hosting service provider, Krypton Technologies, LLC (“Krypton”). Krypton terminated the Hosting Services Agreement on December 20, 2024. As of the date of termination, pursuant to the Hosting Services Agreement, Bgin Infrastructure US understood that Krypton was in possession of 5,325 mining machines owned by Bgin Infrastructure US. Subsequently, on December 30, 2024, Krypton sent a demand letter, offering to reinstate the Hosting Services Agreement, provided that Bgin Infrastructure US remit outstanding balance in the amount of US$28,595.63 and additional security deposit equal to one month’s costs of power usage by December 31, 2024. In response, on December 31, 2024, Bgin Infrastructure US provided a written notice to Krypton through email, agreeing to terminate the Hosting Services Agreement as of December 20, 2024, citing Krypton’s breach of the agreement due to ongoing performance issues, including Krypton’s failure to operate the mining machines at hash rates required by the Hosting Services Agreement. Accordingly, in its written notice dated December 31, 2024, the Company formally requested that Krypton return all of its mining machines in accordance with the contractual terms.

As of December 31, 2024, Krypton was contractually obligated to return the mining machines to Bgin. Bgin Infrastructure US and Krypton dispute whether each other has complied with the Hosting Services Agreement. Both companies have threatened legal action against the other for alleged breaches of contract, among other potential claims.

On February 12, 2025, Bgin Infrastructure US learned that Krypton’s landlord, Mawson Hosting, LLC (“Mawson”), had taken control of the mining machines as of January 1, 2025 and has been operating the mining machines for its benefit without authorization from Bgin Infrastructure US in the time since then.

On March 31, 2025, Bgin Infrastructure US and Bgin Mining filed a complaint against Mawson in Beaver County, Pennsylvania, seeking to recover the mining machines as well as damages caused by Mawson. Bgin Infrastructure US and Bgin Mining also included as a defendant the entity who they understood to own the property, on which Mawson was maintaining the mining machines without authorization.

On June 2, 2025, Mawson filed a third-party complaint against Krypton, alleging claims against Krypton arising from a Service Framework Agreement between Krypton and Mawson. On August 21, 2025, Bgin Infrastructure US and Bgin Mining and Mawson agreed to resolve their dispute by way of a confidential settlement agreement. As part of the settlement, Mawson has returned all of the mining machines to Bgin Infrastructure US. The parties to the litigation are in the process of finalizing the settlement agreement and terminating the litigation. See also “Business — Legal Proceedings.”

As of the date of this prospectus, out of the total 73,608 machines that we own, 5,281, or approximately 7.17%, are located at mining facilities managed by third parties. We are subject to substantial risks associated with our reliance on third-party hosting service providers, including the potential for operational disruptions, disagreements with such service providers, and delays in retrieving our assets in the event of contractual disputes. If similar disputes occur with other hosting providers, our ability to operate our mining machines efficiently may be further compromised, negatively impacting our business, financial condition, and results of operations.

The proper functioning of our subsidiaries’ technology infrastructure is essential to our subsidiaries’ business, and any failure to maintain the satisfactory performance, security and integrity of our subsidiaries’ technology infrastructure would materially and adversely impair our subsidiaries’ ability to conduct business operations and affect our financial condition and results of operations.

The proper functioning of our subsidiaries’ technology infrastructure is essential to the conduct of our subsidiaries’ business. For instance, the functioning of our subsidiaries’ mining network is potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events. Additionally, our subsidiaries may encounter problems when upgrading their systems and undetected programming errors could adversely affect the performance of the technologies used by our subsidiaries. If the normal functioning of such technologies experience frequent or persistent disruptions, our business operations may be interrupted, which may result in a material adverse impact on our business, financial condition and results of operations.

Our subsidiaries may fail to anticipate or adapt to technological innovations in a timely manner, or at all.

The cryptocurrency market is undergoing rapid technological innovations. Failure to anticipate or adapt to such innovations in a timely manner, or at all, may result in our subsidiaries’ mining machines becoming obsolete at sudden and unpredictable intervals. To maintain our competitiveness, through our subsidiaries, we have actively invested in research and development. Through our subsidiaries, we have developed thirteen new models of mining machines under the series “KS”, three models under series “AL”, one model under series “RX”, and one model under series “AE”, with each series designed for mining KAS coins, ALPH coins, RXD coins, and ALEO coins, respectively. We are currently in the process of developing two new series of machines, (i) “BL1” mining machines, dedicated to the mining of Dogecoin, which are expected to be launched in the first half of 2026, and (ii) “BT1” series machines, dedicated to the mining of Bitcoin, which are expected to be launched by the first calendar quarter of 2026, and as of the date of this prospectus, we have entered a tape-out phase, the critical milestone in the development process as we have completed the design and simulation verification of the BT1 model. Tape-out represents a key stage in the overall ASIC chip development process, as it marks the pivotal step in transition from design to physical production. See “Business — Research and Development.” The process of research and development is inherently complex and involves significant uncertainties. There are a number of risks involved in the process, including failure to translate development plans into commercially feasible mining machines, lack of adequate funding and resources necessary for continuous investments in research and development, or chances that our subsidiaries’ mining machines may become obsolete due to rapid advancements in technology, especially new product launches and changes in consumer preferences, and lack of protection of our subsidiaries’ newly developed technologies as proprietary intellectual property rights. If our subsidiaries are not able to develop and deploy mining machines that are able to profitably mine cryptocurrencies, we may not be able to compete effectively in the market through our subsidiaries and our business and results of operations could be materially and adversely affected.

Any delays in the timely completion of the construction of our subsidiaries’ mining farms and commencement of their commercial operations could negatively affect our business operations.

We operate two mining farms through our subsidiaries in Nebraska, generating power consumption of approximately 22MW. As of the date of this prospectus, we have a portion of our mining machines hosted by a third-party hosting service provider in the State of Ohio. As we grow our business, we may construct additional mining farms from time to time. Specifically, within the next two years, we plan to establish a mining farm network with an aggregate power capacity of approximately 500MW, through constructing, leasing or acquiring additional farms. We cannot give assurances that these plans will be completed as scheduled, without cost overrun or at all. Even if the construction of a mining farm is completed on a timely basis, we cannot give assurances that the full commercial operations will begin as we expected. In addition, we may not be able to attract a sufficient number of skilled workers to meet the needs of these mining farms. If our subsidiaries experience delays in construction, leasing, acquisition of mining farms or delays in the commencement of full commercial operations, supply chain disruptions, increased costs of component parts, increased costs or lack of skilled labor, or if other unforeseen events occur, our business, financial condition and results of operations could be adversely impacted. Operating results could also be unfavorably impacted by start-up costs until production at a new mining farm achieves scale. Cost overruns associated with constructing, acquiring or leasing mining farms could require us to raise additional funds.

We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our subsidiaries’ operations and properties are subject to laws and regulations governing occupational health and safety, and a variety of environmental protection requirements in the countries and municipalities in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed of or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Our subsidiaries’ mining business is subject to local government regulation.

We and our subsidiaries are subject to extensive and varied government regulations, including those relating to public health, safety and zoning codes. Our subsidiaries operate in accordance with standards and procedures designed to comply with applicable codes and regulations. However, any failure to obtain or retain any required permits and/or licenses could adversely affect our subsidiaries’ operations. Although our subsidiaries have not experienced, and do not anticipate experiencing any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent our subsidiaries from mining at their current mining farms or hosting facilities or further expanding their operations.

Some of our subsidiaries conducted business in certain states without first obtaining certificates of authority. These entities may face adverse consequences for their business activities conducted prior to obtaining such certificates.

As of the date of this prospectus, our mining farm operations in the U.S. are conducted in the State of Nebraska, mainly through our subsidiaries, (i) Bgin HK, a company formed in Hong Kong, (ii) Bgin Management and Bgin Infrastructure US, companies formed in the State of Delaware, and (iii) Bgin Mining, a company formed in the State of Nebraska. Through Bgin Infrastructure US, we also have a portion of our mining machines hosted by a third-party hosting service provider in the State of Ohio. From October 2022 to April 2023, through Bgin HK, we also conducted operations in the State of West Virginia. From August 2024 to December 2024, through Bgin Infrastructure US, we conducted operations in the State of Pennsylvania and from October 2024 to January 2025 in the State of North Dakota.

As of October 2024, Bgin Infrastructure US has begun conducting business in the State of Massachusetts, not in the form of mining farm operations, but as the employer of a Massachusetts based staff member. As of January 2025, Bgin Management has begun conducting business in the State of Arizona, not in the form of mining farm operations, but as the employer of an Arizona based staff members. In addition, as of August 2025, Bgin Management has begun conducting business in the State of California, not in the form of mining farm operations, but as the employer of a California based staff member.

Furthermore, in July 2025 we incorporated a new subsidiary, Bgin Construction, in the State of Delaware. Bgin Construction obtained a certificate of authority to conduct business in the State of Nebraska in August 2025.

Bgin Infrastructure US obtained a certificate of authority to conduct business in the State of Nebraska in June 2022. Also, Bgin Infrastructure US obtained certificates of authority to conduct business in the State of Texas in December 2024, and in the States of Iowa, Ohio, Pennsylvania, West Virginia, Massachusetts and North Dakota in January 2025.

Bgin Management obtained certificates of authority to conduct business in the States of Nebraska and West Virginia in August 2022 and December 8, 2022, respectively, and Bgin HK obtained certificates of authority to conduct business in the States of Nebraska and West Virginia in February 2023. Also, Bgin Management obtained certificates of authority to conduct business in the State of Texas in December 2024, in the States of Iowa, North Dakota and Ohio in January 2025, as well as in the States of Arizona and California in August 2025.

We may face adverse consequences for any business activities conducted by these entities prior to obtaining certificates of authority. For example, a company may be liable for a civil penalty of up to $10,000 each year it transacts business in Nebraska without a certificate of authority, and a company may be liable for all taxes and fees for the period it has transacted business in the State of West Virginia without a certificate of authority in an amount equal to all taxes and fees which would have been imposed had the certificate been duly obtained, plus all penalties for failure to pay such taxes and fees.

The cryptocurrencies stored by our subsidiaries may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

There is a risk that some or all of our subsidiaries’ cryptocurrencies could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as “wallets” by holders of cryptocurrencies which may be accessed to exchange a holder’s cryptocurrencies. Access to our subsidiaries’ cryptocurrencies could also be restricted or otherwise compromised by cybercrime (such as a denial-of-service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access as compared to wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage or cold wallets refers to any cryptocurrency wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions. We store our cryptocurrency holdings on both hot wallets and cold wallets. As of the date of this prospectus, 14.81% of our crypto assets are stored in hot wallets maintained with crypto exchanges and the remaining 85.19% of the crypto assets are stored in self-custodied cold wallets.

Hackers or malicious actors may launch attacks to steal, compromise or gain access to our cryptocurrency assets, such as by attacking the cryptocurrency network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. We may be in control and possession of one of the more substantial holdings of cryptocurrency. As we increase in size, we may become a more appealing target for hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect our operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access one or more of our digital wallets may be irreversible and we may be denied access for all time to our cryptocurrency holdings associated with that wallet. While we would be able to set up a new wallet to hold cryptocurrencies mined in the future, such a loss in holdings could adversely affect our investments and assets.

In addition, as with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found in various cryptocurrency codes, including those that disabled some functionality for users and exposed their information. Exploitations of flaws in the source code that allow malicious actors to take or create cryptocurrency have previously occurred. Despite our efforts and processes to prevent such defects and breaches, our subsidiaries’ devices, as well as their mining machines, computer systems and those of third parties that they use in operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our mining machines and computer systems or those of third parties that our subsidiaries use in their operations. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies our subsidiaries mine or otherwise acquire or hold for their own account now or in the future.

Moreover, our subsidiaries’ cryptocurrencies may be access restricted based on the inaccessibility or compromise of digital wallets. Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. We will publish the public key relating to digital wallets in use when we verify the receipt of transfers and disseminate such information into the network, but we will need to safeguard the private keys relating to such digital wallets. As part of our custody policies, we store cryptocurrencies in our self-custodied cold wallets located in Hong Kong. Each wallet is assigned to and safeguarded by one of three authorized individuals, each of whom holds the private keys to their respective wallet. Only the individual with cold wallet access has the authority to release proceeds from our self-custodied cold wallets. This practice may present significant risks in the event that the private keys are lost. See also “Prospectus Summary — Our Crypto Asset Custody Policies and Procedures.” To the extent such private keys are lost, destroyed or otherwise compromised, we will be unable to access our subsidiaries’ cryptocurrencies and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store our cryptocurrencies could have a material adverse effect on our ability to operate our business or to pursue our new strategy at all, which could have a material adverse effect on our existing and prospective business, operations, or the value of any cryptocurrencies our subsidiaries mine or otherwise acquire or hold.

We evaluate custody risk and have established processes to manage wallets that are associated with the holdings of our subsidiaries’ cryptocurrencies. There can be no assurances that any processes we have adopted or will adopt in the future are or will be secure or effective, and we would suffer significant and immediate adverse effects if we suffered a loss of our subsidiaries’ cryptocurrencies due to an adverse software or cybersecurity event.

We periodically evaluate third-party custodial wallet alternatives, but there can be no assurance we will utilize such services or any other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those presently employed by our subsidiaries. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

We operate mining pools. Any cyber-attacks or other occurrences that negatively impact the operations of the mining pools may result in a materially negative impact on our business, financial position, and results of operations.

Through our subsidiaries, we launched mining pool services in September 2023, which currently support the mining of KAS. Should the operating system of our mining pools suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact the ability of our mining pools to function normally and the ability of mining pool participants to mine and receive revenue. Furthermore, as a mining pool operator, we are responsible for maintaining the accuracy of record keeping to accurately record the total processing power provided to the pools for a given cryptocurrency mining application in order to assess the proportion of that total processing power each participant provides. In the event that our record keeping function is inaccurate and we pay out incorrect amounts of reward to pool participants, we may be required to compensate pool participants for the difference in reward, and experience reputational damage, all of which could have an adverse effect on our business and operations and make our mining pools less attractive to miners.

In addition, as a common practice in the industry, we intend to temporarily hold the mining rewards of the pools in designated hot wallets until they are distributed to mining pool participants. During this time, cryptocurrencies held by us may be subject to risk of loss due to theft or loss of private keys, among other things, and distributions of such cryptocurrencies from us to other wallets may be intercepted by malicious actors. If we experience a cyberattack, software malfunction or other similar issue, or discover a shortfall in the cryptocurrencies held by the pool, we may be subject to complaints, litigations, compensation requirements and reputational damage, and our business, financial condition, and results of operations may be materially and adversely suffered as a result.

Our success in selling mining machines depends largely on external factors in the crypto mining industry.

Customers who purchase our subsidiaries’ self-designed mining machines are crypto asset miners. The crypto mining industry is subject to various risks which could adversely affect customers’ ability to continue to operate their businesses, including, but not limited to:

•        ongoing and future government or regulatory actions that could effectively prevent the mining operations of the customers of our subsidiaries, with little to no access to policymakers and lobbying organizations in many jurisdictions;

•        any newly enacted laws and regulations that determine crypto assets’ status as a “security,” a “commodity” or a “financial instrument” in any relevant jurisdiction which may subject our subsidiaries’ customers to regulatory scrutiny, investigations, fines, and other penalties;

•        banks or financial institutions may close the accounts of businesses engaging in crypto asset related activities as a result of compliance risk, cost of service, government regulation or public pressure;

•        use of crypto assets in the retail and commercial marketplace is limited;

•        extreme volatility in the market price of crypto assets that may harm the financial resources of our subsidiaries’ customers or cause them to reduce or cease mining operations;

•        use of a ledger-based platform may not necessarily benefit from viable trading markets or the rigors of listing requirements for securities creating higher potential risk for fraud or the manipulation of the ledger due to a control event when a party gains disproportionate control over the ledger or the platform;

•        concentrated ownership, large sales of crypto assets, or distributions or redemptions by vehicles invested in crypto assets could have an adverse effect on the demand or, and market price of, such crypto asset;

•        our subsidiaries’ customers could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto, rapidly changing technology or methods of, rules of, or access to, ledger-based platforms;

•        the number of crypto assets awarded for solving a block in a blockchain could decrease which may adversely affect the incentive of our subsidiaries’ customers to expend processing power to solve blocks and/or continue mining and our subsidiaries’ customers may not have access to resources to invest in increasing processing power when necessary in order to in order to maintain the continuing revenue production of their mining operations;

•        our subsidiaries’ customers may face third parties’ intellectual property claims or claims relating to the holding and transfer of crypto assets and their source code, which, regardless of the merit of any such action, could reduce confidence in some or all crypto asset networks’ long-term viability or the ability of end-users to hold and transfer crypto assets;

•        contributors to the open-source structure of the crypto asset network protocols are generally not directly compensated for their contributions in maintaining and developing the protocol and may lack incentive to properly monitor and upgrade the protocols;

•        a disruption of the Internet on which the business of mining crypto assets is dependent;

•        decentralized nature of the governance of crypto asset systems, generally by voluntary consensus and open competition with no clear leadership structure or authority, may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles; and

•        security breaches, hacking, or other malicious activities or loss of private keys relating to, or hack or other compromise of, digital wallets used to store crypto assets could adversely affect the ability of our subsidiaries’ customers to access or sell their crypto assets or effectively utilize impacted platforms.

Even if our subsidiaries are able to diversify their customer base, negative impacts to the crypto mining industry in general may negatively affect our business, financial condition, operating results, liquidity and prospects.

Changes in market conditions, including the competitive environment, may restrict our ability to price our mining machines and our services at our desired margins or sell our mining machines.

We set prices for our mining machines and services taking into consideration the market price of cryptocurrencies, price of comparable products or services of our competitors, the expected economic return of cryptocurrency mining, product and service types and demand for our mining machines and services, Additionally, we review and adjust the pricing of our mining machines and services on a periodic basis. We cannot assure you that we will be able to maintain our pricing ability, and our gross profit margin may be driven down by market conditions and/or other factors. In the event that we face higher pricing pressure due to intensified competition from other manufacturers, or if we otherwise lose pricing ability due to weaker demand for our mining machines or services, we may need to cut our prices and lower profit margins. Moreover, we may not be able to accurately estimate our costs or pass on all or part of any increase in our costs of operations to our customers, including the costs of machine components. Our competitors may offer mining machines that our customers may find more appealing for any number of reasons and we may not be able to sell our mining machines at all or in very limited quantities, which may result in excess inventory that may need to be written down as a reflection of reduced demand. In the event any of the above events occurs, our business operations, financial position and results of operations could be materially and adversely affected.

If we fail to maintain an effective quality control system, our business could be materially and adversely affected.

We believe that quality is essential to the success of our products, and we place emphasis on product quality. We adhere to stringent quality control measures in order to meet our customers’ requirements and expectations for the quality and safety of our products, as well as to ensure the efficiency and safety of our own mining machines. See “Business — Mining Machines — Quality Control.” Failure to maintain an effective quality control system to meet our quality control standards may result in a decrease in demand for our products or cancellation or loss of purchase orders from customers. Moreover, our reputation could be impaired. As a result, our business and results of operations could be materially and adversely affected.

Product defects resulting in a large-scale product recall or product liability claims against us could materially and adversely affect our business, results of operations and reputation.

Despite the quality control measures we have in place, we cannot assure you that all products produced by us are free of defects. Consequently, any product defects identified by our customers or end users might erode our reputation and negatively affect our customer relationships and future business. Product defects may also result in product returns and large-scale product recalls or product liability claims against us for substantial damages. Such claims, even if unsuccessful, would likely be time-consuming and costly to defend and could divert significant resources and management attention. As a result, our business, results of operations and reputation could be materially and adversely affected by any product defects.

The loss of any member of our senior management team, or our failure to attract, train and retain qualified personnel could impair our ability to grow our business and effectively execute our business strategy.

Since our inception, the growth and expansion of our business operations has depended on the capabilities and strategic vision of our senior management. Our future success depends, in a large part, on the continued contribution of our senior management team. We cannot assure you that we will be able to retain key existing employees and/or PRC individuals. The loss of any of our co-founders, senior management or key research and development team members could harm our ability to implement our business strategies and to respond to the rapidly changing market conditions in which we operate, or could result in other operating risks. The loss of one or more of our key employees and/or PRC individuals or our inability to retain, attract and motivate qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

Our future success also depends on our ability to retain, attract and incentivize qualified personnel. The process of hiring new employees with the combination of skills and characteristics required to implement our strategy can be competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.

The involvement of Mr. Qi Shao and Mr. Qiuhua Li in Shenzhen Bgin could present conflicts of interest.

Mr. Qiuhua Li has served as the supervisor of Shenzhen Bgin since 2018. Mr. Qi Shao, our chief technology officer, serves as the general manager of Shenzhen Bgin and oversees the operations of the company. As of the date of this prospectus, we are not aware of any conflicts between Mr. Qi Shao and our Company or between Mr. Li and our Company. However, Mr. Shao or Mr. Li may have actual or potential conflicts of interest with us in the future. To the extent that a conflict of interest between Shenzhen Bgin and our Company occurs, Mr. Shao and/or Mr. Li may not act in the best interests of our Company. We cannot assure you that when conflicts of interest arise Mr. Shao and Mr. Li will act in our best interests or that such conflicts will be resolved in our favor.

On January 1, 2025, we entered into a Conflict of Interests Agreement with Shenzhen Bgin, pursuant to which Mr. Qi Shao agrees to act in the best interests of the Company, devote sufficient time, effort and resources to fulfill his obligations as the chief technology officer of the Company, and, without the prior written approval of our board of directors, not to engage in or facilitate any business operations of Shenzhen Bgin that would compete with the Company’s business operations. Mr. Qi Shao also agreed to disclose to us any actual or potential conflicts of interest arising from his role at Shenzhen Bgin as they arise and, in the event that we experiences any damages as a result of Mr. Qi Shao’s conflict of interests as a result of his ownership in Shenzhen Bgin, Mr. Qi Shao agrees to indemnify us for such damages in the amount determined by our board of directors or an independent third-party auditor. This agreement remains in effect during the term in which Mr. Shao serves as our chief technology officer and holds an equity interest in Shenzhen Bgin.

If we cannot resolve a conflict of interest or dispute between us and Mr. Shao and/or Mr. Li, we may lose the services of Mr. Shao and/or Mr. Li and the expertise they have in the industry we operate, and we may have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Third parties may claim that we and/or our subsidiaries are infringing upon their intellectual property rights, which may prevent or inhibit our subsidiaries’ operations and cause us and/or our subsidiaries to suffer significant litigation expense even if these claims have no merit.

Our success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the cryptocurrency space, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets solely for the purpose of making claims of infringement to extract settlements from companies like ours.

From time to time, third parties may claim that we and/or our subsidiaries are infringing upon or misappropriating their intellectual property rights, and we and/or our subsidiaries may be found to be infringing upon such rights. Any claims or litigation could cause us and/or our subsidiaries to incur significant expenses and, if successfully asserted against us and/or our subsidiaries, could require that we and/or our subsidiaries pay substantial damages or ongoing royalty payments.

Furthermore, the occurrence of infringement claims may be likely to grow as the cryptocurrency ecosystem grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our subsidiaries’ business and our operating results and financial condition.

Third parties may infringe upon our intellectual property rights, including our trade names, and we may not be able to adequately protect or enforce our rights, which could harm our brand, competitive position, and business prospects.

Our success depends, in part, on our ability to establish, maintain, and protect our intellectual property rights, including our trademarks, trade names, copyrights, trade secrets, proprietary technologies, and other intellectual property. We rely on a combination of intellectual property laws and contractual protections to safeguard these rights. However, these measures may be inadequate to prevent third parties from infringing, misappropriating, or otherwise violating our intellectual property.

We may be subject to attempts by third parties to imitate or use our brand names, logos, or other distinctive elements of our product offerings without authorization. For example, we recently became aware of a European-based entity operating under the name “IceRiver.eu” (the “Infringer”) and falsely claiming to be an official European branch or affiliate of the Company. This entity maintains a website, IceRiver.eu, and associated social media accounts, through which it markets and sells products under the “ICERIVER” name and branding. We have not authorized any such relationship, and IceRiver.eu is not affiliated with, endorsed by, or authorized to act on behalf of us in any capacity. For details related to this case, see “Business — Legal Proceedings — Ice.River.eu Case.”

Such unauthorized use or imitation of our trade names and trademarks or other intellectual property could dilute the value of our brand, create market confusion, and harm our reputation and customer trust. Detecting and addressing infringement can be difficult, costly, and time-consuming, especially in markets where we have limited resources or where intellectual property enforcement mechanisms are weak. We may not always be successful in identifying instances of infringement or in taking timely and effective action to enforce our rights. Furthermore, the legal standards for protection, validity, and enforcement of intellectual property rights vary across jurisdictions, and our rights may not receive uniform or adequate protection globally. If we are unable to adequately protect or enforce our intellectual property rights, or if third parties independently develop similar or competing technologies or brands, our competitive position, brand equity, and business prospects could be materially and adversely affected.

Cryptocurrencies and cryptocurrency transactions may be subject to further taxation in the future.

In recent years, the rise of cryptocurrency prices and transaction volume has attracted the attention of tax authorities in different jurisdictions. As the laws governing cryptocurrencies are still evolving, the tax treatment of cryptocurrencies and cryptocurrency transactions in various jurisdictions are subject to change. While some countries intend to or have imposed taxation on cryptocurrencies and cryptocurrency transactions, other tax authorities are silent. As there is considerable uncertainty over the taxation of cryptocurrencies, we cannot guarantee that the cryptocurrencies and transactions denominated in cryptocurrencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic returns of cryptocurrency and increase the holding costs of cryptocurrency assets, which could materially and adversely affect our business, results of operations and financial condition.

Cryptocurrency exchanges and wallets, and to a lesser extent, a cryptocurrency blockchain itself, may suffer from hacking and fraud risks, which may adversely erode user confidence and cryptocurrencies and result in declining market prices of cryptocurrencies.

Cryptocurrency transactions are entirely digital and, as with any virtual system, face risk from hackers, malware and operational glitches. For example, hackers can target cryptocurrency exchanges, wallets, and custodians to gain unauthorized access to the private keys associated with the wallet addresses where cryptocurrencies are stored. Cryptocurrency transactions and accounts are not insured by any type of government program and cryptocurrency transactions generally are permanent by design of the networks. Certain features of cryptocurrency networks, such as decentralization, the open-source protocols, and the reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response. Cryptocurrencies have suffered from hacking risks and several cryptocurrency exchanges and miners have reported cryptocurrency losses, which highlight concerns over the security of cryptocurrencies and in turn affect the demand and the market price of cryptocurrencies. In addition, while cryptocurrencies use private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false cryptocurrencies. These risks may adversely affect the operation of the cryptocurrency network which would erode user confidence in cryptocurrencies, which could result in declining market prices of cryptocurrencies. As of the date of this prospectus, we have not experienced such hacking, fraud, or other types of cyberattacks. If we experience such an event, our business, financial condition and results of operations may be negatively and adversely affected.

The functionality of most cryptocurrency networks relies on the Internet. A significant disruption of Internet connectivity could adversely affect our business, results of operations and financial condition.

We may be subject to information technology system failure or network disruptions caused by natural disasters, accidents, power disruptions, telecommunication failures, acts of terrorism or war, malware, physical or electronic break-ins, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and our business continuity and disaster recovery planning may not be sufficient for all eventualities. Such a significant disruption of Internet connectivity affecting large numbers of users or geographic areas could impede the functionality of a cryptocurrency network by, among other things, preventing access to the cryptocurrency networks, interfering with transactions on our cryptocurrency exchange or impeding the confirmation process of cryptocurrency mining. In particular, some variants of cryptocurrencies have been subject to a number of attacks. Moreover, it is possible that as cryptocurrencies increase in value, they may become more attractive targets for hackers and subject to more frequent hacking and attacks.

The impact of geopolitical and economic events on the supply and demand for cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of cryptocurrencies, which could rapidly increase the price of cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our cryptocurrency holdings and our mining machine inventory, following such downward adjustment. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in cryptocurrencies as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our Class A ordinary shares as such events could have a material adverse effect on our business, prospects, and results of operations.

Acceptance and/or widespread use of cryptocurrency is uncertain.

There are increasing public reports of businesses, insurance companies and local governments, among other organizations, either holding or planning to utilize cryptocurrencies as a store of value or as a medium of exchange and payment method. Other companies, typically through partnerships with digital currency processors, have also begun to increase the adoption of cryptocurrencies in the retail and commercial marketplace. Despite these public reports, there is still a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine cryptocurrencies’ role as a medium of exchange, as retailers are less likely to accept them as a direct form of payment.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or further decline in acceptance could have a material adverse effect on our business operations and financial results.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business operations and financial results of operations.

Risks Related to Government Regulation Regulatory Framework

We are deemed as a “Covered Foreign Person” within the meaning of U.S. Executive Order 14105, and in connection with this offering, the Representative is subject to mandatory notification requirements under U.S. Executive Order 14105 and its implementing regulations, and failure to comply may result in penalties.

On August 9, 2023, the President of the United States issued Executive Order 14105 (“E.O. 14105”), Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern, and the U.S. Department of the Treasury subsequently promulgated implementing regulations codified at 31 C.F.R. Part 850 (the “Outbound Investment Rules”). These rules restrict or require notification of certain U.S. investments involving persons of “countries of concern,” including mainland China, Hong Kong, and Macau, that engage in activities related to specific national security technologies or products.

Although we were incorporated in the Cayman Islands, a majority of our outstanding equity interests are ultimately held by PRC citizens. Accordingly, under the Outbound Investment Rules, we may be deemed a “person of a country of concern” and, because our subsidiaries are involved in the design of ASICs used in our cryptocurrency mining machines, we are considered a “Covered Foreign Person” engaged in a “Covered Activity” that constitutes a “Notifiable Transaction” for U.S. persons.

Under the Outbound Investment Rules, in connection with this offering, the Representative must submit a notification to the U.S. Department of the Treasury within 30 calendar days after the completion of the offering. Failure by a U.S. person to comply with the notification requirement may result in civil penalties of up to the greater of $377,700 or twice the value of the transaction, and, in certain cases, criminal penalties of up to $1,000,000 and 20 years’ imprisonment.

Even though we do not believe that investments in our securities by U.S. persons are prohibited under the Outbound Investment Rules, there is a risk that U.S. regulatory authorities could interpret the scope or applicability of these rules differently, expand them to cover additional technologies or jurisdictions, or determine that our activities fall within a “Prohibited Transaction” category in the future. Any such determination could materially affect our ability to conduct offerings in the future, our relationships with U.S. investors, or the trading value of our Class A ordinary shares.

Additionally, any change in the interpretation or enforcement of E.O. 14105 or related regulations could impose new compliance obligations or restrictions on us or our U.S. investors, discourage participation by U.S. persons in our Class A ordinary shares, or adversely affect the liquidity and marketability of our Class A ordinary shares. We cannot predict the impact of any future regulatory developments or enforcement actions under the Outbound Investment Rules.

We invest a significant portion of our crypto assets in crypto short-term investments, if such crypto short-term investments or the cryptocurrencies we mine were deemed to be investment securities, we may inadvertently violate the Investment Company Act. We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

The SEC has identified numerous crypto assets as securities, and the staff of the SEC have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. Further, the U.S. Supreme Court case law has established legal tests for determining whether a particular digital asset could be deemed a “security.” Nevertheless, there is no guarantee that any risk-based assessment by us regarding the likelihood that a particular cryptocurrency asset could be deemed a “security” under applicable laws would turn out to be an accurate assessment. In the event that we were determined to be transacting securities without complying with any applicable laws and regulations, we could be subject to penalties, orders, and/or sanctions, any of which could materially and negatively affect our business operations, results of operations, and financial position.

Additionally, under the Investment Company Act, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is, or holds itself out, as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of cryptocurrencies as “securities” or “investment securities” under the Investment Company Act.

As of December 31, 2024, our inventory of cryptocurrencies had an aggregate value of approximately US$32.14 million, 10.73% of which was stored in hot wallets maintained with crypto exchanges and 89.27% was stored in our self-custodied cold wallets. In addition, as of December 31, 2024, we held US$16.19 million in crypto short-term investments with Binance.com. As of December 31, 2024, the amount of crypto assets invested in crypto short-term investments represented 5.98% of our total assets (exclusive of government securities and cash items) on an unconsolidated basis. We do not believe that we are engaged in the business of investing, reinvesting, or trading in securities, and we do not hold ourselves out as being engaged in those activities. However, to the extent any of such crypto short-term investments, the crypto assets underlying any of such funds or futures, or the cryptocurrencies that our subsidiaries mine, own, or otherwise acquire are deemed “securities” or “investment securities” by the SEC or a court of competent jurisdiction, such investment securities is more than 40% of our total assets (exclusive of government securities and cash items) on a consolidated basis, and that we are deemed by the SEC or a court of competent jurisdiction as being engaged in the business of investing, reinvesting, or trading in securities, we may be deemed as an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order. One exclusion, Rule 3a-2 under the 1940 Act, allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which an issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis and (b) the date on which an issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. As Rule 3a-2 is available to a company no more than once every three years, and assuming no other exclusion were available to us, if we were to be deemed as an investment company, we would have to keep within the 40% limit for at least three years after we cease being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

If we were unable to qualify for an exemption from registration as an investment company, or fail to take adequate steps within the one-year grace period for inadvertent investment companies, we would need to register with the SEC as an investment company under the Investment Company Act or cease almost all business, and our contracts would become voidable. Investment company registration is time-consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations.

There can be no assurances that we will properly characterize any given cryptocurrency as a security or non-security for purposes of determining which cryptocurrencies to mine, hold and trade, or that the SEC or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell cryptocurrencies in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if any cryptocurrency that our subsidiaries mine, hold and trade is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency. For instance, all transactions in such supported cryptocurrency would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of digital assets. Also, it may make it difficult for such cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

We may be required to register as an investment company under the 1940 Act. In such event, we may be deemed as operating as an unregistered investment company in violation of the 1940 Act and required to register as an investment company or to adjust our strategies.

We intend to conduct our operations in such a way that we will not be required to register as an investment company under the 1940 Act. However, under the 1940 Act, a company may fall within the definition of an investment company under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined therein) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. If the cryptocurrencies we mine or hold, or plan to mine or hold, are determined to be securities, we may be required to register as an investment company or to adjust our business strategies. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, as a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we may be limited in the ability to engage in cryptocurrency mining operations or otherwise make certain investments, and these limitations could result in our holding those cryptocurrencies we may wish to sell or selling the cryptocurrencies we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

If a regulator with jurisdiction on our activities concludes that we improperly characterized a cryptocurrency, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming cryptocurrencies illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., digital assets, like cryptocurrencies, are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

Digital assets are viewed differently by different regulators and standards setting organizations globally as well as in the U.S. on the federal and state levels. For example, the Financial Action Task Force (“FATF”) and the Internal Revenue Service (“IRS”) consider a cryptocurrency as currency or an asset or property. Further, the IRS applies general tax principles that apply to property transactions to transactions involving virtual currency.

On the other hand, the SEC has identified numerous crypto assets as securities, and the staff of the SEC have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws. Further, the U.S. Supreme Court case law has established legal tests for determining whether a particular digital asset could be deemed a “security.” Nevertheless, there is no guarantee that any risk-based assessment by us regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws would turn out to be an accurate assessment. The classification of a cryptocurrency as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a cryptocurrency that is a security in the U.S. may generally only be offered or sold in the U.S., pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in cryptocurrencies that are defined as securities in the U.S. may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade cryptocurrencies that are securities in the U.S. are generally subject to registration as national securities exchanges, or must qualify for an exemption. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

If regulatory changes or interpretations require the regulation of digital assets under the securities laws of the United States or elsewhere, including the Securities Act of 1933, the Exchange Act and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the Commodity Futures Trading Commission (“CFTC”), the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.

Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in cryptocurrency among owners and require registration of trading platforms as “exchanges.”

Furthermore, when the interests of investor protection are paramount, for example in the offer or sale of Initial Coin Offering (“ICO”) tokens, the SEC has no difficulty determining that the token offerings are securities under the “Howey” test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although, since we do not intend to be engaged in the offer or sale of securities in the form of ICO offerings, and we do not believe our planned mining activities would require registration for us to conduct such activities and accumulate digital assets the SEC, the CFTC, Nasdaq or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities”, or ownership of “investment securities”, and we may face regulation under the Securities Act or the 1940 Act. Complying with such regulation or the inability to meet the requirements to continue operations would have a material adverse effect on our business and operations. We may also face similar issues with various state securities regulators who may interpret our actions as requiring registration under state securities laws, banking laws, or money transmitter and similar laws, which are also an unsettled area or regulation that exposes us to risks.

We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies. If we fail to comply with such additional regulatory and registration requirements, we may have to cease certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or results of operations and potentially the value of any cryptocurrencies we plan to hold or expect to acquire for our own account.

We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies, and other digital assets. For example, if regulatory changes or interpretations require the regulation digital assets under certain laws and regulatory regimes in the United States such as those administered by the SEC, the CFTC, the IRS, the Department of Treasury or other agencies or authorities or similar laws and regulations of other jurisdictions, including if our digital asset activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under U.S. federal law, the law of any U.S. state, or foreign jurisdiction in which we operate, we may be required to register, seek licensure and comply with such regulations, including at a federal, state or local level, and implement an anti-money laundering program, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements, and the distribution of cryptocurrencies to our mining pool participants may be deemed as money transfer and subject to licensing requirements. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses or burdens to us, as well as on-going recurring compliance costs, possibly affecting the investors in our Class A ordinary shares or our net income in a material and adverse manner. We may also decide to cease some or all operations. Any termination or disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses or money transmitters. If we are deemed to be subject to and determined not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate our company. Any such action may adversely affect an investment in us.

If we fail to comply with such additional regulatory, licensure and registration compliance requirements, we may seek to cease all or certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies or digital assets we plan to hold or expect to acquire for our own account.

If it is subsequently determined that we have participated in the unregistered issuance or distribution of securities, we may be deemed to be in violation of Section 5 of the Securities Act, which may materially and negatively impact our business operations, financial condition and results of operations.

Our business strategy is focused on mining alternative cryptocurrencies. Alternative cryptocurrencies are generally considered to have more growth potential with higher risks compared to large-cap cryptocurrencies. To mitigate such risks and maximize profit potential, our subsidiaries adopt a flexible approach to mining operations by monitoring mining results on a daily basis and, on an as-needed basis, adjusting the ratio of cryptocurrencies to be mined. Inherent to this business model, we may switch the type of cryptocurrencies to be mined from time to time. As such, for each different cryptocurrency, we are subject to the risks as to whether this cryptocurrency is a “security” within the meaning of Section 2(a)(1) of the Securities Act.

We have internal procedures in place for analyzing whether a particular cryptocurrency that we intend to mine, invest in, or transact is a “security” within the meaning of Section 2(a)(1) of the Securities Act. Once we identify a cryptocurrency as potentially mineable, we will submit information relating to such cryptocurrency to our internal legal counsel for review, who will then provide an assessment as to the likelihood of such cryptocurrency being deemed a “security” within the meaning of Section 2(a)(1) of the Securities Act, based on the state of the law and any guidance available at the time of determination. Additionally, we plan to take steps to implement internal compliance procedures for this purpose. See “Prospectus Summary — Summary of Risk Factors — Risks Related to Government Regulation Regulatory Framework.” Any policies and procedures we plan to adopt for this purpose in the future do not constitute a legal standard but rather represent a framework for our analysis, which permits us to make a risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. Our risk-based assessments do not constitute a legal determination binding on regulators or the courts and do not preclude legal or regulatory action. In the event that we are determined to have participated in the unregistered issuance or distribution of securities, we may be deemed as in violation of Section 5 of the Securities Act and become subject to a series of consequences, which may materially and negatively impact our business operations, financial condition and results of operations. For instance, Section 12(a)(1)

allows any purchaser of such unregistered securities to bring a lawsuit to rescind the purchase of the securities or to receive the damages suffered from the purchase. The SEC may also initiate a civil cause of action against the issuer who issues or distributes unregistered securities in violation of Section 5 of the Securities Act. We may also experience adverse publicity arising from such non-compliance with the Securities Act that negatively impact our brand.

Regulatory developments related to cryptocurrencies and cryptocurrency markets may impact our business, financial condition, and results of operations.

Legislators have devoted increasing attention to cryptocurrencies and cryptocurrency markets. Legislatures across states in the U.S. may pass several crypto-related bills that vary in their subject matter and scope and create new regulatory framework or clarify existing regulations.

In 2025, Congress undertook significant legislative efforts to address the rapidly evolving landscape of digital assets and cryptocurrencies, culminating in the passage of two landmark bills: the Digital Asset Market Clarity Act of 2025 (the “CLARITY Act”) and the Guiding and Establishing National Innovation for U.S. Stablecoins Act (the “GENIUS Act”). These legislative actions represent the first comprehensive federal frameworks for the regulation of digital assets and stablecoins in the United States.

The CLARITY Act, which was passed by the House of Representatives but awaits consideration by the Senate, was designed to resolve longstanding regulatory uncertainty regarding the classification and oversight of digital assets. The CLARITY Act establishes a clear framework for distinguishing between digital assets that are securities, commodities, or payment stablecoins. It delineates the respective jurisdictions of the SEC and the CFTC, granting the CFTC exclusive authority over “digital commodities” and the SEC authority over “digital securities.” The CLARITY Act also introduces criteria for determining when a digital asset is sufficiently decentralized to be treated as a commodity rather than a security.

In addition, the CLARITY Act imposes registration requirements and operational standards for digital asset intermediaries, including exchanges, brokers, and dealers. It mandates consumer protection measures, anti-money laundering (“AML”) and countering the financing of terrorism (“CFT”) compliance, and enhanced disclosure obligations. The CLARITY Act aims to foster innovation while providing market participants with greater regulatory certainty and aligning U.S. policy with emerging international standards.

The GENIUS Act, signed into law in July 2025, establishes the first federal regulatory framework for the issuance and operation of payment stablecoins — digital assets designed to maintain a stable value relative to a fiat currency, such as the USD. The GENIUS Act requires that all payment stablecoins be fully backed on a one-to-one basis by high-quality liquid assets, such as U.S. dollars or short-term U.S. Treasury securities, and subjects issuers to rigorous reserve, audit, and disclosure requirements.

The GENIUS Act introduces a dual licensing regime, allowing stablecoin issuers to operate under either federal or state regulatory oversight, provided that state regimes are “substantially similar” to federal standards. Issuers with more than $10 billion in outstanding stablecoins must obtain a federal license. The GENIUS Act also imposes strict AML, sanctions compliance, and consumer protection obligations, including prioritizing stablecoin holders’ claims in the event of issuer insolvency. Notably, the GENIUS Act prohibits non-financial public companies from issuing stablecoins without special approval and restricts the payment of interest or yield on stablecoins.

These legislative efforts were accompanied by additional measures, such as the Anti-CBDC Surveillance State Act, which prohibits the Federal Reserve from issuing a retail central bank digital currency without congressional authorization. While the CLARITY Act and the GENIUS Act represent significant progress toward a comprehensive regulatory regime for digital assets, substantial uncertainty remains regarding the implementation and interpretation of these new laws. The effectiveness of these frameworks will depend on subsequent rulemaking by federal and state regulators, interagency coordination, and the evolving approach to enforcement. Market participants may face transitional risks as regulatory standards are developed and applied, and there is potential for further legislative or regulatory changes as the digital asset ecosystem continues to evolve. Currently, we do not expect our current operations to be materially impacted by the CLARITY Act or the GENIUS Act.

Additionally, regulatory developments related to cryptocurrencies and cryptocurrency markets as well as the regulatory environment in which our subsidiaries operate can impact our operating costs and interfere with our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine. For instance, as a result of cryptocurrency mining being listed as an “eliminated industry” by the NDRC on December 30, 2021, we were directly impacted and made a strategic decision to move our subsidiaries’ operations to the U.S. As of the date of this prospectus, other than 156 mining machines located in our warehouse in Hong Kong and 26,584 mining machines stored by our partner manufacturer in Malaysia, all of our subsidiaries’ mining machines are located in the U.S., and as a result of this strategic decision, we expect our electricity costs, the main components of our operating costs, to decrease in the future. Additionally, to the extent that certain types of cryptocurrencies, but not others, are affected by regulatory developments, including being categorized and regulated as securities, our business strategy with respect to what cryptocurrencies we mine could be impacted as well. Should crypto-legislature that limits or regulates our business activities as such be enacted and/or the regulatory environment be changed, our operating costs could significantly increase, and our business strategy with respect to where our subsidiaries operate and what alternative cryptocurrencies our subsidiaries mine could be affected. This could adversely affect our business operations and the financial results of our operations.

If U.S. and/or foreign regulators and other government entities, including the Chinese government, assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected.

There are risks that U.S. and/or foreign regulators and other government entities, including the Chinese government, may assert jurisdiction over cryptocurrencies and cryptocurrency markets. In such event, we may be subject to additional regulations imposed by these regulators and government entities. If any part of our business is found subject to jurisdiction of these regulators, we may experience increased compliance costs and we may be required to alter our business operations to gain compliance with these regulations. For example, if the SEC has jurisdiction over the cryptocurrencies our subsidiaries mine and they are deemed to be securities by the SEC, any transactions involving our mined cryptocurrencies and our subsidiaries’ mining activities may be subject to the regulations of the Securities Act and the Exchange Act, and any additional regulations published by the SEC. For another example, if overseas cryptocurrency mining or transactions involve money laundering, cross-border gambling, illegal issuance of securities, illegal outbound transmission of data from Mainland China or other circumstances that damage China’s national security, public interests or legitimate rights and interests of PRC domestic citizens and organizations, persons conducting such activities may be subject to the jurisdiction of PRC laws and regulations such as the Criminal Law of the PRC, the PRC Securities Law and the Data Security Law. In such event, to the extent that we incur material increases in compliance costs or our business operations are no longer compliant with then-existing regulations, our business operations, financial position and results of operations will be materially and adversely affected.

Risks Related to Our Class A Ordinary Shares and This Offering

There has been no public market for our Class A ordinary shares prior to this offering, and you may not be able to resell our Class A ordinary shares at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our Class A ordinary shares. The initial offering price of our Class A ordinary shares was the result of negotiations between us and the underwriters, and the initial offering price may differ significantly from the market price for our Class A ordinary shares following the offering. We cannot assure you that an active trading market for our Class A ordinary shares will develop or that the market price for our Class A ordinary shares will not decline below the initial public offering price.

The trading price of our Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Class A ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies in the same industry. In addition to market and industry factors, the price and trading volume for our Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

•        actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

•        fluctuations in operating metrics;

•        announcements of new activities, investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

•        announcements of expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•        changes in the economic performance or market valuations of other companies in our industry;

•        detrimental negative publicity about us, our competitors, or our industry;

•        additions or departures of key personnel;

•        regulatory developments affect us or our industry;

•        general economic or political conditions in Singapore, Hong Kong, the U.S., or elsewhere in the world;

•        fluctuations of exchange rates between Singapore dollars and U.S. dollars, and between Hong Kong dollars and U.S. dollars; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like ours. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares. Volatility or a lack of positive performance in the price of our Class A ordinary shares may also adversely affect our ability to retain key employees and/or PRC individuals, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme share price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

In recent years, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with a relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares.

In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our Class A ordinary shares. A decline in the market price of our Class A ordinary shares also could adversely affect our ability to issue additional Class A ordinary shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A ordinary shares will develop or be sustained. If an active market does not develop, holders of our Class A ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A ordinary shares, the market price for the Class A ordinary shares and trading volume could decline.

The trading market for our Class A ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the Class A ordinary shares, the market price for the Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A ordinary shares to decline.

We may or may not pay dividends in the foreseeable future after this offering, and any future determination related to our dividend policy will be made at the discretion of our board of directors. In the event that our board of directors does not declare any dividends, you must rely on price appreciation of our Class A ordinary shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or from the share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares may depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase the Class A ordinary shares in this offering, you will pay more for your Class A ordinary shares than the amount paid by our existing shareholders for their ordinary shares on a per share basis. As a result, you will experience immediate and substantial dilution of US$4.35, representing the difference between the initial public offering price of US$6.0 per Class A ordinary share, and our adjusted net tangible book value per ordinary share as of December 31, 2024, after giving effect to our sale of the Class A ordinary shares offered in this offering. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of the over-allotment option. See “Dilution” for a more complete description of how the value of your investment in the Class A ordinary shares will be diluted upon completion of this offering.

Substantial future sales or perceived potential sales of our Class A ordinary shares in the public market could cause the price of our Class A ordinary shares to decline.

Sales of our Class A ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares to decline. Except for shares purchased by Mr. Qingfeng Wu, our chief executive officer and director, in this offering, the other Class A ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining Class A ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our Class A ordinary shares could decline.

After completion of this offering, certain holders of our shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in these Class A ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the public market could cause the price of our Class A ordinary shares to decline.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Under our dual-class share structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares will be entitled to five votes per share, while holders of Class A ordinary shares will be entitled to one vote per share based on our dual-class share structure. We will sell Class A ordinary shares in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, or disposition of any Class B ordinary shares by a holder thereof, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

As of the date of this prospectus, Mr. Qingfeng Wu, our chief executive officer, beneficially owns all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares will constitute approximately 19.94% of our total issued and outstanding ordinary shares and 55.54% of the aggregate voting power of our total issued and outstanding ordinary shares immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming that the underwriters do not exercise their option to purchase additional shares. See “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations, and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our Company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of the Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the Class A ordinary shares.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies in certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class capital structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the Class A ordinary shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or officers, or enforce judgments obtained in U.S. courts against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act (Revised) of the Cayman Islands, as may be supplemented or amended from time to time (the “Companies Act”), and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect of any corporate governance matter. However, if we choose to follow our home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and a substantial amount of our assets are located outside of the U.S. In addition, our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to seek recognition and/or enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, Mainland China, Hong Kong and Singapore, see “Enforceability of Civil Liabilities.”

There can be no assurance that we will not be a passive foreign investment company for U.S. Federal income tax purposes for any taxable year, which could subject U.S. holders of our Class A ordinary shares to significant adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such taxable year is passive income or (ii) at least 50% of the value of its assets (based on average of the quarterly values of the assets) during such year is attributable to assets that that produce or are held for the production of passive income. Based on the current and anticipated value of our assets and the composition of our income assets, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year ending December 31, 2025 or in the foreseeable future. However, the determination of whether or not we are a PFIC according to the PFIC rules is made on an annual basis and depends on the composition of our income and assets and the value of our assets from time to time. Therefore, changes in the composition of our income or assets or value of our assets may cause us to become a PFIC. The determination of the value of our assets (including goodwill not reflected on our balance sheet) may be based, in part, on the quarterly market value of Class A ordinary shares, which is subject to change and may be volatile.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain U.S. Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations guidance is potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one of more taxable years.

If we are a PFIC for any taxable year during which a U.S. person holds Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. person. For more information see “Taxation — Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company.”

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an “emerging growth company” under the JOBS Act because we generated less than US$1.235 billion in revenues for our last fiscal year. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (iii) provide certain disclosure regarding executive compensation required of larger public companies, or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700 million in market value of our Class A ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A ordinary shares to be less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to file a report by our management on our internal control over financial reporting, including an attention report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. The presence of material weakness in internal control over financial reporting could result in financial statement errors, which, in turn, could lead to error our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404 of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight.

We have identified certain material weaknesses in our internal controls, including commingling of funds between Mr. Qingfeng Wu’s personal account and our account, a lack of formal documentation in internal controls over financial reporting, and a lack of an independent audit committee.

Prior to April 2022, we received advances from Mr. Qingfeng Wu, our chief executive officer, from time to time for our working capital needs, and we used proceeds from the sales of our cryptocurrencies to pay back the amount due to Mr. Qingfeng Wu by depositing proceeds from such sales directly to Mr. Qingfeng Wu’s personal account, which sometimes led to a positive related party balance due from Mr. Qingfeng Wu when the proceeds collected by him exceeded our loan advances payable to him. As a result of such practice, we sometimes had balance due from Mr. Qingfeng Wu. As of December 31, 2023 and 2024, due from Mr. Qingfeng Wu was $0 and US$68,238, respectively. See “Related Party Transactions — Other Related Party Transactions — Due from related parties balance.” Such commingling of funds between Mr. Qingfeng Wu’s personal account and our account is a material weakness in our internal control and presents material risks to our business. Any failure of Mr. Qingfeng Wu to pay us back the amount due from him may cause materially adverse changes to our business operations, financial condition and results of operations. We have taken measures to cure the material weaknesses identified. For instance, since March 2022, we have stopped using proceeds from the sales of our cryptocurrencies to pay back the amount due to Mr. Qingfeng Wu. Additionally, we adopted a cash management policy on April 29, 2022, which sets forth the controls and procedures for cash outflows and cash transfers among entities within our organization.

To address the material weakness identified relating to the lack of formal documentation in internal controls over financial reporting, we have appointed Ms. Katarzyna (Katherine) Sikora Nelson to serve as our legal officer and compliance officer, who is in the process of drafting a set of formal documentation governing internal controls over financial reporting for the review and adoption by our board of directors. We also formed an independent audit committee on September 30, 2025. In preparation for this, we have appointed Mr. Chung Shing (Paul) Tsang as an independent director, who has extensive experience in accounting and financial reporting and will serve as the audit committee chairman and audit committee financial expert upon the formation of the audit committee.

Another material weakness identified in the design of the Company’s internal control relates to the fact that only one individual has access to the private keys for any particular cold wallet. In order to address this material weakness, we have adopted a policy whereby access to the cold wallets is now granted to a few people. As of the date of this prospectus, our self-custodied cold wallets are located in Hong Kong. Each wallet is assigned to and safeguarded by one of three authorized individuals, each of whom holds the private keys to their respective wallet. For details, see “Prospectus Summary — Our Crypto Asset Custody Policies and Procedures.” In order to address this material weakness and mitigate relevant risks it brings to our business operations and financial position, we plan to further adopt the following measures: (i) establishing multiple private keys to a cold wallet, with each key assigned to one individual (which includes Mr. Qiuhua Li and certain other members of our management team), and ensuring that the management function of such cold wallet can only be activated when a majority of the private keys are entered; and (ii) adopting a new internal cash management policy. Given our current business scale, profitability, and risk tolerance, we intend to continue holding a portion of our assets in USDT coins, not to exceed 20% of our net assets at any given time. To achieve this goal, we have been converting any extra USDT coins exceeding the 20% limit into fiat currency through exchanges including Actyve and MCE. Going forward, we intend to store our cryptocurrencies in licensed, U.S.-regulated centralized custodians and implement a multi-level authorization mechanism for access to ensure security.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of the Class A ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, the Class A ordinary shares may not be able to remain listed on the exchange.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

We have engaged Frost & Sullivan, an independent third-party industry consultant, to prepare a commissioned industry report that analyzes the global blockchain and cryptocurrency industry, or the Frost & Sullivan Report. Information and data relating to the global blockchain and cryptocurrency industry have been derived from Frost & Sullivan’s industry report. Statistical data included in the Frost & Sullivan Report also include projections based on a number of assumptions. The global blockchain and cryptocurrency industry may not grow at the rate projected by market data, or at all. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We have not independently verified the data and information contained in the Frost & Sullivan Report, or any third-party publications and reports Frost & Sullivan has relied on in preparing its report. Data and information contained in such third-party publications and reports may be collected using third-party methodologies, which may differ from the data collection methods used by us. In addition, these industry publications and reports generally indicate that the information contained therein is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq listing standards that allow us to follow Cayman Islands law for certain governance matters. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. Currently, we do not intend to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our outstanding voting securities are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a public company in the U.S. As a public company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our ability to respond to price fluctuations and rapidly changing technology;

•        our dependence on the level of demand and financial performance of the cryptocurrency industry;

•        the future acceptance and/or widespread use of, and demand for, cryptocurrencies;

•        our ability to access low-cost power;

•        our ability to procure the applicable regulatory licenses in the relevant jurisdictions in which we operate;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The global cryptocurrency industry may not grow at the rate projected by market data, or at all. Failure of this industry to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•        the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

As of the date of this prospectus, our subsidiaries’ mining operations are conducted in the United States, and a substantial amount of our assets are located in the United States. Since April 2023, our business of selling mining machines designed by us has also been conducted in the United States through Bgin Mining, in Hong Kong through Bgin Trading and in Singapore through Bgin SG. Many of our directors and officers, including Mr. Zhao Xiang, Mr. Pengju Wang, and Mr. Qi Shao are all nationals and residents of Mainland China, and a substantial portion of their assets are located in Mainland China. Additionally, Mr. Qiuhua Li and Mr. Qingfeng Wu, our directors and officers, while being nationals of Mainland China, are residents of Singapore and Hong Kong, respectively. Further, Mr. Boquan He and Mr. Chung Shing (Paul) Tsang, our independent directors, are residents of Hong Kong, and a substantial portion of their assets are located in Hong Kong. Mr. Nicholas Williams, our communications officer, a national of the United Kingdom, is a resident of Hong Kong, and a substantial portion of his assets are located in Hong Kong. As a result, it may be difficult or impossible for a shareholder to effect service of process within the U.S. upon us, some of our material subsidiaries, or these persons, or to bring actions or enforce against us, some of our material subsidiaries, or many of our directors and officers judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. It may also be difficult for shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, some of our material subsidiaries, and many of our executive officers and directors.

We have appointed Cogency Global Inc., at 122 East 42nd Street, 18th Floor, New York, NY 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the U.S.

Cayman Islands

Ogier (Cayman) LLP (“Ogier”), our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts in the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

TWSL Partners, our counsel as to Hong Kong law, has advised us that foreign judgments of U.S. courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the U.S. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of U.S. courts being met, including but not limited to the above, a foreign judgment of U.S. of civil liabilities predicated solely upon the federal securities laws of the U.S. or the securities laws of any state or territory within the U.S. could be enforceable in Hong Kong.

Mainland China

Commerce & Finance Law Offices, our counsel as to PRC law has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Commerce & Finance Law Offices has advised us further that under PRC law, courts in Mainland China will not recognize or enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or social public interest. As there is no treaty or other form of reciprocity between China and the U.S. governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a Mainland China court would enforce judgments rendered by U.S. courts. In addition, because there is no treaty or other form of reciprocity between the Cayman Islands and China governing the recognition and enforcement of judgments as of the date of this prospectus, there is further uncertainty as to whether and on what basis a Mainland China court would enforce judgments rendered by a Cayman Islands court.

Singapore

Dentons Rodyk & Davidson LLP, our counsel with respect to the laws of Singapore, has advised us that no reciprocal enforcement of foreign judgment regime exists as between the U.S. and Singapore in respect of each jurisdiction’s Court judgments. They are aware that both the U.S. and Singapore are signatories to the Hague Convention on Choice of Court Agreements 2005 (“the Convention”). There is currently no clear judicial guidance from the Singapore Courts on whether they will recognize and enforce a U.S. judgment falling within the scope of the Convention based solely on the U.S. being a signatory to the Convention.

Given the above, there can be uncertainty as to whether the courts of Singapore would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of U.S. or the securities laws of any U.S. state, or (ii) entertain original actions brought in Singapore against us or our directors or officers predicated upon the federal or state level securities laws of the U.S.

Dentons Rodyk & Davidson LLP has further advised us that in making a determination as to enforceability of a judgment of the courts of the U.S., and subject to the Singapore courts having jurisdiction over the judgment debtor, the Singapore courts would have regard to whether the judgment was final and conclusive on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a definite sum of money. In general, an in personam foreign judgment that is final and conclusive (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed or ascertainable sum of money, may be enforceable as a debt in the Singapore courts under common law. However, a foreign judgment will generally not be enforced, even if it satisfies the requirements above, if it was procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to fundamental public policy of Singapore, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws (save where any such component of the judgment can be duly severed from the rest of the judgment sought to be enforced). Civil liability provisions of the federal and state securities law of the U.S. permit the award of punitive damages against us, our subsidiaries, our directors and officers. Singapore courts would not recognize or enforce judgments against us, our subsidiaries, our directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the U.S. under civil liability provisions of the federal securities law of the U.S. would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such a determination has yet to be conclusively made by a Singapore court in a reported decision.

CORPORATE HISTORY AND STRUCTURE

Corporate History

In March 2019, we commenced our operations in the cryptocurrency mining business through Bgin Tech Limited, our subsidiary in Hong Kong, which was co-founded by Mr. Qiuhua Li, our chairman of the board of directors, and Mr. Qingfeng Wu, our chief executive officer.

In September 2021, we decided to expand our operations to the North American market. On September 10, 2021, Bgin Infrastructure US and Bgin Management were formed in the State of Delaware, through which we conducted our mining business in the State of Nebraska.

On March 23, 2022, BGIN BLOCKCHAIN LIMITED was incorporated under the laws of the Cayman Islands as our offshore holding company.

From January 2022 to July 2022, in anticipation of the proposed initial public offering, we completed a series of reorganizational steps.

In April 2023, we started selling self-designed mining machines to customers under our “ICERIVER” brand. Such business is conducted in the U.S. through Bgin Mining, in Hong Kong through Bgin Trading and Bgin Trade HK, and in Singapore through Bgin SG.

Since September 2023, we have been providing mining pool services, which currently support five mineable cryptocurrencies. Our mining pool services are mainly conducted through Bgin HK.

Since November 2023, we have been offering miner hosting services as an elective, value-added service to customers who purchase selected models of our self-designed mining machines. Hosting services are operated in the U.S. by Bgin Management and Bgin Infrastructure US.

On November 14, 2024, we incorporated BGIN EU LIMITED in Ireland as a wholly-owned subsidiary of Bgin SG. Through Bgin EU, we intend to launch after-sales services to customers who purchased our “ICERIVER” brand mining machines.

On February 3, 2025, our board of directors passed unanimous written resolutions to approve, among other things, the February 2025 Share Subdivision, such that (i) the authorized share capital of the Company be amended from US$50,000 divided into 39,540,000 Class A ordinary shares of par value US$0.001 each and 10,460,000 Class B ordinary shares of par value US$0.001 each to US$50,000.00 divided into 395,400,000 Class A ordinary shares of par value US$0.0001 each and 104,600,000 Class B ordinary shares of par value US$0.0001 each and (ii) the issued share capital of the Company be amended from 3,954,000 Class A ordinary shares of par value US$0.001 each and 1,046,000 Class B ordinary shares of par value US$0.001 each to 39,540,000 Class A ordinary shares of par value US$0.0001 each and 10,460,000 Class B ordinary shares of par value US$0.0001 each.

Through the same set of resolutions, our board of directors approved an increase in the Company’s authorized share capital from US$50,000.00 divided into 395,400,000 Class A ordinary shares of par value US$0.0001 each and 104,600,000 Class B ordinary shares of par value US$0.0001 each to US$75,000.00 divided into 593,100,000 Class A ordinary shares of par value US$0.0001 each and 156,900,000 Class B ordinary shares of par value US$0.0001 each, and the issuance of an aggregate of 19,770,000 Class A ordinary shares and 5,230,000 Class B ordinary shares to existing shareholders of the Company on a pro rata basis.

On February 4, 2025, our shareholders, passed unanimous written resolutions, to approve the February 2025 Share Subdivision, the Share Capital Increase, and the Share Issuance, which all became effective as of the same date. See also “Description of Share Capital — History of Securities Issuances.”

On July 16, 2025, our board of directors passed unanimous written resolutions to approve, among other things, the July 2025 Share Subdivision, such that (i) the authorized share capital of the Company be amended from US$75,000.00 divided into 593,100,000 Class A ordinary shares of par value US$0.0001 each and 156,900,000 Class B ordinary shares of par value US$0.0001 each to US$75,000.00 divided into 852,581,250 Class A ordinary shares of par value US$0.0000695652173913043 each and 225,543,750 Class B ordinary shares of par value US$0.0000695652173913043 each, and (ii) the issued share capital of the Company be amended from 59,535,000 Class A ordinary shares of par value US$0.0001 each and 15,690,000 Class B ordinary shares of par value US$0.0001 each to 85,581,566 Class A ordinary shares of par value US$0.0000695652173913043 each and 22,554,375 Class B ordinary shares of par value US$0.0000695652173913043 each.

On July 16, 2025, our shareholders, passed unanimous written resolutions, to approve the July 2025 Share Subdivision, which became effective as of the same date. See also “Description of Share Capital — History of Securities Issuances.”

As of the date of this prospectus, we conduct our operations primarily through (i) our subsidiaries in Singapore, Bgin Singapore, which was incorporated in Singapore on December 27, 2021, and Bgin SG, which was incorporated in Singapore on May 27, 2024, (ii) our subsidiaries in Hong Kong, Bgin HK, which was incorporated in Hong Kong on March 18, 2019, Bgin Trading, which was incorporated in Hong Kong on December 8, 2022, Bgin Trade HK, which was incorporated in Hong Kong on August 20, 2024, and Bgin Chip, which was incorporated in Hong Kong on June 24, 2022, and (iii) our subsidiaries in the U.S., including Bgin Infrastructure US, which was incorporated in the State of Delaware on September 10, 2021, Bgin Management, which was incorporated in the State of Delaware on September 10, 2021, Bgin Mining, which was incorporated in the State of Nebraska on December 5, 2022.

Under our dual-class share structure, our shares are divided into Class A ordinary shares and Class B ordinary shares. Except for voting rights (each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings while each Class B ordinary share shall entitle the holder thereof to five votes on all matters subject to vote at general meetings) and conversion rights (each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof but Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances), Class A ordinary shares and Class B ordinary shares rank pari passu with one another and have the same rights, preferences, privileges, and restrictions. Although Class B ordinary shares have super voting power, any rights attached to Class A ordinary shares can only be materially and adversely varied if (a) the shareholders holding two thirds of the issued Class A ordinary shares consent in writing to the variation; or (b) the variation is made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued Class A ordinary shares. Therefore, notwithstanding the fact that Mr. Qingfeng Wu, our chief executive officer, beneficially owns 249,500 Class A ordinary shares and all of our Class B ordinary shares and has the ability to control the outcome of matters put to a shareholder vote at general meetings, he does not have the right to conclude on proposals that will materially and adversely affect the rights of Class A ordinary shares in any way without affecting the rights of Class B ordinary shares in the same way unless with the approval of the holders of all Class A ordinary shares.

Corporate Structure

The following diagram illustrates our corporate legal structure and shareholders in our corporate structure as of the date of this prospectus and upon completion of this offering, assuming no exercise of the over-allotment option.

Agreements with Affiliated Entities Controlled by Our Directors and Officers

Shenzhen Bgin is a company formed in Mainland China on January 9, 2018 and controlled by Mr. Qi Shao, our chief technology officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin, a company formed in the PRC on March 31, 2015.

Mr. Qiuhua Li has served as the supervisor of Shenzhen Bgin since 2018. Mr. Qi Shao serves as the general manager of Shenzhen Bgin and oversees the operations of the company. Conflicts of interest may arise related to Mr. Shao’s and Mr. Li’s involvement in Shenzhen Bgin. See “Risk Factors — Risks Related to Our Business and Industry — The involvement of Mr. Qi Shao and Mr. Qiuhua Li in Shenzhen Bgin could present conflicts of interest.”

Services Agreement with Shenzhen Bgin (Expired)

On December 31, 2024, Bgin SG and Shenzhen Bgin entered into a services agreement (the “December 2024 Services Agreement”), pursuant to which Shenzhen Bgin agreed to provide services to Bgin SG for the period from January 1, 2025 to June 30, 2025, including without limitation providing project requirement development services and maintenance services. Bgin SG agreed to pay Shenzhen Bgin monthly services fees of US$70,000. Bgin SG did not renew the December 2024 Services Agreement and does not intend to enter into similar agreement with Shenzhen Bgin in the future. On March 3, 2025, each of Bgin SG and Bgin Singapore entered into a services agreement with ATKE, pursuant to which ATKE agreed to provide production operation and maintenance advisory services and on-site counseling to Bgin Singapore in consideration for US$100,000 per month until August 31, 2025, and provide labor dispatch and remote support services to Bgin SG in consideration for US$190,000 per month until August 31, 2025, respectively. Bgin Singapore’s services agreement with ATKE was renewed with the exact same terms on September 1, 2025, with a service period ending on February 28, 2026.

Bgin HK and Shenzhen Bgin previously maintained service agreements. Bgin HK and Shenzhen Bgin entered into a service agreement on March 1, 2019 to provide Bgin HK with research and development services, administrative support, mining farm operation and maintenance services. This agreement was renewed on January 1, 2020 and then again on January 1, 2021. Bgin HK and Shenzhen Bgin entered into a revised agreement on March 31, 2022 which was substantially similar to the previous agreements except that it no longer included mining farm operation and maintenance services. This revised agreement was renewed three times on January 21, 2023, December 1, 2023, and June 28, 2024.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into the 2021 Technology Services Agreement pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020 and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into an agency agreement (the “Agency Agreement”), pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased components for the manufacturing of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Under the Agency Agreement, Bgin HK owned title to the component materials purchased and the mining machines manufactured and assembled by the third party manufacturer that had contracted with Shenzhen Bgin. Bgin HK reimbursed Shenzhen Bgin for the actual costs incurred under this Agency Agreement. The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase components materials through our subsidiaries in the future.

The abovementioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed on an arm’s length basis.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$25.0 million, or approximately US$29.3 million if the underwriters exercise the option to purchase additional Class A ordinary shares in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon the initial public offering price of US$6.00 per Class A ordinary share.

We plan to use the net proceeds we receive from this offering for the following purposes:

•        approximately 60.0%, or US$15.0 million, for the purchase and/or construction of mining farms, even though the Company has not entered into any definitive agreements or letters of intent in connection with such purchase or construction;

•        approximately 32.0%, or US$8.0 million, for the research and development of new proprietary chips to be used in cryptocurrency mining machines; and

•        approximately 8.0%, or US$2.0 million, for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending any use described above, we plan to invest the net proceeds from this offering in demand deposits, interest-bearing debt instruments or other financial products, for cash management purposes.

DIVIDEND POLICY

On January 13, 2024, the board of directors of Bgin Trading declared a dividend with an aggregate amount of US$17,005,000, payable in USDT coins to Bgin Rig, which has been paid to Bgin Rig in full. On January 14, 2024, the sole director of Bgin Rig declared a dividend with an aggregate amount of US$17,000,000, payable in USDT coins to the Company, which has been paid in full. On January 15, 2024, our board of directors declared a final dividend with an aggregate amount of US$5,000,000, payable in USDT coins to our shareholders of record as of December 31, 2023, to be paid on or before February 29, 2024. As of February 2024, all of the US$5,000,000 of the declared dividend had been paid. On March 12, 2024, our board of directors passed resolutions reclassifying the dividend as an interim dividend rather than a final dividend. On March 15, 2024, our shareholders unanimously passed written resolutions ratifying, approving and confirming in all respects the reclassification by the board of directors of the dividend as an interim dividend rather than a final dividend. On June 2, 2025, the board of directors of Bgin Trading declared a dividend with an aggregate amount of US$5,005,000, payable in USDT coins to Bgin Rig, which has been paid to Bgin Rig in full. On June 3, 2025, the sole director of Bgin Rig declared a dividend with an aggregate amount of US$5,000,000, payable in USDT coins to the Company, which has been paid to the Company in full. On June 6, 2025, our board of directors recommended a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company and that any such dividend declared by the shareholders of the Company be settled in cash. On June 21, 2025, our board of directors passed further resolutions updating the recommendation of June 6, 2025, to recommend that a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company and that any such dividend declared by the shareholders of the Company be settled in cash or by a distribution in specie of USDT coins, in each case at the sole discretion of the shareholder entitled to payment of the said final dividend. On June 21, 2025, our board of directors passed resolutions recommending that a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company, and that any such dividend declared by the shareholders of the Company be settled either in cash or by a distribution in specie of USDT coins, in each case at the sole discretion of the shareholder entitled to payment of the said final dividend, to our shareholders of record as of December 31, 2024. On June 23, 2025, our shareholders unanimously passed written resolutions declaring a final dividend with an aggregate amount of US$5,000,000 to be paid, at the election of each relevant shareholder, in either cash or by a distribution in specie of USDT coins. As of June 30, 2025, all US$5,000,000 of the declared final dividend had been paid to the shareholders, among which US$949,000 was paid in USDT coins. For a discussion of the risks in connection with distributing USDT coins to our shareholders as dividends, see “Risk Factors — Risks Related to Our Business and Industry — If USDT were to be deemed a “security” under the Securities Act, we might have liabilities arising out of a possible violation of Section 5 of the Securities Act in connection with our distributions of dividends to shareholders in the form of USDT coins.”

Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments, Cayman Islands law and our amended and restated memorandum and articles of association, as amended from time to time. We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. Our board of directors has complete discretion on the declaration and payment of interim dividends and may recommend final dividends for the approval of the shareholders, subject to applicable laws and our amended and restated memorandum and articles of association, as amended from time to time, if it appears to them that they are justified by the financial position of the Company and that such dividends may lawfully be paid. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or from the share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends or if our shareholders by ordinary resolution declare a dividend recommended by the board of directors, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024 presented:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Class A ordinary shares by us in this offering at the initial public offering price of US$6.00 per Class A ordinary share, after deducting the estimated discounts to the underwriters and the estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

You should read this table in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus:

	As of December 31, 2024
	Actual	Pro Forma As Adjusted
	(in US$)
Ordinary Shares
Shares	$—	$7,500
Additional paid-in capital(1)	$—	$24,982,735
Retained earnings	$209,954,196	$209,954,196
Accumulated other comprehensive income	$(244,059)	$(244,059)
Non-controlling interests	$352,147	$352,147
Total shareholder’s equity	$210,062,284	$235,052,519
Total capitalization	$210,062,284	$235,052,519

____________

Source: Federal Reserve Statistical Release

(1)      Reflects the sale of Class A ordinary shares in this offering at the initial public offering price of US$6.00 per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately US$25.0 million.

DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted for each Class A ordinary share you purchase to the extent of the difference between the initial public offering price per Class A ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2024 was US$160.9 million, or US$1.49 per ordinary share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per ordinary share (as adjusted for the offering) from the initial public offering price per Class A ordinary share and after deducting the estimated discounts to the underwriters and the estimated offering expenses payable by us.

After giving effect to our sale of 5,000,000 Class A ordinary shares offered in this offering based on the initial public offering price of US$6.00 per Class A ordinary share, after deduction of the estimated discounts to the underwriters and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2024 would have been US$185.9 million, or US$1.65 per outstanding ordinary share. This represents an immediate increase in net tangible book value of US$0.16 per ordinary share to the existing shareholders, and an immediate dilution in net tangible book value of US$4.35 per Class A ordinary share to investors purchasing Class A ordinary shares in this offering.

The following table illustrates such dilution:

	Post-Offering	Full Exercise of Over-Allotment Option
Initial public offering price per Class A ordinary share	$6.0	$6.0
Net tangible book value per ordinary share as of December 31, 2024	$1.49	$1.49
As adjusted net tangible book value per ordinary share attributable to payments by new investors	$0.16	$0.19
Pro forma net tangible book value per ordinary share immediately after this offering	$1.65	$1.68
Amount of dilution in net tangible book value per Class A ordinary share to new investors in the offering	$4.35	$4.32

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after the offering would be US$1.68, the increase in net tangible book value per ordinary share to existing shareholders would be US$0.19, and the immediate dilution in net tangible book value per Class A ordinary share to new investors in this offering would be US$4.32.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2024, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share and per Class A ordinary share paid before deducting underwriting discounts and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration			Average Price per Ordinary Share
	Number	Percent	Amount		Percent
Existing shareholders	107,812,503	95.6%	US$	0	—	US$	0
New investors	5,000,000	4.4%	US$	30,000,000	100.0%	US$	6.0
Total	112,812,503	100.0%	US$	30,000,000	100.0%	US$	0.27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We commenced our operations in 2019 and initially principally engaged in the business of cryptocurrency mining. During the year ended December 31, 2023, we started to generate revenue from selling mining machines designed by us and from our hosting services.

Our revenue for the year ended December 31, 2024 was US$302.3 million, an increase of 17.5% as compared to the revenue of US$257.3 million for the year ended December 31, 2023. The increase was primarily due to the increases in our mining revenue and mining pool revenue which were partially offset by a decline in machine sales revenue. See “— Results of Operations” for details.

Our net income for the year ended December 31, 2024 was US$66.1 million, a decrease of US$73.7 million as compared to net income of US$139.8 million for the year ended December 31, 2023. The decrease in net income was primarily due to the significant increase in our cost of revenue. See “— Results of Operations” for details.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting the global cryptocurrency mining industry, which include, among other things:

•        global inflation on the prices of mining equipment and materials;

•        changes in global regulatory environments regarding uses of cryptocurrencies; and

•        volatility in the market price of cryptocurrencies.

Global inflation

Global inflation has been impacting the economy of the world. Inflation has not had an adverse impact on our business and operations for the years ended December 31, 2024 and 2023 as the costs we incurred for acquiring machine components were not materially impacted by inflation. Additionally, since the Company generates a relatively high gross profit margin from selling mining machines, we do not expect any increases in machine components and chip prices to significantly impact the Company’s overall profitability.

Regulatory environments regarding cryptocurrencies

Our business is subject to governmental supervision and regulation by U.S. government authorities and authorities of such other jurisdictions in which we operate our businesses. In addition, governmental authorities are likely to continue to issue new laws, rules and regulations governing the cryptocurrency industry we operate in and enhance enforcement of existing laws, rules and regulations. Cryptocurrencies have in the past been, and may in the future be, used by market participants for utilized for money laundering and other illegal transactions and governments around the world are focused on developing and strengthening applicable laws to combat these illegal activities. Concurrently, some national governments and regulatory authorities are exploring legal frameworks to facilitate cryptocurrency transactions. Changes in regulatory environments have had, and will likely continue to have, significant influence on our business operations and associated financial results.

Cryptocurrency mining employs sophisticated high energy-consuming computing devices, future developments in the regulation of energy consumption, including possible restrictions on energy usage in jurisdictions where our subsidiaries conduct mining activities, may affect our business operations.

The regulatory and legal framework of different jurisdictions can significantly impact the manner in which we conduct our operations. In October 2022, our mining operations were relocated to the U.S. where the regulatory environment is relatively more hospitable than the PRC subsequent to changes in various applicable PRC laws. See Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China.” Historically, the different regulatory environments have not had a significant impact to the type of crypto assets we determine to mine but future regulations could influence our decision making. At present, our primary consideration with respect to the cryptocurrencies we determine to mine is the overall rate of return of the different crypto assets. We have however experienced that operating in different regulatory environments impacts our operating results. We expect our costs for electricity, which is the primary cost of the crypto asset mining business, to decrease in the long run as a result of the relocation of our business from China to the U.S. For the years ended December 31, 2024 and 2023, we incurred electricity costs of US$17.8 million and US$4.10 million, respectively.

Volatility in market price of cryptocurrencies

As a relatively new product and technology, cryptocurrencies have only in recent years been accepted as a means of payment for goods and services by selected industries, and the use of cryptocurrencies is not anchored by any reserve currency or precious metal and is not backed by any government or commercial enterprise, the long-term value of cryptocurrencies is uncertain, which may further increase the volatility in cryptocurrency prices. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, or maintain accounts for persons or entities transacting in cryptocurrencies. Meanwhile, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrencies. The prices of cryptocurrencies can be influenced by a number of factors, including (i) their attractiveness to investors and possibility of being accepted by a wider population, which may be affected by media exposure, production costs, price volatility and regulatory pressure, (ii) an evolving and uncertain regulatory environment, and (iii) the development of blockchain technology. Several other factors can also contribute to changes in crypto price and volatility, including market sentiment, macroeconomic factors, and idiosyncratic events such as exchange outages or social media. For instance, recent industry-wide developments, including the downfall and Chapter 11 bankruptcy filings of crypto exchange FTX, crypto hedge funds Three Arrows and Genesis, and several crypto miners, have led to volatilities and drops in crypto asset prices. Any significant crypto asset market developments may continue to cause price drop and volatility, thereby impacting our business operations, financial position, and results of operations.

During the recent period from December 31, 2024 to September 3, 2025, the market price of KAS, the largest cryptocurrency we mine in terms of value, declined from US$0.1165 to US$0.084, a decrease of approximately 27.9%. The lower KAS price reduced the expected returns on our mining operations, and we accordingly slowed placements of machines into operation.

As of December 31, 2024, we owned 46,989 mining machines, of which 37,864 were in operation and 9,125 were not in operation. In comparison, as of the date of this prospectus, our subsidiaries own a total of 73,608 mining machines for operation purposes, of which 8,406 are in operation, and 65,202 are not operated. These dynamics adversely affected our mining revenue and reduced our mining machine sales for the current fiscal year 2025, as customers moderated purchasing and deployment plans. If KAS prices remain at or below recent levels, we expect continued pressure on mining margins, utilization of installed capacity, and demand for new machines. See also “Risk Factors — Risks Related to Our Business and Industry — We have a limited operating history and have grown significantly in a short period of time. If we fail to manage our growth effectively, our business could be materially adversely affected” and “Risk Factors — Risks Related to Our Business and Industry — Our revenues may be materially and adversely affected by our operational adjustments in response to fluctuations in coin prices.”

We have adopted measures to minimize the risks associated with the fluctuation in the market prices of cryptocurrencies. For example, we utilize our proprietary cloud-based mining machine management software to monitor the amount and fluctuation of the market price of cryptocurrencies mined on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined.

Prices of cryptocurrencies are volatile in nature. The following table shows the historic prices and price volatility of the specific alternative crypto assets we mine for the periods presented in this prospectus:

Cryptocurrency	Periods Mined	Fiscal Year Ended December 31, 2024			Fiscal Year Ended December 31, 2023
		High	Low	Average	High	Low	Average
		US$	US$	US$	US$	US$	US$
NIM(1)	November 2020 to November 2024	0.0074	0.0010	0.0015	0.0024	0.0006	0.0015
KAS(2)	June 2022 to December 2024	0.2079	0.0930	0.1445	0.1549	0.0043	0.0796
IRON(3)	April 2023 to September 2024	2.95	0.2752	1.1227	25	0.5620	12.7810
RXD(4)	April 2023 to December 2024	0.0030	0.0006	0.0013	0.0092	0.0004	0.0048
KLS(5)	December 2023 to September 2024	0.0285	0.0003	0.0048	0.59	0.0252	0.3076
ALPH(6)	December 2023 to December 2024	4.0400	0.8755	1.9216	1.1683	0.0465	0.6074
SEDRA(5)	February 2024 to December 2024	0.0011	0.0001	0.0003
NEXELLIA(6)	February 2024 to October 2024	0.1988	0.0001	0.0049
Cryptocurrency	Periods Mined	Fiscal Year Ended December 31, 2024			Fiscal Year Ended December 31, 2023
		High	Low	Average	High	Low	Average
		US$	US$	US$	US$	US$	US$
BUGNA(6)	March 2024 to December 2024	0.0001	0.0000	0.0000
HOOSAT(6)	March 2024 to October 2024	0.0100	0.0000	0.0005
PUG(6)	May 2024 to June 2024	0.0030	0.0000	0.0000
GRAM(5)	February 2024 to October 2024	0.0847	0.0025	0.0104

____________

(1)      Historic prices and price volatility information derived from Kucoin.com.

(2)      Historic prices and price volatility information of KAS derived from MEXC, the principal markets for this cryptocurrency.

(3)      Historic prices and price volatility information of IRON derived from Gateio, the principal markets for this cryptocurrency.

(4)      Historic prices and price volatility information of RXD derived from Coinex, the principal markets for this cryptocurrency.

(5)      Historic prices and price volatility information derived from MEXC, the principal markets for these cryptocurrency.

(6)      Historic prices and price volatility information derived from XEGGEX, the principal market for these cryptocurrencies.

We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of such cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners and leads to an increase in mining difficulty of such cryptocurrency. As the cryptocurrency market is volatile in nature, we monitor the trading prices of alternative cryptocurrencies on a constant basis, and adjust the mining ratios of different types of cryptocurrencies on a daily basis to maximize the overall rate of return.

Results of Operations

Years ended December 31, 2024 and 2023

The following table presents an overview of our results of operations for the years ended December 31, 2024 and 2023:

	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$
Revenues	302,277,581	257,268,371
Costs of revenue	174,591,671	58,095,028
Gross profit	127,685,910	199,173,343
Operating costs and expenses:
Selling expenses	702,916	1,148,308
General and administrative	7,157,554	14,570,383
Research and development	16,374,310	10,099,575
Realized loss on futures contracts	726,746	—
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	(3,653,722)	—
Impairment of property and equipment	16,297,933	—
Change in fair value of cryptocurrencies	8,446,437	(312,722)
Total operating costs and expenses	46,052,174	25,505,544
Income from operations	81,633,736	173,667,799
Other (income) expenses:
Foreign exchange loss	509,319	131,366
Other (income)/expenses, net	338,351	(37,039)
Total other expenses	847,670	94,327
Income before provision for income taxes	80,786,066	173,573,472
Current income taxes	16,757,614	34,090,755
Deferred income taxes	(2,112,353)	(278,065)
Income taxes (Recovery) expense	14,645,261	33,812,690
Net income	66,140,805	139,760,782
Foreign currency translation adjustment – gain	—	870
Comprehensive income	66,140,805	139,761,652

Comparison of the Fiscal Years Ended December 31, 2024 and December 31, 2023

Revenue, costs of sales and gross profit margin

The following table sets forth the revenue, costs of sales and gross profit margin of the Company:

Mining revenue

	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$
Revenues – mining	45,030,201	13,000,074
Costs of services	29,711,122	8,451,706
Gross profit	15,319,079	4,548,368
Gross profit margin %	34%	35%

Revenue consists of the mining of various types of cryptocurrencies. Our revenue from mining increased by US$32.0 million, or 246.38%, due to the increase in revenue generated from the mining of some cryptocurrencies, mainly KAS and ALPH, as our subsidiaries deployed more mining machines. For details, see the table below titled

“Key Performance Indicators by Cryptocurrency.” As of December 31, 2024, our subsidiaries owned a total of 46,989 mining machines, of which 37,864 were in operation, and 9,125 mining machines, including 2,412 units in transit to the U.S., were idle and not operating. The following table shows revenue/value of cryptocurrencies mined, electricity costs, depreciation and other costs, and margin of the different cryptocurrencies mined in the fiscal years ended December 31, 2024 and 2023:

	For the Year Ended December 31, 2024					For the Year Ended December 31, 2023
Cryptocurrency	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin
	(in US$)	(in US$)	(in US$)	(in US$)		(in US$)	(in US$)	(in US$)	(in US$)
ALPH	2,908,700	582,037	770,753	1,555,910	53%	—	—	—	—	—%
NIM	174,842	63,889	46,330	64,623	37%	32,874	11,578	11,109	10,187	31%
RXD	999,732	161,427	264,911	573,394	57%	—	—	—	—	—%
KLS	665,809	159,854	176,428	329,527	49%	—	—	—	—	—%
KAS	38,187,369	16,406,167	10,118,967	11,662,235	31%	9,294,807	2,568,662	3,140,944	3,585,201	39%
IRON	1,581,609	262,441	419,098	900,070	57%	3,629,731	1,462,880	1,226,576	940,275	26%
Others	512,140	143,112	135,708	233,320	46%	42,662	15,540	14,417	12,705	30%
Total	$45,030,201	$17,778,927	11,932,195	$15,319,079	34%	$13,000,074	$4,058,660	4,393,046	$4,548,368	35%

As shown on the table above, our revenues for KAS and ALPH significantly increased, as we increased the mining activities of these cryptocurrencies. For details, see the table below titled “Key Performance Indicators by Cryptocurrency.”

Our overall gross profit margin decreased from 35% for the year ended December 31, 2023 to 34% for the year ended December 31, 2024, mainly because: (i) the prices of cryptocurrencies fluctuated and the availability of cryptocurrencies of high price continued decreasing in the market; and (ii) the cost of mining cryptocurrencies continued increasing due to the increased competition in the industry. For the year ended December 31, 2024, we deployed an average of 13,241 mining machines and generated $45.0 million in revenue compared to the year ended December 31, 2023, where we deployed an average of 4,272 mining machines and generated $13.0 million in revenue; and (iii) the gross margin of KAS, the largest cryptocurrency in revenue that we mined in the fiscal year 2024, was lower than that of fiscal year 2023. For details, please refer to the table immediately below.

Our revenue is also driven by the following key performance indicators generally relevant to the cryptocurrency mining industry:

Key Performance Indicators by Cryptocurrency

Cryptocurrency	For the Year Ended December 31, 2024					For the Year Ended December 31, 2023
	Revenue (USD)	Average price (USD)	Average hash rate	Average difficulty (network)	Daily Average Number of Mining Machines Deployed	Revenue (USD)	Average price (USD)	Average hash rate	Average difficulty (network)	Daily Average Number of Mining Machines Deployed
ALPH	2,908,700	2.3914	22.23 TH/S	512,858,183	763	—	—	—	—	—
NIM	174,842	0.0015	0.89 GH/S	5,851,786	74	32,874	0.0013	0.15G/S	6,759,608	10
RXD	999,732	0.0018	9.86 TH/S	59,259,879	227	—	—	—	—	—
KLS	665,809	0.0043	11.53 TH/S	37,389,358,016,316	268	—	—	—	—	—
KAS	38,187,369	0.1440	105792.39 TH/S	618,317,697,622,501,000	11156	9,294,807	0.0165	172.47TH/s	15,445,285,936,033,500	2,274
IRON	1,581,609	2.0840	373.01 TH/S	26,635,634,664,187,100	542	3,629,731	1.1610	818.3TH/s	106,519,486,701,987,000	1,901
Others(1)	512,140	0– 0.0230	—	—	211	42,662	0.0027– 0.9485	—	—	87
Total	$45,030,201				13,241	$13,000,074				4,272

____________

(1)      Average hash rate and difficulty not disclosed as revenue generated by mining these cryptocurrencies was immaterial in the fiscal year ended December 31, 2024.

As illustrated by the table above, for all the cryptocurrencies, except IRON, with information available and the cryptocurrencies we mined in both fiscal 2024 and 2023, there were significant increases in the relevant key indicators, including average price in U.S. dollars and our average hash rate. The higher the average price, the higher the revenue we were able to generate. Hash rate is directly proportional to the profitability of a miner. The higher our average hash rate as a miner, the higher probability for us to mine a block and receive the cryptocurrency reward. Network difficulty represents how hard and time-consuming it is to find a suitable hash for each block on the blockchain. Network difficulty increases when total mining hash rate competition increases in an effort to keep the time to process a block relatively constant. When network difficulty increases, it also makes the blockchain network more expensive to mine. As a result, miner revenue will generally increase, reflecting a decreased overall margin and decreased difficulty and competition among miners in processing a block in the blockchain.

The average price of KAS, the cryptocurrency representing the highest aggregate value we mined among all cryptocurrencies mined in 2024, was $0.1440, which was significantly higher than the average prices of $0.0165 that we mined in 2023.

Cost of mining revenue

Cost of mining revenue consist primarily of the following expenses:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	US$	US$
Depreciation	9,418,435	2,639,240
Other costs	2,513,760	1,753,806
Utility expenses	17,778,927	4,058,660
Total	29,711,122	8,451,706

Our cost of revenue significantly increased by US$21.3 million, due to the combined effects of: i) an increase of US$6.8 million in depreciation since we deployed more mining machines in 2024, and ii) an increase of US$0.8 million in other costs. Other costs primarily related to logistics, duties, rental costs and labor. The increase in other costs was due to the higher operating costs as more mining machines were deployed in 2024 for mining. Our utility expenses increased significantly by US$13.7 million in 2024 compared to 2023, which was consistent with the higher average number of mining machines we employed in 2024, being 13,241 units (2023: 4,272 units).

The following table details the breakeven point for each of the material cryptocurrency assets we mined on a per unit basis:

	For the Year Ended December 31, 2024				For the Year Ended December 31, 2023
Cryptocurrency	Revenue/unit	Electricity costs/unit	Depreciation and other costs/unit	Breakeven point/unit	Revenue/unit	Electricity costs/unit	Depreciation and other costs/unit	Breakeven point/unit
	(i)	(ii)	(iii)		(i)	(ii)	(iii)
	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)	(in US$)
ALPH	2.3914	0.4785	0.6337	1.1122	—	—	—	—
NIM	0.0015	0.0005	0.0004	0.0009	0.0013	0.0004	0.0004	0.0008
RXD	0.0018	0.0003	0.0005	0.0008	—	—	—	—
KLS	0.0043	0.0010	0.0011	0.0022	—	—	—	—
KAS	0.1440	0.0618	0.0381	0.1000	0.0165	0.0052	0.0056	0.0108
IRON	2.0840	0.3458	0.5522	0.8980	1.1610	0.3625	0.3923	0.7548
Others	0.0001	0.000	0.0000	0.0001	0.0031	0.0010	0.0010	0.0020

i.       Revenue/unit represents the total revenue generated from the cryptocurrency divided by the total quantity of that particular cryptocurrency mined during the fiscal year. During the fiscal years of 2024 and 2023, the range of value for each cryptocurrency calculated on a monthly basis was as follows, respectively:

•        NIM: Fiscal 2024, $0.0011/unit to $0.0018/unit (Fiscal 2023: $0.0008/unit to $0.0018/unit)

•        KAS: Fiscal 2024, $0.1077/unit to $0.1799/unit (Fiscal 2023: $0.0055/unit to $0.1695/unit)

•        IRON: Fiscal 2024, $0.4084/unit to $7.8020/unit (Fiscal 2023: $0.6317/unit to $8.7944/unit)

•        RXD: Fiscal 2024, $0.0000/unit to $0.0021/unit (Fiscal 2023: N/A)

•        KLS: Fiscal 2024, $0.0016/unit to $0.0234/unit (Fiscal 2023: N/A)

•        ALPH: Fiscal 2024, $1.1962/unit to $2.8059/unit (Fiscal 2023: N/A)

ii.      Electricity/unit represents the total electricity costs incurred mining the cryptocurrency divided by the total quantity of that particular cryptocurrency mined during the fiscal year. During the fiscal years of 2024 and 2023, the range of costs for each cryptocurrency calculated on a monthly basis was as follows, respectively:

•        NIM: Fiscal 2024, $0.0002/unit to $0.0009/unit (Fiscal 2023: $0.0001/unit to $0.0008/unit)

•        KAS: Fiscal 2024, $0.0182/unit to $0.0852/unit (Fiscal 2023: $0.0023/unit to $0.0789/unit)

•        IRON: Fiscal 2024, $0.1151/unit to $2.7914/unit (Fiscal 2023: $0.0906/unit to $1.7232/unit)

•        RXD: Fiscal 2024, $0.0000/unit to $0.0007/unit (Fiscal 2023: N/A)

•        KLS: Fiscal 2024, $0.0005/unit to $0.0056/unit (Fiscal 2023: N/A)

•        ALPH: Fiscal 2024, $0.3295/unit to $0.7996/unit (Fiscal 2023: N/A)

iv.      Other costs in 2024 and 2023 primarily related to logistics, duties, rental costs and labor.

Sales of mining machines

	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$
Revenues – sales of mining machines	192,162,144	219,782,989
Costs of sales	81,713,511	25,389,335
Gross profit	110,448,633	194,393,654
Gross profit margin %	58%	88%

Revenues from the sales of mining machines represented 63.6% of the Company’s total revenues for the year ended December 31, 2024. Costs of sales of mining machines are primarily related to machine components we procure directly.

Revenue from sales of mining machines decreased by $27.6 million in 2024 compared to 2023, primarily due to the decline in the average per unit selling price of KAS mining machines, driven by increased competition in the market.

Cost of sales significantly increased by $56.3 million in 2024 compared to 2023, primarily due to: i) a write off of obsolete mining machines and machine components totaling $24.1 million in 2024; ii) an inventory provision of $12.6 million, recognized based on a net realizable value assessment following the decline in KAS prices; and iii) the remaining increase attributable to the higher volume of machines sold in 2024 (102,849 units) compared to 2023 (67,998 units).

As a result, gross margin decreased from 88% in 2023 to 58% in 2024.

Hosting revenue

	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$
Revenues	6,247,292	482,186
Costs of hosting revenue	4,897,740	488,837
Gross profit	1,349,552	(6,651)
Gross profit margin %	21.6%	(1.4)%

Hosting revenue accounted for a small portion of the Company’s total revenue. The higher revenue in 2024 was primarily due to the business only being launched in second half of 2023, during which period hosting activities remained limited.

As hosting revenue increased significantly in 2024, the associated cost of services also increased accordingly.

The increase in gross margin in 2024 reflects the maturation of the business. In contrast, the gross margin in 2023 was not representative of the economic potential of this line of business, as operations were still in the early ramp-up phase.

Mining Pool Revenue

	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$
Revenues	58,837,944	24,003,122
Costs of mining pool revenue	58,269,298	23,765,150
Gross profit	568,646	237,972
Gross profit margin %	1.0%	0.99%

Revenues from operating our mining pools represented 19.5% of the Company total revenues for the year ended December 31, 2024. Costs of mining pool revenue primarily related to consideration, including the allocated block rewards and transaction fees, paid to mining pool participants.

The increase in mining pool revenue in 2024 was primarily due to the business being launched in the second half of 2023. As a result, revenue in 2023 reflected only a partial year of operations.

As mining pool revenue increased significantly in 2024, the associated cost of services also increased accordingly.

Gross margin in 2024 remained consistent with 2023, reflecting the typical earnings percentage the Company expects to generate from this line of business.

The following table shows revenue/value of cryptocurrencies mined and margin of the different cryptocurrencies mined related to the operations of our mining pools in the fiscal year ended December 31, 2024:

Cryptocurrency	Revenue/ Value of cryptocurrencies mined	Margin	% of margin
	(in US$)	(in US$)
KAS	53,833,043	538,330	1.0%
Others	5,004,901	30,315	—%
Total	$58,837,944	$568,972	1.0%

As shown on the table above, 91.49% of our revenue for mining pools was generated from KAS.

The following table shows revenue/value of cryptocurrencies mined and margin of the different cryptocurrencies mined related to the operations of our mining pools in the fiscal year ended December 31, 2023:

Cryptocurrency	Revenue/ Value of cryptocurrencies mined	Margin	% of margin
	(in US$)	(in US$)
KAS	23,978,628	237,972	1.0%
Others	24,494	—	—%
Total	$24,003,122	$237,972	1.0%

Operating expenses

Our operating expenses consist of general and administrative expenses, which consist primarily of the following expenses:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	US$	US$
Employee bonuses	74,839	10,593,544
Office expenses	412,375	153,679
Rental expenses	243,923	71,415
Salary and benefits	1,727,494	550,883
Technical services and maintenance	13,739	28,022
Travel expenses	360,847	94,422
Utilities expenses	27,163	26,821
Management services	74,930	32,199
Meal & entertainment	76,177	10,297
Professional fees	1,375,160	537,566
Other expenses	67,888	5,049
Depreciation	11,972	290,269
Merchant service charges	2,691,047	2,176,217
Total	7,157,554	14,570,383

Our general and administrative (“G&A”) expenses significantly decreased by US$7.4 million from 2023 to 2024, which was primarily due to: (i) a significant decrease of US$10.5 million in employee bonuses as the bonuses paid in 2023 were discretionary in nature. The decrease in bonus in 2024 was offset by (i) a significant increase of US$1.2 million in salary and benefits in 2024 to accommodate the expansion of business; (ii) an increase of US$0.8 million in professional fees; and (iii) an increase of $0.51 million in merchant service charges due to the increased business activity.

Research and development expenses

During the year ended December 31, 2024, we incurred US$16.4 million in research and development (“R&D”) expenses primarily related to the development of our own ASIC chips for mining machines, representing an increase of US$6.3 million compared to US$10.1 million incurred in 2023. In 2023, US$7.8 million of the R&D expenses were associated with ASIC chip development, while the remaining US$2.3 million related to bonuses granted to the R&D team.

Income Tax

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

United States

Under the current Delaware State and U.S. federal income tax, the Company’s Delaware limited liability company (“LLC”) subsidiaries, Bgin Infrastructure US and Bgin Management, are subject to the Delaware State franchise tax. The Delaware franchise tax rate is a flat rate of US$300 for calendar years 2024 and 2023. The Company’s subsidiaries, Bgin Infrastructure US, Bgin Management and Bgin Mining were subject to 7.25% and 7.5% Nebraska state income tax for the years ended December 31,2024 and 2023. Bgin Infrastructure US and Bgin Management are also subject to 21% federal income tax for the years ended December 31, 2024 and 2023.

Bgin HK is authorized to conduct business in the State of Nebraska and the State of West Virginia. Bgin HK is subject to Nebraska state current income tax generated in the state at the rate of 5.58% for first taxable income of US$100,000 and 7.25% for taxable income above US$100,000 for the years ended December 31, 2024 (2023: 7.5%). Bgin HK is subject to West Virginia State income tax at a rate of 6.5% for the year ended December 31, 2023. Bgin HK is also subject to federal income tax at a flat rate of 21% for the years ended December 31, 2024 and 2023.

Hong Kong

The Company’s assessable profits in respect of its Hong Kong operations were subject to Hong Kong profit tax at the applicable income tax rate of 8.25% for the first HK$2.0 million assessable profits and the remaining assessable profits at the tax rate of 16.5%.

The Company’s income tax expense decreased by US$19.2 million in the year ended December 31, 2024 compared to 2023, mainly due to the decrease in profit before tax of US$92.8 million in 2024 compared to 2023.

Singapore

Under the current income tax laws of Singapore, the Company’s two subsidiaries located in Singapore, Bgin Singapore and Bgin SG, are subject to the general corporate income tax rate of 17%. However, under the partial tax exemption scheme, the first SGD10,000 of chargeable income is taxed at 4.25%, the next SGD 190,000 is taxed at 8.50%, and any chargeable income exceeding SGD200,000 is taxed at the standard rate of 17%. In September 2024, Bgin SG was granted a preferential tax rate of 10%, which will apply to its future income tax calculations.

Net Income

As a result of the factors described above, our net income for the fiscal year ended December 31, 2024 was US$66.1 million, compared to the net income of US$139.8 million for the year ended December 31, 2023, representing a decrease in net income of US$73.7 million.

Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by our business activities. As of December 31, 2024 and 2023, we had US$114.8 million and US$46.7 million, respectively, in cash, which primarily consist of cash deposited in banks.

The Company’s working capital requirements mainly consist of the cost of revenue, general and administrative fees, and research and development activities (see above operating expenses disclosure). We believe that our current cash and cash equivalents and our anticipated cash flows from investing activities will be sufficient to meet our anticipated working capital requirements and capital expenditures at least for the next 12 months from the date of this prospectus.

Cash Flow Summary

Years Ended December 31, 2024 and December 31, 2023

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	US$	US$
Net cash used in operating activities	(199,337,316)	(31,285,401)
Net cash provided by investing activities	267,983,491	77,741,089
Net cash used in financing activities	(538,686)	(361,584)
Effect of exchange rate changes on cash	—	1,024
Net increase in cash and cash equivalents	68,107,489	46,095,128
Cash and cash equivalents at beginning of year	46,696,859	601,731
Cash and cash equivalents at end of year	114,804,348	46,696,859

We had a balance of cash and cash equivalents of US$114.8 million as of December 31, 2024, compared with a balance of US$46.7 million as of December 31, 2023. We mainly derived our cash inflow from investing activities.

Operating Activities:

Net cash used in operating activities was US$199.3 million for the year ended December 31, 2024, compared to net cash used in operating activities of US$31.3 million for the year ended December 31, 2023, representing a US$168.1 million increase in the net cash outflow for operating activities. The increase in net cash outflow for operating activities was primarily due to the following reasons:

1)      We had net income of US$66.1 million for the year ended December 31, 2024. For the year ended December 31, 2023, we had net income of US$139.8 million, which led to a US$73.6 million decrease in net cash inflow for operating activities.

2)      Change in non-cash items, including depreciation expenses, inventory provision and write-off, impairment of property and equipment, change in fair value of cryptocurrencies, realized loss on futures contracts, cryptocurrencies mined, loss on disposal of fixed assets, employee compensation settled by cryptocurrencies, expenses settled by cryptocurrencies, cryptocurrencies paid to mining pool participants, cryptocurrencies received from sales of mining machines, cryptocurrencies received from hosting revenue, rewards earned from crypto short-term investments, expense of deferred issuance costs and deferred income taxes, was US$158.1 million cash outflow in total for the year ended December 31, 2024. For the year ended December 31, 2023, change in non-cash items was US$194.7 million cash outflow, which led to a US$36.6 million decrease in net cash outflow from operating activities.

3)      Change in accounts receivable provided US$2.8 million in net cash inflow for the year ended December 31, 2024. For the year ended December 31, 2023, change in accounts receivable used US$2.8 million, which led to a US$5.6 million increase in net cash inflow from operating activities.

4)      Change in inventories used US$120.8 million in net cash outflow for the year ended December 31, 2024. For the year ended December 31, 2023, change in inventories used US$3.5 million, which led to a US$117.3 million increase in net cash outflow from operating activities.

5)      Change in prepaid expenses and other assets used US$2.7 million in net cash outflow for the year ended December 31, 2024. For the year ended December 31, 2023, change in prepaid expenses used net cash outflow of US$7.5 million, representing a US$4.8 million decrease in net cash outflow from operating activities.

6)      Change in other receivable used US$7.5 million net cash outflow for the year ended December 31, 2024. For the year ended December 31, 2023, change in other receivable used net cash outflow of US$1.0 million, which led to a US$6.5 million increase in net cash outflow from operating activities.

7)      Change in accounts payable and accrued liabilities provided US$5.2 million in net cash inflow for the year ended December 31, 2024. For the year ended December 31, 2023, change in accounts payable and accrued liabilities provided US$3.5 million, which led to a US$1.7 million increase in net cash inflow from operating activities.

8)      Change in contract liabilities used US$0.3 million in net cash outflow for the year ended December 31, 2024. For the year ended December 31, 2023, change in contract liabilities provided US$0.4 million, which led to a US$0.7 million decrease in net cash inflow from operating activities.

9)      Change in tax payable provided US$16.4 million of net cash inflow for the year ended December 31, 2024. For the year ended December 31, 2023, change in tax payable provides $34.1 million, which led to a US$17.7 million decrease in net cash inflow from operating activities.

Investing Activities:

Net cash generated from investing activities was US$268.0 million for the year ended December 31, 2024, which was attributable to the combined effect of (i) cash used for the purchase of property and equipment in the amount of $13.0 million, and (ii) $281.0 million in proceeds generated from the sales of cryptocurrencies.

Net cash generated from investing activities was US$77.7 million for the year ended December 31, 2023, which was attributable to the combined effect of (i) cash used for the purchase of property and equipment in the amount of $6.7 million, and (ii) $84.4 million in proceeds generated from the sales of cryptocurrencies.

Financing Activities:

For the year ended December 31, 2024, the Company had net cash used in financing activities of US$0.5 million, which was primarily attributable to the combined effect of (i) the initial public offering cost of $0.4 million, and (ii) $0.1 million repayment to related parties.

For the year ended December 31, 2023, the Company had net cash used by financing activities of US$0.4 million, which was primarily attributable to the combined effect of (i) the Company’s proposed initial public offering expenses of $0.5 million, and (ii) $0.1 million from repayments of related parties.

Analysis of Items with Major Changes on the Consolidated Balance Sheets

	December 31, 2024	December 31, 2023
	US$	US$
Assets
Current Assets
Cash and cash equivalents	114,804,348	46,696,859
Accounts receivable, net	—	2,807,030
Inventories	12,491,133	3,534,937
Prepaid expenses	9,188,914	6,741,612
Other receivables	8,945,986	1,443,351
Deferred issuance costs	795,797	962,305
Due from related parties	101,336	32,006
Intangible assets – cryptocurrencies	32,143,476	116,081,331
Rights to receive cryptocurrencies	16,193,593	—
Total current assets	194,664,583	178,299,431
Non-current assets
Deposits and other non-current assets	1,834,897	1,584,725
Right-of-use assets, net	431,707	346,661
Deferred income tax assets	2,112,353	—
Property and equipment, net	71,744,370	11,435,893
Total assets	270,787,910	191,666,710

	December 31, 2024	December 31, 2023
	US$	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	7,190,436	3,772,478
Taxes payable	51,845,186	35,476,333
Due to related party	10,363	485,587
Other payables	281,898	682,241
Contract liabilities	952,340	1,980,569
Operating lease liability – current	322,388	167,136
Total current liabilities	60,602,611	42,564,344
Operating lease liability – non-current	123,015	180,887
Total liabilities	60,725,626	42,745,231
Shareholders’ equity
Retained earnings	209,954,196	149,021,949
Accumulated other comprehensive income	(244,059)	(244,059)
Total shareholders’ equity	209,710,137	148,777,890
Non-controlling interest	352,147	143,589
Total liabilities and shareholders’ equity	270,787,910	191,666,710

Cryptocurrencies

The carrying amount of cryptocurrencies decreased by US$83.9 million from US$116.1 million as of December 31, 2023 to US$32.1 million as of December 31, 2024 mainly due to the significant increase in the frequency of cryptocurrency-to-fiat currency conversion during 2024.

Prepaid expenses

Prepaid expenses as of December 31, 2024 and 2023 primarily represent prepaid expenditures for materials and utilities. The prepaid expense balance increased by US$2.4 million due to our increased mining operations.

Accounts receivables

Accounts receivable was related to sales of mining machines. The accounts receivables balance decreased by US$2.8 million because we have fully collected balance in 2024.

Inventory

Inventory was related to sales of mining machines. The significant increase of US$9.0 million in inventory balance was because we only started the business of sale of mining machines in April 2023 and the accumulation of inventory due to change in the demand for mining machines in fiscal 2024.

Property and equipment

The carrying amount of property and equipment increased by US$60.3 million from US$11.4 million as of December 31, 2023 to US$71.7 million as of December 31, 2024 due to the combined effect of (i) additions of mining machine, other equipment and assembly-in-progress mining equipment valued at US$58.4, US$2.0, US$27.7 million, (ii) depreciation charge for the year ended December 31, 2024 of US$9.7 million, (iii) impairment charge of US$16.3 million and (iv) the disposal of mining machines valued at US$1.9 million.

Accounts payable

Accounts payable was primarily related to trade payables and salaries payable, and the increase of US$3.4 million from US$3.8 million as of December 31, 2023 to US$7.2 million as of December 31, 2024 was primarily due to the expansion of mining site operation for mining activities, including material purchase for mining machine production.

Contract liabilities

Contract liabilities were primarily related to sales of mining machines and hosting services, and the balance decreased by US$1.0 million from US$2.0 million as of December 31, 2023 to US$1.0 million as of December 31, 2024 was primarily due to the service provided in 2024.

Commitments and contractual obligations

The Company did not have significant commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

Critical accounting policies and estimates

We believe it is helpful for readers to understand the critical accounting policies underlying our financial statements. Please refer to Note 2 of our consolidated financial statements included elsewhere in this prospectus for details of our critical accounting policies. The areas that require significant judgment and estimate for our consolidated financial statements include revenue recognition, cryptocurrencies, net realizable value of inventory and impairment of long-lived assets as follows:

Revenue recognition

i) Cryptocurrency mining

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

(i)     Step 1: Identify the contract with the customer

(ii)    Step 2: Identify the performance obligations in the contract

(iii)   Step 3: Determine the transaction price

(iv)   Step 4: Allocate the transaction price to the performance obligations in the contract

(v)    Step 5: Recognize revenue when the Company satisfies a performance obligation

Company’s own mining machines

The Company maintains and operates its own mining machines by connecting to the blockchain networks to provide transaction verification services to solve the algorithms. As an operator, the Company provides transaction verification services to the transaction requestor, in addition to the blockchain network. Transaction verification services are an output of the Company’s ordinary activities. Therefore, the Company views the transaction requestor as a customer and recognizes the transaction fees as revenue from contracts with customers under ASC 606. The blockchain network is not an entity such that it may not meet the definition of a customer. However, the Company has concluded that it is appropriate to apply ASC 606 by analogy to block rewards earned from the blockchain network. The Company is entitled to the block rewards from the blockchain network upon each successful validation of a block. The Company is also entitled to the transaction fees paid by the transaction requester payable in cryptocurrency for each successful validation of a block. The Company assessed the following factors in the determination of the inception and duration of each individual contract to validate a block and satisfaction of its performance obligation as follows:

•        For each individual contract, the parties’ rights, the transaction price, and the payment terms are fixed and known as of the inception of each individual contract.

•        The transaction requestor and the blockchain network each have a unilateral enforceable right to terminate their respective contracts at any time without penalty.

•        For each of these respective contracts, contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction; and each respective contract contains a single performance obligation to perform a transaction validation service and this performance obligation is satisfied at the point-in-time when a block is successfully validated.

The Company recognizes revenue at the point-in-time when the block is successfully validated. In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for the cryptocurrency determined using the Company’s primary trading platform for that particular cryptocurrency at the time the Company successfully validates a block.

Mining pools operated by the Company

During the year ended December 31, 2023, the Company established a mining pool and engaged unrelated third-party mining participants (“pool participants”) to contribute hash calculations, and in exchange, remitted transaction fees and block rewards to pool participants on a pro rata basis according to each respective pool participant’s contributed hash calculations. The HumPool wallet (owned by the Company as Operator) is recorded on the distributed ledger as the winner of proof of work block rewards and assignee of all validations and, therefore, the transaction verifier of record.

Revenue recognition for the mining pools operated by the Company follows the same revenue recognition policy above for mining with the Company’s own mining machines.

The pool participants entered into contracts with the Company. The pool participants contribute their hash calculations in the mining pools maintained by us. These third-party pool participants do not create and/or propose individual blocks to be broadcasted to the blockchain. The mining pools require the participants to direct their hashing rates to nonce ranges specified by the mining pools in order to earn a reward from the pool. As such, they do not directly enter into contracts with the network or the requester and were not known verifiers of the transactions assigned to the pool. Therefore, the Company determined that it controls the service of providing transaction verification services to the network and requester. Accordingly, the Company records all of the transaction fees and block rewards earned from transactions assigned to HumPool as revenue, and the portion of the transaction fees and block rewards remitted to HumPool participants as cost of revenues.

In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for the cryptocurrency determined using the Company’s primary trading platform for that particular cryptocurrency at the time the Company successfully validates a block.

ii) Sale of mining machines

The Company recognizes revenue using ASC 606 for sale of mining machines. The Company enters into sales contract with customers and the sale of mining machines is the only performance obligation. Revenue is recognized based on the transaction prices stipulated in the sales contract and at a point in time when the control, being the point of time of delivery, of the mining machines is transferred to the customers.

The sales price in the contract is stipulated in U.S. dollars. Customers are allowed to settle contracts using the equivalent amount in USDT cryptocurrency. The Company measures the estimated fair value of the USDT non-cash consideration at contract inception, which is at the time when the sales contract is entered into with the customer. For customers who settled the contract using USDT, there was no gain or loss recognized between the fair value of the USDT we received and the amount receivable from the contract since the exchange ratio between USDT and USD was 1:1 at the time of settlement.

Contract liabilities represented the amounts prepaid by customers for future purchases of our mining machines.

iii) Hosting services

In general, we provide hosting to cryptocurrency miners (the “customer”). A customer pays us monthly fees for the specific amount of power utilized multiplied at fixed rates specified in each contract. There are only two performance obligations between the Company and the customer within the hosting arrangement, which are: 1) machine setup (stacking) service, and 2) monthly hosting service. These two services are distinct services to our customers. Each performance obligation has its own transaction price stated in the contract. For machine setup service, it is based on a small one-time fixed fee. For monthly hosting service, it is based on a fixed electricity rate stated in the contract multiplied by the actual electricity consumed by the customer’s mining machines. For machine setup service, revenue is recognized at the point in time when the machine is stacked on the shelf and connected to our hosting service platform. For hosting service, revenue is recognized over time since the customer consumes/receives the benefits simultaneously when the hosting service is provided by the Company to the customer over a period of time.

Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities, sales of mining machines and provision of hosting services are accounted for in connection with the Company’s revenue recognition policy disclosed above.

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying consolidated statements of cash flows. Although cryptocurrencies awarded to the Company through its mining activities, and cryptocurrencies received from sales of mining machines and hosting services are noncash items, they are included within operating activities in the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in operating costs and expenses in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first-in-first-out (“FIFO”) method of accounting.

Pre-adoption of ASU 2023-08

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. Before the adoption of ASU 2023-08 effective January 1, 2023, an intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. The Company has elected not to use this qualitative assessment option and proceed to the quantitative assessment directly. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The Company compares the carrying value of each cryptocurrency to its subsequent market price on a daily basis. When the carrying value is higher than the daily lowest market price on a certain date, the cryptocurrency is deemed impaired and its carrying value is impaired to the lowest market price on that date.

Post-adoption of ASU 2023-08

Following the adoption of ASU 2023-08 effective January 1, 2023, the Company measures digital assets at fair value, which is the quoted price of the cryptocurrency based on its principal market, with changes recognized in operating expenses in the Consolidated Statement of Comprehensive Income (Loss).

Net realizable value of inventory

During the year ended December 31, 2024, the Company recorded an inventory provision of $12,645,248 and write-off of $24,063,104 (2023: $nil) as a result of its net realizable value analysis. The analysis identified certain obsolete and slow-moving inventory items whose estimated selling prices had declined below cost. The write-down is included in cost of sales on the consolidated statements of operations.

Management conducted the net realizable analysis based on factors such as recent sales prices, inventory turnover, market trends, and expected future demand.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets.

During the year ended December 31, 2024, the Company identified certain indicators of potential impairment related to specific long-lived assets within its miners and mining equipment, primarily due to decreased market price of KASPA mining machines. In accordance with ASC 360-10-35, the Company performed a recoverability test by comparing the carrying amount of the asset group to the sum of the undiscounted expected future cash flows. Based on this analysis, the discounted future cash flows is lower than the carrying amount of $78,955,470 of the related assets, and as such, an impairment charge of $16,297,933 was recorded.

The key assumptions used in the recoverability analysis included:

•        Estimated useful life of the assets is 2 years.

•        Future KASPA price was derived using Monte Carlo simulation model.

•        Operating costs and capital expenditures projected based on historical performance and expected adjustments.

•        Income tax rate of 28.5%

Off-balance sheet commitments and arrangements

The Company had not entered into any material off-balance sheet transactions or arrangements as of the date of the prospectus.

INDUSTRY

Unless otherwise noted, all the information and data presented in this industry section have been derived from an industry report from Frost & Sullivan entitled “Global Blockchain and Cryptocurrency Market.” Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF THE GLOBAL BLOCKCHAIN AND CRYPTOCURRENCY MARKET

Definition and Introduction of Blockchain and Cryptocurrency

Blockchain technology was first introduced in 2008. It refers to a distributed ledger technology that is programmed to maintain records of financial and non-financial transactions of any value. Blockchain is a distributed database that maintains records in the form of blocks. Each block has a timestamp and a link to a previous block. The recorded data in blocks cannot be altered or tampered. The entire process is completed in real time by eliminating the need for any central authority or a third-party financial institution to verify the transactions. It allows every node to create immutable data, a transparent record of transactions and peer-to-peer transactions in an efficient, secure and trust-free manner. Blockchain can be applied to various industries and activities, such as financial services, digital identification and authentication, supply chain communication and others.

Total Market Capitalization of Cryptocurrencies

According to the Frost & Sullivan Report, the market capitalization of a type of cryptocurrency refers to the total value of such cryptocurrency that has been mined. According to the Frost & Sullivan Report, as of December 31, 2019, 2020, 2021, 2022, 2023 and 2024, the total aggregate market capitalization of cryptocurrency was approximately US$193 billion, US$763 billion, US$2,251 billion, US$795 billion, US$1,650 billion, and US$3,264 billion, respectively, evidencing a CAGR from 2019 to 2024 of 76%. As of December 31, 2024, Bitcoin, Ethereum, and alternative cryptocurrencies accounted for approximately 57%, 12%, and 31% of the total market capitalization of cryptocurrencies, respectively.

According to the Frost & Sullivan Report, alternative cryptocurrencies refer to the emerging cryptocurrencies other than Bitcoin and Ethereum. The emergence of alternative cryptocurrencies has made a significant contribution to the total market capitalization of cryptocurrency. The market capitalization of alternative cryptocurrencies increased from approximately US$46.8 billion as of December 31, 2019 to approximately US$1,009.4 billion as of December 31, 2024, representing a CAGR of 85%, according to the Frost & Sullivan Report.

Bitcoin

Bitcoin is a decentralized digital currency, without a central bank or single administrator, that can be sent from user to user on the peer-to-peer bitcoin network without the need for intermediaries. Transactions are verified by network nodes through cryptography and recorded in a public distributed ledger called a blockchain. The cryptocurrency was invented in 2008 by an unknown person or group of people using the name Satoshi Nakamoto. The currency was launched in 2009 when its implementation was released as open-source software. To encourage more transactions through the network and further develop the underlying blockchain, mechanisms have been set up as a part of the original cryptocurrency algorithm to incentivize the participants in the verification of transactions and the creation of more nodes to the blockchain, which are referred to as “mining.”

Bitcoin is often characterized by its distributed nature, cryptographic security, open-source code, and tamper-proof properties, and has multiple advantages due to these characteristics. Based on the vast computing power of the Bitcoin network, Bitcoin has become the most secured public blockchain network, and consequently many other smaller blockchain networks have chosen to associate themselves with it, in order to enjoy the security provided by the strong computing power. The blockchains of many other cryptocurrencies also are tied to the blockchain of Bitcoin.

Since the Bitcoin system is purely peer-to-peer and decentralized, there is no need for Bitcoin users to trust or receive permission from any specific person or organization to participate in the Bitcoin network. When compared with other forms of online payment, Bitcoin is considered more efficient, especially for cross-border transactions. A Bitcoin transaction can take from ten minutes to a few hours depending on a few factors including block sizes, transaction sizes and number of transactions, which is still much faster than traditional international transfers or bank checks that can take from three to five days to clear.

Moreover, as all of the Bitcoin transactions are transparent and irreversible, it can effectively reduce the risk of fraudulent payment reversals and chargebacks. As the largest and most secure public blockchain network, the adoption of Bitcoin has proven the efficacy of blockchain technology. Further development and popularization of Bitcoin will help to expand the blockchain industry and ecosystem. The massive amount of computing power required to operate the Bitcoin network will continue to drive the development and innovation of semiconductor solutions for complex computational problems.

The Bitcoin network operates based on several core protocols that ensure its functionality and security. Transaction verification involves the consensus of the longest chain as the correct one by the network nodes, ensuring the integrity of the blockchain. The finite supply of Bitcoin is capped at 21 million coins, a limit set by Satoshi Nakamoto to prevent inflation and stabilize its value, akin to gold. The adjustment of mining difficulty is made every 2,016 blocks to maintain a consistent block discovery rate, with the difficulty increasing or decreasing based on the time taken to find the previous blocks. Lastly, the reward schedule for miners is designed to decrease by 50% every 210,000 blocks, which has reduced the block reward to 6.25 Bitcoins as of 2020, promoting a sustainable and predictable issuance rate. As of 2024, the current block reward for Bitcoin mining is 3.125 BTC per block. This reduction occurred due to the Bitcoin halving event on April 19, 2024, which cut the block reward from 6.25 BTC to 3.125 BTC, promoting a sustainable and predictable issuance rate. These protocols collectively contribute to Bitcoin’s decentralized, cryptographically secure, open-source, and tamper-proof nature.

The market potential for Bitcoin is significant, driven by regulatory changes worldwide that are easing restrictions and creating a healthier environment for cryptocurrency, with countries like China, Canada, the European Union, and the Middle East leading the charge. The U.S.’s pro-crypto leadership is also set to accelerate institutional activity, particularly through Bitcoin Exchange-traded Funds. Technological innovations, including advancements in blockchain utility and layer-2 solutions, are expected to enhance Bitcoin’s scalability and efficiency, making it more suitable for everyday transactions and large-scale adoption. Bitcoin had a remarkable 2024, showing a 126% return year-to-date as of January 2025, outpacing traditional markets. Experts predict continued growth for Bitcoin in 2025, with some forecasting a potential value of $150,000-$200,000 by year-end, and others expecting it to reach $200,000 by the end of 2025, highlighting the likelihood of sustained institutional investment.

Cryptocurrency Industry Value Chain

According to the Frost & Sullivan Report, the cryptocurrency ecosystem consists of five major elements, including hardware supply, mining farms, operation of mining pools, trading and payment. Hardware suppliers mainly focus on mining integrated circuit (“IC”) design and mining machine manufacturing as well as sales of mining machines. Mining farms usually refer to physical mining sites where operators offer customers custodian services for their mining hardware or provide computing power rental services. Operation of mining pools refers to services that enable miners to contribute their computing power and split mining rewards. Trading refers to services provided by cryptocurrency exchanges for consumers to buy and sell cryptocurrencies. Payment refers to services provided by cryptocurrency payment processors, which enables merchants and businesses to receive payments in cryptocurrencies from individuals for goods sold and services rendered.

OVERVIEW OF GLOBAL ALTERNATIVE CRYPTOCURRENCY MINING MACHINE MARKET

Overview of Major Types of Chips for Alternative Cryptocurrency Mining Machines

According to the Frost & Sullivan Report, the major types of chips for alternative cryptocurrency mining machines include:

Major Types of Chips	Description and Characteristics of the Chips
ASIC Chip	• ASIC is designed to run a specific algorithm with fast speed, but the algorithm it runs cannot be changed. The prices of ASIC chips are typically higher than other types of chips.
GPU Chip

•   The primary purpose of GPU is graphics rendering. GPU can produce hashes faster compared to central processing unit (“CPU”) but slower compared to FPGA and ASIC.

•   GPU is adaptable, and its algorithms can be changed. GPU chips are user-friendly, and their prices are lower compared to ASIC chips and FPGA chips.

FPGA Chip

•   FPGA stands for Field Programmable Gate Array. Unlike CPU, FPGA is a blank digital circuit. Users can design the digital circuit for a FPGA chip.

•   Similar to GPU, the algorithms of FPGA can also be changed. However, unlike GPU, users need to build both the digital circuit design and the software.

The following table shows the comparison of major types of mining machines for alternative cryptocurrencies, according to the Frost & Sullivan Report:

	ASIC Chip	GPU Chip	FPGA Chip
Chip Definition	• Chipsets that are optimized to perform one specific function	• Chips designed to do repetitive calculations (typically for video graphics)	• Chips that are designed to be reprogrammable by the user
Mining Algorithms	• SHA256 • Others	• Ethash • Equihash • Cuckaroo29 • Others	• Can be programmed to work for any mining algorithms

	ASIC Chip	GPU Chip	FPGA Chip
Power Efficiency	• High	• Low	• Medium
User Friendliness	• High	• Medium	• Low
Adaptability	• Low	• Medium	• High
Pros	• Best performance • Most energy efficient • Fully customizable	• Highly parallel • Uses popular AI framework	• Reconfigurable functionality • Good for constantly evolving workloads
Cons	• Expensive • Not flexible • Quickly outdated	• Less efficient than FPGA and ASIC • Scalability • Inefficient unless fully utilized	• Difficult to program and set up • No major AI framework

Market Capitalization of Selected Alternative Cryptocurrencies

According to the Frost & Sullivan Report, the total market capitalization of selected alternative cryptocurrencies, including CKB, HNS, TRB, and DGB (ODO), DERO, TONCOIN, NIM, KAS and RXD has increased from approximately US$74 million as of December 31, 2019 to approximately US$18,020 million as of December 31, 2024, representing a CAGR of 200%. The selected alternative cryptocurrencies were included because the Company generated material amount of revenue during the fiscal years ended December 31, 2020, 2021, 2022, 2023 and 2024 from mining these types of cryptocurrencies. We did not mine CKB, HNS or TRB in the fiscal year ended December 31, 2022 and we did not mine CKB or HNS in the fiscal year ended December 31, 2021. For a detailed list of all the types of cryptocurrencies we mined during the fiscal years ended December 31, 2020, 2021, 2022, 2023 and 2024, see table below under “— Competitive Landscape of Global Alternative Cryptocurrency Mining Market.”

The total market capitalization of selected alternative cryptocurrencies, including CKB, HNS, TRB, DGB (ODO), DERO, TONCOIN, NIM, KAS and RXD, has increased from approximately US$74 million on December 31, 2019 to approximately US$18,020 million on December 31, 2024, representing a CAGR of 200%.

Dogecoin

Dogecoin was created in December 2013 by Jackson Palmer, a product manager at Adobe, and Billy Markus, a software developer at IBM. It was initially intended to satirize the cryptocurrency hype at the time and was based on the popular “Doge” meme, featuring a Shiba Inu dog. The coin was launched on December 6, 2013. By December 19, 2013, its value jumped 300%, partly due to China’s policy to forbid its banks from investing in cryptocurrency. Initially, it used a randomized block mining reward, which was changed to a static reward in March 2014. Dogecoin’s code was based on Luckycoin, which was derived from Litecoin, and it uses Litecoin’s Scrypt technology and proof-of-work (“PoW”) on its blockchain.

In the summer of 2019, Dogecoin gained more attention when the crypto exchange Binance listed the coin. As of May 2024, Dogecoin’s market capitalization was nearly $24.39 billion. Its infrastructure has been slowly gaining traction with fans and developers, and it continues to operate and trade due to its active community of miners. The coin also gained significant popularity through various charity initiatives and online tipping on social media platforms, with notable endorsements from high-profile individuals like Elon Musk.

Dogecoin employs blockchain technology, ensuring a decentralized and secure system for storing transaction information on a public ledger maintained by nodes. It uses an Auxiliary Proof-of-Work (“AuxPOW”) consensus to mine new units, integrated with the Litecoin network, leveraging Litecoin’s mining work for Dogecoin transactions. This mechanism mirrors Litecoin’s mining difficulty and throughput, enhancing transaction processing efficiency. Dogecoin is known for its fast transaction speeds and low fees, making it an efficient option for peer-to-peer payments. Its low transaction costs and quick processing times allow users to send money seamlessly, whether for small personal transfers or international remittances. Compared to traditional banking systems or other cryptocurrencies, Dogecoin offers an affordable and straightforward alternative, especially for smaller transactions that might otherwise be uneconomical due to high fees.

Dogecoin has a wide range of applications, particularly excelling in peer-to-peer payments due to its efficiency as a digital currency, making transactions easy and affordable. It is also a popular tool for tipping online content creators on platforms like Reddit and Twitter, fostering stronger engagement and support among fans. This aligns with Dogecoin’s grassroots and community-oriented ethos. Furthermore, Dogecoin has been utilized for crowdfunding and charitable initiatives, such as raising funds to sponsor the Jamaican bobsled team’s trip to the 2014 Winter Olympics, reinforcing its image as a currency of goodwill and creativity. Additionally, Dogecoin shows potential in the metaverse, non-fungible tokens (“NFTs”), and blockchain games, where it is used for asset transfers within the Dogecoin ecosystem.

Dogecoin differs from Bitcoin in terms of total supply, as it has an uncapped supply with no limit on the number of coins that can be mined and circulated. With a 1-minute block time, approximately 14.4 million Dogecoins enter circulation daily. Regarding halving, Dogecoin had halvings until 2015, which occurred every 100,000 blocks or every 69 days. However, since 2015, periodic Dogecoin halvings have stopped as the meme coin became more like a spending currency than a deflationary store of value. Since then, Dogecoin’s price appreciation has been more closely tied to Bitcoin’s halvings.

Despite its short history, Dogecoin is anticipated to endure for a considerable time due to strong community support, cultural significance, practical applications, and market resilience. It boasts a loyal and active community that contributes to its development and infrastructure, making it a cultural phenomenon recognized cryptocurrency worldwide. Its playful nature and grassroots origins have endeared it to a wide audience, and various initiatives and endorsements have solidified its mainstream presence. Beyond its meme status, Dogecoin has evolved to have practical applications like peer-to-peer payments, tipping, crowdfunding, and potential use in emerging technologies such as the metaverse and blockchain games, demonstrating its value and utility. Despite being a meme coin and subject to volatility, Dogecoin has shown market resilience, weathering various market cycles and continuing to attract investors and users, with its position as a top-10 contender by global market capitalization indicating its significance and potential for sustained presence in the market.

KAS

Kaspa (“KAS”) is a relatively new cryptocurrency launched in 2021 and designed to address scalability issues in traditional blockchain networks. It utilizes the innovative GHOSTDAG protocol, a modification of Directed Acyclic Graph (“DAG”), enabling faster block times (1 second) and higher transaction throughput compared to Bitcoin’s 10-minute block time. The project quickly gained traction due to its robust PoW consensus mechanism and strong security features, and by 2022, Kaspa had grown a dedicated community of miners, developers, and supporters. In 2023, the network began to explore applications in decentralized finance (“DeFi”), NFTs, and gaming. Despite its short history, Kaspa’s commitment to decentralization, high scalability, and growing ecosystem positions it as a promising long-term player in the cryptocurrency space.

Utilizing a PoW consensus mechanism akin to Bitcoin, Kaspa offers robust security against attacks such as 51% attacks. Its GHOSTDAG protocol enhances security by enabling parallel block creation, ensuring the network remains highly secure and resistant to forks. In terms of efficiency, Kaspa’s unique architecture allows for faster block times with 1-second block intervals, making it highly efficient for quick transaction processing. This contrasts with Bitcoin’s 10-minute block time, as Kaspa’s frequent block confirmations contribute to higher throughput and lower transaction fees.

In terms of applications, Kaspa’s fast and secure network positions it as an excellent candidate for DeFi applications where speed and efficiency are crucial. It can also be used for everyday transactions and microtransactions due to its low transaction fees and quick confirmation times, offering a viable alternative to traditional payment systems. Additionally, Kaspa’s efficient transaction processing could facilitate the execution of smart contracts and the minting of NFTs, although the ecosystem around these features is still in its early stages. As a PoW network, Kaspa is seen as a potential store of value similar to Bitcoin but with a more efficient and scalable blockchain. According to Cryptonews, the Kaspa price forecast suggests the token could continue its momentum in 2025, rising to a price of $0.12. It is anticipated that KAS could become a major blockchain and rise to a price of $1.16 by the end of 2030, which will bring a significant increase in its market capitalization.

Kaspa differs from Bitcoin in terms of its halving and supply mechanism. Unlike Bitcoin, which undergoes a halving event approximately every four years, Kaspa does not have a scheduled halving. Instead, Kaspa employs an inflationary model with a predictable supply curve designed to ensure a steady release of new coins into the ecosystem. This approach eliminates the sharp reduction in block rewards that Bitcoin experiences during halving events, providing a more stable and predictable emission schedule for miners to support the network.

Kaspa‘s long-term viability is supported by several factors. It has a strong technological foundation, with a cutting-edge consensus mechanism and high scalability, positioning it for long-term success in the evolving blockchain space. The Kaspa ecosystem has been steadily growing, attracting increasing interest from developers and users due to its technical innovation and ability to process large volumes of transactions. Its scalability and ability to handle high transaction throughput with low fees make it highly attractive for future adoption in decentralized applications, enterprise solutions, and digital finance. Additionally, Kaspa prioritizes decentralization, a critical factor for long-term sustainability in the blockchain world, with its infrastructure supporting global mining and node operation, ensuring resilience and censorship resistance.

For the fiscal years ended December 31, 2023 and 2024, the Company’s business operations were heavily dependent upon KAS coins. See “Risk Factors — Risks Related to Our Business and Industry — Our business operations are heavily dependent upon the stability and popularity of KAS coins.”

The following table sets forth the individual capitalization of the selected alternative cryptocurrencies, including CKB, HNS, TRB, DGB (ODO), DERO, TONCOIN, NIM, KAS and RXD, for each of the years 2019, 2020, 2021, 2022, 2023 and 2024:

	2019	2020	2021	2022	2023	2024
Total Market Cap	74.2	526.3	1,498.0	3,478.6	11,366.3	18,020.0
CKB		83.5	650.2	77.5	169.8	517.9
HNS		32.4	96.8	14.3	24.2	9.2
TRB	2.8	28.9	76.2	28.6	512.2	169.0
DGB (ODO)	67.0	347.0	499.2	122.6	125.1	192.0
DERO	2.9	7.1	137.1	49.5	34.7	10.7
TON				3,096.0	7,983.2	14,157.0
NIM	1.6	27.4	38.4	11.4	16.1	19.2
KAS				78.7	2484.0	2,936.0
IRON*				0	0	23.6
RXD*				0	17.1	9.2

____________

*        The market capitalization of IRON was 0 as of December 31, 2023.

The following diagram shows the CAGR of the market capitalization of each individual selected alternative cryptocurrency from December 31, 2019 to December 31, 2020, from December 31, 2020 to December 31, 2021, from December 31, 2021 to December 31, 2022, from December 31, 2022 to December 31, 2023, and from December 31, 2023 to December 31, 2024.

	2019-2020 Year-Over- Year (“YOY”)	2020-2021 YOY	2021-2022 YOY	2022-2023 YOY	2023-2024 YOY	2019-2024 CAGR
CKB	/	679%	-88%	119%	214%	/
HNS	/	199%	-85%	69%	-64%	/
TRB	940%	164%	-63%	1,692%	-67%	83%
DGB (ODO)	418%	44%	-75%	2%	51%	22%
DERO	145%	1,831%	-64%	-30%	-69%	30%
TON	/	/	/	158%	77%	/
NIM	1,613%	40%	-70%	41%	-100%	-100%
KAS	/	/	/	3,056%	18%	/
IRON	/	/	/	/	/	/
RXD	/	/	/	/	-46%	/

Key Drivers and Trends of Global Alternative Cryptocurrency Mining Machine Market

According to the Frost & Sullivan Report, key drivers and trends of global alternative cryptocurrency mining market include:

Alternative cryptocurrencies are more individual-friendly.    Compared with Bitcoin and Ethereum, the alternative cryptocurrencies are the emerging cryptocurrencies with shorter history. The main battlefields of professional mining farms are in still Bitcoin and Ethereum with high daily transactions and large proportion of market capitalization, and therefore, the difficulty for mining the alternative cryptocurrencies is lower compared to that for Bitcoin and Ethereum and suitable for individual miners. Besides, the price of mining machines specially designed for Bitcoin or Ethereum are highly dependent upon the price of Bitcoin or Ethereum, which is not affordable for individual miners. However, the prices of mining machines for alternative cryptocurrencies are more stable and affordable. Therefore, alternative cryptocurrencies are friendlier with individual miners.

The upgrade of cryptocurrency hardware.    The emergence of ASIC-based and FPGA-based mining machines provides miners with more options for cryptocurrency mining, as miners can either choose ASIC-based, FPGA-based, or other types of mining machines according to their particular needs and budgets. Besides, the overall quality of mining machine has been revolutionarily upgraded, in aspects of computing power, power efficiency, and manufacturing process of chips. As a result, the upgraded machines are expected to promote the prosperity of cryptocurrency mining hardware industry.

Increasing market recognition and adoption of cryptocurrency.    Different cryptocurrencies have their distinct values, some solely function as currencies to purchase goods and services, while others are geared towards supporting a specific blockchain platform. The characteristics of alternative cryptocurrencies, such as decentralized consensus, anonymity, distributed and shared ledgers, have been adopted in various application scenarios, such as e-commerce, finance, and entertainment, and will be gradually adopted in more fields in the future.

Competitive Landscape of the Global KAS Mining Machine Market

In the global KAS mining machine industry, Ice River, which is a brand owned by the Company, Bitmain and Wind Miner are the top three players in the market. Among them, Ice River ranked first in terms of sales volume of KAS mining machines in 2024, and has the largest selection of mining machine models tailored for KAS. All the models offered by Ice River provide high cost-effective ratio. According to the Frost & Sullivan Report, Ice River is also considered as one of the best KAS mining machine sellers worldwide.

Competitive Landscape of Global Alternative Cryptocurrency Mining Market

According to the Frost & Sullivan Report, the overall alternative cryptocurrency mining market is highly fragmented, with different kind of miners, such as individual miners and professional mining farms, focusing on various alternative cryptocurrencies. However, for certain market segments, the competitive landscape is quite concentrated. We believe we have a competitive advantage in designing proprietary mining machines for multiple blockchain algorithms, which are specially adapted and dedicated to alternative cryptocurrency mining machines.

The following table sets forth the market share of our alternative cryptocurrency mining business in terms of accumulative number of certain alternative cryptocurrencies mined for the years of 2020, 2021, 2022, 2023, and 2024, according to the Frost & Sullivan Report.

Alternative Cryptocurrencies	Accumulative Number of Alternative Cryptocurrencies Mined by BGIN(1) (In Million)	Total Circulating Supply of Alternative Cryptocurrencies(2) (In Million)	BGIN’s market share(3)	Time Period in which We Mined Such Cryptocurrency
	(a)	(b)	(c) = (a)/(b)
CKB	100.02	1,092.00	9.16%	January 2020 to March 2020
HNS	6.51	39	16.70%	March 2020 to June 2020
TRB	0.37	0.8	45.67%	June 2020 to December 2021
DGB	45.80	401.3	11.41%	June 2020 to December 2022
DERO	0.07	0.4	17.88%	October 2021 to March 2022
TON	5.39	38.31	14.07%	January 2022 to June 2022
NIM	1,275.62	5,396.90	23.64%	November 2020 to November 2024
KAS	2,140.60	16,407.19	13.05%	June 2022 to December 2024
IRON	3.80	17.50	21.71%	April 2023 to September 2024
RXD	422.10	4,723.2	8.94%	April 2023 to December 2024
KLS	160.56	1,363.7	11.77%	December 2023 to September 2024
ALPH	1.19	16.82	7.07%	December 2023 to December 2024
PUG	95.95	1,619.77	5.92%	May 2024 to June 2024
BUGNA	2,486.16	39,594.93	6.28%	March 2024 to December 2024
HOOSAT	0.71	397.44	0.18%	March 2024 to October 2024
PYRIN	1.71	360.99	0.47%	February 2024 to October 2024
SEDRA	182.26	12,277.45	1.48%	February 2024 to December 2024
NEXELLIA	11.54	288.14	4.00%	February 2024 to October 2024
GRAM	14.52	912.83	1.59%	February 2024 to October 2024

____________

(1)      Representing the accumulative number of alternative cryptocurrencies mined by BGIN from 2019 to December 31, 2024 during the time period suggested by the following footnotes. The Company only mined these types of alternative cryptocurrencies during the periods suggested by the corresponding footnotes.

(2)      Representing the total circulating supply of corresponding alternative cryptocurrencies during the same period.

(3)      BGIN’s market share in for each type of alternative cryptocurrency listed herein is calculated as the accumulative number of alternative cryptocurrencies mined by BGIN divided by the total circulating supply of that alternative cryptocurrency during the same period.

BUSINESS

Overview

Through our operating subsidiaries, we are a digital asset technology company based in Singapore, Hong Kong and the U.S. with proprietary cryptocurrency-mining technologies.

We were established as a cryptocurrency mining business in 2019. Given our limited financial resources at the time, we decided to focus on selected alternative cryptocurrencies as it was more cost effective. We leveraged our in-house technical expertise to design the software and the chips that could efficiently mine different types of cryptocurrencies that we focused on. This experience has built our understanding of how to approach designing appropriate software to address the PoW algorithms of various cryptocurrencies.

Over time, we have scaled our business and presently operate through subsidiaries located in the United States, Hong Kong and Singapore. We primarily generate revenue from selling self-designed mining machines, conducting mining operations, operating mining pools, and providing mining machine hosting services to customers. Sales of mining machines contributed approximately 85.43% and 63.57% of our total revenue for the fiscal years ended December 31, 2023 and 2024, respectively.

While our long-term strategic focus has always been on self-mining and generating service revenue from mining farms and mining pools, we recognized early on that other miners valued our proprietary chip design and mining machines. As an early-stage growth company, we recognized the opportunity to fund our growth strategy by exploiting this interest in our mining machines.

We design our mining machines to address the needs the miners of all sizes. Different models of our machines cater to a diverse range of size segments: from small-scale models for home miners to industrial-scale machines tailored for mid-to-large mining enterprises. Our focus has always been on delivering cost effective and energy efficient machines. Our subsidiaries design and sell mining machines equipped with our proprietary ASIC chips under different series dedicated to the mining of KAS coins and ALEO coins, and, prior to March 2025, also ALPH coins and RXD coins. For the years ended December 31, 2023 and 2024, mining machine sales was the primary source of our revenue, representing 85.43% and 63.57% of our total revenue in the respective fiscal year. These machines are available for purchase only through our website: iceriver.io. Customers may view and place orders for machines they intend to purchase directly through the website, and have the option to enroll in our miner hosting services, through which we operate and manage mining machines on customers’ behalf in return for service fees. Customers purchasing machines sold by our subsidiaries are primarily based in Hong Kong, the U.S. and Southeast Asia. For the fiscal years ended December 31, 2023 and 2024, we sold an aggregate of 67,998 and 102,849 mining machines, respectively, to customers across the world. As of the date of this prospectus, we host a total of 1,926 machines on behalf of our customers, of which 1,165 are in operation and 145 are non-operational at our mining farm located in York, Nebraska, and 616 are stored in our warehouse in Beatrice, Nebraska.

KAS coin mining machines constitute 90.88% of our machine sales for the fiscal year ended December 31, 2024. There is increased competition in this segment due to an increasing number of KAS machines on the market launched by competitors, and we continually work on refining and developing newer, more efficient ASIC chips and mining machines to retain our status as a market leading brand. We strategically targeted developing an expertise in designing and developing ASIC chips for this cryptocurrency as the mining algorithm underlying this coin is similar to the algorithm utilized by Bitcoin. The experience and insights we have gained position us well to leverage our enhanced financial capacity to design, for our own use and for external sales, mining machines that can expand our business into mining larger cryptocurrencies such as Bitcoin if we decide to take this approach.

As our subsidiaries produce cryptocurrencies through their mining operations, they exchange cryptocurrencies mined for fiat currency on a regular basis to generate cash flow to fund our subsidiaries’ business operations. We attribute our substantial growth in the cryptocurrency mining business since our inception to our strategic focus on selected alternative cryptocurrency mining. These selected alternative cryptocurrencies are generally considered to have more growth potential with higher risks compared to large-capitalization cryptocurrencies. To mitigate such risks and maximize profit potential, our subsidiaries adopt a flexible approach to mining operations by using their cloud-based mining machine management software to monitor mining results on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined.

We believe that our innovative research and development capabilities are a key competitive strength as this has enabled us to design and deliver mining machines that are robust and come in various sizes to address the needs of various size segments of the mining industry. Users of our machines, including our subsidiaries, have the ability to conduct cryptocurrency mining with greater computing power and power efficiency while retaining the flexibility to select a machine size that suits their specific needs and storage facility specifications. Our subsidiaries fully rely on our self-designed mining machines for their daily cryptocurrency mining operations. To date, through our subsidiaries, we have designed 28 and put into use 15 different models of cryptocurrency mining machines, each specifically adapted and dedicated to mining a specific cryptocurrency.

As of the date of this prospectus, our subsidiaries own a total of 73,608 mining machines for operation purposes, of which 8,406 are in operation, and 65,202 are not operated and are stored in mining farms and hosting facilities in the U.S., our warehouses in Hong Kong and Beatrice, Nebraska, or stored by our partner manufacturer in Malaysia. Through our subsidiaries, we currently manage and operate some of our mining machines in the U.S. at mining farms owned by our subsidiaries in Omaha, Nebraska and York, Nebraska. The remaining mining machines are hosted by a third-party hosting service provider in the state of Ohio. As of the date of this prospectus, other than 156 mining machines located in our warehouse in Hong Kong and 26,584 mining machines stored by our partner manufacturer in Malaysia, all the mining machines owned by our subsidiaries are located in the U.S. See “— Growth Strategies — Further Integrating Our Business Model across the Value Chain.”

We strive to continuously develop and implement technological improvement into our subsidiaries’ mining processes. The technological cornerstone of our subsidiaries’ cryptocurrency mining operations is their proprietary cloud-based mining machine management software, which is used at all of the mining farms in which our subsidiaries maintain and operate mining machines, and allows them to make timely and informed decisions as to the use and management of their mining machines.

Since September 2023, we have been providing mining pool services, which currently support five mineable cryptocurrencies, through which we generate income by receiving crypto coins as rewards and deducting a percentage of such rewards as pool fees from payouts to pool participants. See “— Mining Pools.”

For the fiscal years ended December 31, 2023 and 2024, the Company’s business operations were heavily dependent upon KAS coins. See “Risk Factors — Risks Related to Our Business and Industry — Our business operations are heavily dependent upon the stability and popularity of KAS coins” and “Industry — Total Market Capitalization of Cryptocurrencies — KAS.”

Our revenue increased from US$257,268,371 for the fiscal year ended December 31, 2023 to US$302,277,581 for the fiscal year ended December 31, 2024, representing an increase of 17.5%. We had a net income of US$139,760,782 for the fiscal year ended December 31, 2023, as compared with a net income of US$66,140,805 for the fiscal year ended December 31, 2024.

Impact of FTX’s Bankruptcy and Other Market Events

In recent years, some cryptocurrency market participants have experienced bankruptcies and financial distress and this caused widespread disruption in the cryptocurrency markets. Our financial condition and results of operations were negatively impacted by such disruptions. FTX, a Bahamas-based cryptocurrency exchange, filed for Chapter 11 bankruptcy on November 10, 2022. We had stored cryptocurrencies valued at $1.08 million, which consisted only of Bitcoins, in the hot wallets maintained on FTX prior to its bankruptcy, and as of the date of this prospectus, we have not been able to withdraw any cryptocurrencies from FTX since its bankruptcy. See “Risk Factors — Risks Related to Our Business and Industry — Bankruptcies and financial distress among cryptocurrency market participants, including the bankruptcy of FTX, a large cryptocurrency exchange, have caused widespread disruption in these markets and have negatively impacted our business operations, results of operations and financial condition.” Further, the market disruptions caused and may continue to cause price declines and volatility in cryptocurrencies, which may negatively impact our financial position and results of operations if the trading prices of the types of cryptocurrencies our subsidiaries mine materially decline. See “Risk Factors — Risks Related to Our Business and Industry — Disruptions in the cryptocurrency markets have caused and may continue to cause price declines and volatilities in cryptocurrencies.” The bankruptcy of FTX has not had and we do not expect it to have a material negative impact on our subsidiaries’ daily business operations, but we will continue monitoring any market changes and adjust our business strategies accordingly.

Additionally, the collapse of certain commercial banks including Silicon Valley Bank and Silvergate Capital, represented challenges for many crypto technology companies, especially those with assets and cash deposited at those banks. On March 11, 2023, as a result of Silicon Valley Bank’s collapse, stable coin USD Coin (USDC) temporarily lost its dollar peg and its price fell below $0.87. We did not hold any cash or assets at any of the collapsed commercial banks, nor did we hold any USDC on our account, and we do not expect those events to have a materially negative impact on our business operations, financial condition and results of operations at this time. Nevertheless, those events have negatively impacted and may continue to impact the cryptocurrency industry in general, we plan to continue monitoring the future developments and assess their potential impact on our business operations, financial condition and results of operations on a regular basis.

Further, as we maintain significant balance in Tethers, we are subject to potential risks, including the risk that Tether breaks its U.S. dollar peg in response to market events. Tether has previously broken its U.S. dollar peg. For instance, in May 2022, the value of Tether dropped to $0.95 after the collapse of TerraUSD, a stable coin, and after the bankruptcy of FTX in November 2022, the value of Tether again temporarily dropped to $0.98. Any similar material negative market event may cause Tether to break its U.S. dollar peg again in the future. In such event, we may be subject to the risks of losing some or all of the value of the Tethers we own, and as a result, our financial position and results of operations may be materially and negatively impacted. See “Risk Factors — Risks Related to Our Business and Industry — We are subject to the risks of maintaining a significant balance in Tethers.”

Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

Experience Driven Innovative Research and Development Capabilities

We believe that we recognize the practical requirements of mining machine operator. We believe that this insight combined with our innovative research and development capabilities are a key competitive strength as this has enabled us to design and deliver robust mining machines that come in different sizes to address the needs of various size segments of the mining industry. The Operators of our machines, including our subsidiaries, have the ability to conduct cryptocurrency mining with greater computing power and power efficiency while retaining the flexibility to select a machine size that suits their specific needs and storage facility specifications. Our subsidiaries fully rely on our self-designed mining machines for their daily cryptocurrency mining operations. To date, through our subsidiaries, we have designed 28 and put into use 15 different models of cryptocurrency mining machines, each specifically adapted and dedicated to mining a specific cryptocurrency.

In addition to hardware design, we have also developed proprietary software to make our operations more efficient. In order to minimize the risks associated with the fluctuation in the market price of cryptocurrencies, our cryptocurrency mining subsidiaries utilize our proprietary cloud-based mining machine management software to monitor the amount and fluctuation of the market price of cryptocurrencies mined on a daily basis and, on an as-needed basis, adjust the ratio of cryptocurrencies to be mined.

We believe that the industry recognizes the quality of the machines we have been able to design and develop. According to the Frost & Sullivan Report, the Company is among the top three leading players in the global KAS mining machine market, and the Company has the largest selection of mining machine models tailored for the mining of KAS. According to Frost & Sullivan, all the models the Company offers have high efficiency ratio.

We intend to continue investing in research and development to expand our product and service offerings, venture into new markets, and capture new business opportunities. Our efforts are currently focused on developing new models of mining machines. We expect to continue designing different models of ASIC chips. For details on the research and development capacities of our subsidiaries, see “— Research and Development.”

A Strategic Focus on Maintaining Operational Flexibility

We believe that our management team’s continuous focus on retaining operational flexibility has enabled our Company to proactively seize revenue opportunities and to strategically position ourselves for future growth. We were established as a cryptocurrency mining business in 2019. Given our limited financial resources at the time, we decided to focus on selected alternative cryptocurrencies as it was more cost effective, but we avoided committing to any single cryptocurrency. We leveraged our in-house technical expertise to design the software and the ASIC chips that could efficiently mine the different types of cryptocurrencies that we focused on. This experience has built our understanding of how to approach designing the appropriate software to address the PoW algorithms of various cryptocurrencies which we can leverage opportunistically to address the evolving dynamics of cryptocurrencies for we presently build mining machines, or for additional cryptocurrencies for which we may consider developing and building mining machines in the future.

While our long-term strategic focus has always been on self-mining and generating service revenue from mining farms and mining pools, we recognized early on that other miners valued our proprietary chip design and mining machines. As an early stage growth company, we recognized the opportunity to fund our growth strategy by exploiting this interest in our mining machines. We expect to continue to leverage our research and development capabilities to address the various market segments of cryptocurrency mining machine operators We also recognize that our mining machine customers also represent a potential source of clients for our mining pool and mining machine hosting businesses.

By retaining operating flexibility, we have been able to navigate through evolving regulatory landscapes in different jurisdictions and still scale our business to optimize operational efficiency, energy costs and presently operate through subsidiaries located in the United States, Hong Kong and Singapore.

We monitor existing and newly launched cryptocurrencies and hold internal sessions on a regular basis to evaluate the viability and profitability of mining such cryptocurrencies. In conducting such evaluations, we research the details of the background and development team of the cryptocurrency, (i) determine whether our subsidiaries’ existing mining machines will be capable of mining such type of cryptocurrency, be able to do so in a cost-effective manner and whether we need a new mining machine for such mining work, (ii) estimate the growth potential of such type of cryptocurrency, and (iii) assess its liquidity. Our subsidiaries are typically able to start mining a cryptocurrency within two to four weeks after completing their evaluations of such newly launched cryptocurrencies if we conclude that the opportunity is feasible from a cost-benefit perspective.

We believe that our current focus on selected alternative cryptocurrencies and business strategies with respect to newly launched cryptocurrencies, combined with our cloud-based mining machine management software is a distinctive competitive advantage that gives us the operational flexibility required to react to market fluctuations in an expedient manner and maximize our profitability. With this competitive advantage, we believe that we are well-positioned to continue growing our business and strengthen our market position in the industry as the market for cryptocurrencies continues to expand.

Proprietary Technologies Support a Defensible Business Model

We have focused on research and development since our inception. Through our subsidiaries, we have designed and manufactured energy-efficient and powerful cryptocurrency mining machines, specially designed for mining selected alternative cryptocurrencies, which our subsidiaries fully rely on for their day-to-day cryptocurrency mining activities. As of the date of this prospectus, our subsidiaries have designed 28 and put into use 15 different models of mining machines, with power consumption ranging from 65W to 5,920W and hash rate of up to approximately 30 TH/s, and we have a proven track record in designing ASIC mining machines with six successful tape-outs. Our “M” series mining machines are equipped with FPGA chips sourced from third party suppliers, the “KS,” “AE,” “AL” and “RX” series machines are equipped with our self-developed ASIC chips. For details of our subsidiaries’ mining machines, see “— Mining Machines.”

Additionally, through our subsidiaries, we have designed and developed technology specifically for the smooth operations of our subsidiaries’ mining machines, including a proprietary cloud-based mining machine management software. This management software allows our subsidiaries to turn each mining machine on or off and monitor certain crucial data of their machines in real time, including, but not limited to, the current status, settings, computing power, and the total active time of each machine. All of the mining farms maintained and operated by our subsidiaries are equipped with our subsidiaries’ cloud-based mining machine management software. For details, see “— Mining Machine Management Software.”

We intend to continue investing in research and development through our subsidiaries to expand our product and service offerings, venture into new markets, and capture new business opportunities. Our efforts are currently focused on developing new models of mining machines. We expect to continue designing different models of ASIC chips and starting additional mining farms. We recognize that in addition to proprietary technology, access to sufficient, economical power supply is a key competitive advantage and a barrier to entry for our competition. As such, within the next two years, we plan to establish a mining farm network with an aggregate power capacity of approximately 500MW, through constructing, leasing or acquiring additional farms. For details on the research and development capacities of our subsidiaries, see “— Research and Development.”

We regard the ability to innovate as critical to our success and future growth, and we believe that our strong in-house research and development capabilities and continued investment in research and development will provide us with an advantage over our competitors.

Experienced and Visionary Management Team with Proven Track Records

Our management team is led by our co-founders Mr. Qiuhua Li and Mr. Qingfeng Wu, who both have extensive technology sector experience and senior management experience. Mr. Qingfeng Wu is also experienced in hardware development. Our co-founders are complemented by other colleagues on the team who bring their own diverse, relevant experiences and expertise to the business. We believe that our management team’s clear vision regarding our business objectives and their commitment to our overall strategy has been a key enabler in helping us achieve the success and growth we have delivered over the past few years. We believe that in the future we will continue to benefit from our senior management team’s industry knowledge, diverse background and skills, and clear version for our ongoing development.

Growth Strategies

Through our subsidiaries, we plan to implement the following growth strategies:

Further Integrating Our Business Model Across the Value Chain

We believe that there are multiple synergies across the cryptocurrency mining value chain. We intend to capture additional value for our business by focusing on even greater integration and cross selling across the spectrum of opportunities that are available to us given our business model that encompasses research and development, chip design and development, mining machine design, manufacturing, and selling, cryptocurrency mining, mining farms and mining pools. We believe that by focusing on the complete suite of capabilities, we can scale revenue faster by identifying and leveraging opportunities to cross sell products and services to external customers and also by scaling our own proprietary mining business faster as the larger revenue base reduces our marginal fixed cost burden thus enabling economical revenue growth. In addition to providing a platform for growth, our integrated business model also helps reduce our dependency on any single business segment which mitigates revenue volatility and promotes greater stability in our overall operating model. As part of our continuing effort to grow via further integrating our business segments, we intend to continue focusing on designing and developing new, improved ASIC chips, more efficient mining machines and adding additional mining farms.

Mining farms and Hosting Facilities.    As of the date of this prospectus, through our subsidiaries, we manage and operate mining farms owned by our subsidiaries in York, Nebraska and Omaha, Nebraska. In both these facilities, we operate our own mining machines and host mining machines for our cryptocurrency mining customers. Some of these customers also participate in the mining pools that we operate. The remaining mining machines are hosted by a third-party hosting service provider in the State of Ohio. As of the date of this prospectus, machines in operation are utilizing approximately 37.6MW in power consumption, with our subsidiaries’ own mining farms utilizing 20MW of such power consumption, and third-party hosting facilities utilizing 17.6MW of such power consumption. Our mining farms and the third-party hosting facilities have an aggregate power capacity of 39.62MW. For the criteria for selecting sites for our subsidiaries’ mining farms, see “— Mining Farms and Hosting Facilities.” Within the next two years, we plan to establish a mining farm network with an aggregate power capacity of approximately 500MW, through constructing, leasing or acquiring additional farms. We are currently engaged in preliminary negotiations with owners of selected mining farms, or land suitable for such mining farms, with respect to the construction or acquisition of new mining farms, though no definitive agreement has been entered into as of the date of this prospectus. We are also continuing to evaluate additional leasing options to support our growth plans.

ASIC Chips.    An ASIC chip is an application-specific integrated circuit and, in cryptocurrency mining, it is a microchip designed to solve cryptographic algorithms as quickly as possible and is one of the most crucial components of a mining machine. Compared to its predecessors, including CPUs and GPUs, ASIC chips are able to solve cryptographic algorithms much faster and with greater energy efficiency. Given the importance of ASIC chips in the cryptocurrency value chain, a focus of our subsidiaries’ research and development efforts has been on developing their own ASIC chips, such that our subsidiaries are able to further increase the computing power and power efficiency of their mining machines and advance their competitive position in the industry. As of the date of this prospectus, our subsidiaries have developed a number of proprietary ASIC chips; some of them have been put into production and installed in our “KS” series, “AL” series, “RX” series, and “AE” series mining machines. Currently, the “KS” series machines we operate represent approximately 94.77% of the total mining machines we have in operation, including the machines we host on behalf of customers.

Sale of Mining Machines.    In April 2023, we started selling mining machines designed by us, installed with our proprietary ASIC chips, to customers. This new line of business has contributed approximately 85.43% of our total revenue for the fiscal year ended December 31, 2023 and 63.57% of our total revenue for the fiscal year ended December 31, 2024 and has since its launch become a crucial business segment. Going forward, we plan to launch marketing campaigns for our mining machines through a combination of online advertisements including social media advertisements, and attending industry conferences in-person, in order to boost sales to our target customers, comprising mining machine distributors, mining companies and individual miners. See “— Sale of Mining Machines.” Higher external sales also enable us to achieve economies of scale in our ASIC mining machine manufacturing processes which helps reduce the marginal cost of production of individual units which in turn makes our machines more competitive from a cost and return on investment perspective.

Designing New ASIC Chips and Mining Machines.

To date, we have designed 28 and put into use 15 different models of cryptocurrency mining machines that leverage our various proprietary ASIC chips. We are continuously making efforts to develop ASIC chips and mining machine models with greater computing power compared to current models that are dedicated to a growing number of cryptocurrencies using proof-of-work consensus algorithms. At the end of calendar year 2024, our research and development team successfully developed two new models under the “KS” series, which were launched in March 2025. The newly developed KS7 model is capable of achieving a hash rate of up to 30 TH/s, doubling the hash rate of the best-performing machines of our previous KS5M model. Leveraging our experience with designing ASIC chips and mining machines for selected alternative cryptocurrencies, our research and development team is currently in the process of designing and developing two new series of machines: (i) “BL1” series mining machines, dedicated to the mining of Dogecoin, which are expected to be launched in the first half of 2026, and (ii) “BT1” series mining machines, dedicated to the mining of Bitcoin, which are expected to be launched by the first calendar quarter of 2026, and as of the date of this prospectus, we have entered a tape-out phase, the critical milestone in the development process as we have completed the design and simulation verification of the BT1 model. Tape-out represents a key stage in the overall ASIC chip development process, as it marks the pivotal step in transition from design to physical production. We believe that as these new mining machines will enable us to address a much larger market opportunity as Bitcoin and Dogecoin both have larger market capitalizations compared to the selected alternative cryptocurrencies that we have been historically focusing on. Expanding into these new markets not only represents a growth opportunity for our various revenue segments but can also contribute to lower revenue volatility due to the diversification into comparatively more stable cryptocurrencies. The sale of machines dedicated to the mining of Bitcoin and Dogecoin can further enhance our brand recognition and market competitiveness. See also “Industry — Total Market Capitalization of Cryptocurrencies — Bitcoin” and “Industry — Market Capitalization of Selected Alternative Cryptocurrencies — Dogecoin.” As of the date of this prospectus, the Company’s research and development team is developing the algorithms to be used for both series of machines and designing the ASIC chips that both series will be equipped with. We expect the total research and development expenses to be incurred with this project to be approximately US$22 million, and we plan to use our cash on hand and cash generated from operating activities to fund our research and development efforts in connection with this project.

Increasing Research and Development Efforts

The global cryptocurrency industry is characterized by rapid technological development and continual introduction of new models of mining machines equipped with chips of a new generation. As a technology company with substantially all of our revenue generated from business operations related to the cryptocurrency industry, including sale of mining machines and cryptocurrency mining, among others, we believe that our future success depends largely on our ability to mine cryptocurrencies at a faster pace and with greater computing power, lower energy costs, and lower environmental impact than our competitors. We will continue to invest in research and development and leverage the knowledge acquired to further grow our business in the different segments of the cryptocurrency industry. Specifically, we have been and will continue to expand our research and development efforts to design proprietary ASIC chips and power efficient mining machines. For details, see “— Research and Development.”

To enhance our research and development capabilities, we plan to expand our subsidiaries’ research and development teams and upgrade their facilities. As of September 5, 2025, we had 46 members in our various research and development teams, including PRC individuals and employees based in Hong Kong and the U.S. Our subsidiaries aim to attract additional talented personnel specialized in chip design, algorithm optimization, software development, and mining machine development.

We plan to implement the abovementioned strategies and create a value chain in the cryptocurrency industry and the blockchain technology ecosystem, which we believe will contribute to the diversification of our revenue streams and our continued growth and success.

Blockchain and Cryptocurrency Mining Overview

Blockchain is the ledger technology that underlies cryptocurrencies. A blockchain is a decentralized, distributed and encrypted digital public ledger that stores information in a secure, verifiable and permanent way. An advantage of blockchain over other database technologies is that it is completely decentralized, meaning that no entity or computer owns and stores the full database, and blockchain guarantees the security of a record of data and generates trust without the need for a trusted third party.

A cryptocurrency is a type of decentralized, encrypted digital asset that acts as a medium of exchange and/or store of value. Cryptocurrencies are not backed by a central bank or governmental entity, have no physical form and are usually not tied to a value index. Instead, cryptocurrencies are created and allocated through a process called “mining” and the persons that create new cryptocurrencies through mining are called “miners.”

Cryptocurrency mining and miners

Cryptocurrency mining is the process of using specialized and high-powered mining machines to solve advanced cryptographic math computations, verifying the authenticity of such cryptocurrency transactions for the blockchain transaction public ledger. These solved math problems or authenticated transactions are then combined into blocks, with these blocks having specific requirements in terms of size and proof-of-work, and later published to the blockchain. A miner that verifies and solves a new block is awarded a portion of newly generated digital coins, which can then be sold on the market to generate transaction fees and profits for the mining company or retained by the miner for future use.

Mining pools

An individual miner’s daily expected rewards in mining a type of cryptocurrency are proportionate to its contribution to such cryptocurrency’s aggregate hash rate on its network. However, given the nature of how the mining process works, the chance of successfully mining blocks is probabilistically determined by the law of large numbers and there is significant variance involved in mining, especially for individual miners. To address this issue, miners have recently explored methods to increase their probability of being awarded coins by pooling their processing resources into a “mining pool.” A mining pool is a platform where miners use their computing power to jointly provide cryptocurrency transaction verification services on a blockchain and share mining rewards in proportion to the amount of hashing power contributed by each participant. By participating in a mining pool, a miner is more likely to receive a smaller, yet steady, stream of mining rewards.

Performance metrics

Network hash rate

Mining machines conduct complex computations to verify transactions in the blockchain and these computations are measured in “hash rate” or “hashes per second.” “Hash rate” is defined as the speed at which a computer can take any set of information and turn it into letters and numbers of a certain length, known as a “hash.” A “hash” is the computation run by mining machines in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations. The total hash rate is a measure of the computing power of the network. A participant in a blockchain network’s mining function has a hash rate total of mining machines deployed by such participant seeking to mine a specific digital asset and, network-wide, there is a total hash rate of all miners seeking to mine each specific type of digital asset. If a mining participant has a higher total hash rate than the blockchain network’s total hash rate, this participant generally sees a higher success rate in digital asset rewards over time as compared to other mining participants with relatively lower total hash rates.

Mining Difficulty

Mining difficulty refers to the level of process power, or hash rate, required for solving and authenticating a complex cryptographic block. Mining difficulty automatically adjusts by increasing or decreasing the computing requirement for verifying a block when there is a corresponding increase or decrease in the total hash rate of a network.

Agreements with Affiliated Entities Controlled by Our Directors and Officers

Shenzhen Bgin is a company formed in Mainland China on January 9, 2018 and controlled by Mr. Qi Shao, our chief technology officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin, a company formed in the PRC on March 31, 2015.

Mr. Qiuhua Li has served as the supervisor of Shenzhen Bgin since 2018. Mr. Qi Shao serves as the general manager of Shenzhen Bgin and oversees the operations of the company. Conflicts of interest may arise related to Mr. Shao’s and Mr. Li’s involvement in Shenzhen Bgin. See “Risk Factors — Risks Related to Our Business and Industry — The involvement of Mr. Qi Shao and Mr. Qiuhua Li in Shenzhen Bgin could present conflicts of interest.”

Services Agreement with Shenzhen Bgin (Expired)

On December 31, 2024, Bgin SG and Shenzhen Bgin entered into a services agreement (the “December 2024 Services Agreement”), pursuant to which Shenzhen Bgin agreed to provide services to Bgin SG for the period from January 1, 2025 to June 30, 2025, including without limitation providing project requirement development services and maintenance services. Bgin SG agreed to pay Shenzhen Bgin monthly services fees of US$70,000. Bgin SG did not renew the December 2024 Services Agreement and does not intend to enter into similar agreement with Shenzhen Bgin in the future. On March 3, 2025, each of Bgin SG and Bgin Singapore entered into a services agreement with ATKE, pursuant to which ATKE agreed to provide production operation and maintenance advisory services and on-site counseling to Bgin Singapore in consideration for US$100,000 per month until August 31, 2025, and provide labor dispatch and remote support services to Bgin SG in consideration for US$190,000 per month until August 31, 2025, respectively. Bgin Singapore’s services agreement with ATKE was renewed with the exact same terms on September 1, 2025, with a service period ending on February 28, 2026.

Bgin HK and Shenzhen Bgin previously maintained service agreements. Bgin HK and Shenzhen Bgin entered into a service agreement on March 1, 2019 to provide Bgin HK with research and development services, administrative support, mining farm operation and maintenance services. This agreement was renewed on January 1, 2020 and then again on January 1, 2021. Bgin HK and Shenzhen Bgin entered into a revised agreement on March 31, 2022 which was substantially similar to the previous agreements except that it no longer included mining farm operation and maintenance services. This revised agreement was renewed three times on January 21, 2023, December 1, 2023, and June 28, 2024.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into the 2021 Technology Services Agreement pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020 and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into the Agency Agreement, pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased components for the manufacturing of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Under the Agency Agreement, Bgin HK owned title to the component materials purchased and the mining machines manufactured and assembled by the third party manufacturer that had contracted with Shenzhen Bgin. Bgin HK reimbursed Shenzhen Bgin for the actual costs incurred under this Agency Agreement. The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase components materials through our subsidiaries in the future.

The abovementioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed on an arm’s length basis.

Mining Machines

Since our inception in 2019, our subsidiaries have worked towards the design of energy-efficient and powerful mining machines, which our subsidiaries fully rely on for their day-to-day cryptocurrency mining activities. As the cryptographic algorithms involved for mining different types of cryptocurrencies differ, our subsidiaries have developed machines suitable for mining different types of cryptocurrencies. To date, our subsidiaries have designed 28 and put into use 15 different models of cryptocurrency mining machines.

Set forth below is a summary of the features of each cryptocurrency mining machine we have designed:

Model	Launch Date	Status	Power Consumption (*represents maximum power consumption)	Hash Rate	Cost of Power Consumed/Value of Cryptocurrencies Mined (Measured at the launch of each model of machines)	Cost of Power Consumed/Value of Cryptocurrencies Mined (Measured as of the date of this prospectus)
M3	October 2019	Discontinued	5,920W	up to 150Ghash	<20%	Not applicable
M5	May 2020	Used in Operation	2,200W	up to 80Ghash	<15%	<70%
M6	October 2020	Used in Operation	3,670W	up to 127Ghash	<20%	<80%
M7	November 2020	Discontinued	2,230W	up to 80Ghash	<20%	Not applicable
M8	November 2020	Used in Operation	2,320W	up to 110Ghash	<15%	<60%
M9	November 2021	Used in Operation	2,230W	up to 59Ghash	<15%	<50%
M10	January 2022	Discontinued	3,460W	up to 128Ghash	<20%	Not applicable
M11	April 2022	Discontinued	3,040W	up to 105Ghash	<20%	Not applicable
KS0	June 2023	Discontinued	65W	up to 100Ghash	<0.5%	Not applicable
KS1	May 2023	Discontinued	600W	up to 1Thash	<0.3%	Not applicable
KS2	May 2023	Discontinued	1,200W	up to 2Thash	<0.3%	Not applicable
KS3	June 2023	Discontinued	3,400W	up to 8Thash	<0.3%	Not applicable
KS3L	May 2023	Discontinued	2,850W	up to 5Thash	<0.2%	Not applicable
KS3M	August 2023	Discontinued	3,400W	up to 6Thash	<0.6%	Not applicable
KS0-PRO	November 2023	Discontinued	100W	up to 200Ghash	<0.5%	Not applicable
KS5L	March 2024	Both used in operation and for sale to customers	3,400W	up to 12Thash	<0.6%	<110%
KS0 ULTRE	June 2024	Manufactured for Sale to Customers Only	3,400W	up to 400Ghash	<0.6%	<100%
KS5M	June 2024	Both used in operation and for sale to customers	3,400W	up to 15Thash	<0.6%	<89%

Model	Launch Date	Status	Power Consumption (*represents maximum power consumption)	Hash Rate	Cost of Power Consumed/Value of Cryptocurrencies Mined (Measured at the launch of each model of machines)	Cost of Power Consumed/Value of Cryptocurrencies Mined (Measured as of the date of this prospectus)
KS2LITE	September 2024	Discontinued	500W	up to 2Thash	<68%	Not applicable
KS7	March 2025	Manufactured for Sale to Customers Only	3,500W	up to 30Thash	<68%	<46%
KS7LITE	March 2025	Manufactured for Sale to Customers Only	500W	up to 4.1Thash	<68%	<47%
AL0	July 2024	Manufactured for Sale to Customers Only	100W	up to 400Ghash	<0.6%	<112%
AL3	September 2024	Manufactured for Sale to Customers Only	3,500W	up to 15Thash	<17%	<145%
AL2LITE	September 2024	Discontinued	500W	up to 2Thash	<18%	Not applicable
RX0	September 2024	Manufactured for Sale to Customers Only	100W	up to 260Ghash	<17%	<17%
AE0	March 2025	Manufactured for Sale to Customers Only	100W	up to 0.0.1Ghash	<68%	<10%
AE1	April 2025	Manufactured for Sale to Customers Only	500W	Up to 0.03Ghash	<68%	<8%
AE3	October 2025	Manufactured for Sale to Customers Only	3,400W	up to 2Ghash	<9%	<9%

As of the date of this prospectus, our subsidiaries own, for their own operational purposes, 818 M5 machines, 166 M6 machines, 298 M8 machines, 1,182 M9 machines, 956 M10 machines, 881 M11 machines, 5 KS2 machines, 326 KS3M machines, 10,543 KS5L machines, and 58,323 KS5M machines, and as of the same date, our subsidiaries have deployed 119 M8 machines, 367 M10 machines, 15 M5 machines, 31 KS5L machines, 7,874 KS5M machines, and 110 KS7 machines in their cryptocurrency mining activities and, have not deployed any M6, M9 or M11 machines, nor any KS2, KS3L or KS3M machines. With their mining machines, on a daily basis, our subsidiaries mined cryptocurrencies of an average value of US$35,617 and US$123,370 for the fiscal years ended December 31, 2023 and 2024, respectively.

Through our subsidiaries, we have developed thirteen new models of mining machines under the series “KS”, three models under series “AL”, one model under series “RX” and three models under series “AE”, with each series designed for mining KAS coins, ALPH coins, RXD coins and ALEO coins, respectively. We are currently in the process of developing two other series of machines, “BL1” and “BT1”, dedicated to the mining of Dogecoin and Bitcoin, respectively. See “— Growth Strategies — Further Integrating Our Business Model across the Value Chain.” These newly developed series are expected to have greater computing power compared to series “M,” which are equipped with FPGA chips. Machines under the “KS”, “AL” “RX” and “AE” series are all, and the BL1 and BT1 series will be equipped with our subsidiaries’ proprietary ASIC chips. For details of our research and development efforts, see “— Research and Development.”

Procurement, Production and Assembly

Our subsidiary, Bgin Singapore, coordinates with four different third-party production partners for the manufacturing and assembly of our subsidiaries’ mining machines. Prior to July 2023, Shenzhen Bgin, an affiliated entity of ours, was responsible for engaging and coordinating with such third-party production partners on behalf of Bgin HK. The following flowchart illustrates the general production process of mining machines.

Machine component procurement

Our subsidiaries utilize FPGA chips sourced from third-party suppliers for their M series machines, and their proprietary ASIC chips for their “KS,” “AE,” “AL” and “RX” series machines. The other main components of our subsidiaries’ mining machines include, but not limited to, PCBs, other electronic components, and structure components. From March 2019 to February 2022, Shenzhen Bgin procured most of these components on our behalf from suppliers in China in accordance with our subsidiaries’ production plans. Shenzhen Bgin then stored these produced components at its warehouses and distributed such components to the third-party production partners based on each order. Since March 2022, we have sourced machine components exclusively through our subsidiaries and we do not intend to source components through Shenzhen Bgin or any other affiliated entity in the future.

Suppliers

To help ensure the consistent quality of their mining machines, our subsidiaries carefully evaluate the suitability of potential suppliers. In particular, our subsidiaries take into account factors including, but not limited to, a potential supplier’s operating history, operational scale, industry reputation, product quality, quality control effectiveness, technological expertise, pricing, reliability, production capacity, and its ability to meet our subsidiaries’ delivery timeline. Our subsidiaries also constantly monitor the machine components being sourced, and conduct reviews and evaluations on a regular basis with respect to each supplier’s performance, based on which our subsidiaries regularly adjust the list of suppliers from whom machine components are sourced for our subsidiaries’ mining machines. Our subsidiaries do not maintain strategic framework agreements or long-term procurement agreements with most of the suppliers, and our subsidiaries purchase machine components from most of the suppliers on an order-by-order basis. See “Risk Factors — Risks Related to Our Business and Industry — Our subsidiaries do not maintain long-term contracts with most of their suppliers. If our subsidiaries are unable to source from their current suppliers and unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase and our business and results of operations may be materially and adversely affected.” Despite the absence of long-term agreements, during the fiscal years ended December 31, 2023 and 2024, our subsidiaries did not experience any significant difficulties in procuring machine components, and nor did they encounter any significant problems with the quality of their machine components procured. In 2024, our subsidiaries sourced machine components from a total of 124 suppliers. Currently, our largest component supplier is based in Hong Kong.

ASIC Chips

We focus on the design and development of ASIC chips tailored for our self-developed mining machines and outsource the manufacturing process to specialized third-party partners. Specifically, we collaborate with a leading foundry in Asia (not located in China) for wafer fabrication, after which the chips are shipped to our partner manufacturers in Malaysia and China for final assembly into mining machines. This strategy enables us to leverage the expertise of industry-leading suppliers, optimizing both efficiency and quality.

On October 11, 2024, Bgin SG entered into a three-year master foundry product development agreement with the foundry. The agreement outlines key terms such as each party’s deliverables, responsibilities in foundry projects, acceptance timelines, and ownership and use restrictions. For each foundry project, specific details, including design and product specifications, delivery schedules, and payment terms, are documented in separate project statement agreements.

For example, in connection with the October 2024 master agreement, we also executed a project statement agreement with the foundry for the production of certain ASIC chips to be used in our “KS” series machines designed for KAS mining. Under this agreement, we agreed to pay the fees of US$10.5 million for the services rendered by the foundry related to this project.

Production and assembly

Once chips and other components have been procured, production of our subsidiaries’ mining machines entails PCB assembly and general assembly. PCB assembly is the process of creating mounted circuit boards and, through general assembly, the circuit boards are then integrated with other components and parts to produce the final products.

Our subsidiary, Bgin Singapore, engages third-party production partners to assemble our subsidiaries’ products, including PCB assembly and general assembly. The terms and details of the arrangement with third-party production partners are set out in individual written work orders placed by Bgin Singapore, and the amount of work for each work order is determined on an as-needed basis. To maintain product quality, our subsidiaries impose stringent quality control standards and measures, in addition to those of the production partners. Such measures include mandatory product testing after PCB assembly and general assembly. See “— Quality Control.”

Quality Control

Our subsidiaries focus on quality control in all aspects of the production of mining machines. Our subsidiaries impose stringent quality control standards and measures to ensure that our subsidiaries’ products can function properly and are able to mine cryptocurrencies with their target computing power.

After the production partners complete the stage of PCB assembly, the production partners conduct quality tests based on our subsidiaries’ protocols to ensure that the quality of PCBs produced meets the standards set by our subsidiaries. Only those PCBs that pass our subsidiaries’ quality standards will be used for general assembly. After the final products are assembled, the production partners conduct both quality tests and sampling accelerated aging tests to assess the final quality and understand the lifespan of those mining machines produced. Once a batch of final products passes both tests, they will be shipped to mining farms or hosting facilities where our subsidiaries’ mining machines are operated and put into use.

Mining Machine Management Software

Part of our research and development efforts have been dedicated to designing and developing software to manage and optimize the performance of their mining machines and infrastructure in real-time and provide critical controls to our subsidiaries’ mining operations. To date, our subsidiaries have equipped all mining farms where our subsidiaries’ mining machines are operated with our proprietary cloud-based mining machine management software. With this proprietary management software, our subsidiaries are able to turn each mining machine on or off and monitor certain crucial data of these machines in real time, including, but not limited to, the current status, settings, computing power, and the total active time of each machine. We believe that with this proprietary mining machine management software, our subsidiaries are empowered to make timely and informed decisions regarding their mining machines and more effectively manage such machines’ energy use by putting mining machines online or offline.

The interface of our management software has been designed in a manner which we believe enables a user to access four different main functions of the software with ease:

•        Monitoring.    Users may monitor the status of each mining machine at any time, including the cryptocurrencies being mined, computing power, temperature, active time, IP address, and other information.

•        Classification.    The classification function of the software allows users to view and manage mining machines by model.

•        Settings.    Users can change settings for each mining machine through the interface, including the mining parameters and the cryptocurrencies being mined.

•        Maintenance.    Users can manage maintenance activities through the interface by locating the malfunctioning machines, analyzing the causes and remedies of malfunction, and if necessary, restarting any particular mining machine.

Mining Farms and Hosting Facilities

A mining farm or hosting facility functions as a storage facility where mining machines mine cryptocurrencies. Our subsidiaries construct and operate mining farms, whereas hosting facilities are owned and operated by third parties, with whom we enter into agreements for the hosting of our subsidiaries’ mining machines. We select sites for mining farms managed by our subsidiaries and for hosting facilities to place and operate our subsidiaries’ mining machines based on criteria including but not limited to:

•        favorable local laws and regulations on cryptocurrency mining activities;

•        low land and electricity costs to reduce mining expense;

•        political stability of the surrounding area; and

•        local tax policies on income generated from mining activities.

Through our subsidiaries, we manage and operate some of our mining machines at mining farms owned by our subsidiaries in York, Nebraska and Omaha, Nebraska. The remaining mining machines are hosted by a third-party hosting service provider in the State of Ohio. Currently, our subsidiaries’ mining farms are used to host our subsidiaries’ mining machines which engage in their proprietary mining activities and to host machines owned by our customers. Our subsidiaries also equip these mining farms and hosting facilities with supporting staff to monitor the functioning of the mining machines and trouble shoot basic everyday technical difficulties.

As of the date of this prospectus, among all these machines, 8,406, or approximately 11.42% of the total 73,608 mining machines our subsidiaries own for operation purposes, are in operation. Other than those located at our mining farms and hosting facilities in the U.S., we have 156 mining machines located in our warehouse in Hong Kong, 34,948 in our warehouse in Beatrice, Nebraska and 26,584 currently being stored by our partner manufacturer in Malaysia.

The following chart sets forth the details of the mining farms, hosting facilities and warehouses with the location of our subsidiaries’ mining machines as of the date of this prospectus:

			Machines for Our Own Operations			Machines Hosted for Our Customers (including Machines Not Under Operation)
	Type of Facilities	Location	Total Mining Machines	Machines Under Operation	Machines Not Under Operation
1	Mining Farm	Omaha, Nebraska	2,645	—	2,645	—
2	Mining Farm	York, Nebraska	4,610	3,200	1,410	1,310
3	Hosting Facility	Akron, Ohio	5,281	5,206	75	—
4	Warehouses	Hong Kong and Beatrice, Nebraska	34,488	—	34,488	616
5	Partner Manufacturer’s Warehouse	Malaysia	26,584	—	26,584	—
		Total:	73,608	8,406	65,202	1,926

Sale of Mining Machines

Since April 2023, through our subsidiaries, we have sold our self-designed mining machines to customers. As of the date of this prospectus, the models of mining machines sold include all the models under the “KS” series, “AL” series, “RX” series and “AE” series, dedicated to the mining of KAS coins, ALPH coins, RXD coins, and ALEO coins, respectively. See “— Mining Machines.”

For the fiscal year ended December 31, 2023, our subsidiaries sold a total number of 67,998 machines, with the KS0 model representing approximately 47.53% of the number, the KS0 Pro model representing approximately 19.92% of the number, the KS3M model representing approximately 19.68% of the number, the KS1 model representing approximately 4.74%, the KS2 model representing approximately 4.12%, and the models KS3 and KS3L representing approximately 4.01%. For the fiscal year ended December 31, 2023, we generated a total of approximately $219.78 million in revenue from selling mining machines, representing approximately 85.43% of our total revenue for that fiscal year.

For the fiscal year ended December 31, 2024, our subsidiaries sold a total number of 102,849 machines, the KS0 model representing approximately 0.02% of the number, the KS0 Pro model representing approximately 19.77% of the number, the KS0 Ultra model representing approximately 31.44% of the number, the KS1 model representing approximately 0.04%, the KS2 model representing approximately 0.05%, the KS2LITE model representing approximately 0.89%, the KS3M model representing approximately 6.86% of the number, the model KS3 representing approximately 0.14%, the model K5L representing approximately 19.22%, the model K5M representing approximately 3.78%, the model AL0 representing approximately 10.60%, the model AL2LITE representing approximately 2.62%, the model AL3 representing approximately 2.30%, and the model RX0 representing approximately 2.27%. For the fiscal year ended December 31, 2024, we generated a total of approximately $192.16 million in revenue from selling mining machines, representing approximately 63.57% of our total revenue of that fiscal year.

Our subsidiary, Bgin Singapore, engages third-party production partners to assemble our subsidiaries’ mining machines. The production process of the mining machines we sell is identical to that of the mining machines we use in our daily operations. For details, see “— Mining Machines.”

Pricing and Sales Model

We determine the pricing of machines based on the prices of machines with similar capacities and performance available on the market, the trading price and attractiveness of the crypto assets these machines are designed for, and the prices of each model vary based on their hash rates. Generally, a model with higher hash rate affords us with greater flexibility in pricing, as we expect these models to be more popular due to their enhanced efficiency in mining KAS or other selected alternative cryptocurrency coins. As of the date of this prospectus, our subsidiaries offer their machines at prices ranging from US$129 to US$5,999.

Our machines are available for purchase only through our website, iceriver.io. Customers may view and place orders for machines they intend to purchase directly through the website. Such orders typically contain the price, quantity, and model of the machines, as well as fulfillment methods and expected date of delivery or availability.

After a customer order is received, we then place an order with our third-party production partners to assemble the machines required. Customers may opt for delivery or in-person pick-up as the fulfillment method. If the customer chooses delivery as the fulfillment method, delivery is carried out by a third-party logistics partner, with whom we maintain a long-term agreement, which will be shipped directly by our third-party production partners for delivery at the customer’s designated address. If the customer chooses to pick up the machines, machines will be available for pick-up at our subsidiaries’ warehouse in Hong Kong. For machines purchased by customers opting for miner hosting services, they will be shipped to one of our mining farms in Nebraska for subsequent installment and operations. See “— Miner Hosting Services.”

Submitting Payment through CoinPal

Upon placing an order, customers have the option to submit the payment electronically in U.S. dollars through wire transfer, or alternatively customers may choose to pay using crypto assets. To make a payment in crypto asset coins, customers will be re-directed to our designated payment platform, CoinPal, on which customers may submit payment using Bitcoins, USDT, and Ethereum. The total price of an order in any cryptocurrency will be calculated automatically by CoinPal based on real-time exchange rate information between USDT and the chosen cryptocurrency. We have been advised by CoinPal that they retrieve real-time exchange rate information from Binance.com. Our customers are responsible for any transfer costs associated with transferring crypto assets as payment. For each payment, we are charged processing fees of 0.8% of the total payment amount by CoinPal, and the remaining payment will be remitted to us by CoinPal in USDT based on the conversion at the time of the purchase. We do not receive Bitcoins or Ethereum from CoinPal. Once CoinPal receives a customer’s payment, we are able to initiate a request to withdraw the available USDT to our wallet account. We have been advised by CoinPal that it stores the crypto assets received as payment for our mining machines in their own hot wallets or with Binance.com. See “Risk Factors — Risks Related to Our Business and Industry — Customers may submit cryptocurrencies, including USDT, as a form of payment through our designated payment platform, which creates substantial risks to us.”

By using CoinPal’s services, we agree to the terms set forth in CoinPal’s standard user agreement, which outlines CoinPal’s policies on account registration, scope of services, service fees, and other matters.

Since November 2022, Mr. Qiuhua Li has served as the chief executive officer of Coinpal Limited, a company formed in the BVI, which, through its subsidiaries, operates CoinPal. On April 10, 2025, Mr. Li acquired 100% of the issued and outstanding share capital of Coinpal Limited. See also “Management.” For the fiscal years ended December 31, 2023 and 2024, USDT coins valued at US$199.8 million and US$188.7 million, respectively, were remitted to us by CoinPal. See “Related Party Transactions — Business transactions with CoinPal.”

Our Suppliers

Similar to the machines used in our daily operations, production of machines to be sold to customers require the same set of main components, including PCBs, other electronic components, and structure components. For the fiscal year ended December 31, 2023, one supplier contributed over 10% of our total purchases during the period, representing approximately 22.32% of our total purchases. Our largest supplier is based in Singapore, and our second and third largest suppliers are based in Hong Kong. For the fiscal year ended December 31, 2024, one supplier contributed over 10% of our total purchases during the period, representing approximately 61.5% of our total purchases. The largest supplier is based in Hong Kong, the second largest supplier is based in mainland China, and the third largest supplier is based in Singapore. Our subsidiaries do not maintain any long-term contracts with most of their suppliers, and our subsidiaries purchase machine components mostly on an order-by-order basis based on their needs. If our subsidiaries lose any of these major suppliers and are unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase, and our production process may be delayed or suspended. In such event, our business and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — Our subsidiaries do not maintain long-term contracts with most of their suppliers. If our subsidiaries are unable to source from their current suppliers and unable to find acceptable substitutes at reasonable costs or at all, our production costs may increase and our business and results of operations may be materially and adversely affected.”

Our Customers

For the fiscal years ended December 31, 2023 and 2024, we sold our self-designed mining machines to approximately 4,445 and 7,231 customers, respectively, who are primarily based in Hong Kong, the U.S. and Southeast Asia. Two customers’ purchases each contributed more than 10% of our aggregate revenue for the fiscal year ended December 31, 2023, representing approximately 17.38% and 13.3% of our aggregate revenue, respectively. The largest customer is based in Vietnam, and the second largest customer is based in Hong Kong. For the fiscal year ended December 31, 2024, no customer contributed more than 10% of our total revenue. See “Risk Factors — Risks Related to Our Business and Industry — We depend on a few customers for a significant portion of our revenues and the loss of any such customers could adversely affect our business, financial condition, results of operations and cash flows.”

Customers who purchase our mining machines include individual miners, who use our machines for their own mining purposes, and distributors, who distribute and resell our machines to end users, who are typically individual miners. For the fiscal year ended December 31, 2023, individual miners and distributors represented 10.26% and 89.74% of our total customers, respectively. For the fiscal year ended December 31, 2024, individual miners and distributors represented 12.05% and 87.95% of our total customers, respectively.

The terms and conditions of surrounding the purchase and sale of our mining machines are set forth on our website, https://www.iceriver.io. By placing purchase orders through the online website, customers imply their consent to the terms and conditions set forth therein, including the following:

•        Orders.    Orders are accepted and confirmed only when the order status is updated to “awaiting shipment.” We reserve the right to cancel orders due to pricing errors, product unavailability, or delivery restrictions.

•        Pricing and taxes.    Orders are in settled in U.S. dollars and can be subject to change after an order is placed. In such instances, we will contact the purchasers and receive confirmations that the updated pricing is acceptable before the order is shipped. Customers are responsible for any additional taxes and customs duties.

•        Delivery.    Delivery will be promptly arranged after the order is paid in full. We use third-party carriers to deliver the machines. Delays or address issues may result in additional fees or cancellations.

•        Exchange or Refunds.    We normally do not provide exchanges or refunds for products after an order is confirmed.

•        Warranty.    If a machine is defective, the customer may ship the machine back for repair or exchange. The warranty period for an exchanged machine is 30 days.

Miner Hosting Services

Since November 2023, we have been offering miner hosting services as an elective, value-added service to customers who purchase selected models of our self-designed mining machines. With our miner hosting services, we handle the setup, housing, operation and monitoring of our customers’ mining machines at our mining farms, providing daily maintenance on the mining hardware and other infrastructure. We believe that we have designed our hosting service as a simple and efficient option that offers our customers the ability to easily control their hosted machines globally via a desktop and mobile interface.

Customers interested in opting for miner hosting services may do so while placing a machine purchase order with us on our website, www.iceriver.io. To register for miner hosting services, customers are required to create an account with us and review and accept the terms of our hosting services agreement.

Machines purchased by customers enrolling in miner hosting services will be delivered to our mining farms or hosting facilities and installed by our team. The fees we charge to customers include a one-time set-up fee of US$20 per machine unit, and an electricity fee of US$0.08 per kWh incurred. Customers are required to make an advance payment covering set up fees up to two months’ worth of electricity fees and a deposit equivalent to 15 days’ electricity fees, and are encouraged to deposit funds with us on a regular basis. We deduct funds from our customers’ account balance on a monthly basis for electricity fees.

We offer 24/7 professional support to our hosting customers. We conduct regular maintenance for customers’ machines without extra charge to customers. We provide a 6-month free warranty service for newly deployed mining machines. During the warranty period, if a mining machine malfunctions, we will provide repair services, and customers do not need to pay repair fees. If a mining machine malfunctions after the warranty period ends, the customer shall submit a repair work order. We will evaluate the specific fault conditions and provide a repair quotation, and the customer will decide whether to proceed with the repair. If on-site maintenance personnel cannot resolve the malfunction, we will make reasonable efforts to send the mining machine to the original manufacturer or a third-party repair service provider for handling, and the relevant costs shall be borne by the customer. If a malfunction occurs under the warranty period, the customer shall still bear the shipping fees to the original manufacturer or a third-party repair service provider.

Under the hosting services agreements we enter into with each customer, either party has a right to terminate the agreement with or without cause upon a 45-day prior written notice to the other party. Additionally, if a customer’s arrears reach 60 days, the hosting service agreement shall terminate automatically. Following the termination of the service relationship, we will ship machines back to customers’ designated locations at their expense. If a customer does not provide his or her delivery instructions within 15 days following the termination of service relationship, we retain the right to sell or retain possession of such customer’s machines.

As of the date of this prospectus, we host 1,926 machines as part of our mining hosting services provided to customers, of which 1,165 are in operation and 145 are non-operational at our mining farm located in York, Nebraska, and 616 are stored in our warehouse in Beatrice, Nebraska. We believe that as we add mining farm capacity, we will be able to further scale this business segment. For details, see “— Mining Farms and Mining Facilities.”

Mining Operations

Through our subsidiaries, we started our mining operations in March 2019. We measure the success of our mining operations by the value of the cryptocurrency rewards our subsidiaries earn from their mining activities. As our subsidiaries produce cryptocurrencies through their mining activities, our subsidiaries exchange those cryptocurrencies for fiat currency such as U.S. dollars to generate cash flow to fund our business operations, subject to a combination of market and operational conditions. Since cryptocurrencies are generally susceptible to market changes and risks, our subsidiaries typically exchange the cryptocurrencies mined for Tethers within a reasonable timeframe after obtaining them, and then exchange the Tethers held into fiat currency on a regular basis. We adopted an internal policy on January 1, 2023, detailing when and how we will exchange our mined cryptocurrencies for Tether and fiat currency, which was observed until July 15, 2023. According to that policy, we would initiate an exchange on cryptocurrency exchanges once the value of Tether units we held in cold wallets reached a value of approximately US$100,000. As of the date of this prospectus, the above policy has been replaced with the following plans to safeguard and store our crypto assets, which have been approved by our chief executive officer and chairman of the board of directors. First, given our current business scale, profitability, and risk tolerance, we intend to continue holding a portion of our assets in USDT coins, not to exceed 20% of our net assets at any given time. To achieve this goal, we have been converting any extra USDT coins exceeding the 20% limit into fiat currency through exchanges including Actyve and MCE. Second, going forward, we intend to store our cryptocurrencies in licensed, U.S.-regulated centralized custodians and implement a multi-level authorization mechanism for access to ensure security.

On average, cryptocurrency exchanges impose a fee of approximately 0.5% for such transactions. We prioritize safety and reliability in selecting exchanges for conducting transactions. We take a series of precautionary measures to protect our cryptocurrencies, including opening accounts on reputable and reliable exchanges, setting up complex passwords and changing passwords on a frequent basis, adopting two-factor authentication for log-in, avoiding the use of public Wi-Fi for account access, and staying informed of the latest cybersecurity threats.

For the fiscal year ended December 31, 2023, we mined six cryptocurrencies, including KAS, IRON, RXD, NIM, KLS, and ALPH, which contributed 71.5%, 27.92%, 0.28%, 0.25%, 0.03%, and 0.02% of our total revenues for the fiscal year, respectively.

For the fiscal year ended December 31, 2024, we mined 13 cryptocurrencies, including KAS, ALPH, IRON, RXD, NIM, KLS, PYRIN, SEDRA, NEXELLIA, BUGNA, HOOSAT, PUG, and GRAM, which contributed 84.80%, 6.46%, 3.51%, 2.22%, 0.39%, 1.48%, 0.10%, 0.30%, 0.06%, 0.09%, 0.00%, 0.01%, and 0.57% of our total mining revenues for the fiscal year, respectively.

The following table lists the cryptocurrency that our subsidiaries have mined during the fiscal years ended December 31 2023 and 2024:

	For the Year Ended December 31, 2023					For the Year Ended December 31, 2024
Cryptocurrency	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin	Revenue/ Value of cryptocurrencies mined	Electricity costs	Depreciation and other costs	Margin	% of margin
	(in US$)	(in US$)	(in US$)	(in US$)		(in US$)	(in US$)	(in US$)	(in US$)
NIM	32,874	11,578	11,109	10,187	31%	174,842	63,889	36,570	74,383	43%
ALPH	2,735	1,259	924	552	20%	38,187,369	16,406,167	7,987,200	13,794,002	36%
KLS	3,443	1,618	1,164	661	19%	1,581,609	262,441	330,806	988,361	62%
RXD	36,484	12,663	12,329	11,492	31%	999,732	161,427	209,102	629,203	63%
KAS	9,294,807	2,568,662	3,140,944	3,585,201	39%	665,809	159,854	139,259	366,695	55%
IRON	3,629,731	1,462,880	1,226,576	940,275	26%	2,908,699	582,037	608,378	1,718,285	59%
PYRIN	—	—	—	—		47,202	13,237	9,873	24,093	51%
SEDRA	—	—	—	—		134,030	35,586	28,034	70,411	53%
NEXELLIA	—	—	—	—		28,403	7,181	5,941	15,281	54%
BUGNA	—	—	—	—		39,964	11,328	8,359	20,277	51%
HOOSAT	—	—	—	—		1,854	329	388	1,137	61%
PUG	—	—	—	—		5,035	1,580	1,053	2,402	48%
GRAM	—	—	—	—		255,652	73,872	53,472	128,308	50%
Total	13,000,074	4,058,660	4,393,046	4,548,368	35%	45,030,201	17,778,927	9,418,434	17,832,839	40%

Performance Metrics

The following tables present the number of cryptocurrencies mined by our subsidiaries in the fiscal years ended December 31, 2023 and 2024 by type, total number of units in circulation of such cryptocurrencies, representing the number of units created and in existence as of a certain date, our market share, mining difficulty across the global network, and our hash rate and hash rate across the global network for mining each type of cryptocurrency.

NIM

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2023	3,678,473	108,651,747	3.39%	7,183,299	0.26GH/s	7.662GH/s
February 28, 2023	2,767,703	97,101,575	2.85%	9,438,840	0.29GH/s	10.068GH/s
March 31, 2023	3,300,374	106,486,033	3.10%	7,758,995	0.26GH/s	8.276GH/s
April 30, 2023	2,931,746	101,951,024	2.88%	5,272,147	0.16GH/s	5.623GH/s
May 31, 2023	1,756,578	104,270,715	1.68%	8,554,780	0.15GH/s	9.125GH/s
June 30, 2023	1,340,341	99,864,187	1.34%	7,227,590	0.10GH/s	7.709GH/s
July 31, 2023	1,941,024	102,144,119	1.90%	8,210,764	0.17GH/s	8.758GH/s
August 31, 2023	2,546,260	101,069,268	2.52%	4,388,287	0.12GH/s	4.68GH/s
September 30, 2023	2,072,479	96,775,793	2.14%	6024787	0.14GH/s	6.426GH/s
October 31, 2023	30,036	99,095,282	0.03%	6,698,825	0.002GH/s	7.14GH/s
November 30, 2023	515,122	95,196,836	0.54%	6,152,732	0.035GH/s	6.56GH/s
December 31, 2023	2,739,800	97,410,076	2.81%	4,204,248	0.126GH/s	4.48GH/s
January 31, 2024	2,632,308	95,924,271	2.74%	3,511,313	0.102GH/s	3.745GH/s
February 28, 2024	1,775,810	88,789,364	2.00%	4,273,799	0.091GH/s	4.558GH/s
March 31, 2024	2,089,556	93,975,990	2.22%	4,225,916	0.100GH/s	4.507GH/s
April 30, 2024	2,670,184	89,984,248	2.97%	4,661,100	0.147GH/s	4.971GH/s
May 31, 2024	13,491,208	92,037,011	14.66%	5,884,430	0.919GH/s	6.276GH/s
June 30, 2024	13,698,265	88,127,922	15.54%	4,860,257	0.805GH/s	5.18GH/s
July 31, 2024	13,673,745	90,106,627	15.18%	8,676,222	1.404GH/s	9.25GH/s
August 31, 2024	19,846,533	89,143,627	22.26%	7,145,857	1.697GH/s	7.62GH/s
September 30, 2024	16,187,294	85,373,758	18.96%	8,287,630	1.676GH/s	8.84GH/s
October 31, 2024	21,186,863	87,305,570	24.27%	8,311,814	2.152GH/s	8.86GH/s
November 30, 2024	11,387,539	83,853,547	13.58%	4,531,303	0.656GH/s	4.83GH/s

KAS

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2023	164,643,404	750,946,464	21.92%	424,131,333,173,370	92.99TH/s	424.13TH/s
February 28, 2023	144,075,221	640,987,949	22.48%	336,085,850,451,100	75.54TH/s	336.09TH/s
March 31, 2023	109,521,329	671,556,355	16.31%	451,882,418,149,760	73.7TH/s	451.88TH/s
April 30, 2023	41,890,277	612,530,229	6.84%	749,286,786,201,000	51.24TH/s	749.29TH/s
May 31, 2023	5,716,008	598,290,195	0.96%	1,116,832,227,278,200	10.67TH/s	1,116.83TH/s
June 30, 2023	4,065,707	545,702,651	0.75%	1,025,560,020,003,500	7.64TH/s	1,025.56TH/s
July 31, 2023	14,624,951	533,015,899	2.74%	1,116,661,361,920,700	30.64TH/s	1,116.66TH/s
August 31, 2023	57,928,860	502,149,603	11.54%	3,171,073,940,233,500	365.82TH/s	3,171.07TH/s
September 30, 2023	12,815,040	458,879,446	2.79%	16,343,931,316,756,000	456.43TH/s	16,343.93TH/s
October 31, 2023	3,694,982	445,865,481	0.83%	29,972,432,090,416,000	248.38TH/s	29,972.43TH/s
November 30, 2023	2,930,664	405,170,736	0.72%	50,398,250,636,275,000	364.53TH/s	50,398.25TH/s
December 31, 2023	1,445,251	397,126,689	0.36%	80,237,303,251,544,000	292.00TH/s	80,237.30TH/s
January 31, 2024	1,733,045	368,019,936	0.47%	133,328,622,571,770,000	628TH/s	133,329TH/s
February 28, 2024	10,958,835	329,409,504	3.33%	174,809,215,572,460,000	5,816TH/s	174,809TH/s
March 31, 2024	7,424,998	334,507,104	2.22%	171,418,126,036,020,000	3,805TH/s	171,418TH/s
April 30, 2024	6,372,331	305,065,440	2.09%	211,244,565,380,820,000	4,413TH/s	211,245TH/s
May 31, 2024	6,150,712	298,014,336	2.06%	256,262,020,489,210,000	5,289TH/s	256,262TH/s
June 30, 2024	4,236,090	271,771,200	1.56%	333,736,239,330,520,000	5,202TH/s	333,736TH/s

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
July 31, 2024	4,059,856	265,078,830	1.53%	454,869,298,139,543,000	6,967TH/s	454,869TH/s
August 31, 2024	14,436,822	249,927,995	5.78%	778,409,974,161,313,000	44,964TH/s	778,410TH/s
September 30, 2024	33,931,081	228,093,580	14.88%	1,058,843,891,216,660,000	157,513TH/s	1,058,844TH/s
October 31, 2024	47,032,864	222,586,077	21.13%	1,159,964,544,885,800,000	245,103TH/s	1,159,965TH/s
November 30, 2024	58,220,985	203,076,013	28.67%	1,338,865,382,740,300,000	383,847TH/s	1,338,865TH/s
December 31, 2024	59,784,554	198,523,696	30.11%	1,348,060,490,945,600,000	405,963TH/s	1,348,060TH/s

IRON

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2023	—	—	—	—	—	—
February 28, 2023	—	—	—	—	—	—
March 31, 2023	—	—	—	—	—	—
April 30, 2023	35,303	259,200	13.62%	274,952,264,192,150,000	624.13Th/s	4,582.54Th/s
May 31, 2023	263,522	892,800	29.52%	259,435,253,155,990,000	1,276.26Th/s	4,323.92Th/s
June 30, 2023	373,108	864,000	43.18%	137,488,489,086,020,000	989.54Th/s	2,291.47Th/s
July 31, 2023	491,299	892,800	55.03%	106,945,559,529,090,000	980.85Th/s	1,782.43Th/s
August 31, 2023	484,941	892,800	54.32%	79,453,190,443,371,000	719.28Th/s	1,324.22Th/s
September 30, 2023	343,192	864,000	39.72%	100,100,749,301,190,000	662.69Th/s	1,668.35Th/s
October 31, 2023	412,345	892,800	46.19%	103,258,542,581,820	794.84TH/s	1,720.97TH/s
November 30, 2023	454,425	864,000	52.60%	118,754,812,113,130	1040.99TH/s	1,979.24TH/s
December 31, 2023	189,987	892,800	21.28%	77,861,255,374,889	276.14TH/s	1,297.68TH/s
January 31, 2024	246,992	892,800	27.66%	107,961,282,962,830,000	498TH/s	1,799.35TH/s
February 28, 2024	219,496	835,200	26.28%	111,107,722,513,240,000	487TH/s	1,851.8TH/s
March 31, 2024	274,038	892,800	30.69%	99,128,330,830,857,000	507TH/s	1,652.14TH/s
April 30, 2024	11,712	864,000	1.36%	245,299,044,796,000	0.055Th/s	4TH/s
May 31, 2024	—	848,160	—	250,839,471,490,850	—	4.25TH/s
June 30, 2024	—	820,800	—	193,816,474,723,378	—	3.28TH/s
July 31, 2024	—	848,160	—	170,297,811,330,365.00	—	2.88TH/s
August 31, 2024	—	848,160	—	176,662,939,123,763.00	—	2.99TH/s
September 30, 2024	—	820,800	—	108,738,902,263,152.00	—	1.84TH/s
October 31, 2024	—	848,160	—	85,673,846,451,321	—	1.45TH/s
November 30, 2024	—	820,800	—	97,087,878,345,800.50	—	1.64TH/s
December 31, 2024	—	848,160	—	101,863,294,793,924.00	—	1.69TH/s

RXD

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2023	—	—	—	—	—	—
February 28, 2023	—	—	—	—	—	—
March 31, 2023	—	—	—	—	—	—
April 30, 2023	2,600,077	432,000,000	0.60%	9,401,651	0.81TH/s	134.59TH/s
May 31, 2023	—	—	—	—	—	—
June 30, 2023	—	—	—	—	—	—
July 31, 2023	—	—	—	—	—	—
August 31, 2023	—	—	—	—	—	—
September 30, 2023	—	—	—	—	—	—
October 31, 2023	—	—	—	—	—	—

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
November 30, 2023	5,843,654	432,000,000	1.35%	6,680,854	1.29TH/s	95.64TH/s
December 31, 2023	4,806,361	432,000,000	1.11%	6,083,834	0.969TH/s	87.10TH/s
January 31, 2024	81,622,624	446,400,000	18.28%	4,582,355	11.99TH/s	65.6TH/s
February 28, 2024	103,752,886	417,600,000	24.85%	4,097,242	14.57TH/s	58.65TH/s
March 31, 2024	171,421,541	446,400,000	38.40%	3,947,506	21.70TH/s	56.51TH/s
April 30, 2024	51,998,839	352,800,000	14.74%	5,147,159	10.85TH/s	73.68TH/s
May 31, 2024	24,014	223,200,000	0.01%	13,729,270	0.02TH/s	196.55TH/s
June 30, 2024	29,190	216,000,000	0.01%	12,004,923	0.02TH/s	171.86TH/s
July 31, 2024	—	223,200,000	0.00%	12,923,982.07	—	185.02TH/s
August 31, 2024	—	223,200,000	0.00%	12,683,064.37	—	181.57TH/s
September 30, 2024	—	216,000,000	0.00%	49,863,061.45	—	713.86TH/s
October 31, 2024	—	223,200,000	0.00%	160,475,971.56	—	2,297.46TH/s
November 30, 2024	—	216,000,000	0.00%	220,245,685.00	—	3,153.16TH/s
December 31,2024	—	223,200,000	0.00%	211,418,327.73	—	2,959.3Th/s

ALPH

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2023	—	—	—	—	—	—
February 28, 2023	—	—	—	—	—	—
March 31, 2023	—	—	—	—	—	—
April 30, 2023	—	—	—	—	—	—
May 31, 2023	—	—	—	—	—	—
June 30, 2023	—	—	—	—	—	—
July 31, 2023	—	—	—	—	—	—
August 31, 2023	—	—	—	—	—	—
September 30, 2023	—	—	—	—	—	—
October 31, 2023	—	—	—	—	—	—
November 30, 2023	—	—	—	—	—	—
December 31, 2023	2,884	89,410	3.23%	18,751,717	2.41TH/s	75.00TH/s
January 31, 2024	139,415	1,605,744	8.68%	77,611,786	7.06TH/s	81.38TH/s
February 28, 2024	200,933	1,471,608	13.65%	96,128,487	13.76TH/s	100.79TH/s
March 31, 2024	220,980	1,538,784	14.36%	92,735,902	13.96TH/s	97.24TH/s
April 30, 2024	312,223	1,455,192	21.46%	107,754,982	24.24TH/s	112.99TH/s
May 31, 2024	198,077	1,469,880	13.48%	171,535,693	24.23TH/s	179.86TH/s
June 30, 2024	87,462	1,370,404	6.38%	61,414,080	65.75TH/s	1,030.36TH/s
July 31, 2024	28,302	1,386,034	2.04%	81,618,746	27.96TH/s	1,369.35TH/s
August 31, 2024	325	1,351,864	0.02%	207,928,935	0.84TH/s	3,488,50TH/s
September 30, 2024	—	1,317,693	0.00%	756,803,188.23	0.00Th/s	12,697.15TH/s
October 31, 2024	—	1,283,523	0.00%	1,347,926,162.58	0.00Th/s	22,614.62TH/s
November 30, 2024	—	1,257,895	0.00%	1,403,191,580.52	0.00Th/s	23,541.83TH/s
December 31, 2024	—	1,223,725	0.00%	1,749,648,653.41	0.00Th/s	29,354.46TH/s

KLS

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2023	—	—	—	—	—	—
February 28, 2023	—	—	—	—	—	—
March 31, 2023	—	—	—	—	—	—
April 30, 2023	—	—	—	—	—	—
May 31, 2023	—	—	—	—	—	—
June 30, 2023	—	—	—	—	—	—
July 31, 2023	—	—	—	—	—	—
August 31, 2023	—	—	—	—	—	—
September 30, 2023	—	—	—	—	—	—
October 31, 2023	—	—	—	—	—	—
November 30, 2023	—	—	—	—	—	—
December 31, 2023	80,276	2,488,557	3.23%	410,639,421,078,970	13.24TH/s	410.63TH/s
January 31, 2024	323,031	133,920,000	0.24%	229,454,238,795,300	0.55TH/s	229.45TH/s
For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
February 28, 2024	3,818,412	125,280,000	3.05%	146,629,657,594,770	4.47TH/s	146.63TH/s
March 31, 2024	9,938,893	133,920,000	7.42%	113,648,508,900,710	8.43TH/s	113.65TH/s
April 30, 2024	16,816,835	129,600,000	12.98%	107,698,717,742,830	13.98TH/s	107.7TH/s
May 31, 2024	30,039,102	119,145,600	25.21%	81,712,790,081,592	20.6TH/s	81.71TH/s
June 30, 2024	30,922,768	111,096,576	27.83%	64,340,279,149,057	17.91TH/s	64.34TH/s
July 31, 2024	38,452,281	111,664,228	34.44%	57,242,160,237,168	19.71TH/s	57.24TH/s
August 31, 2024	28,259,017	108,520,066	26.04%	57,148,525,876,926	14.88TH/s	57.14TH/s
September 30, 2024	1,909,686	102,064,784	1.87%	40,623.134778	3.25TH/s	173.93TH/s
October 31, 2024	—	102,667,774	0.00%	506,440,174,623	—	507.20GH/s
November 30, 2024	—	96,763,910	0.00%	350,124,987,033	—	350.65GH/s
December 31, 2024	—	86,565,888	0.00%	425,185,607,813.64	—	425.78GH/s

PUG

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	—	—	—	—	—	—
March 31, 2024	—	—	—	—	—	—
April 30, 2024	—	—	—	—	—	—
May 31, 2024	39,104,987	388,800,000	10.06%	34,157,158,203,719	3TH/s	34TH/s
June 30, 2024	56845243.29	1,230,965,560	4.62%	2,067,234,530,737	0.092TH/s	2TH/s

BUGNA

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	—	—	—	—	—	—
March 31, 2024	51,497,922	2,592,000,000	1.99%	3,123,295,437,954,700	62TH/s	3,123TH/s
April 30, 2024	190,525,487	5,020,596,347	3.79%	1,361,603,927,662,900	52TH/s	1,362TH/s
May 31, 2024	332,525,168	4,897,163,298	6.79%	757,942,204,228,810	51TH/s	758TH/s
June 30, 2024	695,438,072.9	4,472,308,326	15.55%	278,858,128,731,380	43TH/s	279TH/s
July 31, 2024	688,874,855	4,361,998,301	15.79%	332,982,199,815,813	52.58TH/s	332.98TH/s
August 31, 2024	127,945,008	4,112,700,820	3.11%	1,649,787,634,016,040	51.32TH/s	1,649.78TH/s
September 30, 2024	81,164,392	3,755,517,774	2.16%	2,079,510,037,743,500	44,94TH/s	2,079.51TH/s
October 31, 2024	279,750,794	3,663,074,391	7.64%	1,525,375,931,496,060	116.49TH/s	1,525.37TH/s
November 30, 2024	38,439,240	3,344,997,151	1.15%	1,239,902,710,816,330	14.24TH/s	1,239.90TH/s
December 31, 2024	—	3,374,572,406	0.00%	916,862,175,530,270.00	—	916.86TH/s

HOOSAT

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	—	—	—	—	—	—
March 31, 2024	142,405	138,240,000	0.10%	123,866,831,898,880	0.13TH/s	124TH/s
April 30, 2024	567,219	259,200,000	0.22%	96,085,800,094,329	0.21TH/s	96TH/s
May 31, 2024	—	—	—	—	—	—
June 30, 2024	—	—	—	—	—	—

PYRIN

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	145,622	42,595,200	0.34%	322,433,519,318,130	1.1TH/s	322TH/s
March 31, 2024	48,857	45,532,800	0.11%	748,333,689,543,840	0.8TH/s	748TH/s
April 30, 2024	105,919	44,064,000	0.24%	1,117,910,650,046,900	2.69TH/s	1,118TH/s
May 31, 2024	8,071	43,029,954	0.02%	836,832,977,037,020	0.16TH/s	837TH/s
June 30, 2024	197,052.3178	35,663,321.88	0.55%	531,637,099,363,350	2.94TH/s	532TH/s
July 31, 2024	361,898	34,767,362	1.04%	372,541,079,120,070	3.878TH/s	372TH/s
August 31, 2024	33,902	32,781,581	0.10%	472,12,252,891,430	0.488TH/s	472TH/s
September 30, 2024	10,130	28,849,866	0.04%	196,137,629,704,510	0.069TH/s	196TH/s
October 31, 2024	688,552	28,069,632	2.45%	42,197,937,709,218	1.035TH/s	42TH/s
November 30, 2024	114,897	25,634,880	0.45%	4,415,057,038,175	0.02TH/s	4TH/s

SEDRA

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	282,242	302,400,000	0.09%	6,796,806,069,830,500	6TH/s	6,797TH/s
March 31, 2024	33,764,390	1,339,200,000	2.52%	4,571,546,589,340,700	115TH/s	4,572TH/s
April 30, 2024	38,979,161	1,296,000,000	3.01%	5,794,734,199,002,900	174TH/s	5,795TH/s
May 31, 2024	46,450,031	1,339,200,000	3.47%	3,580,778,491,875,000	124TH/s	3,581TH/s
June 30, 2024	62,784,969	1,296,000,000	4.84%	3,310,999,829,533,700	160TH/s	3,311TH/s
July 31, 2024	—	1,339,200,000	—	2,578,713,169,566,800	—	2,578.71TH/s
August 31, 2024	—	1,230,813,820	—	7,980,207,767,376,600	—	7,980.20TH/s
September 30, 2024	—	1,096,768,554	—	9,155,346,370,956,060	—	9,155.34TH/s
October 31, 2024	—	1,069,975,123	—	7,245,025,244,115,660	—	7,245.02TH/s
November 30, 2024	—	976,900,029	—	5,911,493,182,159,560	—	5,911.49TH/s
December 31, 2024	—	990,993,062	—	5,074,555,884,953,000	—	5,074.55TH/s

NEXELLIA

For the month ended	Number of units mined by our subsidiaries	Total number of units in circulation	Our market share	Mining difficulty across global network	Our hash rate	Hash rate across global network
January 31, 2024	—	—	—	—	—	—
February 28, 2024	64,473	2,505,600	2.57%	122,096,755,251,810	3.14TH/s	122TH/s
March 31, 2024	204,036	32,140,800	0.63%	27,091,031,761,153	0.17TH/s	27TH/s
April 30, 2024	1,310,591	31,104,000	4.21%	19,285,650,588,665	0.8TH/s	19TH/s
May 31, 2024	7,076,583	32,140,800	22.02%	6,187,643,149,710	1.32TH/s	6TH/s
June 30, 2024	2,879,384	31,104,000	9.26%	4,432,080,392,597	0.37TH/s	4TH/s
July 31, 2024	—	32,140,800	—	2,112,245,776,540	—	2.11TH/s
August 31, 2024	—	32,140,800	—	5,401,851,559,104	—	5.40TH/s
September 30, 2024	—	31,104,000	—	3,669,215,491,638	—	3.66TH/s
October 31, 2024	—	32,140,800	—	3,079,389,714,512	—	3.07TH/s
November 30, 2024	—	15,552,000	—	35.07	—	151.48TH/s
December 31, 2024	—	16,070,400	—	33.392597	—	144.18GH/s

We intend to start mining additional cryptocurrencies in the future, including BTC and DOGE. We adjust our mining strategy primarily based on the overall rate of return. The rate of return for mining a particular type of cryptocurrency typically depends upon a few crucial factors, including its trading price, mining difficulty, and the hash rate it takes to mine a unit of each cryptocurrency. An increase in a cryptocurrency’s trading price attracts more miners, and leads to an increase in mining difficulty of that cryptocurrency. As the cryptocurrency market is volatile in nature, we monitor the trading prices of selected alternative cryptocurrencies on a constant basis, and adjust the mining ratios of different cryptocurrencies on a daily basis to maximize the overall rate of return. Specifically, we will start mining a cryptocurrency only when all of four conditions are met: (i) the daily value of coins mined across the network exceeds $10,000, (ii) we will be able to generate a gross margin exceeding 40% by mining that cryptocurrency, and (iii) the cryptocurrency is freely tradable on well-known cryptocurrency exchanges, and (iv) the daily trading volume is no less than three times the daily value of coins mined across the network.

We have internal procedures in place for analyzing whether a particular cryptocurrency that we intend to mine, invest in, or transact is a “security” within the meaning of Section 2(a)(1) of the Securities Act. Once we identify a cryptocurrency as potentially mineable, we will submit information relating to such cryptocurrency to our internal legal counsel to provide an assessment as to the likelihood of such cryptocurrency being deemed a “security” within the meaning of Section 2(a)(1) of the Securities Act, based on the state of the law and any guidance available at the time of determination. We plan to take additional steps to implement internal compliance procedures for this purpose, including working with employees trained to identify the indicia of a “security” and outside legal counsel experienced in cryptocurrency regulatory matters to make a determination with respect to each type of cryptocurrencies proposed to be mined, invested in, or transacted. In making such determinations, we and our outside legal counsel consider compliance with judicial precedents, and reports, orders and statements issued by the SEC and other related guidance, including the Framework for “Investment Contract” Analysis of Digital Assets. Under these proposed procedures, if we conclude that a cryptocurrency is reasonably likely to be regarded as a “security” within the meaning of Section 2(a)(1) of the Securities Act, the Company will either choose to not mine, invest in, or transact such cryptocurrency, or work with our outside legal counsel to adopt procedures or set up the process that complies with applicable laws and regulations. Any policies and procedures we plan to adopt for this purpose in the future do not constitute a legal standard but rather represent a framework for our analysis, which permits us to make a risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws. Our risk-based assessments do not constitute a legal determination binding on regulators or the courts and do not preclude legal or regulatory action.

As of December 31, 2023 and 2024, we had 5,288 and 37,864 mining machines in operation, respectively, and 564 and 9,125 mining machines not in operation, respectively. As of December 31, 2023, 287 mining machines were in transit from Hong Kong to the U.S., and as of December 31, 2024, 2,412 mining machines were detained by the U.S. Customs. As of the date of this prospectus, other than 324 mining machines located in our warehouse in Hong Kong and 26,584 mining machines stored by our partner manufacturer in Malaysia, all of our machines are located in the U.S.

Mining Pools

A mining pool is a platform where miners use their computing power to jointly provide cryptocurrency transaction verification services on a blockchain and share mining rewards. Mining pools reduce the risk of mining and the expected rewards for the mining pools are generally proportionate to a member’s contribution to the aggregate computing power of the blockchain network.

Currently, we operate a mining pool which are open to participants and support the mining of KAS. As of December 31, 2023, the mineable assets at our mining pools included KAS and IRON. As of December 31, 2024, the mineable assets at our mining pools included five types of cryptocurrencies, namely KAS, RXD, SDR, ALPH, and BGA. As of the date of this prospectus, there are more than 19,163 participants in the mining pools we operate, with a majority of them being purchasers of our subsidiaries’ KS series machines dedicated to the mining of KAS coins. We attract participants through (i) setting up a referral program and providing rebates and incentives to existing participants who recommend new participants to join the pool, and (ii) setting up lower pool fees compared to the industry average, and (iii) provide customizable services to pool participants. In our experience, mining pool margins have been quite narrow due to relatively high administrative and compliance costs. Therefore, we intend to wind down this business almost completely over the next 24 months.

We maintain a website, HumPool.com, for our mining pools. Miners interested in joining our mining pools may access current information on the pools through the website, including the mineable crypto assets, and their respective pool and network hash rates, current trading prices, minimum payout thresholds, and blockchain addresses through which machines can be connected to our mining pools. We usually provide multiple blockchain addresses for each type of crypto asset, tailored to miners located in different geographic locations or using different models of mining machines with disparate mining powers. To start mining, a pool participant needs to register an online account with us. We do not require pool participants to install any software to participate in mining.

We generate income by receiving crypto coins as rewards and deducting a percentage of such rewards as pool fees from payouts to pool participants. We do not charge any entry fees for participating in the mining pools. The following tables shows the type of crypto asset available for mining on our mining pools, pool fees, minimum payout thresholds, and combined hash rate for each crypto asset as of the date of this prospectus.

Crypto Asset	Combined Hash Rate	Minimum Payout Threshold	Pool Fees (% of Rewards Earned)
			Registered Users	Non- registered Users
KAS	120.88Ph/s	15 units	1%	1%

Currently, pool participants mining KAS coins will automatically receive rewards in CAU coins for each KAS coin accumulated and distributable to them, provided by CAU’s official team. The amount of rewards is currently at 0.00014550 CAU coin for each KAS coin mined, and will be subject to change depending on CAU network parameters and KAS network difficulty. The minimum payout threshold for CAU coins is set at 0.5 unit.

The following table shows the percentages of our total revenue contributed by mining pool services fees by crypto asset for the years ended December 31, 2023 and 2024.

Crypto Asset	Percentage of Our Total Revenue Contributed by Mining Pool Services Fees by Crypto Asset for the Year Ended December 31, 2023	Percentage of Our Total Revenue Contributed by Mining Pool Services Fees by Crypto Asset for the Fiscal Year Ended December 31, 2024
KAS	100%	91.49%
RXD	0%	1.29%
PYI	0%	0.23%
NXL	0%	0.02%
SDR	0%	0.83%
ALPH	0%	4.99%
BGA	0%	0.20%
HTN	0%	0.05%
GRAM	0%	0.06%
KLS	0%	0.51%
IRON	0%	0.09%
NIM	0%	0.24%

Through websites, mobile apps and other types of management software, pool participants may monitor their mining status at any time, from anywhere. In order to protect the mining pools from disruption, we have implemented security measures including (i) utilizing Distributed Denial of Service (“DdoS”) protection services to detect and mitigate DdoS attacks, filter website traffic and prevent non-legitimate access or requests, (ii) setting up black and whitelists for crypto wallet addresses, (iii) conducting penetration testing on a regular basis, (iv) employing two-factor authentication for log-ins, (v) synchronizing mining pool data on multiple servers, and (vi) encrypting data with private key. The mined cryptocurrencies from the mining pools are automatically stored in a designated hot wallet, and distributed to each participant based on the percentage of computing power it contributes to the mining pools twice a day. After cryptocurrencies are mined and before they are distributed to pool participants, we have temporary possession of such cryptocurrencies. In the event that we suffer from cyberattacks and mined cryptocurrencies are lost, we and pool participants may lose mined cryptocurrencies. See “Risk Factors — Risks Related to Our Business and Industry — We operate mining pools. Any cyber-attacks or other occurrences that negatively impact the operations of the mining pools may result in a materially negative impact on our business, financial position, and results of operations.”

Technology

Chip Configuration Technology

Our subsidiaries have adopted Double Data Rate 3 (DDR3) program protocols for the chips in their mining machines. This is a type of chip configuration technology that allows for a significant reduction in the time spent on chip configuration in cryptocurrency mining when implementing a change in algorithm or the type of cryptocurrency to be mined by a mining machine, thereby enhancing the overall computing power of our subsidiaries’ mining machines.

High-efficiency Cooling System

Our subsidiaries equip their mining machines with a high-efficiency cooling system using materials with high thermal conductivities and heavy-duty cooling fans, which protects their mining machines from high temperatures, dust and vibration, all of which can result in damages to these mining machines over time. Our subsidiaries’ high-efficiency cooling system allow them to optimize the computing power of their mining machines and mine cryptocurrencies with higher productivity and efficiency.

Multi-chip Coordination Technology

Our subsidiaries’ mining machines are equipped with multi-chip coordination technology, which automatically connects the chips in a module in series or parallel in such combination that the resulting multi-chip module will enable the mining machine to operate with greater energy efficiency and higher computing power.

Research and Development

Research and development is key to our continued innovation and business growth, and we have invested significant resources in the research and development of cryptocurrency mining hardware.

We also place a strong emphasis on building our individual research and development teams at various subsidiaries to ensure focus on specific areas. As of September 5, 2025, our subsidiaries had 46 members in their research and development teams, including 17 full-time PRC individuals and 29 employees located in the U.S. and Hong Kong. Many members of our subsidiaries’ research and development team have prior work experience in the blockchain and cryptocurrency industry. For example, Mr. Qi Shao, our chief technology officer, had ten years of experience in the research and development of electronics before he joined us as the chief technology officer of Bgin HK at its founding.

In September 2023, our subsidiaries’ research and development team successfully launched mining pool services, which currently supports the mining of KAS. Our subsidiaries’ research and development team successfully developed proprietary ASIC chips, which have been manufactured and installed on our machines under our “KS” series, “AL” series, “RX” series and “AE” series.

At the end of calendar year 2024, our research and development team successfully developed two new models under the “KS” series, which were launched in March 2025. The newly developed KS7 model is capable of achieving a hash rate of up to 30 TH/s, doubling the hash rate of the best-performing machines of KS5M model. Our research and development team is currently in the process of designing and developing two new series of machines, (i) “BL1” mining machines, dedicated to the mining of Dogecoin, which are expected to be launched in the first half of 2026, and (ii) “BT1” series machines, dedicated to the mining of Bitcoin, which are expected to be launched by the first calendar quarter of 2026, and as of the date of this prospectus, we have entered a tape-out phase, the critical milestone in the development process as we have completed the design and simulation verification of the BT1 model. Tape-out represents a key stage in the overall ASIC chip development process, as it marks the pivotal step in transition from design to physical production. We believe that as these new mining machines will enable us to address a much larger market opportunity as Bitcoin and Dogecoin both have larger market capitalizations compared to the selected alternative cryptocurrencies that we have been historically focusing on. Expanding into these new markets not only represents a growth opportunity for our various revenue segments but can also contribute to lower revenue volatility due to the diversification into comparatively more stable cryptocurrencies. The sale of machines dedicated to the mining of Bitcoin and Dogecoin can further enhance our brand recognition and market competitiveness. See also “Industry — Total Market Capitalization of Cryptocurrencies — Bitcoin” and “Industry — Market Capitalization of Selected Alternative Cryptocurrencies — Dogecoin.” As of the date of this prospectus, the Company’s research and development team is developing the algorithms to be used for both series of machines and designing the ASIC chips that both series will be equipped with. We expect the total research and development expenses to be incurred with this project to be approximately US$22 million, and we plan to use our cash on hand and cash generated from operating activities to fund our research and development efforts in connection with this project.

ASIC Chips

An ASIC chip is a microchip designed to solve cryptographic algorithms as quickly as possible and is one of the most crucial components of a mining machine. Compared to its predecessors, ASIC chips are able to solve cryptographic algorithms much faster and with greater energy efficiency. Given the importance of ASIC chips in the cryptocurrency value chain, one focus of our subsidiaries’ research and development efforts has been on developing their own ASIC chips, and our subsidiaries expect to gradually switch from FGPA chips to ASIC chips to further increase the computing power and power efficiency of their mining machines and advance their competitive position in the industry. A mining machine equipped with our proprietary 8nm ASIC chips and 12nm ASIC chips possesses computing power of approximately 500 times and 200 times, respectively, of that of a mining machine equipped with FGPA chips, without increasing power consumption. As such, we expect the rewards generated from mining machines equipped with ASIC chips to be approximately 200 times the original rewards generated from mining machines equipped with FGPA chips.

To accommodate our growth, we plan on developing additional ASIC chips as needed, which we believe can provide us with competitive edge over our competitors, even though no concrete plans have been developed as of the date of this prospectus. However, switching to ASIC chips may result in certain downsides, including the fact that the process of designing ASIC chips is much more complex and time-consuming compared to FPGA chips. We expect to incur additional costs related to the design and manufacturing of ASIC chips in the future, compared to FPGA chips. Additionally, as ASIC chips are not reprogrammable, a chip can only be manufactured to mine a specific cryptocurrency, which creates additional risks for us. If the mining of the specific cryptocurrency for which we design ASIC chips turns out to be less profitable than we expected, we may experience material loss, and our business operations, financial position and results of operations may be adversely affected. In order to mitigate such risks, for each new cryptocurrency to be mined, we plan to start the mining process with FGPA chips first, and we will monitor a few crucial metrics, including hash rate, difficulty, and trading prices on a regular basis and conduct a review based on the overall rate of return and future mining outlook. We plan to only switch to ASIC chips for the mining of a cryptocurrency if we expect to continuously generate a high overall rate of return for a significant period of time.

Marketing and Branding

In September 2023, we launched mining pool services, which currently the mining of KAS, and are open to participants. In order to attract more participants to join the mining pools, we have set up a referral program, where we provide rebates and incentives to existing participants who recommend new participants to join the pool. See “— Mining Pools.” For the fiscal years ended December 31, 2023 and 2024, 9.33% and 19.46% of our total revenues were generated from our mining pools, respectively.

Since April 2023, we have generated revenue from selling mining machines designed by us, contributing approximately 85.43% of our total revenue for the fiscal year ended December 31, 2023 and 63.57% of our total revenue for the fiscal year ended December 31, 2024. From time to time, we participate in cryptocurrency events and exhibitions to promote and showcase our mining machines. For instance, we showcased our mining machines in the Blockchain Life 2023 exhibition in Dubai, the United Arab Emirates in November 2023, and the Mining Disrupt exhibition in Miami, Florida in June 2024 and March 2025.

Methods of Power Generation and Environmental Initiatives

Historically, our subsidiaries have used fossil energy, hydropower, and renewable energy in their business activities. In 2023, Nebraska obtained approximately 45% of its in-state electricity net generation from coal, 30% from wind, 17% from nuclear power, 6% from natural gas, and 2% from hydropower. We do not avail ourselves to any renewable energy credits or tax credits.

For the fiscal years ended December 31, 2023 and 2024, the total electricity fees we paid in connection with cryptocurrency mining operations were $4.10 million and $17.78 million, respectively, and the costs per kilowatt hour for the respective period was approximately $0.0749 per kWh and $0.1049 per kWh, respectively. The average costs per cryptocurrency mined during the fiscal years ended December 31, 2023 and 2024 were $0.0067 and $0.0628, respectively.

We are aware of the amount of energy our subsidiaries use in their business activities and we intend to expand our energy-saving efforts in the future. Specifically, we have equipped machines under the “KS” series, “AL” series, “RX” series and “AE” series with proprietary ASIC chips, which are able to provide greater energy efficiency compared to the traditional miners with FPGA chips. We are currently in the process of developing two other series of machines, “BL1” and “BT1”, dedicated to the mining of Dogecoin and Bitcoin, respectively. See “— Growth Strategies — Integrating Our Business Model across the Value Chain.” Furthermore, accessibility and availability of renewable energy has always been and will continue to be a significant factor in our evaluation process for selecting the sites of our subsidiaries’ mining farms and hosting facilities to place our subsidiaries’ mining machines. Additionally, our subsidiaries intend to adopt energy-efficient miner cooling methods, such as water cooling and immersion cooling, at our subsidiaries’ mining farms. We believe that growing with sustainability is important for our success in the long run.

Properties and Facilities

We lease the properties for our principal executive offices, which are located in Singapore with an aggregate floor area of approximately 549 square feet. We also lease office space in Hong Kong with an aggregate floor area of approximately 1,295 square feet and another office space in Singapore. We believe that the properties we currently lease for our executive offices are adequate to meet our needs for the foreseeable future.

Through our subsidiaries, we own the property for our mining farm located in Omaha, Nebraska, with an aggregate floor area of approximately 5,000 square feet and hosting 1,579 mining machines as of the date of this prospectus, which we acquired on December 14, 2021. We also own a parcel of land in York, Nebraska, which we acquired on April 8, 2022, for another mining farm which has been operational since August 28, 2023, with an aggregate floor area of approximately 16 to 17 acres and hosting 5,756 mining machines as of the date of this prospectus. Through Bgin Infrastructure US, we have leased a warehouse in Beatrice, Nebraska, since August 20, 2024, with an aggregate floor area of 5,000 square feet, and through Bgin Singapore, we have leased a warehouse in Hong Kong since December 1, 2023, with an aggregate floor area of 1,932 square feet. Most recently, and through Bgin Infrastructure US, we have leased a warehouse in Papillion, Nebraska since October 8, 2025, with an aggregate floor area of 54,080 square feet, and have taken its possession on October 20, 2025.

Other than the machines hosted and operated by our subsidiaries at the properties they own or lease, the remaining machines are hosted by a third-party hosting service provider in the State of Ohio. Through our subsidiaries, we enter into a hosting agreement with such third-party hosting service provider.

We are authorized by Shanghai HuiShi Information Technology Co., Ltd., a related party controlled by Mr. Qiuhua Li, our chairman of the board of directors, to occupy a space for office use, with an aggregate floor area of approximately 215 square feet, located in Shanghai, the PRC, free of charge and until January 31, 2027.

We intend to enter into leases or purchase properties through our subsidiaries to start additional mining farms primarily focusing on the U.S. and/or Canada, and we believe that suitable additional space will be available in the future on commercially reasonable terms to accommodate our current expansion plans.

Intellectual Property

Through our subsidiaries, we have developed proprietary technologies for mining operations. We do not currently own any intellectual properties in connection with our existing technologies. However, we may in the future rely upon patents, trade secrets, trademarks, service marks, trade names, copyrights or other intellectual property rights. In addition, we expect to continue developing our technologies through our subsidiaries to enhance our operational efficiency.

Through our subsidiaries, we have registered one trademark in Hong Kong, one trademark in Singapore, one trademark in the U.S., and one trademark in Canada, all of which are for our brand name, “BGIN”. We have also registered three trademarks in mainland China, two trademarks in Hong Kong, two trademarks in Singapore, two trademarks in Malaysia, two trademarks in the European Union, two trademarks in the U.S., and two trademarks in Canada, with one trademark application pending in the U.S., all of which are related to the brand name of our mining machines, “ICERIVER”.

Competition

In cryptocurrency mining, all types of companies, groups, and individuals can generate cryptocurrency units through solving blocks. Miners can range from individual enthusiasts to professional mining operations with dedicated data centers. Through our subsidiaries, we compete with other companies that focus all or a portion of their activities on mining activities at scale and face significant competition in every aspect of our business, including the ability to research and develop new mining machines with stronger performance capabilities, raise additional capital for our growth, scale our power capacity and operate with the low electricity costs, and other factors.

We believe that, through our subsidiaries, we are well-positioned in the industry based on our subsidiaries’ strong in-house research and development capabilities. However, we expect competition to increase in 2025 from some of our existing competitors that have more resources than we do, and may be able to devote greater resources than we can, and new market entrants may offer products priced lower than ours in order to expand their business.

For additional details regarding the competitive landscape of industries in which we operate through our subsidiaries, see “Industry.”

Employees and PRC Individuals

We and our subsidiaries had a total of 101, 109, 36, 35 employees and PRC individuals whom we maintain service agreements with as of September 5, 2025 and December 31, 2024, 2023 and 2022, respectively. The following table sets forth the number of our employees and PRC individuals whom we maintain service agreements with by function as of September 5, 2025:

Function	Number
Management	17
Accounting and Finance	6
After Sales Services	1
Inventory	2
Research and Development	46
Administration and Human Resources	10
Sales and Marketing	3
Repair and Maintenance	14
Legal	1
Development Engineer	2
Investors Relationship	1
Total	103

As of September 5, 2025, we and our subsidiaries had a total of 103 employees and PRC individuals with whom we maintain services or freelancer agreements. Among all of our employees and PRC individuals whom we maintain service agreements with as of September 5, 2025, 34 of the PRC individuals, are located in Mainland China, 41 of our employees are located in the U.S., 23 of our employees are located in Hong Kong, four employees are located in Singapore, and one of our employees is located in Mainland China. Our chief executive officer, Mr. Qingfeng Wu, works and resides in Hong Kong; our officers Mr. Zhao Xiang and Mr. Qi Shao, while maintaining residence in Mainland China, both work from Hong Kong; our co-chief financial officer, Mr. Pengju Wang, resides and works in Mainland China. Through our subsidiaries, we have entered into employment agreements with our employees based outside of Mainland China, and service or freelancer agreements with most of the PRC individuals located in Mainland China, including our officer, Mr. Pengju Wang. We maintain employments with Mr. Zhao Xiang and Mr. Qi Shao, two officers who works in Hong Kong and resides in Mainland China. Bgin HK pays compensation to the PRC individuals in Renminbi. The relationship between us and the PRC individuals does not constitute a labor relationship under the PRC Labor Law but rather a civil legal relationship of the provision and receipt of services under the PRC laws. Under the PRC Labor Law and other related regulations, this arrangement might result in our employees being regarded as services providers to us, rather than our employees. As a result of this treatment, services providers under the PRC Labor Law are unable to enjoy the protection under the PRC Labor Law and other related regulations, and we may be subject to labor arbitration or litigation filed by such service providers or required to adjust such form of services in the future. See “Risk Factors — Risks Related to Doing Business in Hong Kong and Mainland China — Through Bgin HK, our Hong Kong subsidiary, we have entered into service or freelancer agreements with PRC individuals who are based in

Mainland China and provide services for us. Such service relationship does not constitute a labor relationship under the PRC laws and the service providers are unable to enjoy the protection under the PRC Labor Law and other related regulations, as a result of which we may be subject to labor arbitration or litigation filed by such service providers or required to adjust such form of services in the future.” PRC individuals mainly provide chip and algorithm research and development and daily operation and management services for us. A portion of our research and development activities are conducted in the PRC with research personnel based in the PRC. In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, as of the date of this prospectus, there are no explicit regulations under the laws of mainland China that apply to, restrict or prohibit the provision of the aforementioned services, including the research and development of ASIC chips, by PRC individuals to a Hong Kong company which is not a virtual currency exchange and not conduct carrying out exchange services between legal currencies and virtual currencies or between virtual currencies, buying and selling virtual currencies as a central counterparty, providing information intermediary and pricing services for virtual currency transactions, token issuance financing, virtual currency derivative transactions and other virtual currency-related business activities such as Bgin HK. Therefore, we believe that having officers located in mainland China or research and development activities conducted by PRC individuals will not expose the Company to liability with regard to the operation of a cryptocurrency mining company which conducts mining outside mainland China as there is no explicit prohibition or limitation imposed by the laws of mainland China.

As of the date of this prospectus, other than 156 mining machines located in our warehouse in Hong Kong and 26,584 mining machines stored by our partner manufacturer in Malaysia, all of our subsidiaries’ mining machines are located in the United States. In connection with this strategic move, we plan to (i) recruit local employees and build a U.S.-based team focusing on the operations and research and development, and (ii) apply for and obtain employment visas in Hong Kong for all of our officers. As of the date of this prospectus, we have recruited 41 employees based in the U.S. and obtained employment visas in Hong Kong for Mr. Qi Shao, our chief technology officer, and Mr. Zhao Xiang, our co-chief financial officer, and employment visas in Singapore for Mr. Qiuhua Li, the chairman of our board of directors, and Mr. Qingfeng Wu, our chief executive officer. We have entered into employment agreements with all of our employees based in Hong Kong, Singapore, and the U.S., including all of our officers except for our co-chief financial officer, Mr. Pengju Wang. We will then terminate the service agreements with the PRC individuals once we determine that our U.S.-based team is able to adequately support the Company’s research and development and operations functions.

We believe that our success and continued growth depend on our ability to attract, retain, and motivate qualified employees and/or PRC individuals. Through our subsidiaries, we offer our employees and PRC individuals competitive salaries, comprehensive training, and other fringe benefits and incentives. We believe that through our subsidiaries, we maintain a good working relationship with our employees and PRC individuals, and we have not experienced any material labor disputes or work stoppages. None of our employees or PRC individuals are represented by labor unions, and no collective bargaining agreement has been put in place.

Through our subsidiaries, we enter into standard employment agreements with our employees.

Seasonality

Our subsidiaries’ business operations are not subject to seasonality.

Insurance

We and our subsidiaries do not currently maintain any commercial insurance. As such, we are susceptible to losses including property damage, accidents, or liabilities. In the event that such damages are substantial, we may experience materially negative impact on our business operations, financial condition, and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Our subsidiaries’ mining operations, including the mining farms and hosting facilities in which our subsidiaries’ mining machines are operated, may experience damages, and any resulting damages are not covered by insurance.”

Legal Proceedings

Machine Detention by U.S. Customs

In December 2024, eight shipments of ICERIVER mining machines, comprised of 2,412 units with a combined value of approximately US$8,016,268, were detained by U.S. Customs for investigation, initially referencing potential violations of certain FCC regulations. During the investigation, four initial shipments were returned to us by U.S. Customs on the condition that they were to be re-exported. Those machines were shipped back to Malaysia in early 2025. The re-export back to Malaysia ended the U.S. Customs investigation with respect to the four re-exported shipments.

Subsequently, upon completion of a thorough U.S. Customs review and coordination with FCC officials, U.S. Customs found that ICERIVER mining machines do not violate FCC regulations and therefore returned the remaining property consisting of 828 ICERIVER mining machines, collectively valued at approximately US$5,594,332, to us for import into the U.S., as we had originally requested. As of April 2025, the machines were deployed for self-mining at the hosting facility site in Texas. Therefore, U.S. Customs actions against us ended without monetary penalty.

Contractual Dispute and Proceedings Regarding the Hosting Services Agreement with Krypton

On June 14, 2024, through Bgin Infrastructure US, we entered into a Hosting Services Agreement with Krypton. Krypton terminated the Hosting Services Agreement on December 20, 2024. As of the date of termination, pursuant to the Hosting Services Agreement, Bgin Infrastructure US understood that Krypton was in possession of 5,325 mining machines owned by Bgin Infrastructure US. Subsequently, on December 30, 2024, Krypton sent a demand letter, offering to reinstate the Hosting Services Agreement, provided that Bgin Infrastructure US remit outstanding balance in the amount of US$28,595.63 and additional security deposit equal to one month’s costs of power usage by December 31, 2024. In response, on December 31, 2024, Bgin Infrastructure US provided a written notice to Krypton through email, agreeing to terminate the Hosting Services Agreement as of December 20, 2024, citing Krypton’s breach of the agreement due to ongoing performance issues, including Krypton’s failure to operate the mining machines at hash rates required by the Hosting Services Agreement. Accordingly, in its written notice dated December 31, 2024, the Company formally requested that Krypton return all of its mining machines in accordance with the contractual terms. As of December 31, 2024, Krypton was contractually obligated to return the mining machines to Bgin. Bgin Infrastructure US and Krypton dispute whether each other has complied with the Hosting Services Agreement. Both companies have threatened legal action against the other for alleged breaches of contract, among other potential claims.

On February 12, 2025, Bgin Infrastructure US learned that Krypton’s landlord, Mawson, had taken control of the mining machines and has been operating the mining machines as of January 1, 2025 for its benefit without authorization from Bgin Infrastructure US in the time since then.

On March 31, 2025, Bgin Infrastructure US and Bgin Mining filed a complaint against Mawson in Beaver County, Pennsylvania, seeking to recover the mining machines as well as damages caused by Mawson. Bgin Infrastructure US and Bgin Mining also included as a defendant the entity who they understood to own the property, on which Mawson was maintaining the mining machines without authorization.

On June 2, 2025, Mawson filed a third-party complaint against Krypton, alleging claims against Krypton arising from a Service Framework Agreement between Krypton and Mawson.

On August 21, 2025, Bgin Infrastructure US and Bgin Mining and Mawson agreed to resolve their dispute by way of a confidential settlement agreement. As part of the settlement, Mawson has returned all of the mining machines to Bgin Infrastructure US. The parties to the litigation are in the process of finalizing the settlement agreement and terminating the litigation.

Canadian Trademark Proceedings

During the trademark application process of our two Canadian trademark applications, a standard-character ICERIVER mark (Application No. 2264298) and a design-word composite ICERIVER mark (Application No. 2271507), Bgin Trading received Statements of Opposition filed by DIRTT Environmental Solutions Ltd. (“DIRTT”) objecting to registration of Bgin Trading’s ICERIVER trademark applications in Canada in association with the current trademark application statement of goods.

Bgin Trading and DIRTT executed a settlement agreement on August 25, 2025, which included terms whereby Bgin Trading would amend the statement of goods of the subject trademark applications stating that “none of the foregoing goods for use in the fields of building design, interior design, construction, or architecture” and whereby DIRTT would withdraw the oppositions to the trademark applications. The agreement terms were agreed to with a goal to minimize a likelihood of confusion among the trademarks of the respective parties.

As of September 5, 2025, (i) amendments to the trademark applications of BGIN Trading had been accepted by the Canadian Intellectual Property Office; (ii) DIRTT had withdrawn their opposition to the trademark applications; and (iii) the ICERIVER trademarks had been officially registered as Canadian trademark registrations TMA 1,344,579 and TMA 1,344,580.

IceRiver.eu Case

The Company recently became aware of a European-based entity operating under the name “IceRiver.eu” (the “Infringer”) and falsely claiming to be an official European branch or affiliate of the Company. This entity maintains a website, IceRiver.eu (the “Infringing Website”), and associated social media accounts, through which it markets and sells products under the “ICERIVER” name and branding. The Company has not authorized any such relationship, and IceRiver.eu is not affiliated with, endorsed by, or authorized to act on behalf of the Company in any capacity. The Company believes the conduct of IceRiver.eu has caused confusion among customers and partners, and has undermined the integrity of its brand in the U.S., European and other international markets.

On May 15, 2025, the Company caused its U.S. counsel to deliver a formal demand letter to the Infringer, asserting that it is infringing the Company’s registered “ICERIVER” trademarks (the “ICERIVER Marks”). The Company demanded that the operators of the Infringing Website, and all affiliated social-media accounts (including YouTube, TikTok, Instagram, and X) cease all use of the ICERIVER Marks and any marks confusingly similar thereto, transfer the Infringing Website to Company; identify those in the chain of infringement; provide an accounting of importation and sales; turnover or destroy existing inventory; compensate the Company for damages; and execute a written settlement agreement.

In addition, the Company has sought advice on options for addressing the activities of the Infringer in the form of a complaint via the World Intellectual Property Organization (“WIPO”) Domain Name Dispute Resolution Service for .EU domain names. The contemplated complaint will argue that the IceRiver.eu domain name (“Disputed Domain Name”) is identical or confusingly similar to the Company’s registered European trademark rights to the ICERIVER mark, that the Infringer has no rights or legitimate interests in respect of the Disputed Domain Name, and that the Disputed Domain Name is being used in bad faith. The complaint will request that the Disputed Domain Name be transferred to an affiliated company (registered in a country in Europe) of the Company.

While the Company currently believes it will be able to resolve the matter without protracted litigation, it cannot assure that litigation will not be necessary. If the Company determines to initiate suit, it could seek preliminary and permanent injunctive relief, monetary damages (including statutory damages and disgorged profits), and attorneys’ fees, which could be material. Even if ultimately successful, any injunction or takedown proceedings could divert management’s attention, require further legal and consulting expenditures.

As of the date of this prospectus, management has reserved in its financial statements for the cost of counsel and consultants. The Company does not believe that the outcome of this matter, individually or in the aggregate, will have a material adverse effect on its consolidated financial position, results of operations, or cash flows. However, if enforcement proves more burdensome or protracted than anticipated, the Company could incur additional legal costs and experience an adverse impact on its brand recognition, goodwill, sales, and profitability.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. Other than the above, we are not, and none of our subsidiaries is, a party to any litigation, arbitration or administrative proceedings, that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no other litigation, arbitration or administrative proceedings are pending, threatened, or contemplated. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

REGULATIONS

This section sets forth a summary of applicable laws, rules, regulations, government and industry policies and requirements that have a significant impact on our operations and business. This summary does not purport to be a complete description of all laws and regulations, which apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

OVERVIEW OF HONG KONG LAWS AND REGULATIONS

Regulations Related to our Business Operation in Hong Kong

Treatment of cryptocurrency

Generally, Hong Kong law does not recognize cryptocurrency as currency, money or legal tender. Cryptocurrency is considered as a virtual asset (“VA”). A virtual asset is defined as a cryptographically secured digital representation of value that is expressed as a unit of account or a store of economic value, used or intended to be used as a medium of exchange accepted by the public for payment for goods or services, discharge of debt or investment or the governance tokens of a decentralized autonomous organization, generally referred to as a “DAO”. A VA is defined in Section 53ZRA of the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Cap. 615) (“AMLO”).

Currently, there is no Hong Kong law, regulation or restriction specifically directed at VA. Hong Kong’s Legislative Council passed the “Anti-Money Laundering and Counter-Terrorist Financing (Amendment) Ordinance 2022” on 7 December 2022. The legislation was published on 16 December 2022 and came into operations on 1 April 2023 and became part of the AMLO. Under the AMLO, those providing VA services are required to be licensed by the Securities and Futures Commission (“SFC”). Currently, Schedule 3B of the AMLO limits the definition of VA service to include operating a VA exchange only. Since neither the Company nor its subsidiaries operate a VA exchange in or from Hong Kong, neither the Company nor its subsidiaries will be subject to such licensing requirements under the proposed amendment of the AMLO.

The Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”) serves as its “mini” constitution. The Basic Law assures that Hong Kong would continue its capitalist system and way of life until 2047 (Article 5, Basic Law).

This includes safeguarding the free movement of goods, intangible assets (such as VAs) and capital (Article 115, Basic Law) and the provision of an economic and legal environment for encouraging investments, technological progress and the development of new industries (Article 118, Basic Law).

As a free port and in view of the assurances provided by the Basic Law, it is, in the opinion of our HK counsel, highly unlikely that Hong Kong will ban the ownership, use and transfer of VA.

Regulation of activities relating to cryptocurrency

Although neither the Company nor its subsidiaries will be subject to licensing requirements under the AMLO, it is noted that future amendments of the AMLO may capture operating a mining farm as providing a VA service business which will be subject to licensing requirements. Even if that is the case, the amended AMLO applies to VA services provided in Hong Kong or if such services are actively marketed to the public in Hong Kong. Since neither the Company nor its subsidiaries is operating mining farms located in Hong Kong and neither the Company nor its subsidiaries actively markets its mining farm services to the Hong Kong public, it is the opinion of our HK counsel that the Company and its subsidiaries will not be subject to licensing requirements even if operating a mining farm is included in the definition of providing a VA service business under future amendments of the AMLO as currently contemplated.

Limited scope of authority of the Securities and Futures Commission

The SFC is Hong Kong’s securities regulator. Its authority is derived from the Securities and Futures Ordinance (“SFO”). As such, its direct authority extends only to securities as defined in the SFO. Under the SFO and the AMLO centralized VA trading platforms carrying on their businesses in Hong Kong, or actively marketing their services to

Hong Kong investors, are required to be licensed and regulated by the SFC. As the SFC is a securities regulator, its jurisdiction extends to VA platforms trading ‘securities’ VA. Platforms not trading VA are outside the SFC’s authority and are not currently regulated. Since the Company, including its subsidiaries, does not provide VA platform services, it is the opinion of our Hong Kong legal counsel, TWSL Partners, that it is not required to be licensed in Hong Kong. The stated purpose of the amendment to the AMLO was for combating money laundering and terrorist financing to fulfill Hong Kong’s obligations under the Financial Action Task Force. The AMLO, as amended, gives the SFC the authority to grant licenses and regulate VA providers even if the underlying VAs are not “securities”.

Mining pool as collective investment scheme

The SFC regulates the offering and promotion of collective investment schemes (“CIS”). A CIS is defined as (i) an arrangement of property; (ii) where participants do not have day-to-day control over the management of the property even if they have the right to be consulted or to give directions about the management of the property; (iii) the property is managed as a whole by or on behalf of the person operating the arrangements, and/or the contributions of the participants and the profits or income from which payments are made to them are pooled and (iv) the purpose of the arrangement is for participants to participate in or receive profits, income or other returns from the acquisition or management of the property (Schedule 1, Part 1, Section 1, SFO). Unauthorized offering or promotion of a CIS is a criminal offence under the SFO.

It is arguable that a mining pool meets the four elements of a CIS. Even assuming that a mining pool is deemed a CIS, it is only an offence under the SFO if participation in the mining pool is offered and promoted to the Hong Kong public without authorization of the SFC. Neither the Company nor its subsidiaries offers or promotes participation in the mining pool to the Hong Kong public. Participation in the mining pool is only for persons outside Hong Kong so there is no promoting or marketing in Hong Kong or for the Hong Kong public. Thus, it is the opinion of our Hong Kong legal counsel, TWSL Partners, that even if a mining pool is considered a CIS, without such Hong Kong directed promotion or marketing, there is no offense under the SFO.

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”) requires that every person, other than those specifically exempted, carrying on business in Hong Kong must register his or her business with the Business Registration Office of the Inland Revenue Department. In general, an application for business registration must be made within one month of the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Under the BRO, the valid business or the branch registration certificate must be displayed in a conspicuous place at the address where the business or branch is carried on and should be produced for official inspection on demand. In cases where the registration certificate is issued in the form of an electronic record, a printed copy of the registration certificate shall be displayed. As of the date of this prospectus, the Company believes that it has satisfied the requirements under the BRO.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”), is the ordinance enacted for governing conditions of employment in Hong Kong, which amongst other things, governs the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies.

The EO provides the fundamental protection to employees including but not limited to, payment of wages, restrictions on wages deductions and provision of statutory holidays to all employees in Hong Kong, no matters the hours of work done by an employee. In addition, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a female pregnant employee and paternity leave for a male employee for each confinement of his spouse or partner; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”), lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases under the ECO. The ECO applied to all full-time or part-time employees who are employed under contracts of service or apprenticeship.

As stipulated under section 40 of the ECO, no employer shall employ any employee in any employment unless there is in force a policy of insurance issued by an insurer to cover his or her liabilities under the laws (including the common law) for injuries at work in respect of all his or her employees, irrespective of the length of employment contract or working hours, full-time or part-time employment. Under the ECO, the insured amount shall be not less than HK$100,000,000 per event if a company has no more than 200 employees or not less than HK$200,000,000 per event if a company has more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a notice in both English and Chinese of the insurance in a conspicuous place on each of its premises where any employee is employed.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes (the “MPF Scheme”). The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income as mandatory contributions for and in respect of the employee to the MPF Scheme. For employee whose income is less than prescribed amount is not required to contribute, while his or her employer is still required to make mandatory contributions for him or her.

Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company confirmed that it has made all contributions under the MPFSO.

Regulations related to Hong Kong taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, generally no tax is payable in Hong Kong in respect of dividends paid by the Company on the Class A ordinary shares.

Profits tax

Under the IRO, profits tax for a corporation is applicable where the trading gains by persons carrying on a trade, profession or business in Hong Kong, and such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax. The profits tax is chargeable at the rates of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018.

Exchange control and remittance

There are no foreign exchange controls in force in Hong Kong, and the Hong Kong dollar is freely convertible into other currencies.

Since October 17, 1983, the Hong Kong dollar has been linked to the U.S. dollar. The link is maintained through the mechanism of certificates of indebtedness which are used by the three Hong Kong banknote-issuing banks as cover for banknote issues. The certificates are issued and redeemed by the Hong Kong Exchange Fund only against payment in U.S. dollars at a fixed exchange rate of HK$7.80 to US$1.00. The free market exchange rate of the Hong Kong dollar against the U.S. dollar for the nonbank public is determined by supply and demand, but has not deviated significantly from the fixed exchange rate.

On September 5, 1998, the Hong Kong government announced seven technical measures to improve the way the linked exchange rate is managed. These measures are intended to strengthen the currency board arrangement and to stabilize unusual local interest rate movements. The measures include the provision by the Hong Kong Monetary Authority of a convertibility undertaking to all licensed banks in Hong Kong to convert Hong Kong dollars in their clearing accounts into U.S. dollars at a fixed rate of HK$7.75 to US$1.00. Currently, the Hong Kong Monetary Authority commits to sell Hong Kong dollars upon request by banks at the strong-side Convertibility Undertaking (“CU”) of HK$7.75 per U.S. dollar, and to buy Hong Kong dollars upon request by banks at the weak-side CU of HK$7.85 per U.S. dollar.

There is no restriction on the remittance of money in Hong Kong, but to meet the standards laid down by the Financial Action Task Force on money laundering, the Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong) requires customer due diligence and record keeping before carrying out transactions of or above HK$120,000 or its equivalent, or transactions that are wire transfer and virtual asset transfer of or above HK$8,000 or its equivalent.

OVERVIEW OF PRC LAWS AND REGULATIONS

Regulations Related to Cryptocurrency Mining in Mainland China

In recent years, the PRC government has been actively advancing a crackdown on cryptocurrency mining and trading in the PRC. On September 3, 2021, the NDRC and ten other authorities jointly issued a Notice on Regulating Virtual Currency “Mining” Activities, or Circular No.1283, to restrict virtual currency mining activities in the PRC, the definition of which covers cryptocurrency mining activities. Circular No.1283 imposes an outright ban on greenfield cryptocurrency mining projects, by including cryptocurrency mining as an “eliminated industry” in the Catalogue for Guiding Industry Restructuring, or the Catalogue. Once the projects fall into the eliminated category, the investment in these projects will be prohibited and they shall be eliminated within a specified time limit and the production technique, equipment and products to be eliminated by explicit orders of the state must not be imported, transferred, produced, sold, used or adopted in accordance with the Interim Provisions on Promoting Industry Restructuring promulgated by the State Council on December 2, 2005. The revised Catalogue came into effect on December 30, 2021, and before the effective date, cryptocurrency mining would be deemed as an eliminated industry and subject to relevant provisions. Circular No. 1283 also calls for existing cryptocurrency mining projects to be phased out at a quicker pace. Required actions include stopping and penalizing illicit power supply, differential electricity tariffs, withdrawing access to the power market, termination of financial and fiscal support and financial services for these projects, and phase-out within the time limits according to the Catalogue.

On September 15, 2021, the PBOC, with nine other authorities, jointly promulgated the Circular on Further Preventing and Handling the Risks Concerning Speculation in Virtual Currency Trading, or the Circular No. 237. According to the Circular No. 237, all cryptocurrency-related business activities, including: (i) exchange services between fiat currencies and cryptocurrencies or between different types of cryptocurrencies, (ii) trading cryptocurrencies as central counterparty, (iii) provision of intermediary services or pricing services for cryptocurrency transactions, (iv) issuance of tokens for financing, and (v) cryptocurrency related derivatives trading, are deemed as “illegal financial activities” that could involve illegal offerings of token notes, unauthorized public offerings of securities, illegal operation of futures business or illegal fundraising and are strictly prohibited and resolutely banned. It also provides that any cryptocurrency exchange offering services to Chinese residents from outside mainland China through the internet will also be regarded as conducting “illegal financial activities”.

Regulations Related to Cybersecurity and Data Security

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1,2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in the PRC. According to the Cybersecurity Law, network operators are broadly defined as owners and administrators of networks and network service providers, and such network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services.

On June 10, 2021, the SCNPC promulgated the Data Security Law of PRC, or the Data Security Law, which became effective on September 1,2021. According to the Data Security Law, “data” is defined as any record of information in electronic or other forms, and the processing activities of data includes the collection, storage, use, processing, transmission, provision and disclosure of data. The Data Security Law is broadly applicable to such processing activities of data which are carried out in the PRC or, where carried out outside the PRC, damage the national security, public interests or the legitimate rights and interests of citizens and organizations of the PRC.

On December 28, 2021, the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange.

On September 24, 2024, the CAC released the Administrative Regulations on the Network Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations may apply to the use of networks to carry out data processing activities and the supervision and administration of network data security in mainland China and apply to activities outside mainland China to process personal information of any natural persons in mainland China under any of the following circumstances: (i) for the purpose of providing products or services to natural persons in mainland China; (ii) analyze and evaluate the behavior of natural persons in mainland China; and (iii) other circumstances stipulated by laws and administrative regulations. The Data Security Regulations further stipulate that where it is indeed necessary to transfer “important data” collected and generated by a network data processor during its operation within the territory of mainland China to overseas parties, it shall pass the security assessment for cross-border data transfer organized by the CAC. Network data processors should identify and declare “important data” in accordance with the relevant provisions, but they are not required to conduct security assessment for outbound data transfer for data that has not been notified or published as “important data” by relevant departments or regions. In addition, the Data Security Regulations provides that data processors that process “important data” must conduct an annual data security assessment with regard to the data process activities, and submit the assessment report to relevant competent authorities at or above the provincial level.

On July 7, 2022, the CAC issued Measures on Security Assessment of Cross-Border Data Transfer, or the Security Assessment Measures, which sets out a security assessment framework for cross-border data transfers out of mainland China as well as ground rules for a security assessment filing for cross-border data transfers which was stipulated in the Cybersecurity Law and the Personal Information Protection Law. Subsequently, in March 2024, the CAC issued the Guideline on Application for Security Assessment of Cross-Border Data Transfer (Second Version). A security assessment will be triggered if a cross-border data transfer out of mainland China falls into any of the following scenarios: (i) outbound transfer of personal information or important data by critical information infrastructure operators; and (ii) outbound transfer of important data by data processors other than critical information infrastructure operators, or outbound transfer of personal information by data processors that have transferred either personal information of over 1,000,000 individuals or sensitive personal information of over 10,000 individuals abroad since January 1 of the preceding year. According to statements by the CAC, a cross-border data transfer includes (i) an outbound transfer and overseas storage of data collected and generated during a data processor’s operation in mainland China; (ii) a remote access or use of data collected and generated by a data processor stored within mainland China by overseas institutions, organizations, and individuals; and (iii) processing personal information of natural persons in mainland China overseas and other data processing activities that fall under the circumstances specified in Paragraph 2 of Article 3 of the Personal Information Protection Law. “important data” defined under Security Assessment Measures as any data, the tampering, damage, leakage, or illegal acquisition or use of which, if it happens, may endanger national security, the operation of the economy, social stability, public health and security, etc.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-Border Data Flow, or the Cross-Border Data Regulation. The Cross-Border Data Regulation provides for several circumstances in which the application for security assessment of cross-border data transfer could be exempted and clarifies that data processors are not required to conduct security assessment for outbound data transfer for data that has not been notified or published as “important data” by relevant departments or regions.

The Company, through its subsidiaries, has created the Mining Machine Management Software, proprietary cloud-based mining machine management software that allows for monitoring certain crucial data of each mining machine in real time and the ability to turn on and off each machine remotely. This software is used in all of the mining farms operated by the Company and its subsidiaries.

As mentioned above, security assessment is required if the data to be transferred is considered ‘important data’, which is broadly defined. An important function of the Mining Machine Management Software provides for remote access and monitoring of each mining machine and the ability to turn on and off each machine remotely. As of the date of this prospectus, the Company and its subsidiaries do not have any miners or servers operating in mainland China, which are not engaged in data activities as defined under the Cybersecurity Law and Data Security Law. Shenzhen Bgin and Zhongshan Bgin, which are merely the Company’s affiliated entities in mainland China, being incorporated and conducting business in the PRC, their incorporation and business operations within the PRC inherently involve the collection, storage, use, processing, transmission, provision, or disclosure of certain data in mainland China, which are recognized as components of data processing activities under the Data Security Law. If such data is considered “important data,” compliance with security assessment may be required under the Cybersecurity Law and Data Security Law. These laws have extra-territorial effects which may reach the Company or its subsidiaries if they have access to data collected or generated in mainland China that may be accessed remotely. Assessment by the CAC may be required if it determines that data accessible through the Mining Machine Management Software is considered “important data” by the CAC.

On September 14, 2022, the CAC published the Decision of Amending Cybersecurity Law (Draft for Comments) and on March 28, 2025, the CAC published the Decision of Amending Cybersecurity Law (Second Draft Amendment for Comment), or the Draft Amendment to Cybersecurity Law, which, among other things, aggravated legal liabilities for violations of cybersecurity obligations and critical information infrastructure operators’ obligations. The Draft Amendment to Cybersecurity Law was released for public comment only, and its respective provisions and anticipated adoption or effective date may be subject to change with substantial uncertainty.

Regulations Related to Offering of Securities outside Mainland China

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities to crack down on illegal activities and promote the high-quality development of the securities market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five relevant supporting guidelines (together with the Overseas Listing Trial Measures, collectively referred to as the “New Regulations on Filing”), which took effect on March 31, 2023. The New Regulations on Filing refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly define the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements. According to the Overseas Listing Trial Measures, where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, fulfil the filing procedure with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three (3) working days after the relevant application is submitted overseas. The Overseas Listing Trial Measures also provides that if the issuer both meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. The determination as to whether or not an overseas offering and listing by domestic companies is indirect, shall be made on a substance over form basis. According to the Overseas Listing Trial Measures, if a domestic company fails to fulfil filing procedure, or offers and lists securities in an overseas market in violation of the measures, the CSRC shall order rectification, issue warnings to such domestic company, and impose relevant fines. Directly liable persons-in-charge and other directly liable persons shall be warned and each imposed relevant fine. Besides, controlling shareholders and actual controllers of the domestic company that organize or instruct the aforementioned violations as well as directly liable persons-in-charge and other directly liable persons shall be imposed fines according to the measures.

In addition, on February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions, which took effect on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, where a PRC domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing subjects, documents and materials involving state secrets and working secrets of state organs, shall first obtain approval from competent authorities according to law and file with the secrecy administrative department at the same level. PRC domestic companies providing accounting archives or copies thereof to entities and individuals concerned such as securities companies, securities service institutions and overseas regulatory authorities shall perform the corresponding procedures in compliance with applicable national regulations. Working papers produced in the mainland China by securities companies and securities service institutions in the process of undertaking businesses related to overseas offering and listing by PRC domestic companies shall be retained in the mainland China. Where such documents need to be transferred or transmitted to outside the mainland China, relevant approval procedures stipulated by regulations shall be followed.

OVERVIEW OF U.S. LAWS AND REGULATIONS

Laws and Regulations on Blockchain and Cryptocurrencies

Government regulation of blockchain and cryptocurrency is being actively considered by the United States federal government via a number of agencies and regulatory bodies. State government regulations also may apply to our subsidiaries’ operating activities and other activities in which our subsidiaries participate or may participate in the future. Other regulatory bodies are governmental or semi-governmental and have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business.

Businesses that are engaged in the transmission and custody of cryptocurrencies, including brokers and custodians, can be subject to U.S. Treasury Department regulations as money services businesses as well as state money transmitter licensing requirements. Cryptocurrencies are subject to anti-fraud regulations under federal and state commodity laws, and cryptocurrency derivative instruments are substantively regulated by the Commodity Futures Trading Commission. Certain jurisdictions, including, among others, New York and a number of countries outside the United States, have developed regulatory requirements specifically for cryptocurrency and companies that transact in them.

In January 2025, President Trump signed an Executive Order titled “Strengthening American Leadership in Digital Financial Technology,” which, among other things, stated that the current administration’s policy will be “to support the responsible growth and use of digital assets, blockchain technology, and related technologies across all sectors of the economy” by “providing regulatory clarity and certainty” regarding digital assets and blockchain technologies. More recently, the GENIUS Act, providing a regulatory framework for stablecoins, was signed into law and market structure legislation, the CLARITY Act, was passed by the U.S. House of Representatives. These legislative actions represent the first comprehensive federal frameworks for the regulation of digital assets and stablecoins in the United States.

The CLARITY Act, which was passed by the House of Representatives but awaits consideration by the Senate, was designed to resolve longstanding regulatory uncertainty regarding the classification and oversight of digital assets. The CLARITY Act establishes a clear framework for distinguishing between digital assets that are securities, commodities, or payment stablecoins. It delineates the respective jurisdictions of the SEC and the CFTC, granting the CFTC exclusive authority over “digital commodities” and the SEC authority over “digital securities.” The CLARITY Act also introduces criteria for determining when a digital asset is sufficiently decentralized to be treated as a commodity rather than a security.

In addition, the CLARITY Act imposes registration requirements and operational standards for digital asset intermediaries, including exchanges, brokers, and dealers. It mandates consumer protection measures, anti-money laundering (“AML”) and countering the financing of terrorism (“CFT”) compliance, and enhanced disclosure obligations. The CLARITY Act aims to foster innovation while providing market participants with greater regulatory certainty and aligning U.S. policy with emerging international standards.

The GENIUS Act, signed into law in July 2025, establishes the first federal regulatory framework for the issuance and operation of payment stablecoins — digital assets designed to maintain a stable value relative to a fiat currency, such as the USD. The GENIUS Act requires that all payment stablecoins be fully backed on a one-to-one basis by high-quality liquid assets, such as U.S. dollars or short-term U.S. Treasury securities, and subjects issuers to rigorous reserve, audit, and disclosure requirements.

The GENIUS Act introduces a dual licensing regime, allowing stablecoin issuers to operate under either federal or state regulatory oversight, provided that state regimes are “substantially similar” to federal standards. Issuers with more than $10 billion in outstanding stablecoins must obtain a federal license. The GENIUS Act also imposes strict AML, sanctions compliance, and consumer protection obligations, including prioritizing stablecoin holders’ claims in the event of issuer insolvency. Notably, the GENIUS Act prohibits non-financial public companies from issuing stablecoins without special approval and restricts the payment of interest or yield on stablecoins.

Regulations on blockchain and cryptocurrencies may substantially change in the future and it is presently not possible to know how regulations will apply to our businesses, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws, further regulation by the SEC and other agencies, which may affect our mining and other activities. For instance, various bills have also been proposed in Congress related to our business, which may be adopted and have an impact on us.

Employment and Labor Law

Private businesses operating in the United States are subject to employment laws of the federal governments, state government, and, to a lesser extent, local counties or municipalities. These laws govern many aspects of the workplace as set forth herein and failure to comply can result in fines and penalties from relevant oversight agencies and liability to employees, which can include a multiple of actual damages, counsel fees, and punitive damages for certain violations.

Businesses that operate in Nebraska must comply with governing federal laws and Nebraska State laws (together, “US-NEB Employment Laws”). The default rule in Nebraska is that, in the absence of a labor agreement or contract for employment for a specified term, employment is terminable at will. Employers have a right to discharge an employee at any time, for any reason, or for no reason, provided the termination is not for a reason prohibited by law.

Broadly, our obligation to comply with applicable US-NEB Employment Laws, includes laws and rules relating to:

(i)     Wage and hour standards, such as paying required overtime for employees who do not meet exemption requirements and work in excess of 40 hours in a week, paying minimum wage, and paying wages when due;

(ii)    Providing leave and leave benefits to eligible employees, including requirements that unpaid family leave and unpaid leave for reasons including domestic violence or sexual assault shall be provided by covered employers;

(iii)   Non-discrimination and anti-retaliation;

(iv)   Providing reasonable accommodations to and engaging in the interactive process with employees with disabilities, religious needs, or other protected characteristics;

(v)    Ensuring employees are eligible to be employed in the United States; and

(vi)   Occupational safety.

Failure to comply with the US-NEB Employment Laws may, in some instances, expose us to civil liability to employees or former employees for compensatory damages, statutory damages, as well as punitive damages and counsel fees. We could also be subject to fines, penalties, and assessments from various regulatory authorities.

Environmental Laws and Regulations

We are subject to federal, state and local environmental laws and regulations concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, or exposure to, hazardous or toxic substances. Federal and state environmental regulations have not had a material effect on our operations to date, however, these environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. We cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to make to comply with, or to satisfy claims relating to, environmental laws. It is possible that we will become subject to environmental liabilities on our properties, and any such liabilities could materially affect our business, financial condition or results of operations.

Real Estate and Property Laws

We are subject to state and local laws and regulations as well as common law principals concerning real estate and property, including real estate ownership and leasing. Real property ownership in the State of Nebraska can be held individually, jointly, or through various forms of collective ownership such as tenancy in common or joint tenancy. Nebraska follows a system of recording deeds, wherein property ownership transfers are typically recorded at the county level to provide public notice of changes in ownership. Nebraska law also governs various aspects of property transactions, including contracts for sale, mortgages, leases, and easements. Landlords and tenants are subject to specific rights and obligations outlined in state statutes, covering areas such as rent payments, security deposits, and eviction procedures. Zoning and land use regulations, administered at the local level, also determine how property can be utilized and developed within the state. As of the date of this prospectus, we own and lease real properties in the State of Nebraska. As real property laws and regulations evolve in the State of Nebraska, it is possible that we will become subject to additional compliance obligations, which could increase our costs, divest management attention, and potentially affect our business, financial condition or results of operations.

OVERVIEW OF SINGAPORE LAWS AND REGULATIONS

Regulations Related to our Business Operation in Singapore

Regulation of activities relating to cryptocurrency

In general, the Monetary Authority of Singapore (“MAS”) serves as the primary regulatory authority overseeing cryptocurrency, digital assets and payment service providers in Singapore. Under the Payment Services Act 2019 (No.2 of 2019) of Singapore (“PS Act”), the Financial Services and Markets Act 2022 of Singapore (“FSMA”) and associated regulations, MAS licenses and supervises entities engaged in digital payment token services and digital token services respectively, ensuring compliance with regulatory requirements and safeguarding the integrity of the financial system. Cryptocurrencies are not legal tender and are not backed by the Singapore government.

Under the PS Act, a person must not carry on a business of providing any type of payment service in Singapore, unless such person has in force a license that entitles the person to carry on a business of providing that type of payment service, or is an exempt payment service provider in respect of that type of payment service.

Under the PS Act, “payment services” would include inter alia digital payment token service and e-money issuance as specified in Part 1 of the First Schedule. “Digital payment token service” includes (a) any service of dealing in digital payment tokens, (b) facilitating the exchange of digital payment tokens, (c) any service of accepting or arranging (whether as principal or agent) digital payment tokens from one digital payment token account for the purposes of transmitting or arranging for the transmission of the digital payment tokens to another digital payment token account, (d) any service of inducing or attempting to induce any person to enter into or to offer to enter into any agreement for or with a view to buying or selling any digital payment token in exchange for money or other digital payment tokens, (e) any service of safeguarding a digital payment token where the service provider has control over the digital payment tokens, or safeguarding a digital payment token instrument. Additionally, “e-money issuance service” refers to the service of issuing e-money to any person for the purpose of allowing a person to make payment transactions. However, this excludes certain services specified in Part 2 of the First Schedule of the PS Act, including any service provided by a technical service provider such as information technology security, trust or privacy protection service, information technology service, service of providing and maintaining any terminal or device used for any payment service, and such services while supporting the provision of any payment service, does not at any time enter into possession of money under that payment service. Additionally, classes of exempt payment service providers, being persons exempt from the requirement to have in force a license to carry on a business of providing any payment service, are also set out in Section 13(1) of the PS Act, and these include banks or merchant banks licensed under the Banking Act 1970, or finance companies licensed under the Finance Companies Act 1967.

Under the FSMA, a Singapore corporation must not carry on a business, whether from Singapore or elsewhere, of providing any type of digital token service outside Singapore unless the Singapore corporation has in force a license or is otherwise exempted from licensing pursuant to Section 137(5) of the FSMA.

Under the FSMA, a “digital token” is defined as a “digital payment token” or a digital representation of a “capital markets product” which can be transferred, stored and traded electronically and satisfies such other characteristics as MAS may prescribe, unless the digital token is an excluded digital token as prescribed by MAS. Under Part 1 of the First Schedule of the FSMA, a “digital token service” includes inter alia (a) any service of dealing in digital tokens (other than any such service that MAS may prescribe); (b) any service of facilitating the exchange of digital tokens (other than any such service that MAS may prescribe); (c) any service of accepting (whether as principal or agent) digital tokens from one digital token account, for the purposes of transmitting, or arranging for the transmission of, the digital tokens to another digital token account; (d) any service of arranging (whether as principal or agent) for the transmission of digital tokens from one digital token account to another digital token account; (e) any service of inducing or attempting to induce any person to enter into or to offer to enter into any agreement for or with a view to buying or selling any digital tokens in exchange for any money or any other digital tokens (whether of the same or a different type); (f) any service of safeguarding the digital token, where the service provider has control over the digital token; (g) any service of carrying out for a customer an instruction relating to a digital token, where the service provider has control over the digital token; (h) any service of safeguarding a digital token instrument, where the service provider has control over one or more digital tokens associated with the digital token instrument; (i) any service of carrying out for a customer an instruction relating to one or more digital tokens associated with a digital token instrument, where the service provider has control over the digital token instrument; and (j) any service relating to the sale or offer for sale of digital tokens which involves (A) providing advice, either directly or through publications or writings, and whether in electronic, print or other form, relating to any digital tokens; or (B) providing advice by issuing or promulgating research analyses or research reports, whether in electronic, print or other form, relating to any digital tokens.

Offers or issues of digital tokens that constitute capital markets products (“CMP”) are regulated under the SFA. CMPs include any securities, units in a collective investment scheme, derivatives contracts, spot foreign exchange contracts for the purposes of leveraged foreign exchange trading or such other products as the MAS may prescribe. Parties who market or deal in CMPs must obtain a capital markets services license for dealing in CMPs, unless otherwise exempted pursuant to Section 99 of the SFA.

Given that the Singapore incorporated companies are only engaging in the manufacture, sale and purchase, as well as the research and development of mining machines and mining machine chips, the business activities of the Singapore incorporated companies do not involve the provision of the aforementioned regulated services. As such, no regulatory approval or license is required pursuant to the PS Act, FSMA or SFA.

Anti-Money Laundering and Countering of Terrorism Financing and Proliferation Financing (AML/CFT/CPF)

Singapore is a member of the Financial Action Task Force (“FATF”) and a founding member of the Asia-Pacific Group on Money Laundering (“APG”).

The primary legislation setting out Singapore’s AML/CFT/CPF framework comprise the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 (“CDSA”) and the Terrorism (Suppression of Financing) Act 2002 (“TSFA”). Under the CDSA, the assistance of another to retain the benefits of drug dealing or specified criminal conduct, and the acquisition, possession, use, concealment or transfer of such benefits, are offences. The CDSA also imposes a duty on persons who know or have reasonable grounds to suspect that any property that in whole or in part, directly or indirectly, represent the proceeds of, was used in connection with, or is intended to be used in connection with any drug dealing or criminal conduct, where such information or matter on which the knowledge or suspicion is based came to the person’s attention in the course of the person’s trade, profession, business or employment, to file a suspicious transaction report with an authorized officer appointed under the CDSA. The TSFA prohibits the use of property to commit any terrorist act, the provision of property and services for terrorist purposes, and any dealing with property that a person knows or has reasonable grounds to believe is owned or controlled by or on behalf of any terrorist or terrorist entity, including funds derived or generated from property owned or controlled directly or indirectly by any terrorist or terrorist entity. The TSFA imposes a duty on every person in Singapore and Singapore citizens outside Singapore who have possession, custody or control of any property belonging to any terrorist or terrorist entity, or who has information about any transaction or proposed transaction in respect of such property to immediately inform the Commissioner of Police of such fact or information. Sectoral legislation has also been enacted to address AML/CFT/CPF relevant to the sector. Financial institutions supervised by the MAS are required to additionally comply with customer due diligence, ongoing monitoring and suspicious transaction reporting requirements under regulations, notices, and guidelines issued by the MAS pursuant to the FSMA.

Regulations related to employment and labor protection

Employment Act 1968 of Singapore (“Employment Act”)

The Employment Act of Singapore is administered by the Ministry of Manpower (“MOM”) and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees who are covered under the Employment Act comprising local and foreign employees under a contract of service with an employer on a full-time, part-time, temporary or contract basis, but which excludes persons employed as:

(i)     a seafarer;

(ii)    a domestic worker; and

(iii)   a statutory board employee or civil servant (“Relevant Employees”).

As an illustration, Sections 88A and 89 of the Employment Act prescribes the minimum number of days of paid annual leave and paid sick leave that an employee is respectively entitled to, which varies depending on their period of service. For example, Section 88A(1) of the Employment Act provides that an employee who has served an employer for a period of not less than 3 months is, in addition to the rest days, holidays and sick leave to which the employee is entitled under Sections 36, 88 and 89 of the Employment Act, respectively, entitled to (a) 7 days of paid annual leave, for the first 12 months of continuous service with the same employer; (b) subject to paragraph (c), an additional one day of paid annual leave, for every subsequent 12 months of continuous service with the same employer; (c) a maximum of 14 days of paid annual leave. Section 89(1) of the Employment Act provides that any employee who has served an employer for a period of not less than 6 months is entitled, after examination by a medical practitioner, to such paid sick leave, as may be certified by the medical practitioner, not exceeding in the aggregate — (a) if no hospitalization is necessary, 14 days in each year; or; (b) if hospitalization is necessary, the lesser of 60 days in a year or the aggregate of 14 days plus the number of days on which the employee is hospitalized. Any employer who employs any person as an employee contrary to the provisions of Part 10 of the Employment Act (including Sections 88A and 89) or fails to pay any salary in accordance with the provisions of Part 10 of the Employment Act shall be guilty of an offence and shall be liable on conviction to a fine not exceeding $5,000, and for a second or subsequent offence to a fine not exceeding $10,000 or to imprisonment for a term not exceeding 12 months or to both.

Central Provident Fund Act 1953 of Singapore (“CPF Act”)

The Central Provident Fund (“CPF”) system is a mandatory social security savings scheme funded by contributions from employers and employees. Pursuant to the CPF Act, an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore under a contract of service (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). CPF contributions are not applicable for foreigners who hold employment passes, S Passes or work permits. CPF contributions are required for both ordinary wages and additional wages (subject to a yearly additional wage ceiling) of employees at the applicable prescribed rates which is dependent on, among others, the amount of monthly wages and the age of the employee. An employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, an employer can recover the employee’s share of CPF contributions by deducting it from their wages when the contributions are paid for that month. An employer who breaches the abovementioned obligation to make CPF contributions will be liable for:

(a)     A court fine of between S$1,000 and S$5,000 per offence and/or up to 6 months’ imprisonment for the first conviction; or

(b)    A court fine of between S$2,000 and S$10,000 per offence and/or up to 12 months’ imprisonment for subsequent convictions.

Workplace Safety and Health Act 2006 (“WSHA”)

Under the WSHA administered by the MOM, every employer has the duty to take, so far as reasonably practicable, measures necessary to ensure the safety and health of his employees at work. These measures include providing and maintaining a safe working environment for the employees, without risk to health, and adequate facilities and arrangements for their welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees, developing and implementing procedures for dealing with emergencies that may arise while the employees are at work and ensuring that the employee at work has adequate instruction, information, training and supervision as is necessary for that employee to perform his work. More specific duties imposed on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations of Singapore (“WSHR”), which include taking all reasonably practicable measures to prevent the workplace from being overcrowded and ensuring adequate ventilation of the workplace.

Work Injury Compensation Act 2019 (“WICA”)

The WICA regulated by the MOM applies to local or foreign employees under a contract of service or contract of apprenticeship in respect of injuries suffered by them arising out of and in the course of their employment and sets out, amongst others, the amount of compensation they are entitled to and the methods of calculating such compensation.

The WICA provides that the employer shall be liable to pay compensation under the WICA if personal injury is caused to an employee by accident arising out of and in the course of the employee’s employment with the employer. The amount of compensation shall be computed in accordance with the First Schedule of the WICA, subject to a maximum and minimum limit, taking into account factors such as the severity and permanence of the personal injury suffered. The types of compensation include medical leave wages, medical expenses and lump sum compensation for permanent incapacity, current incapacity or death. Moreover, corporations can also be found liable of offences under the WICA where an officer, employee or agent of the corporation commits such offences within the scope of his or her actual or apparent authority. Likewise, if an officer of the corporation, or a person in a position to influence the conduct of the corporation in relation to the commission of the offence had consented or had reasonable knowledge of the offences committed by a corporation but had not taken action, liability would apply in the same way to him.

Further, Section 13 of the WICA provides that where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the contractor) for the execution by the contractor of the whole or any part of any work, or for the supply of labor to carry out any work, undertaken by the principal, the Singapore Commissioner for Labor may direct the principal to fulfil the obligations of the employer under the WICA in relation to any employee of the contractor employed in the execution of the work. Where such a direction has been made, the principal shall be liable to pay to any employee of the contractor employed in the execution of the work any compensation which he would have been liable to pay under the WICA if that employee had been immediately employed by the principal, except that the amount of compensation is to be calculated with reference to the earnings of the employee under the contractor. Notwithstanding this, where the principal pays compensation under Section 13 of the WICA, the principal is entitled to be indemnified by the employer who would have been liable to pay compensation under the WICA to the employee independently of this section of the WICA.

Laws and Regulations Related to Intellectual Property Rights

While Bgin SG and Bgin Singapore currently do not hold any trademark or intellectual property rights in Singapore, the Company holds two trademarks in Singapore through Bgin Trading. For the consideration of business development, we may transfer to, or acquire, certain trademarks in the name of Bgin SG or Bgin Singapore.

(A)        Trademarks

Registered Trademarks: Trade Marks Act 1998 of Singapore

The Trade Marks Act 1998 of Singapore (“TMA”), which is supplemented by the Trade Marks Rules, governs the registration, enforcement, and all connected matter related to registered trademarks.

Under the TMA, a person infringes a registered trademark if, without the consent of the trademark’s proprietor, they use in the course of trade or business a sign that:

(a)     is identical to the trademark and is used in relation to goods or services identical to those for which the trademark is registered;

(b)    is identical to the trademark and is used in relation to goods or services similar to those for which the trademark is registered, where there exists a likelihood of confusion on the part of the public; or

(c)     is similar to the trademark and is used in relation to goods or services identical with or similar to those for which the trademark is registered, where there exists a likelihood of confusion on the part of the public.

The TMA also provides that a person infringes a registered trademark that is well-known in Singapore, if:

(a)     without the consent of the trademark proprietor, they use in the course of trade or business, a sign that is identical with or similar to the well-known trademark in relation to goods or services that are not similar to those for which the trademark is registered;

(b)    the use of the trademark in relation to those goods or services would indicate a connection between those goods or services and the proprietor;

(c)     such use creates a likelihood of confusion on the part of the public; and

(d)    the proprietor’s interests are likely to be damaged by such use.

Under the TMA, the registered owner of a trademark or an exclusive licensee of the trademark (if permitted under the license) may bring infringement proceedings in their own name against the infringer, seeking damages, an account of profits, injunction, or any other relief available in law.

Infringement of a registered trademark can also lead to criminal liability. These include offences such as counterfeiting of a registered trademark, selling of goods with a falsely applied registered trademark, making or possessing of article for the purpose of committing an offence, or importing or selling goods with a falsely applied trademark. A person who contravenes these provisions may be liable on conviction to a fine or an imprisonment term, or to both.

Unregistered Trademarks

Unregistered trademarks are marks used in the course of trade or business that have not been registered under the TMA. Although these marks lack statutory protection under the TMA, these marks may still be protected under the common law doctrine of passing off, which prevents others from misrepresenting their goods or services as being associated with the proprietor of the unregistered trademark.

To succeed in a passing off action, the proprietor of the unregistered trademark must establish:

(a)     Goodwill: A reputation attached to the goods or services that the proprietor supplies in the mind of the purchasing public by association with the trademark.

(b)    Misrepresentation: A false representation by the defendant leading or likely to lead the public to believe that goods or services offered by him are the goods or services of the proprietor.

(c)     Damage: The actual or likely damage suffered by the proprietor as a result of the erroneous belief caused by the defendant’s misrepresentation.

(B)         Copyright

Copyright Act 2021of Singapore

The Copyright Act 2021 of Singapore makes provisions in respect of enforcement of copyright and all other connected matter related to copyright.

It grants the copyright owner exclusive right to, among other things, reproduce, publish, rent, and make available copies of the work to the public. Any of these acts, if carried out without the consent or license of the copyright owner, constitute primary infringement of the copyright.

Secondary infringement occurs when a person deals commercially with or distributes an article in a manner that prejudicially affect the copyright owner, and the person knows or ought reasonably to know that the article was made without the owner’s consent.

Infringement of copyright is actionable through civil litigation. The remedies the Court may grant for copyright infringement includes an injunction, damages (including additional damages), an account of profits, statutory damages (if the claimant so elects), a delivery up order, a disposal order.

Certain acts of copyright infringement may also attract criminal liability. These include making an article for sale or hire, dealing commercially in an article, or possessing an article for the purpose of commercial dealing, where the alleged infringer knows or ought to know that the article is an infringing copy. A person who contravenes these provisions may be liable on conviction to a fine or an imprisonment, or to both.

(C)        Patents

Patents Act 1994 of Singapore

The Patents Act 1994 (“PA”) of Singapore, which is supplemented by the Patents Rules, makes provisions in respect of registration, enforcement, and all other connected matters related to patents.

The PA provides that patent infringement occurs where the following acts are done in Singapore in relation to the invention without the consent of the patent proprietor:

(a)    where the invention is a product, a person makes, disposes, or offers to dispose of, uses or imports or keeps it;

(b)    where the invention is a process, a person uses or offers the process for use in Singapore when the person knows or it is obvious to a reasonable person that the use would be an infringement of the patent; or

(c)     where the invention is a process, a person disposes, offers to dispose of, uses or imports or keeps a product obtained directly by that process.

Infringement of patent rights is actionable through civil litigation. Under the PA, the patent proprietor or exclusive licensee under a patent may bring infringement proceedings against the infringer in their own name. If found liable, the patent owner or exclusive licensee is entitled to a claim for damages or an account of profits, an injunction, an order to deliver up or destroy an infringing product, and for a declaration that the patent is valid and has been infringed by the defendant. Despite the foregoing, it should be highlighted that the law does not permit the award of both damages and an account of profits for the same act of infringement. As such, the successful party may only claim either damages or an account of profits, but not both.

Under the PA, it is a criminal offence to (a) make or cause to be made a false entry in the Singapore patent register, (b) produces a false document claiming to be a copy of an entry in the register, (c) make unauthorized claims about patent rights or a patent has been applied for, or (d) misuse the title “Registry of Patents” on a person’s place of business, or on any document issued by the person. If a party is guilty of an offence under the PA, he shall be liable on conviction to a fine or to imprisonment for a term, or to both.

(D)        Registered Designs

Registered Designs Act 2000 of Singapore

The Registered Designs Act 2000 (“RDA”) of Singapore, which is supplemented by the Registered Designs Rules, makes provisions in respect of the registration, enforcement, and all other connected matters related to registered designs.

A registered design protects the aesthetic aspects of a product, specifically the design elements that appeal to the eye and contribute to the product’s overall visual appeal, and is intended for designs created for industrial application. Such designs should be registered under the RDA and are not eligible for copyright protection. This principle ensures that designs created for mass production, which could otherwise gain long-term copyright protection, do not bypass the shorter and more specific protection offered by the RDA.

The RDA provides that a registered design is infringed when the following acts are done in Singapore without the consent of the registered proprietor:

(a)     Making or importing for sale, hire, or business use:

(i)     any product that uses the registered design or a design similar to it; or

(ii)    any device for projecting a non-physical product that uses the registered design or a similar design;

(b)    Selling, hiring, or offering for sale or hire:

(i)     any product or non-physical product that uses the registered design or a similar design; or

(ii)    any device for projecting such a non-physical product;

(c)     Making anything that enables the production of a product or non-physical product that uses the registered design;

(d)    Using or selling kits that, when assembled, would infringe the design; or

(e)     Making or supplying parts to assemble a kit that would result in an infringing product.

Infringement of registered rights is actionable through civil litigation. Under the RDA, the registered proprietor or exclusive licensee of a registered design may bring infringement proceedings against the infringer in their own name. If found liable, the registered proprietor or exclusive licensee is entitled to a claim for damages or an account of profits, and an injunction.

Under the RDA, it is a criminal offence to (a) make or cause to be made a false entry in the Singapore registered design register, (b) creates anything falsely claiming to be a copy of an entry in the register, or (c) make false representation that a design is registered. If a party is guilty of an offence under the RDA, he shall be liable on conviction to a fine or to imprisonment for a term, or to both.

(E)         Trade Secrets

In Singapore, trade secrets are primarily protected under common law principles, particularly the law of confidence, which safeguards confidential business information from unauthorized use or disclosure. The law of confidence provides protection when one party discloses confidential information to another in circumstances where there is an understanding that the information will not be disclosed or used without authorization. This duty of confidentiality arises in a variety of contexts, such as in employment relationships, contractual agreements, or when information is shared in confidence during negotiations or business dealings.

Therefore, to qualify for protection under the law of confidence, it must be shown that:

(a)     the information sought to be protected was confidential in nature;

(b)    the information was disclosed in circumstances where a duty of confidentiality was imposed; and

(c)     there was a breach of that duty.

(F)         Domain Names

The Singapore Country Code Top level Domain (ccTLD), SG domains, can be registered in Singapore through a Singapore Network Information Centre (“SGNIC”) accredited registrar on a first-come-first-serve basis. Registration of a domain name in Singapore gives the registrant the right to use the domain name and to prevent others from using the same name. However, registrants are not conferred ownership of the domain name.

There is no recognition of legal, equitable, or proprietary rights over domain names in Singapore. If a registrant registers a domain name that infringes on a trademark, the domain registration does not provide a defense to trademark infringement and thus does not protect the registrant from claims by the trademark owner. A third party (e.g. a trademark owner) may commence proceedings under the Singapore Domain Name Dispute Resolution Policy in respect of a disputed. SG domain name before the Singapore Mediation Centre or Singapore International Arbitration Centre to seek the transfer or cancellation of a disputed. SG domain name.

Laws and Regulations Related to Data Security and Data Privacy

Data Privacy

The Personal Data Protection Act 2012 (“PDPA”) of Singapore governs the collection, use and disclosure of individuals’ personal data, and seeks to ensure that organizations comply with a baseline standard of protection for personal data.

Under the PDPA, an organization is required to comply with the following obligations:

(a)     Accountability obligation — Organizations must develop and implement the necessary policies and practices in order to meet its obligations under the PDPA, and make information about such policies and practices available on request. Organizations must also designate a data protection officer and make their business contact information available to the public.

(b)    Notification obligation — Individuals must be notified of the purposes for the collection, use or disclosure of their personal data, prior to such collection, use or disclosure.

(c)     Consent obligation — The consent of individuals must be obtained for the collection, use or disclosure of their personal data, unless any exceptions prescribed under the PDPA apply. Additionally, an organization must allow the withdrawal of consent, and inform the individual of the consequences of withdrawal. Once consent has been withdrawn, the organization must ensure that it ceases to collect, use or disclose the individual’s personal data.

(d)    Purpose limitation obligation — Personal data must be collected, used or disclosed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, such purposes must be notified to the individual concerned. An organization must not require an individual to consent to the collection, use, or disclosure of their personal data beyond what is necessary to provide the product or service.

(e)     Accuracy obligation — An organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete, especially if such data is likely to be used to make a decision affecting the individual.

(f)     Protection obligation — An organization must implement reasonable security arrangements for the protection of personal data in its possession or under its control.

(g)    Retention limitation obligation — An organization must not keep personal data for longer than it is necessary to fulfil: (i) the purposes for which it was collected; or (ii) a legal or business purpose.

(h)    Transfer limitation obligation — Personal data must not be transferred out of Singapore, except in accordance with the requirements prescribed under the PDPA; and

(i)     Access and correction obligations — When requested by an individual, and unless exceptions apply, an organization must: (i) provide that individual with access to their personal data in the possession or under the control of the organization; (ii) provide information about the ways in which his personal data may have been used or disclosed during the past year; and/or (iii) correct an error or omission in his personal data.

(j)     Data breach notification obligation — In the event of a data breach, organizations must take steps to determine if a breach is notifiable. A breach is notifiable when it is likely to result in significant harm to individuals and/or are of significant scale. A notifiable breach must be brought to the attention of the Personal Data Protection Commission (“PDPC”) of Singapore and the affected individuals.

If an organization is found to be in breach of the PDPA, the PDPC may require the organization to (i) stop the collection, use or disclosure of personal data in contravention of the PDPA; (ii) destroy personal data collected in contravention of the PDPA; (iii) provide access to or correct the personal data; and/or (iv) pay a financial penalty of an amount not exceeding S$1 million or 10% of the organization’s annual turnover in Singapore, whichever is higher. A contravention of the PDPA may also give rise to civil or criminal liabilities.

Data Security

The Computer Misuse Act 1993 (“CMA”) of Singapore, while primarily focused on criminalizing unauthorized access to computers and data, is closely related to data privacy. The act addresses issues that intersect with the protection of sensitive information and the security of computer systems, which are fundamental aspects of data privacy. For example, the CMA criminalizes acts such as the unauthorized access to computer programs and data, unauthorized use or interception of computer service, unauthorized disclosure of access code, and supplying the credential of another person, all of which are related to the maintenance of data privacy. If a party is found guilty of an offence under the RDA, they may be liable on conviction to a fine, imprisonment, or both. Enhanced penalties may be imposed for offences involving “protected computers”, which are systems critical to areas such as national security, public safety, or essential services (e.g. communications, banking, public utilities, and transportation).

Exchange Controls

There are no Singapore government laws, decrees, regulations or other legislation that may affect the following:

(a)     the import or export of capital, including the availability of cash and cash equivalents for use by our Company; and

(b)    the remittance of dividends, interest or other payments to non-resident holders of our Company’s securities.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Mr. Qiuhua Li	42	Chairman of the Board of Directors and Director
Mr. Qingfeng Wu	42	Chief Executive Officer and Director
Mr. Zhao Xiang	38	Co-Chief Financial Officer
Mr. Pengju Wang	34	Co-Chief Financial Officer
Mr. Qi Shao	37	Chief Technology Officer
Ms. Katherine (Katarzyna) Sikora Nelson	60	Legal Officer and Compliance Officer
Mr. Benjamin Thomison	40	Operations Officer and Operation Director of Bgin Infrastructure US
Mr. Nicholas Williams	53	Communication Officer
Mr. Boquan He	65	Independent Director
Mr. Chung Shing (Paul) Tsang	54	Independent Director
Ms. Talila Millman	62	Independent Director

Mr. Qiuhua Li has served as our director and the chairman of our board of directors since April 2022. Mr. Li co-founded Bgin HK in March 2019 and has since served as its chairman of the board of directors. In June 2009, Mr. Li founded Shanghai HuiShi Information Technology Co., Ltd, a company focusing on cross-border e-commerce, and has since served as the chairman of its board of directors. Since November 2022, Mr. Qiuhua Li has served as the chief executive officer of Coinpal Limited, the operator of CoinPal, a cryptocurrency payment platform, where Mr. Li is responsible for managing the company’s daily functions. Mr. Li also serves as the director of a number of our subsidiaries, and the director or supervisor of several privately owned companies in China. Mr. Li has approximately 16 years of experience in business and corporate management. Mr. Li graduated from Tongji University with a bachelor’s degree in computer science in June 2006, and completed the Advanced Management Program at China Europe International Business School in July 2014.

Mr. Qingfeng Wu has served as our director since April 2022. Mr. Wu co-founded Bgin HK in March 2019 and has served as its director since March 2021. Mr. Wu also serves as the director of a number of our subsidiaries. Mr. Wu has extensive work experience in the electronic design industry and has over 15 years of experience in the design of complete electronic products. Mr. Wu has served as a director of Bgin HK since March 2019. Since January 2018, Mr. Wu has served as the general manager of Shenzhen Bgin. From March 2012 to December 2017, Mr. Wu served as the manager of radio-frequency, hardware and research and development department at Shenzhen Chenggu Technology Co., Ltd. Prior to that, Mr. Wu worked as a radio-frequency engineer at Comba Telecom System (Guangzhou) Ltd. from May 2009 to February 2012. Mr. Wu obtained his bachelor’s degree in Electronic Information Engineering in July 2006 and his master’s degree in Electromagnetic Field and Microwave Technology in March 2009 from Xidian University.

Mr. Zhao Xiang has served as our co-chief financial officer since April 2022. Mr. Xiang has 12 years of experience in financial management. From November 2017 to April 2022, Mr. Xiang served as the Finance Manager and Finance Director consecutively at Shenzhen Likeshuo Network Technology Co., Ltd., a former variable interest entity of BTC Digital Ltd. (formerly known as Meten Holding Group Ltd.) (Nasdaq: BTCT). Mr. Xiang studied accounting at Hunan University, from which he graduated in 2016.

Mr. Pengju Wang has served our co-chief financial officer since April 2022. From July 2018 to March 2022, Mr. Wang served as the Finance Manager of Shanghai Huishi Information Technology Co., Ltd. From April 2017 to October 2017, Mr. Wang served as treasury assistant at the financial department of Mr. Bricolage Group in France. Mr. Wang obtained his bachelor’s degree in accounting in September 2015 and his master’s degree in finance in September 2017 from the School of Business Administration of the Université de Rennes I.

Mr. Qi Shao has served as the chief technology officer of Bgin HK since March 2019 and of Bgin since April 2022, where Mr. Shao oversees the company’s development of proprietary technology and leads the research and development team. From March 2018 to February 2019, Mr. Shao served as the chief technology officer at Shenzhen Bgin and since February 2019, Mr. Shao has served as the general manager at Shenzhen Bgin, where he was responsible for overseeing the company’s research and development activities. From September 2014 to February 2018, Mr. Shao served as a field applications engineer at Shenzhen Beigaozhi Electronics Co., Ltd., where he was responsible for providing on-site technical support and addressing technical issues with the company’s products. Mr. Shao has over 10 years of experience in the research and development of electronics and has rich experience in developing technology related to blockchain and digital currencies. Mr. Shao obtained his bachelor’s degree in communication engineering from Anhui Jianzhu University in July 2011.

Ms. Katherine (Katarzyna) Sikora Nelson has served as our legal officer and compliance officer since November 2024. Ms. Nelson has over 20 years of compliance and governance experience within the global FinTech industry. In January 2024, Ms. Nelson was appointed to serve as the Commissioner at Catawba Banking Commission of the Catawba Digital Economic Zone (“CDEZ”), a sovereign regulatory zone, established by the Catawba Indian Nation, where she advises on the regulations for digital banking and Web3 within the CDEZ. From August 2022 to June 2023, Ms. Nelson served as the Global Compliance Officer at ARDU Prime Crypto Services US, Inc., a blockchain and cryptocurrency exchange, where she oversaw licensing for custodial virtual asset wallets, lending, crowdfunding, and exchange services. From July 2021 to May 2022, Ms. Nelson served as the Global Chief Legal & Compliance Officer at Buckzy Payments, Inc., a FinTech company specializing in cross-border payment solutions. From June 2017 to October 2019, Ms. Nelson also served as an Advisory Board Member at Jassby, Inc. (a digital, mobile wallet payment solution). Concurrently, from July 2017 to April 2020, she served as the Chief Compliance Officer — USA at Intesa Sanpaolo S.p.A., a global commercial and investment bank headquartered in Italy.

Ms. Nelson started her career with Fidelity Investments, serving as the U.S. Head of Investment Advisory Compliance and then as the Global Economic Sanctions Officer. She was also a consultant with KPMG, followed by a role as the Director with Citigroup Inc., and then as the Managing Director at the Bank of New York Mellon (BNYM), responsible, among others, for BNYM’s compliance oversight of industry efforts driven by the U.S. Tri-Party Repo Infrastructure Reform project, led under the auspices of the Federal Reserve Bank of New York to “practically eliminate” intra-day credit exposure and assure liquidity funding efficiencies in the marketplace, as mandated by the Financial Stability Board (FSB). Ms. Nelson received her Master of Law (J.D. equivalent) from Jagiellonian University, School of Law in Poland in 1990, her Master’s degree in International Relations from University of Notre Dame in 1991, her Master of Arts in Law and Diplomacy degree from the Fletcher School of Law and Diplomacy at Tufts University in 1993, and her LL.M degree in Banking and Financial Law from Boston University School of Law in 2005. Ms. Nelson is a licensed attorney in the State of New York.

Mr. Benjamin Thomison was appointed as the operation director of Bgin Infrastructure US in September 2024 and has served as our operations officer since November 2024. Mr. Benjamin Thomison is responsible for overseeing and managing the operations of our mining farms. With extensive experience in operations management, Mr. Thomison has held key positions across companies in the cryptocurrency mining industry consecutively. From January 2024 to July 2024, Mr. Thomison has served as a Senior Operations Manager at Phoenix Group LLC, a Bitcoin mining company, where he was responsible for directing operations across all U.S. mining sites with a goal of increasing hash rates. Prior to that, from October 2021 to July 2023, Mr. Thomison was the Vice President of Mining at Mawson Infrastructure, a Bitcoin mining company, directing the company’s operations across all U.S. mining sites with a goal of increasing hash rates. Before that, he served as the Site Manager at Core Scientific, a Bitcoin mining company, from November 2018 to May 2023, managing sites and operations to maintain mining machine uptime and hash rate. Mr. Benjamin Thomison’s early career includes service in the U.S. Army from 2002 to 2007, with two combat tours in Iraq and recognition for leadership and service excellence.

Mr. Nicholas Williams is our Communication Officer, whose appointment shall become effective on the date on which Mr. Nicholas Williams enters into a services agreement with us. From March 2021 to February 2025, Mr. Nicholas Williams served as the chief technology officer of TNNS PRO LTD, a Web3 company with a focus on sports, where he was primarily responsible for managing and overseeing the development team of the company. From January 2010 to October 2023, Mr. Nicholas Williams served as a sales and marketing director at GEBECERT LTD, a supply chain technology company, where he managed client relationships and oversaw the marketing team of the company. Mr. Nicholas Williams received his Bachelor of Science degree in International Hospitality and Tourism Management from University of Surrey in England in 1992.

Mr. Boquan He has served as our independent director since July 2022. Mr. He is the founder and has been serving as the chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd. since August 2000, a private investment company specializing in greenfield investments in retail and service industries in China. In 1989, he founded and, until 2000, served as the chief executive officer of Guangdong Robust Group, a then renowned food and beverage company which was acquired by Danone Group in 2000. Mr. He has served as a director since August 2007 and as an independent director since October 2011 at Noah Holdings Limited (NYSE: NOAH; HKEX: 6686). Mr. He also serves as the chairman or vice chairman of the board of directors of several privately owned companies in China. From July 2007 to January 2019, Mr. He served as a director of iKang Healthcare Group Inc., the shares of which were previously listed on the Nasdaq Stock Market (Nasdaq: KANG) till its delisting in January 2019. Mr. He graduated from Guangdong Television Public University (currently known as Guangdong Open University) in Guangdong, China, in July 1986.

Mr. Chung Shing (Paul) Tsang has served as our independent director since February 2025. Mr. Chung Shing (Paul) Tsang served as the Chief Risk Officer of Asia at Blackrock Asia from June 2015 to April 2023, where he led risk management for Blackrock’s institutional and retail businesses in all asset classes across Asia and oversaw all risks, including market, credit operational, investment, technology, liquidity, franchise, and regulatory risks during his tenure there. Prior to that, from September 2016 to February 2023, Mr. Chung Shing (Paul) Tsang served as a director and the chairman of the risk committee of the board of directors of Bank of China Investment Management (“BOCIM”), a fund management joint venture in China with Bank of China, where Mr. Tsang led senior leadership in shaping strategy across product development, distribution, and investment. From August 2008 to June 2015, Mr. Chung Shing (Paul) Tsang served as the Chief Risk Officer of Asia Pacific at Morgan Stanley Asia, where Mr. Tsang led the independent Firm Risk Management team overseeing market, credit, and operational risks for Morgan Stanley in Asia (excluding Japan), and supervised risk management for institutional sales and trading (equities and fixed income), capital markets, investment banking, investment management, and wealth management. Mr. Chung Shing (Paul) Tsang received his bachelor’s degree of business administration with area of study in Actuarial Science and Finance from University of Wisconsin – Madison in 1993, and his master of business administration with area of study in Finance from The Wharton School of the University of Pennsylvania in 1997.

Ms. Talila Millman has served as our independent director since March 2025. Since June 2025, Ms. Talila Millman has been serving as the Chief Technology Officer of Tait International Limited, a company providing mission critical communication solutions including devices, networks and services, where she is responsible for the company’s technology development, by setting direction, driving innovation, prioritizing technology bets, and building the internal and external relationships. Ms. Talila Millman formed Millman Tech in March 2022, a technology advisory firm, and has since served as the firm’s managing director and chief technology officer, where Ms. Millman is responsible for managing client engagements, offering fractional chief technology officer and advisory services, and giving workshops on organizational transformation and leadership. From January 2020 to February 2022, Ms. Millman served as the vice president of innovation and engineering at Stanley Healthcare and Stanley Access Technologies, divisions of Stanley Black & Decker, where she led global technology and engineering teams, developed technology roadmap and evaluated partnerships and acquisitions, and oversaw security and privacy compliance of the companies. From October 2017 to November 2019, Ms. Millman served as the senior vice president of product and engineering at Vidyo, a cloud and on-premise Application Program Interface-based and Software-as-a-Service platform for business to business video solutions, where she led product strategy and engineering execution of the company. She is the author of The TRIUMPH Framework: 7 Steps to Leading Organizational Transformation (May 2024), an acclaimed guide for driving change and fostering leadership excellence. Ms. Talila Millman received her Bachelor of Science degree in math and computer science in 1987 and her Master of Science degree in computer science in 1993 from Tel Aviv University in Israel.

Controlled Company

Taking into account the 249,500 Class A ordinary shares purchased by Mr. Qingfeng Wu in this offering, upon completion of this offering, our chief executive officer, Mr. Qingfeng Wu, will beneficially own 249,500 Class A ordinary shares and 22,554,375 Class B ordinary shares, or 100% of our total issued and outstanding Class B ordinary shares, representing 55.67% of our total voting power, assuming no exercise of the over-allotment option, or 55.46% assuming full exercise of the over-allotment option. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, even though we do not currently intend to elect to opt out of these corporate governance requirements at this time, which include:

•        the requirement that our director nominees be selected or recommended solely by independent directors; and

•        the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors.

A general notice by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest.

After such general notice, special notice relating to any particular transaction shall not be required. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein. If he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Boquan He, Mr. Chung Shing (Paul) Tsang, and Ms. Talila Millman. Mr. Chung Shing (Paul) Tsang is the chairman of our audit committee. We have determined that Mr. Boquan He, Mr. Chung Shing (Paul) Tsang and Ms. Talila Millman satisfy the “independence” requirements of the Rule 5605(c)(2) of the Nasdaq Stock Market Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee consists solely of independent directors that satisfy the Nasdaq Stock Market and SEC requirements within one year of the completion of this offering. Our board of directors has also determined that Mr. Chung Shing (Paul) Tsang qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Nasdaq Stock Market Listing Rules.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•        selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and our independent registered public accounting firm;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and our independent registered public accounting firms;

•        reporting regularly to the full board of directors; and

•        performing such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Mr. Boquan He, Mr. Chung Shing (Paul) Tsang, and Ms. Talila Millman. Mr. Chung Shing (Paul) Tsang is the chairman of our compensation committee. We have determined that Mr. Boquan He, Mr. Chung Shing (Paul) Tsang and Ms. Talila Millman satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing and making recommendations to the board of directors with respect to the compensation of our directors;

•        reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Boquan He and Mr. Chung Shing (Paul) Tsang. Mr. Boquan He is the chairman of our nominating and corporate governance committee. We have determined that Mr. Boquan He and Mr. Chung Shing (Paul) Tsang satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Listing Rules.

The nominating and corporate governance committee assists the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee is responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        identifying and recommending to our board the directors to serve as members of committees;

•        advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

•        making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Family Relationships

None of the directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future; and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles. We have the right to seek damages where certain duties owed by any of our directors are breached.

Our directors have all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of the company and mortgaging the property of the company;

•        approving the transfer of shares of our Company, including the registering of such shares in our share register; and

•        maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Code of Ethics and Corporate Governance

We have adopted a code of ethics, which is applicable to all of our directors, executive officers and employees. Our code of ethics is publicly available on our website.

In addition, our board of directors has adopted a set of corporate governance guidelines covering a variety of matters, including (i) a policy governing the approval of related party transactions and (ii) an executive compensation recovery policy that apply to our executive officers.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law, the amended and restated memorandum and articles of association or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment, or for a specified time period, or for a specified time period which will be renewed automatically unless a notice of non-renewal is given. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, including but not limited to as a result of the executive officer’s commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offence, fraud or dishonesty, habitual neglect of his or her duties, material misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties or material breach of internal procedures or regulations which causes damage to the Company. An executive officer may terminate his or her employment at any time with prior written notice to the Company.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against all liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company to the fullest extent permitted by law with certain limited exceptions.

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of approximately US$0.40 million to our executive officers and directors, all of which are base salaries paid in the form of cash, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A ordinary shares offered in this offering for:

•        each of our directors and executive officers who beneficially own our ordinary shares;

•        our directors and executive officers as a group; and

•        each person known to us to own beneficially more than 5.0% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 85,581,566 Class A ordinary shares and 22,554,375 Class B ordinary shares issued and outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Class A ordinary shares and Class B ordinary shares issued and outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Percentage of beneficial ownership of Mr. Qingfeng Wu after this offering includes 249,500 Class A ordinary shares purchased by him in this offering.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. We will be required to have at least 400 shareholders at closing in order to satisfy the Nasdaq listing standards.

	Ordinary Shares Beneficially Owned Prior to this Offering**					Ordinary Shares Beneficially Owned After this Offering**
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held Prior to this Offering	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	Percentage of Total Ordinary Shares	Percentage of Votes Held After this Offering
Directors and Executive Officers:*
Qiuhua Li(1)	37,917,656	—	37,917,656	35.06%	19.15%	37,917,656	—	37,917,656	33.52%	18.68%
Qingfeng Wu(2)	—	22,554,375	22,554,375	20.86%	56.95%	249,500	22,554,375	22,803,875	20.16%	55.67%
Zhao Xiang	—	—	—	—	—	—	—	—	—	—
Pengju Wang	—	—	—	—	—	—	—	—	—	—
Qi Shao(3)	4,851,563	—	4,851,563	4.49%	2.45%	4,851,563	—	4,851,563	4.29%	2.39%
Katherine (Katarzyna) Sikora Nelson(4)	—	—	—	—	—	—	—	—	—	—
Benjamin Thomison(5)	—	—	—	—	—	—	—	—	—	—
Nicholas Williams(6)	—	—	—	—	—	—	—	—	—	—
Boquan He(7)	4,036,500	—	4,036,500	3.73%	2.04%	4,036,500	—	4,036,500	3.57%	1.99%
Chung Shing (Paul) Tsang(8)	—	—	—	—	—	—	—	—	—	—
Talila Millman(9)	—	—	—	—	—	—	—	—	—	—

All directors and executive officers as a group:	46,805,719	22,554,375	69,360,094	64.14%	80.58%	47,055,219	22,554,375	69,609,594	61.53%	78.72%
5% Shareholders:
Moon Aquarius Limited(10)	37,917,656	—	37,917,656	35.06%	19.15%	37,917,656	—	37,917,656	33.52%	18.68%
Decho Investment Limited(11)	—	22,554,375	22,554,375	20.86%	56.95%	—	22,554,375	22,554,375	19.94%	55.54%

____________

*        Except as indicated otherwise below, the business address of our directors and executive officers is Unit 502, Lippo Sun Plaza, 28 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong.

**      Beneficial ownership information disclosed herein represents direct and indirect holdings of entities owned, controlled or otherwise affiliated with the applicable holder as determined in accordance with the rules and regulations of the SEC.

(1)      The business address of Mr. Qiuhua Li is #09 12 Paya Lebar Square, 60 Paya Lebar Road, Singapore 409051. Represents 37,917,656 Class A ordinary shares beneficially owned by Mr. Qiuhua Li through Moon Aquarius Limited, a British Virgin Islands company, an entity wholly owned by Gentle OD Limited, a British Virgin Islands company. Gentle OD Limited is controlled by the Gentle OD Trust, a trust managed by Maples Trustee Services (Cayman) Limited as trustee. Mr. Qiuhua Li is the settlor of the Gentle OD Trust. Under the term of this trust, Mr. Qiuhua Li has the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Gentle OD Limited in the Company.

(2)      Represents 22,554,375 Class B ordinary shares beneficially owned by Mr. Qingfeng Wu through Decho Investment Limited, a British Virgin Islands company, an entity wholly owned by Mister NK Limited, a British Virgin Islands company. Mister NK Limited is controlled by The Xiantaipai Trust, a trust managed by Dedao Trust Limited as trustee. Mr. Qingfeng Wu is the settlor of The Xiantaipai Trust. Under the term of this trust, Mr. Qingfeng Wu has the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Decho Investment Limited in the Company. Ordinary Shares beneficially owned by Mr. Qingfeng Wu after this offering also include 249,500 Class A ordinary shares that Mr. Wu purchased in this offering.

(3)      Represents 4,851,563 Class A ordinary shares beneficially owned by Mr. Qi Shao through Inchoi Investment Limited, a British Virgin Islands company, an entity wholly owned by M.A. Virgo Limited, a British Virgin Islands company wholly owned and controlled by Mr. Qi Shao. The address of Inchoi Investment Limited and M.A. Virgo Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Inchoi Investment Limited is Mr. Qi Shao.

(4)      The business address of Ms. Katherine (Katarzyna) Sikora Nelson is 110 Ida St. Omaha, NE 68110.

(5)      The business address of Mr. Benjamin Thomison is 110 Ida St. Omaha, NE 68110.

(6)      The business address of Mr. Nicholas Williams is Ft 1310, 13/F, Landmark North, 39 Lung Sum Avenue, Shek Wu Hui Sheung Shui, New Territories, Hong Kong.

(7)      Represents 4,036,500 Class A ordinary shares beneficially owned by Mr. Boquan He through Prototal Enterprises Limited, a British Virgin Islands company wholly owned and controlled by Mr. Boquan He. The address of Prototal Enterprises Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Prototal Enterprises Limited is Mr. Boquan He.

(8)      The business address of Mr. Chung Shing (Paul) Tsang is Level 35, Two Pacific Place, 88 Queensway, Admiralty, Hong Kong. On February 12, 2025, we issued 323,438 Class A ordinary shares to Mr. Chung Shing (Paul) Tsang, subject to a three-year vesting schedule, with one-third of the shares vesting on each anniversary of the grant date. For any unvested shares, the voting rights attached to such shares are suspended, and Mr. Chung Shing (Paul) Tsang is prohibited from transferring any unvested shares. Accordingly, as of the date of this prospectus, Mr. Chung Shing (Paul) Tsang does not have voting or investment power over any of the 323,438 Class A ordinary shares and is therefore not considered as a beneficial owner of such shares under Rule 13d-3 of the Exchange Act. If Mr. Chung Shing (Paul) Tsang ceases to be an independent director of the Company before the third anniversary of the grant date, any unvested shares shall be forfeited, and the Company shall have the irrevocable, exclusive option to purchase all of such unvested shares.

(9)      The business address of Ms. Talila Millman is 12 Stoneybrook Circle, Andover, MA 01810.

(10)    Represents 37,917,656 Class A ordinary shares held by Moon Aquarius Limited, a British Virgin Islands company wholly owned by Gentle OD Limited, a British Virgin Islands company and controlled by the Gentle OD Trust, of which Mr. Qiuhua Li is the settlor with the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Gentle OD Limited in the Company. The address of Moon Aquarius Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The address of Gentle OD Limited is Kingson Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(11)    Represents 22,554,375 Class B ordinary shares held by Decho Investment Limited, a British Virgin Islands company wholly owned by Mister NK Limited, a British Virgin Islands company and controlled by The Xiantaipai Trust, of which Mr. Qingfeng Wu is the settlor with the power to direct the trustee with respect to the exercise of any voting and other rights attached to the shares held by Decho Investment Limited in the Company. The address of Decho Investment Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. The address of Mister NK Limited is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our ordinary shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Share Issuance to Related Parties

On May 23, 2022, we issued (i) 25,278,437.5 Class A ordinary shares (retroactively adjusted to reflect the Share Subdivisions) to Moon Aquarius Limited, an entity indirectly controlled by Mr. Qiuhua Li, the chairman of our board of directors, (ii) 3,234,375 Class A ordinary shares (retroactively adjusted to reflect the Share Subdivisions) to Inchoi Investment Limited, an entity indirectly controlled by Mr. Qi Shao, our chief technology officer, and (iii) 2,691,000 Class A ordinary shares (retroactively adjusted to reflect the Share Subdivisions) to Prototal Enterprises Limited, an entity controlled by Mr. Boquan He, our independent director.

On May 23, 2022, we issued 15,036,250 Class B ordinary shares (retroactively adjusted to reflect the Share Subdivisions) to Decho Investment Limited, an entity indirectly controlled by Mr. Qingfeng Wu, our chief executive officer.

On February 4, 2025, as part of the Share Issuance, we issued (i) 12,639,218.75 Class A ordinary shares (retroactively adjusted to reflect the July 2025 Share Subdivision) to Moon Aquarius Limited, an entity indirectly controlled by Mr. Qiuhua Li, the chairman of our board of directors, (ii) 1,617,187.5 Class A ordinary shares (retroactively adjusted to reflect the July 2025 Share Subdivision) to Inchoi Investment Limited, an entity indirectly controlled by Mr. Qi Shao, our chief technology officer, (iii) 1,345,500 Class A ordinary shares (retroactively adjusted to reflect the July 2025 Share Subdivision) to Prototal Enterprises Limited, an entity controlled by Mr. Boquan He, our independent director, and (iv) 7,518,125 Class B ordinary shares (retroactively adjusted to reflect the July 2025 Share Subdivision) to Decho Investment Limited, an entity indirectly controlled by Mr. Qingfeng Wu, our chief executive officer.

On February 12, 2025, our board of directors passed unanimous written resolutions to approve, among other things, the issuance of 323,438 Class A ordinary shares (retroactively adjusted to reflect the July 2025 Share Subdivision) to Chung Shing (Paul) Tsang, our independent director. The 323,438 Class A ordinary shares issued to Chung Shing (Paul) Tsang are subject to a three-year vesting schedule, with one-third of the shares vesting on each anniversary of the grant date. For any unvested shares, the voting rights attached to such shares are suspended, and Mr. Chung Shing (Paul) Tsang is prohibited from transferring any unvested shares. Accordingly, as of the date of this prospectus, Mr. Chung Shing (Paul) Tsang does not have voting or investment power over any of the 323,438 Class A ordinary shares and is therefore not considered as a beneficial owner of such shares under Rule 13d-3 of the Exchange Act. If Mr. Chung Shing (Paul) Tsang ceases to be an independent director of the Company before the third anniversary of the grant date, any unvested shares shall be forfeited, and the Company shall have the irrevocable, exclusive option to purchase all of such unvested shares.

See “Description of Share Capital — History of Securities Issuances.”

Mr. Qingfeng Wu, our chief executive officer and director, purchased 249,500 Class A ordinary shares in this offering at the initial public offering price. The shares purchased by Mr. Qingfeng Wu are control securities and also subject to the 180-day lock-up period. See “Shares Eligible for Future Sale — Lock-up Agreements.”

Other Related Party Transactions

Related Parties

Name of related parties	Relationship with the Company
Qingfeng Wu (“Mr. Wu”)	Chief Executive Officer, Director, founder and Principal Shareholder
Qiuhua Li (“Mr. Li”)	Chairman of the Board of Directors, director, founder and principal shareholder
Coinpal Limited	a company formed in the BVI and wholly controlled by Mr. Li
Shanghai Chuangye Information Tech Co., Ltd. (“SCITC”)	Company controlled by Mr. Li
Shenzhen Bgin Tech Co., Ltd. (“Shenzhen Bgin”)	Company jointly controlled by Mr. Li and Mr. Shao

Name of related parties	Relationship with the Company
Zhongshan Bgin Tech Co., Ltd (“Zhongshan Bgin”)	Wholly owned subsidiary of Shenzhen Bgin
Igvault HK limited (“IGV HK”)	Company controlled by Mr. Li’s spouse
Shanghai HuiShi Information Technology Co., Ltd.	Company controlled by Mr. Li
Glocash Co., Limited	Company controlled by Mr. Li
Qi Shao (“Mr. Shao”)	Chief Technology Officer
Icing Trading Limited	Company controlled by Qingfeng Wu

Business transactions with CoinPal

Since November 2022, Mr. Qiuhua Li has served as the chief executive officer of Coinpal Limited, a company formed in the BVI, which, through its subsidiaries, operates CoinPal. On April 10, 2025, Mr. Li acquired 100% of the issued and outstanding share capital of Coinpal Limited. CoinPal is the designated payment platform for customers who purchase our ICERIVER mining machines and choose to submit payments using crypto assets. For each payment, we are charged processing fees of 0.8% of the total payment amount by CoinPal, and the remaining payment will be remitted to us by CoinPal in USDT based on the conversion rate at the time of purchase. For the fiscal years ended December 31, 2023 and 2024, USDT coins valued at US$199.8 million and US$188.7 million, respectively, were remitted to us by CoinPal.

By using CoinPal’s services, we agree to the terms set forth in CoinPal’s standard user agreement, which outlines CoinPal’s policies on account registration, scope of services, service fees, and other matters.

Agreements with Affiliated Entities Controlled by Our Directors and Officers

Shenzhen Bgin is a company formed in the PRC on January 9, 2018 and controlled by Mr. Qingfeng Wu, our chief executive officer, who holds 70% of the equity interests in Shenzhen Bgin, and Mr. Qiuhua Li, our chairman of the board of directors, who holds 30% of the equity interests in Shenzhen Bgin. Shenzhen Bgin holds 100% of the equity interests in Zhongshan Bgin, a company formed in the PRC on March 31, 2015.

Services Agreement with Shenzhen Bgin (Expired)

On December 31, 2024, Bgin SG and Shenzhen Bgin entered into a services agreement (the “December 2024 Services Agreement”), pursuant to which Shenzhen Bgin agreed to provide services to Bgin SG for the period from January 1, 2025 to June 30, 2025, including without limitation providing project requirement development services and maintenance services. Bgin SG agreed to pay Shenzhen Bgin monthly services fees of US$70,000. Bgin SG did not renew the December 2024 Services Agreement and does not intend to enter into similar agreement with Shenzhen Bgin in the future. On March 3, 2025, each of Bgin SG and Bgin Singapore entered into a services agreement with ATKE, pursuant to which ATKE agreed to provide production operation and maintenance advisory services and on-site counseling to Bgin Singapore in consideration for US$100,000 per month until August 31, 2025, and provide labor dispatch and remote support services to Bgin SG in consideration for US$190,000 per month until August 31, 2025, respectively. Bgin Singapore’s services agreement with ATKE was renewed with the exact same terms on September 1, 2025, with a service period ending on February 28, 2026.

Bgin HK and Shenzhen Bgin previously maintained service agreements. Bgin HK and Shenzhen Bgin entered into a service agreement on March 1, 2019 to provide Bgin HK with research and development services, administrative support, mining farm operation and maintenance services. This agreement was renewed on January 1, 2020 and then again on January 1, 2021. Bgin HK and Shenzhen Bgin entered into a revised agreement on March 31, 2022 which was substantially similar to the previous agreements except that it no longer included mining farm operation and maintenance services. This revised agreement was renewed three times on January 21, 2023, December 1, 2023, and June 28, 2024.

Technology Services Agreement with Zhongshan Bgin (Terminated)

On December 9, 2021, Bgin HK and Zhongshan Bgin entered into the 2021 Technology Services Agreement pursuant to which Zhongshan Bgin agreed to provide certain technology services to Bgin HK in consideration for RMB60,000, for the period from December 9, 2021 to December 8, 2022. On March 31, 2022, Bgin HK and Zhongshan Bgin entered into a termination agreement in which the parties agreed to the termination of the 2021 Technology Services Agreement on March 31, 2022.

The 2021 Technology Services Agreement was a renewed agreement with terms substantially similar to two technology services agreements previously entered into by and between Bgin HK and Zhongshan Bgin on January 1, 2020, and September 10, 2021, respectively. On March 8, 2022, Bgin HK and Zhongshan Bgin also entered into another technology services agreement with terms substantially similar to the 2021 Technology Services Agreement, for the period from March 8, 2022 to May 7, 2022.

Agency Agreement with Shenzhen Bgin (Expired)

On March 1, 2019, Bgin HK and Shenzhen Bgin entered into the Agency Agreement, pursuant to which Shenzhen Bgin, on behalf of Bgin HK, purchased components for the manufacturing of mining machines from third-party suppliers in the PRC, and contracted with a third-party manufacturer to manufacture and assemble mining machines. Under the Agency Agreement, Bgin HK owned title to the component materials purchased and the mining machines manufactured and assembled by the third party manufacturer that had contracted with Shenzhen Bgin. Bgin HK reimbursed Shenzhen Bgin for the actual costs incurred under this Agency Agreement. The term of the Agency Agreement was for a period of three years. After the expiration of the Agency Agreement on February 28, 2022, Bgin HK has not entered into any renewal agreement with Shenzhen Bgin and does not intend to enter into any agreement with similar terms with Shenzhen Bgin. We intend to purchase components materials through our subsidiaries in the future.

The abovementioned agreements with Shenzhen Bgin and Zhongshan Bgin were entered into and performed on an arm’s length basis.

Use of office space

We are authorized by Shanghai HuiShi Information Technology Co., Ltd., a related party controlled by Mr. Li, to occupy a space for office use, with an aggregate floor area of approximately 215 square feet, located in Shanghai, the PRC, free of charge and until January 31, 2027.

Related party transactions

During the fiscal years ended December 31, 2024, 2023, and 2022, we paid US$nil, US$nil, and US$8,917, respectively, to Zhongshan Bgin for the technical support and maintenance services rendered by Shenzhen Bgin.

During the fiscal years ended December 31, 2024, 2023, and 2022, we paid management services fees in the amount of US$660,000, US$711,846, and US$787,158, respectively, to Shenzhen Bgin.

During the fiscal years ended December 31, 2024, 2023, and 2022, we paid US$97,157, US$70,668, and US$42,813, respectively, to SCITC for the technical services rendered by IGV HK.

During the fiscal years ended December 31, 2024, 2023, and 2022, US$nil, US$nil, and US$74,305 of balance due from Mr. Wu, respectively, was offset against the Company’s related party balance due to Shenzhen Bgin, based on a third-party debt transfer agreement entered into among the Company, Mr. Wu and Shenzhen Bgin.

During the year ended December 31, 2023, the Company received a short-term loan of US$2 million, paid in USDT coins, from each of Mr. Wu and Mr. Li, which were used for the Company’s working capital purposes. Both loans had a term of three months and bore an annual interest rate of 3.65%. Both loans were fully repaid by the Company to Mr. Wu and Mr. Li before December 31, 2023 in USDT coins. The Company does not expect similar transactions to occur for the foreseeable future.

For the fiscal year ended December 31, 2024, the Company paid technical services fees under the June 2024 Services Agreement to Shenzhen Bgin in the amount of US$660,000, and in the amount of US$97,157 to IGV HK for the management consulting services rendered by IGV HK.

From January 1, 2025 to the date of this prospectus, we paid in the amount of US$280,000 for the technical services rendered by Shenzhen Bgin, and in the amount of US$92,204 for the management consulting services rendered by IGV HK.

Due from related party balance

Prior to April 2022, we received advances from Mr. Wu from time to time for our working capital needs, and we used proceeds from our sales of cryptocurrencies to repay Mr. Wu by depositing proceeds from sales of cryptocurrencies directly to Mr. Wu’s account, which sometimes led to a positive related party balance due from Mr. Wu when the proceeds collected by Mr. Wu exceeded our loan advances payable to him. As of December 31, 2024, 2023 and 2022, due from Mr. Qingfeng Wu was US$68,238, US$nil and US$26,098, respectively.

As of December 31, 2024, 2023 and 2022

Our due from related party balances as of December 31, 2024, 2023 and 2022 were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
	US$	US$	US$
Qingfeng Wu	68,238	—	26,098
Zhongshan Bgin Tech Co., Ltd	—	—	2,206
Qiuhua Li	33,098	—	—
Glocash Co., Limited	—	—	4,878
Qi Shao	—	—	4,147
Icing Trading Limited	—	32,006	—
Total	101,336	32,006	37,329

The due from related party balances as of December 31, 2024, 2023 and 2022 were unsecured, interest-free and due on demand. The due from related party balance as of December 31, 2024 had been repaid by May 2025.

Due to related party balance

As of December 31, 2024, 2023 and 2022

Our due to related party balances as of December 31, 2024, 2023 and 2022 were as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
		US$	US$
Qiuhua Li	—	343,837	335,155
Shenzhen Bgin Tech Co., Ltd.	—	120,000	107,809
Igvault HK Limited	—	—	57,561
Qingfeng Wu	—	21,750	—
Icing Trading Limited	10,363	—	—
Total	10,363	485,587	500,525

The due to related party balances as of December 31, 2024, 2023 and 2022 are unsecured, interest-free and due on demand.

During the year ended December 31, 2023, the Company received a short-term loan of US$2 million, paid in USDT coins, from each of Mr. Wu and Mr. Li, which were used for the Company’s working capital purposes. Both loans had a term of three months and bearing an annual interest rate of 3.65%. Both loans were fully repaid by the Company to Mr. Wu and Mr. Li before December 31, 2023 in USDT coins. The Company does not expect similar transactions to occur for the foreseeable future. The amount due to Icing Trading Limited represents service fees payable to Icing Trading Limited. It was interest free and had been fully repaid as of June 30, 2025.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our amended and restated memorandum and articles, as amended and restated from time to time, and the Companies Act (Revised) of the Cayman Islands (“Companies Act”), and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital is US$75,000 divided into 852,581,250 Class A ordinary shares of a nominal or par value of US$0.0000695652173913043 each and 225,543,750 Class B ordinary shares of a nominal or par value of US$0.0000695652173913043 each.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act.

The following description of our share capital and provisions of our amended and restated memorandum and articles are summaries and are qualified by reference to the amended and restated memorandum and articles of association. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Under our amended and restated memorandum and articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares.

Ordinary Shares

General

Our authorized share capital is US$75,000 divided into 852,581,250 Class A ordinary shares of a nominal or par value of US$0.0000695652173913043 each and 225,543,750 Class B ordinary shares of a nominal or par value of US$0.0000695652173913043 each. All of our issued and outstanding ordinary shares are fully paid up and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Unless the directors determine otherwise, each holder of our ordinary share will not receive a certificate in respect of such ordinary share. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

Dividends

Subject to the provisions of the Companies Act and any rights and restrictions attaching to any class or classes or series of shares under and in accordance with the amended and restated memorandum and articles:

(a)     the directors may, from time to time and in accordance with our amended and restated memorandum and articles, declare dividends or distributions on the shares issued and authorize payment of the dividends out of our funds which are lawfully available for that purpose; and

(b)    our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. The “share premium account,” represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided for by the rights attached to a share, no dividend or other monies payable by us in respect of a share shall bear interest.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not an affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

Voting Rights

A shareholder may participate in a general meeting in person, by proxy or by telephone or other electronic means. At any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a simple majority of the shareholders who, being entitled to do so, attend and vote at a general meeting of the company; and (ii) a resolution is deemed to be a special resolution where it has been approved by either (i) at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders who attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

Transfer of Ordinary Shares

Subject to the restrictions contained in our amended and restated memorandum and articles and provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq, as applicable, any of our shareholders may transfer all or any of his, her or its ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or any other form approved by our board of directors, executed:

(a)     where the ordinary shares are fully paid up, by or on behalf of that shareholder; and

(b)    where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an ordinary share until the name of the transferee is entered into our register of members.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

(a)     the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of ordinary shares;

(c)     the instrument of transfer is properly stamped, if required;

(d)    the ordinary share transferred is fully paid up and free of any lien in favor of us;

(e)     any fee related to the transfer has been paid; and

(f)     in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred is not more than four.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the ordinary shares purchased by investors in the public offering. Once the ordinary shares have been listed, the legal title to such ordinary shares and the registration details of those ordinary shares in the Company’s register of members will remain with, the Company’s transfer agent for its ordinary shares. All market transactions with respect to those ordinary shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the transfer agent.

The registration of transfers may, after compliance with any notice required of Nasdaq, be suspended and the register closed at such times and for such periods as our directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Winding Up; Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Subject to the terms of allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares, including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture. No shareholder shall be entitled to vote at any general meeting unless all calls or other sums payable by such shareholder have been paid. Our board of directors may deduct from a dividend or any other amount payable to a person in respect of an ordinary share any amount due by that person to the Company on a call or otherwise in relation to an ordinary share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 10% per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)     either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)    whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption and Purchase of Ordinary Shares

Subject to the provisions of the Companies Act and other applicable law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)     issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)    with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)     purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding and (c) unless the manner of purchase (if not so authorized under the articles of association) has first been authorized by a resolution of our shareholders.

In addition, under the Companies Act, our Company may accept the surrender of any fully paid up share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without (a) the shareholders holding two thirds of the issued shares in that class consenting in writing to the variation; or (b) the variation being made with the sanction of a special resolution passed at a separate general meeting of the shareholders holding the issued shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our amended and restated memorandum and articles authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

The board of directors is empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least 10% of the rights to vote at such general meeting in accordance with the notice provisions in the amended and restated memorandum and articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not call such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 5 clear days’ notice of an extraordinary general meeting and 5 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the amended and restated memorandum and articles.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•        increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•        consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•        sub-divide our existing shares, or any of them into shares of a smaller amount; or

•        cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•        an exempted company is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue no par value shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the Nasdaq Rules in lieu of following home country practice after the closing of this offering. The Nasdaq Rules require that every company listed on the Nasdaq hold an annual general meeting of shareholders.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our members, and, a statement of the shares held by each member, which:

•        distinguishes each share by its number (so long as the share has a number);

•        confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

•        confirms the number and category of shares held by each member; and

•        confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified. The Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires, among other things, a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the members of each such constituent company and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other things, a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a special resolution of the shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to a merger or consolidation provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of appraisal rights will preclude the exercise by any dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a takeover offer is made and accepted by holders of 90% of the shares the subject of the offer within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer, unless an application is made by the dissenting shareholder to the Court for an order otherwise within one month from the date on which the notice was given. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so accepted unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by scheme of arrangement is thus approved and sanctioned, or if a takeover offer is made and accepted in accordance with the foregoing statutory procedures, the dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grant Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a take-over offer is made and accepted by holders of not less than 90% of the shares affected within four months, the offer may, within a two-month period commencing on the expiration of such four months period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period commencing on the expiration of such four months period, give notice to require the dissenting shareholders to transfer such shares on the terms of the offer, unless an application is made to the Grand Court of the Cayman Islands by the dissenting shareholder within one month from the date on which the notice was given.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means than these statutory provisions, such as by way of a share capital exchange, asset acquisition or control of an operating business through contractual arrangements.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and applied by a court in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles which laid out certain exceptions to the foregoing principle, including when:

•        a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles permit indemnification of each existing or former director (including alternate director), secretary and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

•        all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

•        without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of their own actual fraud, willful default or willful neglect.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our amended and restated memorandum and articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties — (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty.

The common law duties owed by a director are those to act with skill, and care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. Under statute, our directors are subject to a number of statutory obligations, which provisions prescribe penalties for breach. The most serious of these involves dishonesty or the authorizing of illegal payments and carry both criminal and civil penalties. By way of example, material statutory provisions attracting penalties include where (1) the director willfully authorizes or permits any distribution or dividend in contravention of the Companies Act; (ii) where the director knowingly or willfully authorizes or permits any payment out of capital by a company for a redemption or purchase of its own shares when the company is insolvent; (iii) where there has been a failure to maintain the books of account, minutes of meetings, or the company’s statutory registers of members, beneficial ownership, mortgages and charges, or directors (which includes alternate directors); (iv) where there has been a failure to provide information or access to documents to specified persons as required by the Companies Act; and (v) where the director makes or authorizes a false annual return to the Registrar of Companies. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated memorandum and articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated memorandum and articles allow our shareholders holding shares representing in aggregate at least 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our amended and restated memorandum and articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Subject to the provisions of our amended and restated memorandum and articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders. In addition, under our amended and restated memorandum and articles, no director or his affiliates shall be prevented from transacting with the Company or held liable for any profit realized under any such transaction if such director discloses the nature of his interest.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands and our amended and restated memorandum and articles, our Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles may only be amended by special resolution passed by a majority of not less than two-thirds of the shareholder who (being entitled to do so) vote in person or by proxy at a general meeting or the unanimous written resolution of all shareholders.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation and regulations aimed at the prevention of money laundering and counter terrorist financing, we may be required to adopt and maintain anti-money laundering and counter terrorist financing policies and procedures, and may require subscribers to provide evidence to satisfactorily identify and verify their identity and source of funds. Such customer due diligence can be simplified or enhanced depending on the risk rating given to the subscriber. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering and counter terrorist financing policies and procedures (including the acquisition of due diligence information) to a suitable third persons based in Cayman Islands approved equivalent jurisdictions.

We reserve the right to request such information as is necessary to identify and verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information and/or documentation required for identification or verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering, counter terrorist financing or other applicable laws, regulations or guidance by any person in any equivalent jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering or (ii) a police officer of the rank of constable or higher or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

Data Protection in the Cayman Islands — Privacy Notice

We have certain duties under the Data Protection Act (Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

This privacy notice explains the manner in which we collect, process, and maintain personal data about investors of the Company pursuant to the DPA and any regulations, codes of practice, or orders promulgated pursuant thereto.

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal data for their own lawful purposes in connection with services provided to us. For the purposes of this privacy notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

By virtue of your investment in the Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified. We may combine personal data that you provide to use with personal data that we collect from, or about you. This may include personal data collected in an online or offline context including from credit reference agencies and other available public databases or data sources, such as news outlines, websites and other media sources and international sanctions lists.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should transmit this document to those individuals for their awareness and consideration.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected(e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you do not wish to provide us with requested personal data or subsequently withdraw your consent, you may not be able to invest in the Company or remain invested in the Company as it will affect the Company’ ability to manage your investment.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by email at info@ombudsman.ky or by accessing their website at ombudsman.ky.

Legislation of the Cayman Islands

Economic Substance Act

The International Tax Co-operation (Economic Substance) Act (Revised) (the “Economic Substance Act”) came into force in the Cayman Islands in January 2019, introducing certain economic substance and related reporting requirements for in-scope Cayman Islands entities which are engaged in certain geographically mobile business activities (“relevant activities”). As the Company is a Cayman Islands exempted company, its compliance obligations under the Economic Substance Act include filing annual notifications (and, if required, returns) with the Cayman Islands Tax Information Authority, in which the Company needs to report, among other things, whether or not it has carried out any relevant activities and, if so, whether or not it has satisfied the applicable economic substance test (as set out under the Economic Substance Act) in relation to such relevant activities (“ES Test”). It is anticipated that the Company will not be engaging in any relevant activities and will therefore not be required to meet the ES Test; or will otherwise only be engaged in a relevant activity in its capacity as a pure equity holding company such that it will be subject to a reduced ES Test under and in accordance with the Economic Substance Act. However, the Economic Substance Act has been subject to certain amendments since its commencement and, as it reflects a relatively new regime, it is anticipated that the Economic Substance Act may continue to evolve over time and may be subject to further amendments. Failure to satisfy applicable requirements as set out in the Economic Substance Act may subject the Company to enforcement action (including administrative penalties) under the Economic Substance Act.

Rights of Non-Resident or Foreign Shareholders

Our amended and restated memorandum and articles do not limit the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid. In addition, our amended and restated memorandum and articles do not stipulate the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances and re-designations during the past three years:

Ordinary Shares

On May 23, 2022, we issued (i) 210,000 Class A ordinary shares to Amarillo Starlight Limited, (ii) 95,500 Class A ordinary shares to Arete River (BVI) Ltd, (iii) 246,000 Class A ordinary shares to Brahma Eye Limited, (iv) 115,000 Class A ordinary shares to Caerus Meta Limited, (v) 76,500 Class A ordinary shares to Centenary Hope Limited, (vi) 85,000 Class A ordinary shares to E.C Sagittarius Limited, (vii) 145,600 Class A ordinary shares to Extreme Beauty Corporate Consulting Limited, (viii) 225,000 Class A ordinary shares to Inchoi Investment Limited, (ix) 101,500 Class A ordinary shares to Jeff Peng (BVI) Ltd, (x) 247,000 Class A ordinary shares to MetaStarry Investment Limited, (xi) 175,000 Class A ordinary shares to Moon Apollo Limited, (xii) 1,758,500 Class A ordinary shares to Moon Aquarius Limited, (xiii) 203,000 Class A ordinary shares to Plutus Meta Limited, (xiv) 187,200 Class A ordinary shares to Prototal Enterprises Limited, and (xv) 83,200 Class A ordinary shares to Silverfountain Company Limited.

On May 23, 2022, we issued 1,046,000 Class B ordinary shares to Decho Investment Limited.

On February 4, 2025, we effected the February 2025 Share Subdivision. As a result of the February 2025 Share Subdivision, each ordinary share held by our shareholders was subdivided into ten ordinary shares of the same class. Immediately following the February 2025 Share Subdivision, (i) Amarillo Starlight Limited held 2,100,000 Class A ordinary shares, (ii) Arete River (BVI) Ltd held 955,000 Class A ordinary shares, (iii) Brahma Eye Limited held 2,460,000 Class A ordinary shares, (iv) Caerus Meta Limited held 1,150,000 Class A ordinary shares, (v) Centenary

Hope Limited held 765,000 Class A ordinary shares, (vi) E.C Sagittarius Limited held 850,000 Class A ordinary shares, (vii) Extreme Beauty Corporate Consulting Limited held 1,456,000 Class A ordinary shares, (viii) Inchoi Investment Limited held 2,250,000 Class A ordinary shares, (ix) Jeff Peng (BVI) Ltd held 1,015,000 Class A ordinary shares, (x) MetaStarry Investment Limited held 2,470,000 Class A ordinary shares, (xi) Moon Apollo Limited held 1,750,000 Class A ordinary shares, (xii) Moon Aquarius Limited held 17,585,000 Class A ordinary shares, (xiii) Plutus Meta Limited held 2,030,000 Class A ordinary shares, (xiv) Prototal Enterprises Limited held 1,872,000 Class A ordinary shares, (xv) Silverfountain Company Limited held 832,000 Class A ordinary shares, and (xvi) Decho Investment Limited held 10,460,000 Class B ordinary shares.

Following the February 2025 Share Subdivision and in connection with the Share Issuance, on February 4, 2025, we issued (i) 1,050,000 Class A ordinary shares to Amarillo Starlight Limited, (ii) 477,500 Class A ordinary shares to Arete River (BVI) Ltd, (iii) 1,230,000 Class A ordinary shares to Brahma Eye Limited, (iv) 575,000 Class A ordinary shares to Caerus Meta Limited, (v) 382,500 Class A ordinary shares to Centenary Hope Limited, (vi) 425,000 Class A ordinary shares to E.C Sagittarius Limited, (vii) 728,000 Class A ordinary shares to Extreme Beauty Corporate Consulting Limited, (viii) 1,125,000 Class A ordinary shares to Inchoi Investment Limited, (ix) 507,500 Class A ordinary shares to Jeff Peng (BVI) Ltd, (x) 1,235,000 Class A ordinary shares to MetaStarry Investment Limited, (xi) 875,000 Class A ordinary shares to Moon Apollo Limited, (xii) 8,792,500 Class A ordinary shares to Moon Aquarius Limited, (xiii) 1,015,000 Class A ordinary shares to Plutus Meta Limited, (xiv) 936,000 Class A ordinary shares to Prototal Enterprises Limited, (xv) 416,000 Class A ordinary shares to Silverfountain Company Limited, and (xvi) 5,230,000 Class B ordinary shares to Decho Investment Limited.

On February 12, 2025, our board of directors passed unanimous written resolutions to approve, among other things, the issuance of 225,000 Class A ordinary shares to Chung Shing (Paul) Tsang. The 225,000 Class A ordinary shares issued to Chung Shing (Paul) Tsang are subject to a three-year vesting schedule, with one-third of the shares vesting on each anniversary of the grant date. For any unvested shares, the voting rights attached to such shares are suspended, and Mr. Chung Shing (Paul) Tsang is prohibited from transferring any unvested shares. Accordingly, as of the date of this prospectus, Mr. Chung Shing (Paul) Tsang does not have voting or investment power over any of the 225,000 Class A ordinary shares and is therefore not considered as a beneficial owner of such shares under Rule 13d-3 of the Exchange Act. If Mr. Chung Shing (Paul) Tsang ceases to be an independent director of the Company before the third anniversary of the grant date, any unvested shares shall be forfeited, and the Company shall have the irrevocable, exclusive option to purchase all of such unvested shares.

On July 16, 2025, we effected the July 2025 Share Subdivision. As a result of the July 2025 Share Subdivision, each ordinary share held by our shareholders was subdivided into 1.4375 ordinary shares of the same class. Immediately following the July 2025 Share Subdivision, (i) Amarillo Starlight Limited held 4,528,125 Class A ordinary shares, (ii) Arete River (BVI) Ltd held 2,059,219 Class A ordinary shares, (iii) Brahma Eye Limited held 5,304,375 Class A ordinary shares, (iv) Caerus Meta Limited held 2,479,688 Class A ordinary shares, (v) Centenary Hope Limited held 1,649,531 Class A ordinary shares, (vi) E.C Sagittarius Limited held 1,832,813 Class A ordinary shares, (vii) Extreme Beauty Corporate Consulting Limited held 3,139,500 Class A ordinary shares, (viii) Inchoi Investment Limited held 4,851,563 Class A ordinary shares, (ix) Jeff Peng (BVI) Ltd held 2,188,594 Class A ordinary shares, (x) MetaStarry Investment Limited held 5,325,938 Class A ordinary shares, (xi) Moon Apollo Limited held 3,773,438 Class A ordinary shares, (xii) Moon Aquarius Limited held 37,917,656 Class A ordinary shares, (xiii) Plutus Meta Limited held 4,377,188 Class A ordinary shares, (xiv) Prototal Enterprises Limited held 4,036,500 Class A ordinary shares, (xv) Silverfountain Company Limited held 1,794,000 Class A ordinary shares, and (xvi) Decho Investment Limited held 22,554,375 Class B ordinary shares.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A ordinary shares. Our Class A ordinary shares are on the Nasdaq Stock Market. Upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option, we will have outstanding Class A ordinary shares held by public shareholders, representing approximately 4.20% of our ordinary shares in issue. Except for shares purchased by Mr. Qingfeng Wu, our chief executive officer and director, the other Class A ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A ordinary shares in the public market could materially adversely affect prevailing market prices of our Class A ordinary shares.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, that we, on behalf of ourselves and any successor entity, without the prior written consent of the Representative, will not, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit or senior credit facility with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of the Company, whether any such transaction described in clause (i), (ii), (iii), or (iv) above is to be settled by delivery of shares of the Company or such other securities, in cash or otherwise.

Each of our directors and executive officers and 1% or greater shareholders have entered into a lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our securities, pursuant to which such persons and entities will agree, for the lock-up period, that they will neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the underwriters’ prior written consent.

We cannot predict what effect, if any, future sales of our Class A ordinary shares, or the availability of Class A ordinary shares for future sale, will have on the trading price of our Class A ordinary shares from time to time. Sales of substantial amounts of our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A ordinary shares.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1% of the number of Class A ordinary shares then outstanding, which will equal approximately 905,816 Class A ordinary shares immediately after this offering (or 913,316 Class A ordinary shares if the underwriters exercise their option to purchase additional Class A ordinary shares in full); or

•        the average weekly trading volume of the Class A ordinary shares on the Nasdaq Stock Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased Class A ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material Cayman Islands, Hong Kong, and United States federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under state, local, and other tax laws or under tax laws of jurisdictions other than the Cayman Islands, Hong Kong, the United States, and Singapore. To the extent that the discussion relates to matters of Cayman Island tax law, it represents the opinion of Ogier, our Cayman Islands legal counsel; to the extent it relates to Hong Kong tax law, it is the opinion of TWSL Partners, our Hong Kong legal counsel; to the extent it relates to Singapore tax law, it is the opinion of Dentons Rodyk & Davidson LLP, our Singapore legal counsel; to the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Hunter Taubman Fischer & Li LLC, our U.S. legal counsel.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax, gift tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfer of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of ordinary shares. An instrument of transfer in respect of an ordinary share is stampable if executed in or brought into the Cayman Islands.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in a form substantially similar to the following:

The Tax Concessions Act Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (Revised), the following undertaking is given to the Company:

1.      That no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.      In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1    on or in respect of the shares, debentures or other obligations of the Company; or

2.2    by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (Revised).

These concessions shall be for a period of 20 years from 28 March 2022.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A ordinary shares by a U.S. Holder (as defined below) that acquires our Class A ordinary shares in this offering and holds our Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a market-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities (including private foundations);

•        holders who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        investors that will hold our Class A ordinary shares as part of a straddle, hedging, conversion or other integrated transaction for U.S. federal income tax purposes;

•        persons holding their Class A ordinary shares in connection with a trade or business outside the United States;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A ordinary shares);

•        investors required to accelerate the recognition of any item of gross income with respect to their Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

•        investors that have a functional currency other than the U.S. dollar;

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our Class A ordinary shares.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations, current and projected income and assets, and the composition of our income and assets (taking into account the current and expected income generated from our investment products purchased from banks), we do not expect to be treated as a PFIC for the current taxable year or the foreseeable future under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A ordinary shares cannot be treated as capital, even if you hold the Class A ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of such taxable year over your adjusted basis in such Class A ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, are treated as ordinary income. Any loss realized on the actual sale or disposition of the Class A ordinary shares would be treated, first, as an ordinary loss (to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares), and thereafter as a capital loss. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A ordinary shares are regularly traded on Nasdaq and if you are a holder of Class A ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A ordinary shares, including regarding distributions received on the Class A ordinary shares and any gain realized on the disposition of the Class A ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A ordinary shares, then such Class A ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A ordinary shares when inherited from a decedent that was previously a holder of our Class A ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A ordinary shares, or a mark-to-market election and ownership of those Class A ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A ordinary shares and the elections discussed above.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC rules discussed above, the gross amount of distributions made by us to you with respect to the Class A ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A ordinary shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A ordinary shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A ordinary shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A ordinary shares.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Class A ordinary shares, and does not take into account the specific circumstances of any particular investors, businesses or multinational enterprises in Hong Kong, some of whom may be subject to special rules or exceptions. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Class A ordinary shares. Under the current laws of Hong Kong:

•        Generally, no profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A ordinary shares.

•        Revenue gains from the sale of Class A ordinary shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at a maximum rate of 16.5% on corporations and 15% on unincorporated businesses.

•        Generally, gains arising from the sale of Class A ordinary shares, where the purchases and sales of Class A ordinary shares are effected outside of Hong Kong such as, for example, on Nasdaq, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A ordinary shares would generally not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A ordinary shares.

Singapore Taxation

Corporate Income Tax

Under the Income Tax Act 1947 (“ITA”), income tax is chargeable on (a) income that is accruing in or derived from Singapore (i.e., Singapore-sourced income), or (b) foreign-sourced income that is received or deemed received in Singapore from outside Singapore, unless any exemption applies.

Under Section 10(25) of the ITA, foreign-sourced income is deemed to be received in Singapore in the following circumstances, whether or not the source from which the income is derived has ceased:

(a)     remitted to, transmitted or brought into Singapore;

(b)    applied in or towards the satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or

(c)     applied to purchase any movable property brought into Singapore.

Foreign-sourced income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident corporate taxpayer are exempted from Singapore income tax provided that the following qualifying conditions are met:

(a)     such income is subject to corporate income tax under the law of the territory from which such income is received;

(b)    at the time such income is received in Singapore by the person resident in Singapore, the highest corporate income tax rate of the foreign jurisdiction from which the income is received is at least 15.0% at the time the foreign income is received in Singapore; and

(c)     the Comptroller of Income Tax (the “Comptroller”) is satisfied that the tax exemption would be beneficial to Singapore tax resident company.

Tax exemptions may be available to Singapore-resident companies on certain types of foreign-sourced income received in Singapore. This includes dividends, branch profits and service income, provided that the qualifying conditions are met. Under the one-tier corporate tax system for dividends, dividends paid by Singapore-resident companies are tax-exempt in the hands of the shareholder, irrespective of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Generally, Singapore does not have a capital gains tax regime. However, with effect from January 1, 2024, gains from the disposal of foreign assets (as defined by legislation) may be subject to tax under certain circumstances.

A company is regarded as tax resident in Singapore for a particular year of assessment if the control and management of the company’s business is exercised in Singapore in the precedent calendar year. The place of incorporation of a c company is not necessarily indicative of the tax residence of the company. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Where the control and management of a company is performed is a question of fact. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore. A company may obtain a certificate of residence (“COR”) from IRAS certifying that it is a tax resident of Singapore.

A board of directors meeting which involves the use of virtual meeting technology will generally be regarded as having strategic decisions made in Singapore if either at least 50% of the directors (with the authority to make strategic decisions) are physically in Singapore during the meetings; or the chairman of the board of directors (if the company has such an appointment) is physically in Singapore during the meeting.

Examples of scenarios where the control and management of a company may be considered not exercised in Singapore include where (a) there is no board of directors meeting held in Singapore. Instead, the directors’ resolutions are merely passed by circulation; (b) the local director is a nominee director while the rest of the directors are based outside Singapore; and (c) no strategic decisions are made by the local director in Singapore.

In the case of foreign-owned investment holding companies deriving purely passive sources of income or receiving only foreign-sourced income, IRAS will only issue a COR if certain additional conditions are satisfied, in addition to the company being controlled and managed in Singapore.

The prevailing corporate tax rate in Singapore is 17.0%.

With effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000 previously) of the normal chargeable income — 75.0% of the first S$10,000 and 50.0% of the next S$190,000. The remaining chargeable income that exceeds S$200,000 will be fully taxable at the prevailing corporate tax rate.

For the year of assessment 2024, a corporate income tax rebate (“CIT Rebate”) of 50% of the corporate tax payable will be granted to all taxpaying companies, capped at S$40,000, whether tax resident or not. Companies that have employed at least one local employee in 2023 will receive $2,000 in cash payout.

Withholding Tax

Under Sections 45 and 45A of the ITA, certain payments of Singapore-sourced income to a non-resident person are subject to withholding tax. Dividends paid by Singapore-resident companies to resident or non-resident shareholders are not subject to Singapore withholding tax.

Goods and Services Tax

Under the Goods and Services Tax Act 1993 (“GSTA”), goods and services tax (“GST”) is charged on any supply of goods or services made in Singapore where it is a taxable supply made by a taxable person in the course or furtherance of any business carried on by the taxable person, as well as certain imported supplies procured by a taxable person that is not entitled to full input tax credit or that belongs to a GST group that is not entitled to full input tax credit. The prevailing GST rate with effect from January 1, 2024 is 9%.

A taxable person for GST purposes is a person who is registered or required to be registered under the GSTA. A company is liable to be registered for GST if the total value of its taxable supplies made in Singapore for the past one year exceeds S$1 million, or where there are reasonable grounds for believing that its taxable supplies will exceed S$1 million in the following 12 months.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus between D. Boral Capital LLC, as representative of the several underwriters named therein (the “Representative”) and us, the underwriters have agreed to purchase, and we have agreed to sell to them, the number of Class A ordinary shares indicated below:

Underwriter	Number of Class A Ordinary Shares
D. Boral Capital LLC	5,000,000
Total	5,000,000	(1)

____________

(1)      Including 249,500 Class A ordinary shares purchased by Mr. Qingfeng Wu, our Chief Executive Officer and director, in this offering. The underwriting discount is in aggregate of $59,880 for such 249,500 Class A ordinary shares, or $0.24 per share equal to 4% of the initial public offering price, same as each Class A ordinary share purchased by investors introduced by the Company.

The underwriters are offering the Class A ordinary shares subject to their acceptance of the Class A ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A ordinary shares offered by this prospectus if any such Class A ordinary shares are taken. However, the underwriters are not required to take or pay for the Class A ordinary shares covered by the underwriters’ option to purchase additional Class A ordinary shares described below.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 45 days after the closing of this offering, to purchase up to 15% additional Class A ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of cover over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A ordinary shares listed next to the name of the underwriter in the preceding table.

Discounts and Expenses

The underwriters will offer the Class A ordinary shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $0.21 per Class A ordinary share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part.

The underwriting discount is equal to 7.0% of the initial public offering price set forth on the cover page of this prospectus for each Class A ordinary share purchased by investors introduced by the underwriters; provided, however, that underwriting discount is 4.0% of the initial public offering price for each Class A ordinary share purchased by investors introduced by the Company.

The following table shows the per Class A ordinary share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 750,000 Class A ordinary shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option(2)
Initial public offering price	$6.0	$6.0	$6.0
Underwriting discounts (7%) to be paid by us for sales to investors introduced by the underwriter(1)	$0.42	$2,100,000	2,415,000
Proceeds, before expenses, to us	$5.58	$27,900,000	32,085,000

____________

(1)      The Company has agreed to pay the underwriters, an underwriting discount equal to (i) 7% of the gross proceeds of this offering for investors who are introduced by the underwriters and have not been identified by the Company from the engagement of the Representative to the pricing date of this offering, or (ii) 4% of the gross proceeds of this offering for investors that are solely introduced by the Company. The calculation above is based on the assumption that all shares sold in this offering were to investors introduced by the underwriters. Proceeds to the Company will be higher if any shares sold in this offering were to investors introduced by us. If the underwriters do not exercise their over-allotment option, the total underwriting discounts payable will be approximately $1.69 million, based on the initial offering price of $6.0 per Class A ordinary share, assuming that 54.8% of the investors in this offering are introduced by the underwriters and 45.2% of the investors in this offering are introduced by the Company, and the total gross proceeds to us, before underwriting expenses, will be approximately $28.31 million.

(2)      The calculation above is based on the assumption that all shares sold in this offering were to investors introduced by the underwriters assuming underwriters exercise the option in full. The total underwriting discounts payable will be approximately $1.88 million based on the initial offering price of $6.0 per Class A ordinary share, assuming that 48% of the investors in this offering are introduced by the underwriters and 52% of the investors in this offering are introduced by the Company, and the total gross proceeds to us, before underwriting expenses, will be approximately $32.62 million.

We have agreed to pay all expenses relating to the offering, including: (a) all filing fees and expenses relating to the registration of the Class A ordinary shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (b) all fees and expenses relating to the listing of the Class A ordinary shares on the Nasdaq Stock Market; (c) all fees, expenses and disbursements relating to the registration or qualification of such Class A ordinary shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of Representative’s counsel); (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Class A ordinary shares under the securities laws of such foreign jurisdictions as the Representative may reasonably designate; (e) the costs of all mailing and printing of the offering documents; (f) transfer and/or stamp taxes, if any, payable upon the transfer of the Class A ordinary shares from the Company to the Representative; (g) the fees and expenses of the Company’s accountants; and (h) up to $400,000 for the Representative’s various reasonable out-of-pocket accountable fees and expenses including road show, due diligence, clearing fees and expenses, and reasonable legal fees and disbursements for the Representative’s counsels, in the event if this offering is closed. The Company will be responsible for the Representative’s reasonable accountable out-of-pocket fees and expenses as discussed above, irrespective of whether the offering is consummated or not, subject to a cap of $150,000 if there is not a closing. The Company has paid an expense advance of $50,000 to the Representative. Such advance shall be applied towards out-of-pocket accountable expenses incurred by the Representative and any portion of such advance will be returned to us to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). The Representative may deduct from the net proceeds of the offering payable to the Company on the date of the closing of this offering, or the closing of the over-allotment option, if any, the expenses set forth herein to be paid by the Company to the Representative.

Arrangements with Chardan Capital Markets, LLC

We had previously engaged Chardan Capital Markets, LLC (“Chardan”) to serve as the representative of the underwriters for this offering. This engagement was terminated as of May 17, 2025. Notwithstanding the termination, Chardan remains entitled to certain fees payable by us. Specifically, Chardan is entitled to receive a fee equal to 6% of the gross proceeds from any shares sold by us, or by any of our affiliates prior to May 17, 2026, to certain investors previously introduced by Chardan to us. Therefore, with respect to any investors introduced by Chardan who are also included in the allocations submitted by the underwriters in connection with this offering, we will pay (i) to the underwriters, 7.0% of the initial public offering price for Class A ordinary shares purchased by such investors; and (ii) to Chardan, 6.0% of the initial public offering price for Class A ordinary shares purchased by such investors.

Additionally, if the offering is not completed by May 17, 2026, and (i) we enter into a transaction that results in a change of control of the Company (a “Merger Transaction”), Chardan shall be entitled to a cash fee equal to 0.75% of the aggregate value of such Merger Transaction; and (ii) we complete any financing (excluding any securities issued in connection with a Merger Transaction), Chardan shall be entitled to a fee equal to 2.5% of the gross proceeds from such financing.

We have also agreed to indemnify Chardan and its affiliates against certain liabilities, including certain liabilities under the Securities Act. Such indemnification obligations have survived the termination.

Listing

Our Class A ordinary shares are listed on the Nasdaq Stock Market under the symbol “BGIN.”

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of twelve (12) months from the closing of the offering, to act as sole investment banker, lead book-runner, and/or sole placement agent for each and every future public and private equity and public debt offering, including all equity linked financings (each being referred to as a “Subject Transaction”), during such twelve (12)-month period, of us, or any successor to or any current or future subsidiary of us, on terms and conditions customary to the Representative for such Subject Transaction. The Representative’s right of first refusal shall be subject to FINRA Rule 5110(g), including that the right of first refusal may be terminated by the Company for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement. During such 12-month period, the Representative shall have the sole right to determine whether any other broker dealer shall have the right to participate in a Subject Transaction and the economic terms of such participation, and we shall not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in a Subject Transaction without the express written consent of the Representative.

Tail Financing

We have agreed that the Representative shall be entitled to a cash fee equal to 7% of the gross proceeds received by us from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to us during a period commencing from May 30, 2025, the date we engaged the Representative, to the earlier of (i) October 15, 2025, or (ii) the closing of this offering (the “Engagement Period”), in connection with any public financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period, provided that such Tail Financing is by a party actually introduced to us by the Representative in an offering in which the Company has direct knowledge of such party’s participation. Such right shall be subject to FINRA Rule 5110(g)(5), including that it may be terminated by the Company for cause in case of the Representative’s material failure to provide the services contemplated in the underwriting agreement.

Lock-Up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, that we, on behalf of ourselves and any successor entity, without the prior written consent of the Representative, will not, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of the Company or any securities convertible into or exercisable or exchangeable for shares of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit or senior credit facility with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of the Company, whether any such transaction described in clause (i), (ii), (iii), or (iv) above is to be settled by delivery of shares of the Company or such other securities, in cash or otherwise.

Each of our directors and executive officers and 1% or greater shareholders (including holders of securities exercisable or convertible into 1% or more of our Class A ordinary shares) as of the effectiveness of the registration statement of which this prospectus forms a part has entered into a lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our securities, pursuant to which such persons and entities will agree, for the lock-up period, that they will neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the underwriters’ prior written consent.

Indemnification

We have agreed to indemnify the Representative and its affiliates against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Pricing of the Offering

Prior to the completion of this offering, there has been no public market for our Class A ordinary shares. The initial public offering price of the Class A ordinary shares was negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the Class A ordinary shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A ordinary shares to selling group members for sale to their online brokerage account holders. The Class A ordinary shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A ordinary shares. Specifically, the underwriters may sell more Class A ordinary shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A ordinary shares available for purchase by the underwriters under option to purchase additional Class A ordinary shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Class A ordinary shares or purchasing Class A ordinary shares in the open market. In determining the source of Class A ordinary shares to close out a covered short sale, the underwriter swill consider, among other things, the open market price of Class A ordinary shares compared to the price available under the option to purchase additional Class A ordinary shares. The underwriters may also sell Class A ordinary shares in excess of the option to purchase additional Class A ordinary shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Class A ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when an underwriter or dealer repays selling concessions allowed to it for distributing our Class A ordinary shares in this offering because such underwriter repurchases those Class A ordinary shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq Stock Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A ordinary shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A ordinary shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A ordinary shares, where action for that purpose is required. Accordingly, the Class A ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, FINRA filing fee, and the Nasdaq Stock Market application and listing fee, all amounts are estimates.

US$
Securities and Exchange Commission Registration Fee	$7,395
FINRA Filing Fee	$7,745
Nasdaq Stock Market Application and Listing Fee	$295,000
Legal Fees and Expenses	$627,356
Printing Expenses	$7,829
Underwriter Expenses	$400,000
Accounting Fees and Expenses	$1,300,162
Miscellaneous Expenses	$678,230
Total Expenses	$3,323,717

We will bear these expenses and the underwriting discounts incurred in connection with the offer and sale of the Class A ordinary shares by us.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Robinson & Cole LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares offered in this offering will be passed upon for us by Ogier. Certain legal matters as to Hong Kong law will be passed upon for us by TWSL Partners. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices. Certain legal matters as to Singapore law will be passed upon for us by Dentons Rodyk & Davidson LLP. Hunter Taubman Fischer & Li LLC may rely upon Ogier with respect to matters governed by Cayman Islands law, TWSL Partners with respect to matters governed by Hong Kong law, Commerce & Finance Law Offices with respect to matters governed by PRC law, and Dentons Rodyk & Davidson LLP with respect to matters governed by Singapore law.

EXPERTS

The consolidated financial statements for the years ended December 31, 2024 and 2023 included in this prospectus have been so included in reliance on the report of ZH CPA, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of ZH CPA, LLC is located at 999 18th Street, Suite 3000, Denver, Colorado 80202.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A ordinary shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A ordinary shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

BGIN BLOCKCHAIN limited
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
BGIN BLOCKCHAIN LIMITED

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of BGIN BLOCKCHAIN LIMITED and its subsidiaries (the “Company”) as of December 31, 2024, and 2023, and the related consolidated statement of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ ZH CPA, LLC

We have served as the Company’s auditor since 2022.

Denver, Colorado

July 31, 2025

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2023
(US$, except share data, or otherwise noted)

	December 31, 2024	December 31, 2023
	US$	US$
Assets
Current Assets
Cash and cash equivalents	114,804,348	46,696,859
Accounts receivable, net	—	2,807,030
Inventories	12,491,133	3,534,937
Prepaid expenses	9,188,914	6,741,612
Other receivables	8,945,986	1,443,351
Deferred issuance costs	795,797	962,305
Due from related parties	101,336	32,006
Intangible assets – cryptocurrencies	32,143,476	116,081,331
Rights to receive cryptocurrencies	16,193,593	—
Total current assets	194,664,583	178,299,431
Non-current assets
Deposits and other non-current assets	1,834,897	1,584,725
Right-of-use assets	431,707	346,661
Deferred income tax assets	2,112,353	—
Property and equipment, net	71,744,370	11,435,893
Total assets	270,787,910	191,666,710

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	7,190,436	3,772,478
Taxes payable	51,845,186	35,476,333
Contract liabilities	952,340	1,980,569
Due to related party	10,363	485,587
Operating lease liability	322,388	167,136
Other payables	281,898	682,241
Total current liabilities	60,602,611	42,564,344
Operating lease liability – non current	123,015	180,887
Total liabilities	60,725,626	42,745,231

Commitments and contingencies
Shareholders’ equity
Class A ordinary shares, $0.0000695652173913043 par value, 852,581,250 shares authorized, 85,258,128 and 85,258,128 issued and outstanding	—	—
Class B ordinary shares, $0.0000695652173913043 par value, 225,543,750 shares authorized, 22,554,375 and 22,554,375 shares issued and outstanding	—	—
Retained earnings	209,954,196	149,021,949
Accumulated other comprehensive income	(244,059)	(244,059)
Total shareholders’ equity	209,710,137	148,777,890
Non-controlling interest	352,147	143,589
Total liabilities and shareholders’ equity	270,787,910	191,666,710

The accompanying notes form an integral part of these consolidated financial statements.

The ordinary share number has been retrospectively adjusted for the First Share Subdivision, the Share Capital Increase, the Share Issuance and the Second Share Subdivision (Note 14).

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(US$, except share data, or otherwise noted)

	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$
Revenues:
Mining revenue	45,030,201	13,000,074
Sales of mining machines	192,162,144	219,782,989
Hosting revenue	6,247,292	482,186
Mining pool revenue	58,837,944	24,003,122
Total revenue	302,277,581	257,268,371

Costs of Revenues:
Costs of mining revenue	29,711,122	8,451,706
Costs of sales of mining machines	81,713,511	25,389,335
Costs of hosting revenue	4,897,740	488,837
Costs of mining pool revenue	58,269,298	23,765,150
Total costs of revenues	174,591,671	58,095,028
Gross profit	127,685,910	199,173,343

Operating costs and expenses:
Selling expenses	702,916	1,148,308
General and administrative	7,157,554	14,570,383
Research and development	16,374,310	10,099,575
Change in fair value of cryptocurrencies	8,446,437	(312,722)
Realized loss on futures contracts	726,746	—
Impairment of property and equipment	16,297,933	—
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	(3,653,722)	—
Total operating costs and expenses	46,052,174	25,505,544

Income from operations	81,633,736	173,667,799

Other (income) expenses:
Foreign exchange loss	509,319	131,366
Other (income)/expenses, net	338,351	(37,039)
Total other expense	847,670	94,327

Income before provision for income taxes	80,786,066	173,573,472

Current income tax expenses	16,757,614	34,090,755
Deferred income tax expense (recovery)	(2,112,353)	(278,065)
Income taxes expense	14,645,261	33,812,690
Net income	66,140,805	139,760,782
Net income attributable to non-controlling interest	208,558	52,589
Net income attributable to ordinary shareholders	65,932,247	139,708,193
Total	66,140,805	139,760,782

Foreign currency translation adjustment – gain	—	870
Total comprehensive income	66,140,805	139,761,652
Comprehensive income attributable to non-controlling interest	208,558	52,589
Comprehensive income attributable to ordinary shareholders	65,932,247	139,709,063
Total	66,140,805	139,761,652

Basic & diluted earnings per share attribute to BGIN BLOCKCHAIN LIMITED ordinary shareholder	0.61	1.30

Weighted average number of ordinary shares-basic and diluted (Note 8)	107,812,503	107,812,503

The accompanying notes form an integral part of these consolidated financial statements.

The ordinary share number has been retrospectively adjusted for the First Share Subdivision, the Share Capital Increase, the Share Issuance and the Second Share Subdivision (Note 14).

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
(US$, except share data, or otherwise noted)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Retained earnings	Non- controlling interest	Accumulated other comprehensive income (loss)	Total equity
Balance as of December 31, 2022	107,812,503	—	—	9,273,760	91,000	(244,929)	9,119,831
Net income	—	—	—	139,708,193	52,589		139,760,782
Adoption of new accounting policy	—	—	—	39,996	—		39,996
Currency translation adjustment	—	—	—	—	—	870	870
Balance as of December 31, 2023	107,812,503	—	—	149,021,949	143,589	(244,059)	148,921,479
Net income	—	—	—	65,932,247	208,558		66,140,805
Dividend distribution	—	—	—	(5,000,000)	—	—	(5,000,000)
Balance as of December 31, 2024	107,812,503	—	—	209,954,196	352,147	(244,059)	210,062,284

The accompanying notes form an integral part of these consolidated financial statements.

The ordinary share number has been retrospectively adjusted for the First Share Subdivision, the Share Capital Increase, the Share Issuance and the Second Share Subdivision (Note 14).

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$
Cash Flows from Operating Activities:
Net income	66,140,805	139,760,782
Adjustments for items not affecting cash:
Depreciation	9,654,039	2,964,283
Inventory provision and write-off	36,708,352	—
Impairment of property and equipment	16,297,933	—
Change in fair value of cryptocurrencies	8,446,437	(312,722)
Realize loss on future contracts	726,746	—
Cryptocurrencies mined	(103,868,145)	(37,003,196)
Net loss from disposal of fixed assets	1,886,990	290,619
Employee compensation settled by cryptocurrencies	969,477	10,264,540
Expenses settled by cryptocurrencies	7,329,446	3,418,735
Cryptocurrencies paid to mining pool participants	58,269,299	23,765,150
Cryptocurrencies received from mining machine revenue	(183,749,800)	(198,127,459)
Cryptocurrencies received from hosting revenue	(5,643,613)	(18,592)
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	(3,653,722)	—
Non-cash operating leases expense	12,334	1,362
Deferred income taxes	(2,112,353)	(278,065)
Expense of deferred issuance costs	594,473	337,829
Changes in operating assets and liabilities
Accounts receivable	2,807,030	(2,807,030)
Inventories	(120,843,518)	(3,534,937)
Prepaid expenses and other assets	(2,697,474)	(7,545,062)
Other receivable	(7,502,635)	(1,043,291)
Accounts payable and accrued liabilities	5,220,760	3,473,662
Contract liabilities	(298,688)	353,636
Taxes payable	16,368,853	34,072,676
Others payable	(400,342)	681,679
Net cash used in operating activities	(199,337,316)	(31,285,401)
Cash Flows from Investing Activities:
Purchase of property and equipment	(12,968,470)	(6,685,461)
Proceeds received from sale of cryptocurrencies	280,951,961	84,426,550
Net cash provided from investing activities	267,983,491	77,741,089
Cash Flows from Financing Activities:
Advance from (Repayments to) related parties	(110,721)	141,099
Increase in deferred issuance costs	(427,965)	(502,683)
Net cash used in financing activities	(538,686)	(361,584)

Effect of foreign exchange rate changes	—	1,024
Net increase in cash and cash equivalents	68,107,489	46,095,128
Cash and cash equivalents, beginning of year	46,696,859	601,731
Cash and cash equivalents, end of year	114,804,348	46,696,859

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	—	—
Income taxes paid	(381,808)	(17,488)
Cryptocurrencies converted into Tether (USDT)	(11,761,082)	(13,395,699)
Accounts payable & accrued liabilities settled cryptocurrencies	(1,802,802)	(292,684)
Cryptocurrencies invested in short-term investments	(331,569,220)	—
Redemption of cryptocurrency short-term investments	319,029,349	—
Cryptocurrency used to pay dividends	(5,000,000)	—
Right-of-use assets acquired in exchange for operating lease liabilities	347,587	382,990
Cryptocurrencies used for payments of due to related party	(433,833)	(150,714)
Property and equipment addition transferred from inventory	75,178,970	—

The accompanying notes form an integral part of these consolidated financial statements.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and principal activities

General

The Company was incorporated in the Cayman Islands on March 23, 2022. The Company is principally engaged in a cryptocurrency mining business, primarily focusing on cryptocurrency mining, sales of mining machines and hosting services.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principal of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

	Principal activities	Percentage of ownership	Date of incorporation	Place of incorporation
BGIN BLOCKCHAIN LIMITED (the “Company”)	Investment holding	Parent	March 23, 2022	Cayman Islands
Bgin Rig Limited (“BRL”)	Investment holding	100%	June 7, 2022	British Virgin Islands (“BVI”)
Bgin Field Limited (“BFL”)	Investment holding	100%	June 7, 2022	BVI
Bgin Tech Limited (“BTL HK”)	Mining of cryptocurrencies	100%	March 18, 2019	Hong Kong
Bgin Infrastructure, LLC (“BILC”)	Mining of cryptocurrencies	100%	September 10, 2021	US
Bgin Management, LLC (“BMLC”)	Mining of cryptocurrencies	80%	September 10, 2021	US
Bgin Tech Pte. Ltd. (“BTPS”)	Development of Mining Machine	100%	December 27, 2021	Singapore
Bgin US Limited (“BUL”)	Investment holding	100%	June 17, 2022	BVI
Bgin CA Limited (“BCL US”)	Investment holding	100%	June 17, 2022	BVI
Gestion Bgin INC (“GBI”)	Mining of cryptocurrencies	100%	October 12, 2021	Canada
Infrastructure Bgin INC (“IBI”)	Mining of cryptocurrencies	100%	October 12, 2021	Canada

Subsidiaries incorporated after reorganization
Bgin Chip Limited (“BCL”)	Development of computer chips	100%	June 24, 2022	Hong Kong
Bgin Mining INC (“BMI”)	Mining of cryptocurrencies	100%	November 30, 2022	US
Bgin Trading Limited (“BTL”)	Sales of Mining Machine	100%	December 8, 2022	Hong Kong
Bgin Technologies Pte. Ltd. (“BTPL”)	Sales of Mining Machine	100%	May 27, 2024	Singapore
Bgin Trade HK Limited (“BTH”)	Sales of Mining Machine	100%	August 20, 2024	Hong Kong
Bgin EU Limited (“BEU”)	Global mining machine after-sale services	100%	November 14, 2024	Ireland

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual amounts could differ from those estimates and differences could be material. Changes in estimates are recorded in the period they are identified.

Significant accounting estimates reflected in the Company’s consolidated financial statements include: revenue recognition and allowance for expected credit loss on right to receive cryptocurrencies, net realizable value of inventory and assumptions used in impairment assessment of long-lived assets.

Foreign currency and foreign currency translation

The Company’s reporting currency is the United States dollar (“US$”). The US$ is the functional currency of the Company and all of its subsidiaries for the year ended December 31, 2024.

During the year ended December 31, 2023, BTL HK changed its functional currency from RMB to US$ since its mining machines had been relocated to the US and its major operating expense are now denominated in the US$. The change in functional currency was accounted for prospectively.

The RMB is functional currency of the BCL subsidiary. There were limited transactions for BCL for the year ended December 31, 2023 and expenses of BCL were mainly settled in RMB. During the year ended December 31, 2024, BCL changed its functional currency from RMB to USD. As there are no significant activities at BCL, the change of functional currency did not result in significant impact to the consolidated financial statements.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of operations and comprehensive income.

Certain risks and concentration

The Company’s financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, other receivable, accounts receivable and rights to receive cryptocurrencies as of December 31, 2024 and 2023, substantially all of the Company’s cash and cash equivalents were held in major financial institutions located in the U.S., Hong Kong and Singapore, which management considers to being of high credit quality. The Company did not have accounts receivable as of December 31, 2024. All of the Company’s accounts receivable as of December 31, 2023 have been subsequently collected. Right to receive cryptocurrencies represent the cryptocurrencies that the Company invests in cryptocurrency denoted short-term investments to earn investment income. These short-term investments can be redeemed anytime. Subsequent to year-end, all of the Company’s rights to receive cryptocurrencies have been redeemed.

During the year ended December 31, 2024, there was only one supplier accounted for more than 10% of the Company’s total purchases in the year, being 61.5%. During the year ended December 31, 2023, there was only one supplier accounted for more than 10% of the Company’s total purchases in the year, being 22.32%.

During the year ended December 31, 2024, no customer accounted for more than 10% of the Company’s total revenue in the year. During the year ended December 31, 2023, there were two customers accounted for more than 10% of the Company’s total revenue in the year, being 17.4% and 13.3% respectively.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks and financial institutions, which are highly liquid and have original maturities of three months or less and are unrestricted as to withdrawal or use.

Accounts receivable

The Company’s receivables are recorded when billed and represent amounts owed by third-party customers. The carrying value of the Company’s receivables, net of the expected credit loss, represents their estimated net realizable value. The Company evaluates the expected credit loss of accounts receivable on a loss rate method based on historical information adjusted for current conditions and future estimated economic performance. The Company did not have accounts receivable as of December 31, 2024. All of the Company’s accounts receivable as of December 31, 2023 have been subsequently collected in February 2024.

Inventory

Inventory comprise of components and finished products. The cost of inventory comprises the considerations paid to suppliers for acquisitions of components and production costs to bring the inventory to their present location and condition. Cost is determined using the weighted average method. Inventory is stated at the lower of cost and net realizable value, which is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Inventories that the Company determines to be obsolete or in excess of forecasted demand are reduced to its estimated realizable value based on assumptions about future demand and market conditions.

Management conducted the net realizable analysis based on factors such as recent sales prices, inventory turnover, market trends, and expected future demand. The net realizable analysis identified certain slow-moving and obsolete inventory items whose estimated selling prices had declined below cost.

Revenue recognition

i) Cryptocurrency mining

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

(i)     Step 1: Identify the contract with the customer

(ii)    Step 2: Identify the performance obligations in the contract

(iii)   Step 3: Determine the transaction price

(iv)   Step 4: Allocate the transaction price to the performance obligations in the contract

(v)    Step 5: Recognize revenue when the Company satisfies a performance obligation

Company’s own mining machines

The Company maintains and operates its own mining machines by connecting to the blockchain networks to provide transaction verification services to solve the algorithms. As an operator, the Company provides transaction verification services to the transaction requestor, in addition to the blockchain network. Transaction verification services are an output of the Company’s ordinary activities. Therefore, the Company views the transaction requestor as a customer and recognizes the transaction fees as revenue from contracts with customers under ASC 606. The blockchain network is not an entity such that it may not meet the definition of a customer. However, the Company has concluded that it is appropriate to apply ASC 606 by analogy to block rewards earned from the blockchain network. The Company is entitled to the block rewards from the blockchain network upon each successful validation of a block. The Company is also entitled to the transaction fees paid by the transaction requester payable

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

in cryptocurrency for each successful validation of a block. The Company assessed the following factors in the determination of the inception and duration of each individual contract to validate a block and satisfaction of its performance obligation as follows:

•        For each individual contract, the parties’ rights, the transaction price, and the payment terms are fixed and known as of the inception of each individual contract.

•        The transaction requestor and the blockchain network each have a unilateral enforceable right to terminate their respective contracts at any time without penalty.

•        For each of these respective contracts, contract inception and completion occur simultaneously upon block validation; that is, the contract begins upon, and the duration of the contract does not extend beyond, the validation of an individual blockchain transaction; and each respective contract contains a single performance obligation to perform a transaction validation service and this performance obligation is satisfied at the point-in-time when a block is successfully validated.

The Company recognizes revenue at the point-in-time when the block is successfully validated. In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for the cryptocurrency determined using the Company’s primary trading platform for that particular cryptocurrency at the time the Company successfully validates a block.

Mining pool operated by the Company

During the year ended December 31, 2023, the Company established a mining pool and engaged unrelated third-party mining participants (“pool participants”) to contribute hash calculations, and in exchange, remitted transaction fees and block rewards to pool participants on a pro rata basis according to each respective pool participant’s contributed hash calculations. The HumPool wallet (owned by the Company as Operator) is recorded on the distributed ledger as the winner of proof of work block rewards and assignee of all validations and, therefore, the transaction verifier of record.

Revenue recognition for mining pool operated by the Company follows the same revenue recognition policy above for mining with the Company’s own mining machines.

The pool participants entered into contracts with the Company. The pool participants contribute their hash calculations in the pool maintained by us. These third-party pool participants will not create and/or propose individual blocks to be broadcasted to the blockchain. The mining pool requires the participants to direct their hashing rates to nonce ranges specified by the mining pool in order to earn a reward from the pool. As such, they did not directly enter into contracts with the network or the requester and were not known verifiers of the transactions assigned to the pool. Therefore, the Company determined that it controlled the service of providing transaction verification services to the network and requester. Accordingly, the Company recorded all of the transaction fees and block rewards earned from transactions assigned to HumPool as revenue, and the portion of the transaction fees and block rewards remitted to HumPool participants as cost of revenues.

In accordance with ASC 606-10-32-21, the Company measures the estimated fair value of the non-cash consideration (block reward and transaction fees) at contract inception, which is at the time the performance obligation to the requester and the network is fulfilled by successfully validating a block. The Company measures the non-cash consideration which is fixed as of the inception of each individual contract using the quoted spot rate for the cryptocurrency determined using the Company’s primary trading platform for that particular cryptocurrency at the time the Company successfully validates a block.

ii) Sale of mining machines

The Company recognizes revenue using ASC 606 for sale of mining machines. The Company enters into sales contract with customers and sale of mining machines is the only performance obligation. Revenue is recognized based on the transaction prices stipulated in the sale contract and at a point in time when the control of the mining machines is transferred to the customers.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

The sales price in the contract is stipulated in the U.S. dollars. Customers are allowed to settle the contract using the equivalent amount in USDT cryptocurrency. The Company measures the estimated fair value of the USDT non-cash consideration at contract inception, which is at the time when the sales contract is entered into with the customer. For customers who settled the contract using USDT, there was no gain and loss recognized between the fair value of the USDT the Company received and the amount receivable from the contract since the exchange ratio between USDT and USD was 1:1 at the time of settlement.

Contract liabilities represented the amount prepaid by customers for future purchases of the Company’s mining machines. Of the total revenue recognized during the year ended December 31, 2024, US$1,967,666 (2023: US$nil) was released from the beginning contract liability.

iii) Hosting services

In general, the Company provides hosting to cryptocurrency miners (the “customer”). A customer pays the Company monthly fees for the specific amount of power utilized multiplied at fixed rates specified in each contract. There are only two performance obligations between the Company and the customer within the hosting arrangement, which are: 1) machine setup (stacking) service; and 2) monthly hosting service. These two services are distinct services to the Company’s customers. Each performance obligation has its own transaction price stated in the contract. For machine setup service, it is based on a small one-time fixed fee. For monthly hosting service, it is based on a fixed electricity rate stated in the contract multiplied by the actual electricity consumed by the customer’s mining machines. For machine setup service, revenue is recognized at the point in time when the machine is stacked on the shelf and connected to our hosting service platform. For hosting service, revenue is recognized over time since the customer consumes/receives the benefits simultaneously when the hosting service is provided by the Company to the customer over a monthly basis.

The following table presents the Company’s revenues disaggregated by revenues from contracts with customers and other sources:

	December 31, 2024	December 31, 2023
	US$	US$
Revenues from contracts with customers
Transaction fees from cryptocurrency mining	4,539,214	—
Sale of mining machines	192,162,144	219,782,989
Hosting services	6,247,292	482,186
Total revenues from contracts with customers	202,948,650	220,265,175
Other sources: block rewards	99,328,931	37,003,196
Total revenues	302,277,581	257,268,371

Fair value measurement

The Company follows the accounting guidance in ASC 820, Fair Value Measurement, (“ASC 820”) for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.
Level 3:

Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities, tax payable, other payables, due from related parties, and due to related parties. The carrying amounts of these financial instruments approximate their fair values due to the short-term nature of these instruments. For lease liabilities, fair value approximates their carrying value at the year-end as the interest rates used to discount the host contracts approximate market rates.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of December 31, 2024 and 2023.

Property and equipment

Other than land, which is not depreciable, property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for leasehold improvements are typically the lesser of the estimated useful life of the asset or the life of the term of the lease. The estimated useful lives for all other property and equipment are as follows:

Category	Life (Years)
Buildings and improvements	39
Mining equipment	2 – 3
Vehicles	5
Other equipment and fixtures	5 – 10
Land	N/A
Assembly-in-progress mining equipment	N/A

Expenditures for maintenance and repairs are expensed as incurred. Gains and losses on disposals are the differences between net sales proceeds and carrying amount of the relevant assets and are recognized in the other income (expense) on the consolidated statements of operations and comprehensive income.

Cryptocurrencies

Cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. Cryptocurrencies purchased are recorded at cost and cryptocurrencies awarded to the Company through its mining activities, sales of mining machines and hosting services are accounted for in connection with the Company’s revenue recognition policy disclosed above.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Purchases of cryptocurrencies by the Company are included within investing activities in the accompanying consolidated statements of cash flows. Although cryptocurrencies awarded to the Company through its mining activities and cryptocurrencies received from sales of mining machines are noncash items, they are included within operating activities in the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in operating costs and expenses in the consolidated statements of operations. The Company accounts for its gains or losses in accordance with the first-in-first-out (“FIFO”) method of accounting.

Pre-adoption of ASU 2023-08

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. Before the adoption of ASU 2023-08 effective January 1, 2023, an intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. The Company has elected not to use this qualitative assessment option and proceed to the quantitative assessment directly. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

The Company compares the carrying value of each cryptocurrency to its subsequent market price on a daily basis. When the carrying value of the cryptocurrency is higher than the daily lowest market price on a certain date, the cryptocurrency is deemed impaired and its carrying value is impaired to the lowest market price on that date.

Post-adoption of ASU 2023-08

Following the adoption of ASU 2023-08 effective January 1, 2023, the Company measures cryptocurrencies at fair value, which is the quoted price of the cryptocurrency based on its principal market, with changes recognized in operating expenses in the Consolidated Statement of Operations and Comprehensive Income

Right to receive cryptocurrencies

Right to receive cryptocurrencies represent the cryptocurrencies that the Company invests in cryptocurrency denoted short-term investments to earn investment income. These short-term investments are with flexible terms and therefore can be redeemed anytime. The Company follows the January 2025 updated AICPA’s Practice Aid, Accounting for and Auditing of Digital Assets (“Digital Assets Practice Aid”) and accounts for these cryptocurrency denoted short-term investments as cryptocurrency lending arrangements since the Company has transferred the present rights to the economic benefits associated with the cryptocurrencies for a different rights to receive cryptocurrencies in the future and the Company cannot sell, pledge, loan, or otherwise use the invested (lent) cryptocurrencies while the investment is outstanding. Upon investing (lending), the Company derecognizes the cryptocurrencies invested (lent) and concurrently recognizes receivables settled in cryptocurrencies which are measured at the fair value of the cryptocurrencies invested (lent) based on their respective quoted prices initially and subsequently on the measurement date and adjusted for expected credit losses. Any differences between the carrying amount of the derecognized cryptocurrencies and the initial measurement of the receivables settled in cryptocurrencies, if applicable, and the change in fair value of the cryptocurrencies invested (lent), are recognized in other operating income/(expenses) on the Consolidated Statements of Operations and Comprehensive Income (Loss).

The arrangements with the counterparties to invest (lend) cryptocurrencies are on an unsecured basis. No collateral is held for the cryptocurrencies invested (lent). The investments are not protected by any deposit insurance scheme and non-secured, and the Company may lose some or all of the amount deposited in extreme market conditions. Upon withdrawal, the Company receives the same type of cryptocurrency in the same quantity in principal plus additional interest returns. The investments can be withdrawn on demand by the Company and transferred to the

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Company in real time other than in exceptional circumstances, which may include, without limitation, extreme market volatility, network outages and delays, validator or protocol failure, a significant number of simultaneous redemption requests from other users, or other unanticipated events.

The Company recognizes an allowance for receivables settled in cryptocurrencies using the general expected credit losses model in manner similar to the model and consideration used for assessing credit losses from financial instruments. Under this model, the Company calculates the allowance for credit losses by considering on a discounted basis, all expected shortfalls which are the difference between the quantity of cryptocurrency due to the Company in accordance with the contract and the quantity of cryptocurrency that the Company expects to receive, in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring. The allowance on the financial asset is the sum of these probability-weighted outcomes.

The Company considers both internal and external, and quantitative and qualitative factors when estimating estimated credit loss for receivables settled in cryptocurrencies such as the creditworthiness of the counterparty, the result of the historical transactions with the counterparty, the business practice of the counterparty, regulatory development relating to the industry, liquidity of the underlying cryptocurrency, and the trend of the general economy.

The Company recognizes an impairment gain or loss for expected credit losses from receivables settled in cryptocurrencies with a corresponding adjustment to their carrying amount through a loss allowance account. Subsequent recoveries of receivables settled in cryptocurrencies previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

No allowance, write-offs or recoveries were recognized against the receivables settled in cryptocurrencies for the year ended December 31, 2024 due to the short-term and readily redeemable nature of the investments. There were no such investments in the year ended December 31, 2023.

Cryptocurrency futures contracts

During the year ended December 31, 2024, the Company entered into some futures contracts to buy cryptocurrencies. The cryptocurrency futures contract is an agreement between counterparties to purchase a specified underlying cryptocurrency for a specified price at a future date. All of the Company’s cryptocurrency futures contracts are held and used for trading purposes. Initial margin deposits required upon entering into futures contracts are satisfied by the segregation of specific cryptocurrencies as collateral with the broker. During the period the futures contracts are open, changes in the value of the contracts are recognized as unrealized gains or losses. Subsequent or variation margin payments are received or made depending upon whether unrealized gains or losses are incurred. These amounts are reflected as derivative assets or liabilities on the Consolidated Balance Sheets. When the contracts are closed or expire, the Company recognizes a realized gain or loss equal to the difference between cost of the closing transaction and the Company’s basis in the contract. Realized gains (losses) and changes in unrealized appreciation (depreciation) on open positions are determined on a specific identification basis and recognized in the Consolidated Statement of Operations and Comprehensive Income (Loss) in the period in which the contract is closed or the changes occur, respectively.

Cryptocurrency futures contracts are valued at the period end price for open contracts or the final settlement price for closed contracts set by an exchange on which they are principally traded.

Restrictive cryptocurrencies deposits represent the margin deposited as collateral for the futures contracts. The Company follows the same accounting policy for cryptocurrency as disclosed above and measures restrictive cryptocurrencies deposits at fair value at each period end with changes recognized in operating expenses in the Consolidated Statement of Operations and Comprehensive Income.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

Cost of Revenues

Cost of service for cryptocurrency mining business consists primarily of direct costs of mining operations, including utilities, other service charges, transaction fees and block rewards remitted to pool participants, and depreciation expenses of mining equipment.

Cost of sale of mining machine business consists primarily of direct costs of producing mining machines, including raw materials and outsourced production costs, and freight costs. Adjustments or write-downs to inventory are also included in cost of sale of mining machines.

Cost of service for hosting services consists primarily of the utility costs, labors and depreciation expenses related to the hosting facility.

Impairment of long-lived assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets.

During the year ended December 31, 2024, the Company identified certain indicators of potential impairment related to specific long-lived assets within its mining equipment and assembly-in-progress, primarily due to decreased market price of KASPA mining machines. In accordance with ASC 360-10-35, the Company performed a recoverability test by comparing the carrying amount of the asset group to the sum of the undiscounted expected future cash flows. Based on this analysis, the discounted future cash flows is lower than the carrying amount of $78,955,470 of the related assets, and as such, an impairment charge of $16,297,933 was recorded.

The key assumptions used in the recoverability analysis included:

•        Estimated useful life of the assets is 2 years.

•        Future KASPA price was derived using Monte Carlo simulation model.

•        Operating costs and capital expenditures projected based on historical performance and expected adjustments.

•        Income tax rate of 28.5%

Taxation

Current income taxes are provided on the basis of net profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and income tax credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (cont.)

periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

Recently issued accounting standards

Adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets. Effective January 1, 2023, the Company early adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Comprehensive Income each reporting period. The Company’s cryptocurrencies are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company’s cryptocurrencies and fair value. As a result of the Company’s early adoption of ASU 2023-08, the Company recorded a $39,996 increase to cryptocurrencies and $39,996 increase to retained earnings on the Consolidated Balance Sheets as of the beginning of the fiscal year ended December 31, 2023.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the Company’s chief operating decision–making group (the “CODM”). The new standard is effective for the Company for its annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the Consolidated Financial Statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements as of December 31, 2024 and for the year ended December 31, 2024.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Inventories

Inventories as of December 31, 2024 and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Raw materials	11,279,454	2,339,393
Finished goods	1,211,679	1,195,544
Total	12,491,133	3,534,937

During the year ended December 31, 2024, the Company recorded an inventory provision of $12,645,248 and write-off of $24,063,104 (2023: $nil) as a result of its net realizable value analysis. The write-down is included in cost of sales on the consolidated statements of operations.

4. Prepaid Expenses

Prepaid expense as of December 31, 2024 and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Prepayment for materials	7,685,696	6,683,210
Prepayment for utilities	1,382,938	58,402
Prepayment for others	120,280	—
Total	9,188,914	6,741,612

5. Property and Equipment, net

Property and equipment, net consist of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Mining equipment	54,768,374	10,549,386
Assembly-in-progress mining equipment	21,398,122	—
Vehicle	62,802	32,382
Other equipment and fixtures	6,375,426	4,824,891
Building	849,395	849,395
Land	529,592	529,592
Total	83,983,711	16,785,646
Less: Accumulated depreciation	(12,239,341)	(5,349,753)
Property and equipment, net	71,744,370	11,435,893

During the year ended December 31, 2024, the Company recorded depreciation expenses of US$9,654,039 (2023: US$2,964,283). Specifically, US$9,603,765, US$11,972 and US$38,302 (2023: US$2,674,014, US$290,269 and US$ nil) are included in cost of revenue, general and administrative expense and research and development expense, respectively.

During the year ended December 31, 2024, the Company recorded US$1,886,990 loss from disposal of mining equipment and other equipment (2023: US$290,619) in the other income (expense).

During the year ended December 31, 2024, the Company recorded US$9,950,293 impairment for mining equipment and US$6,347,640 impairment for assembly-in-progress mining equipment.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Cryptocurrencies

The following table presents information about movements of our cryptocurrencies:

	December 31, 2024	December 31, 2023
	US$	US$
Beginning balance	116,081,331	1,270,806
Adoption of ASC 2023-08	—	39,996
Cryptocurrencies mined	103,868,145	37,003,196
Cryptocurrencies received for sale of mining machines and remained in contract liabilities	(1,175,292)	1,328,899
Cryptocurrencies received for hosting and remained in contract liabilities	445,751	298,034
Cryptocurrencies from mining machines revenue	183,749,800	198,127,459
Cryptocurrencies from hosting revenue	5,643,613	18,592
Cryptocurrencies paid to mining pool participants	(58,269,299)	(23,765,150)
Sale/exchange of cryptocurrencies, at carrying value	(280,951,961)	(84,426,550)
Cryptocurrencies invested in short-term investments, net	(12,539,871)	—
Cryptocurrencies paid to settle futures contracts	(726,746)	—
Cryptocurrencies used for payments of dividends	(5,000,000)	—
Cryptocurrencies used for payments of employee compensation	(969,477)	(10,264,540)
Cryptocurrencies used for payments of expenses	(7,329,446)	(3,418,735)
Cryptocurrencies used for payments of accounts payable	(1,802,802)	(292,684)
Cryptocurrency received from (paid to) related party	(433,833)	(150,714)
Change in fair value	(8,446,437)	312,722
Ending balance	32,143,476	116,081,331

During the year ended December 31, 2024, a total gain of US$2,943,398 and a total loss of US$5,741,476 were recognized on all sales/exchange of cryptocurrencies and are included in change in fair value of cryptocurrencies on the Consolidated Statements of Operations and Comprehensive Income. Change in fair value of cryptocurrencies are consist of a total gain of $3,156,060 and a total loss of $11,602,497 which determined on a crypto-asset -by-crypto-assets. During the year ended December 31, 2023, a total gain of US$1,090,765 and a total loss of US$753,775 were recognized on all sales/exchange of cryptocurrencies and are included in Change in fair value of cryptocurrencies on the Consolidated Statements of Operations and Comprehensive Income. Change in fair value of cryptocurrencies are consist of a total gain of $1,094,827 and a total loss of $782,105 which determined on a crypto-asset -by-crypto-assets.

The following table presents ending balance about each of our cryptocurrencies.

			December 31, 2024
	Quantity	Cost	Carrying value Fair Value
		US$	US$
USDT	2,352,373	2,352,373	2,352,373
KASPA	235,273,895	32,989,316	27,425,407
Others	*	2,450,146	2,365,696
Total		37,791,835	32,143,476

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Cryptocurrencies (cont.)

			December 31, 2023
	Quantity	Cost	Fair Value
		US$	US$
USDT	115,794,346	115,794,346	115,794,346
KASPA	1,439,805	166,332	161,385
Others	*	144,921	125,600
Total		116,105,599	116,081,331

____________

*        Others consist of various cryptocurrencies with immaterial balances. Therefore, their quantity information is not disclosed.

7. Right to receive cryptocurrencies

The following table presents information about movements of the Company’s rights to receive cryptocurrencies.

December 31, 2024
US$
Beginning balance	—
Cryptocurrencies invested in short-term investments	331,569,220
Rewards earned from cryptocurrency short-term investment	3,653,722
Redemption of cryptocurrency short-term investments	(319,029,349)
Ending Balance	16,193,593

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

	December 31, 2024	December 31, 2023
	US$	US$
Trades payable	6,851,581	858,210
Salary payables	338,855	2,914,268
Total	7,190,436	3,772,478

9. Income Taxes

Cayman Islands & BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

U.S.

Under the current Delaware state and US federal income tax, the Company’s Delaware limited liability company (“LLC”) subsidiaries, BILC and BMLC, are subject to the Delaware state’s franchise tax. The Delaware franchise tax rate is a flat rate of US$300 for calendar year of 2024 (2023: US$300). The Company’s subsidiaries, BILC, BMLC and BMI, are subject to Nebraska state current income tax at the income tax rate of 5.58% for first taxable income of US$100,000 and 7.25% for taxable income above US$100,000 for the year ended December 31,2024 (2023: 7.5%).

BILC, BMI and BMLC also subject to a 21% federal income tax, should the Company elected to file these three LLC subsidiaries under C-corporation taxation.

BTL HK has two branches in the U.S., one of which is subject to Nebraska state current income tax at the income tax rate of 5.58% for first taxable income of US$100,000 and 7.25% for taxable income above US$100,000 for the year ended December 31,2024 (2023: 7.5%), The other branch is subject to West Virginia state current income tax at the rate of 6.5% for the year ended December 31,2023.These two branches are also subject to federal income tax at a flat rate of 21%.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes (cont.)

Hong Kong

On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the first HK$2.0 million assessable profits will be subject to a 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018/19, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. BCL is nominated by the Company as the entity to apply the two-tiered rates for the year ended December 31, 2024 and 2023.

Singapore

Under the current income tax laws of Singapore, the Company’s two subsidiaries located in Singapore, BTPS and BTPL, are subject to the general corporate income tax rate of 17%. However, under the partial tax exemption scheme, the first SGD 10,000 of chargeable income is taxed at 4.25%, the next SGD 190,000 is taxed at 8.50%, and any chargeable income exceeding SGD 200,000 is taxed at the standard rate of 17%. In September 2024, BTPL was granted a preferential tax rate of 10%, which will apply to its future income tax calculations.

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Company operates in several tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the Cayman Islands statutory income tax rates to the Company’s pre-tax income as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Income before income tax expenses	80,786,066	173,573,472
Cayman Islands statutory income tax rate	—%	—%
Income tax calculated at statutory rate	—	—
Change in income tax expense resulting from:
Rate differences in various jurisdictions	16,757,614	34,090,755

Current period operating loss carried forward to future tax years	(5,249,400)	(1,138,719)
Temporary differences
Inventory provision	(2,112,353)	—
Impairment of property and equipment	(4,644,911)	—
Others	—	(278,065)
Valuation allowance	9,894,311	1,138,719
Income tax expense (recovery)	14,645,261	33,812,690

Deferred tax assets (liabilities), net as of December 31, 2024 and 2023 consisted of the following:

	December 31, 2024	December 31, 2023
Deferred tax assets
Net operating loss carrying forward	$6,441,582	$1,192,182
Inventory provision	2,112,353	—
Impairment of property and equipment	4,644,911	—
Total deferred tax assets	$13,198,846	$1,192,182
Valuation allowance	(11,086,493)	(1,192,182)
Total deferred tax assets, net	$2,112,353	$—

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes (cont.)

As of December 31, 2024, the Company had net operating loss carryforwards of $23,210,824 related to its operating entities located in HK and US. The net operating loss can be carried forward indefinitely.

As of December 31, 2023, the Company had net operating loss carryforwards of $5,887,293 related to its operating entities located in HK and US. The net operating loss can be carried forward indefinitely.

As of December 31, 2024 and 2023, the movement of valuation allowance is as follows:

	December 31, 2024	December 31, 2023
Beginning	$1,192,182	$53,463
Change	9,894,311	1,138,719
Ending	$11,086,493	$1,192,182

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2024 and 2023, respectively, and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

10. Ordinary Shares

The Company’s ordinary shares include:

i)       852,581,250 Class A shares of USD0.0000695652173913043 par value each; and

ii)      225,543,750 Class B shares of USD0.0000695652173913043 par value each.

In June 2022, the Company engaged in a corporate reorganization to roll ten controlled entities into the Company through a series of share exchange arrangements. The Company issued 5,000,000 ordinary shares, including 3,954,000 Class A ordinary shares and 1,046,000 Class B ordinary shares, to exchange all the outstanding shares of BRL and BFL held by these two entities’ shareholders. As a result of the reorganization, although these shares were issued subsequent to December 31, 2021, they have been retrospectively applied to the year ended December 31, 2021 as if the shares had already existed in those fiscal years. The 5,000,000 ordinary shares issued, in theory, have a total par value of $5,000. As the shares were issued as part of share exchange agreement and no proceeds were actually collected, the par value was not recognized as it would have been offset by a corresponding share issuance discount of $5,000, resulting no financial impact to the equity statement.

On February 3, 2025, the Company’s board of directors passed unanimous written resolutions to approve, among other things, a subdivision of the Company’s authorized and issued share capital on a 1:10 basis (the “First Share Subdivision”), such that (i) the authorized share capital of the Company be amended from US$50,000 divided into 39,540,000 Class A ordinary shares of par value US$0.001 each and 10,460,000 Class B ordinary shares of par value US$0.001 each to US$50,000 divided into 395,400,000 Class A ordinary shares of par value US$0.0001 each and 104,600,000 Class B ordinary shares of par value US$0.0001 each and (ii) the issued share capital of the Company be amended from 3,954,000 Class A ordinary shares of par value US$0.001 each and 1,046,000 Class B ordinary shares of par value US$0.001 each to 39,540,000 Class A ordinary shares of par value US$0.0001 each and 10,460,000 Class B ordinary shares of par value US$0.0001 each.

Through the same set of resolutions, the Company’s board of directors approved an increase in the Company’s authorized share capital from US$50,000.00 divided into 395,400,000 Class A ordinary shares of par value US$0.0001 each and 104,600,000 Class B ordinary shares of par value US$0.0001 each to US$75,000.00 divided into 593,100,000

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Ordinary Shares (cont.)

Class A ordinary shares of par value US$0.0001 each and 156,900,000 Class B ordinary shares of par value US$0.0001 each (the “Share Capital Increase”), and the issuance of an aggregate of 19,770,000 Class A ordinary shares and 5,230,000 Class B ordinary shares to existing shareholders of the Company on a pro rata basis (the “Share Issuance”).

On January 15, 2024, the Company declared dividends of US$5,000,000 to its shareholders, payable in USDT coins. In February 2024, all of the US$5,000,000 dividend was paid using USDT coins.

On July 16, 2025, the Company’s board of directors passed unanimous written resolutions to approve, among other things, a subdivision of the Company’s authorized and issued share capital on a 1:1.4375 basis (the “Second Share Subdivision”), such that the authorized share capital of the Company be amended to USD75,000 divided into 852,581,250 Class A Ordinary Shares of par value USD0.0000695652173913043 each and 225,543,750 Class B Ordinary Shares of par value USD0.0000695652173913043 each. After the Second Subdivision, as of December 31, 2024, the issued and outstanding Class A Ordinary Shares is 85,258,128 and the issued and outstanding Class B Ordinary Shares is 22,554,375.

11. Earnings per share

Basic and diluted net earnings per share for each of the years presented are calculated as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Numerator:
Net income attributable to ordinary shareholders – basic and diluted	65,932,247	139,708,193

Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	107,812,503	107,812,503
Earnings per share attributable to ordinary shareholders – basic and diluted	0.61	1.30

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period.

12. Commitments and Contingencies

Operating leases

The Company did not have material operating leases during the years ended December 31, 2024 and 2023.

Other commitments

The Company did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows or results of operations taken as a whole. As of December 31, 2024, the Company was not a party to any material legal or administrative proceedings.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Related Party Transactions and Balances

Related Parties

Name of related parties	Relationship with the Company
Qingfeng Wu (Mr. Wu)	Founder, chief executive officer, and principal shareholder
Qiuhua Li (Mr. Li)	Founder, chairman of the board of directors, director, and principal shareholder
Shenzhen Bgin Tech Co., Ltd. (“SZ Bgin”)	Company controlled jointly controlled by Mr. Shao and Mr. Li
Igvault HK limited (“IGV HK”)	Company controlled by Mr. Li’s spouse
Icing Trading Limited	Company controlled by Mr. Wu

Related Party Transactions

The Company had the following related party transactions:

(i)     During the year ended December 31, 2024, the Company received management services in the amount of US$660,000 (2023: US$711,846) from SZ Bgin.

(ii)    During the year ended December 31, 2024, the Company incurred US$97,157 (2023: US$70,668) technical services provided by IGV HK.

Due from related party balance

The Company’s due from related party balances as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Qiuhua Li	33,098	—
Qingfeng Wu	68,238	—
Icing Trading Limited	—	32,006
Total	101,336	32,006

The due from related party balances as of December 31, 2024 and 2023 are unsecured, interest-free and due on demand.

Due to related party balance

The Company’s due to related party balances as of December 31, 2024 and 2023 are as follows:

	December 31, 2024	December 31, 2023
	US$	US$
Qiuhua Li	—	343,837
Shenzhen Bgin Tech Co., Ltd.	—	120,000
Icing Trading Limited	10,363	—
Qingfeng Wu	—	21,750
Total	10,363	485,587

The due to related party balances as of December 31, 2024 and 2023 are unsecured, interest-free and due on demand.

During the year ended December 31, 2023, the Company received a short-term loan with the principal amount of USDT$2,000,000 from each of Mr. Wu and Mr. Li. Both loans had a term of three months and bearing an annual interest rate of 3.65%. Both loans had been fully repaid to Mr. Wu and Mr. Li before December 31, 2023.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Segment Reporting

The Company continually monitors the reportable segments for changes in facts and circumstances to determine whether changes in the identification or aggregation of operating segments are necessary. In accordance with ASC 280, “Segment Reporting”, the Group’s chief operating decision maker (“CODM”) has been identified as the board of directors and the chief executive officer, who makes resource allocation decisions and assesses performance based on the segment’s operating results.

The CODM assesses segment performance and allocates resources based on each segment’s revenue and gross profit, as reported in the segment information. These measures are reviewed regularly to evaluate operating results and guide strategic resource allocation decisions.

During the years ended December 31, 2024 and 2023, the Company operated in two primary reportable segments, which were the cryptocurrency mining and the sale of mining machines. Other business activities that are currently not classified as a reportable segment is combined in the category of “Other”.

Year ended December 31, 2024	Cryptocurrency mining	Sale of mining machines	Other	Total
	US$	US$	US$	US$
Revenue	103,868,145	192,162,144	6,247,292	302,277,581
Costs of revenue – excluding depreciation	78,561,986	81,713,511	4,712,409	164,987,906
Cost of revenue – depreciation	9,418,434	—	185,331	9,603,765
Segment gross profit	15,887,725	110,448,633	1,349,552	127,685,910
Selling expenses				702,916
General administrative				7,157,554
Research development				16,374,310
Change in fair value of cryptocurrencies				8,446,437
Realized loss on futures contracts				726,746
Rewards earned from crypto short-term investments				(3,653,722)
Impairment of Property and equipment				16,297,933
Other (income)/expenses, net				338,351
Foreign exchange loss				509,319
Income before income taxes				80,786,066
Current income taxes				16,757,614
Deferred income taxes				(2,112,353)
Net income				66,140,805
Segment total assets	81,901,539	185,778,951	3,107,420	270,787,910

Geographic revenue information for sale of mining machines for the year ended December 31, 2024 is as follows:

Geographic location	US$
Hong Kong, China	63,880,356
United States (US)	44,794,605
Singapore	30,368,587
Taiwan, China	9,376,924
Vietnam	7,465,468
BVI	6,337,092
England and Wales	5,226,816
Malaysia	5,220,935
Hungary	4,495,840
Others	14,995,521
Total revenue from sale of mining machines	192,162,144

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Segment Reporting (cont.)

Year ended December 31, 2023	Cryptocurrency mining	Sale of mining machines	Other	Total
	US$	US$	US$	US$
Revenue	37,003,196	219,782,989	482,186	257,268,371
Costs of revenue – excluding depreciation	29,577,616	25,389,335	453,052	55,420,003
Cost of revenue – depreciation	2,639,240	—	35,785	2,675,025
Segment income(loss)	4,786,340	194,393,654	(6,651)	199,173,343
Selling expenses				1,148,308
General administrative				14,570,383
Research development				10,099,575
Change in fair value of cryptocurrencies				(312,722)
Other (income)/expenses, net				(37,039)
Foreign exchange loss				131,366
Income before income taxes				173,573,472
Income taxes				33,812,690
Net income				139,760,782
Segment total assets	17,437,376	173,554,769	674,565	191,666,710

Geographic revenue information for sale of mining machines for the year ended December 31, 2023 is as follows:

Geographic location	US$
Hong Kong, China	66,540,832
Vietnam	44,775,855
United States	41,062,523
Singapore	35,128,651
Taiwan, China	18,299,139
British Virgin Islands	4,127,967
Others	9,848,022
Total revenue from sale of mining machines	219,782,989

The Company was unable to determine the geographic locations of the customers for revenue from cryptocurrency mining due to the nature of the cryptocurrency mining operations.

As at December 31, 2024, long-term assets located in the U.S., Hong Kong, Malaysia and China Mainland were $49,961,688 or 69.22%, and $827,911 or 1.15%, and $18,797,055 or 26.04%, and $2,589,423 or 3.59% of the Company’s total long-term assets, respectively.

As at December 31, 2023, long-term assets located in the U.S., Hong Kong and China Mainland were $11,435,893 or 97.06%, and $243,041 or 2.06%, and $103,620 or 0.88% of the Company’s total long-term assets, respectively.

15. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2024, through the date the consolidated financial statements were available to issue, and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the notes to the consolidated financial statements, except for the ones below:

•        Hosting Dispute and Legal Proceedings

On June 14, 2024, through its subsidiary, Bgin Infrastructure US, the Company entered into a Hosting Services Agreement with a hosting service provider, Krypton Technologies, LLC (“Krypton”). Krypton sent a written notice to terminate the Hosting Services Agreement in which Krypton alleged, among other things, that Bginfailed to make

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Subsequent Events (cont.)

electricity payment in a timely manner on December 20, 2024. In its notice, Krypton also stated that it would hold Bgin’s mining machines until all alleged past due balances were satisfied. The Company made the payment stated on Krypton’s invoice on December 20, 2024, excluding the contested US$28,595.63 late fee.

On December 30, 2024, Krypton sent further correspondence in which it offered to reinstate the Hosting Services Agreement, provided that Bgin pay Krypton, by December 31, 2024, US$28,595.63 as well as an additional security deposit equal to one month’s power usage cost.

In response, on December 31, 2024, Bgin sent written notice to Krypton agreeing to terminate the Hosting Services Agreement as of December 20, 2024, and requested that, at its earliest convenience, Krypton provide necessary access to Bgin’s technicians so that they could begin the process of unracking all of its mining machines in accordance with the contractual terms. Krypton responded to the request by stating that Bgin needed to pay unbilled December 2024 power usage before Krypton would facilitate the unracking of the mining machines. As of December 31, 2024, Krypton was holding Bgin’s original deposit, paid at the commencement of the Hosting Services Agreement of over US$1 million deposit. Bgin believes the deposit to be in excess of the December 2024 power usage. Krypton was contractually obligated to facilitate the return of the mining machines to Bgin. As of the year-end, the net book value of the mining machines is approximately US$4.32 million. The mining machines are located at the site in Pennsylvania where Krypton operated the mining machines pursuant to the Hosting Services Agreement. Bgin has engaged in settlement communications with Krypton through counsel, however, those communications have not been successful.

On February 12, 2025, Bgin learned that Krypton’s landlord, Mawson Hosting, LLC (“Mawson”), had previously taken control of the mining machines and had been operating them for its own benefit without Bgin’s authorization. Although Bgin demanded that Mawson return the mining machines to Bgin and further demanded that Mawson cease its operation of the mining machines, Mawson refused Bgin’s requests. Bgin’s efforts to resolve the matter with Mawson have been unsuccessful.

On March 31, 2025, Bgin filed a complaint against Mawson and Allegheny & Tsingshan Stainless, LLC (“ATS”), the property owner where the mining machines are located, in Beaver County, Pennsylvania, seeking recovery of the machines and related damages. Although Bgin continues to engage with Mawson in good faith settlement discussions, no resolution has been reached.

•        Other subsequent events

On February 3, 2025, the Company’s board of directors passed unanimous written resolutions to approve, among other things, a subdivision of the Company’s authorized and issued share capital on a 1:10 basis (the “First Share Subdivision”), such that (i) the authorized share capital of the Company be amended from US$50,000 divided into 39,540,000 Class A ordinary shares of par value US$0.001 each and 10,460,000 Class B ordinary shares of par value US$0.001 each to US$50,000.00 divided into 395,400,000 Class A ordinary shares of par value US$0.0001 each and 104,600,000 Class B ordinary shares of par value US$0.0001 each and (ii) the issued share capital of the Company be amended from 3,954,000 Class A ordinary shares of par value US$0.001 each and 1,046,000 Class B ordinary shares of par value US$0.001 each to 39,540,000 Class A ordinary shares of par value US$0.0001 each and 10,460,000 Class B ordinary shares of par value US$0.0001 each.

Through the same set of resolutions, the Company’s board of directors approved an increase in the Company’s authorized share capital from US$50,000.00 divided into 395,400,000 Class A ordinary shares of par value US$0.0001 each and 104,600,000 Class B ordinary shares of par value US$0.0001 each to US$75,000.00 divided into 593,100,000 Class A ordinary shares of par value US$0.0001 each and 156,900,000 Class B ordinary shares of par value US$0.0001 each (the “Share Capital Increase”), and the issuance of an aggregate of 19,770,000 Class A ordinary shares and 5,230,000 Class B ordinary shares to existing shareholders of the Company on a pro rata basis (the “Share Issuance”).

The effects of the First Share Subdivision, the Share Capital Increase and the Share Issuance have been retrospectively applied to all relevant financial data, including shares outstanding, earnings per share, and any other per-share metrics disclosed in the financial statements.

BGIN BLOCKCHAIN LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Subsequent Events (cont.)

On February 12, 2025, the Company’s board of directors passed unanimous written resolutions to approve, among other things, the issuance of 225,000 Class A ordinary shares (323,438 shares after the Second Share Subdivision as disclosed below) to Chung Shing (Paul) Tsang, the Company’s independent director.

On April 10, 2025, the Company’s founder and principal shareholder, Qiuhua Li, acquired 100% of the equity interests in CoinPal Limited (“CoinPal”), the Company’s designated payment platform used by mining machine customers who opt to pay using crypto assets. As of December 31, 2024, the balance of other receivables from CoinPal was US$1,510,912 and all has been received subsequent to year-end.

On June 21, 2025, the Company’s board of directors passed resolutions, to recommend that a final dividend with an aggregate amount of US$5,000,000 be declared by ordinary resolution of the shareholders of the Company and that any such dividend declared by the shareholders of the Company be settled in cash or by a distribution in specie of USDT coins, in each case at the sole discretion of the shareholder entitled to payment of the said final dividend. On June 23, 2025, our shareholders unanimously passed written resolutions declaring a final dividend with an aggregate amount of US$5,000,000 to be paid, at the election of each relevant shareholder, in either cash or by a distribution in specie of USDT coins. The dividend is to be paid out of the profits available for distribution for the financial year ended December 31, 2024. The US$5,000,000 dividend has been fully paid as of the date of the registration statement.

On July 16 2025, the Company’s board of directors passed unanimous written resolutions to approve, among other things, a subdivision of the Company’s authorized and issued share capital on a 1:1.4375 basis (the “Second Share Subdivision”), such that the authorized share capital of the Company be amended to USD75,000.00 divided into 852,581,250 Class A Ordinary Shares of par value USD0.0000695652173913043 each and 225,543,750 Class B Ordinary Shares of par value USD0.0000695652173913043 each. The effects of the Second Share Subdivision have been retrospectively applied to all relevant financial data, including shares outstanding, earnings per share, and any other per-share metrics disclosed in the financial statements.

Until November 14, 2025, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

5,000,000 Class A Ordinary Shares

BGIN BLOCKCHAIN LIMITED

Prospectus dated October 20, 2025